UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: February 10, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the Fourth Quarter 2014 Report of UBS Group AG and UBS AG, which appears immediately following this page.

Fourth Quarter 2014 Report

Our financial results for the fourth quarter of 2014.

Fourth Quarter 2014 Report

Dear shareholders,

For the fourth quarter of 2014, we reported a net profit attributable to shareholders of CHF 963 million and diluted earnings per share of CHF 0.26. The result included a net tax benefit of CHF 493 million. All of our business divisions were profitable, resulting in a Group adjusted1 profit before tax of CHF 648 million. Our performance once again demonstrated the fundamental earnings power of our business and its ability to deliver in a challenging environment.

During the quarter, heightened geopolitical tensions in Eastern Europe and the Middle East continued to influence markets and the macroeconomic environment. Economic conditions in leading developed economies differed greatly. Monetary policy in the eurozone, Switzerland and Japan contrasted notably with the Federal Reserve’s outlook. This created expectations of rising US interest rates and increased upward pressure on the US dollar. Volatility rose in all asset classes as commodity prices fell and concerns about global economic growth increased. These factors adversely influenced client confidence and activity levels, with client risk appetite remaining subdued. Uncertainty and heightened volatility continued into the new year, particularly following the Swiss National Bank’s unexpected change in monetary policy. These factors underline why our focus remains firmly on our clients and on the advice we provide to help them navigate these challenging times. We also continue to focus on the prudent management of our risk profile, which helped all our businesses to perform well during another testing quarter.

In 2014, we continued to reduce risk-weighted assets, improve our leverage ratio and maintain the best fully applied Basel III CET1 ratio in our peer group. Further, our Group net profit for the year rose by 13% to CHF 3.6 billion. Our achievements in 2014 enabled us to deliver attractive returns to our shareholders. Consequently, we intend to propose an ordinary dividend of CHF 0.50 for 2014, an increase of 100% on the prior year and a payout ratio of 53% of the Group’s reported net profit.

Reflecting progress in the establishment of our Group holding company, including the successful completion of our share-for-share exchange offer, we fully accrued a supplementary capital return of CHF 0.25 per share in the fourth quarter of 2014. Subject to shareholder approval, UBS Group AG intends to pay this one-time supplementary capital return upon successful completion of the squeeze-out procedure.

Looking at the fourth quarter in more detail, Wealth Management achieved an adjusted[1] profit before tax of CHF 694 million, the strongest fourth-quarter result since 2008. Increased net interest income and recurring fee income reflected our initiatives to grow lending and mortgage balances and to increase mandate penetration and was also a result of higher invested assets. This was offset by declines in transaction-based income, which fell after a very strong third quarter. Gross margin decreased to 82 basis points, outside of the target range. Net new money flows from clients in Asia Pacific, ultra high net worth clients globally and clients of the domestic business in Europe remained buoyant, but were partly offset by expected cross-border outflows in Europe. Overall, net new money was CHF 3.0 billion. While outside the target range for the quarter, the business’s annualized net new money growth rate for the full year was within the target range. The adjusted[1] cost/income ratio remained within the target range during the quarter.

Wealth Management Americas delivered an adjusted1 profit before tax of USD 233 million, reflecting a new quarterly record for operating income which was offset by higher operating expenses. Total operating income increased on higher transaction-based and net interest income, the latter demonstrating continued success in the business’s banking and lending initiatives. Net new money increased to USD 5.5 billion, with higher inflows from net recruiting of financial advisors leading to an annualized net new money growth rate of 2.2%, within the target range. The gross margin on invested assets and the adjusted1 cost/income ratio also both remained within the target ranges.

Retail & Corporate recorded an adjusted1 profit before tax of CHF 356 million. Operating income declined after a very strong third-quarter performance. Higher credit loss expenses as well as lower recurring net fee income and net interest income were partly offset by higher transaction-based income. Annualized net new business volume growth for the retail business declined, and was therefore below the target range as net new client assets were positive while net new loans were slightly negative, in line with the business’s strategy to grow selectively. The net interest margin and adjusted1 cost/income ratio both remained within the target ranges.

[1] Refer to the “Group performance” section of this report for more information on adjusted results.

1

Fourth Quarter 2014 Report

Global Asset Management posted an adjusted1 profit before tax of CHF 124 million. Higher operating income primarily reflected increased performance fees in traditional investments and global real estate. Operating expenses increased, mostly due to higher charges for litigation, regulatory and similar matters. Excluding money market flows, net new money outflows were CHF 5.8 billion, mostly from traditional investments. The gross margin and adjusted1 cost/income ratio missed the target ranges. While negative in the quarter, the annualized net new money growth rate for the full year was within the target range.

The Investment Bank achieved an adjusted1 profit before tax of CHF 426 million. On a reported basis, operating income was broadly unchanged from the prior quarter. In Corporate Client Solutions, advisory revenues rose on increased participation in merger and acquisition transactions, and equity capital markets benefited from higher revenues from private transactions. This was offset by declines in debt capital markets due to lower activity and higher risk management charges. In Investor Client Services, the equities business delivered a strong performance on higher cash and derivatives results, reflecting increased client activity. Costs declined, reflecting a significant decrease in charges for provisions for litigation, regulatory and similar matters, partly offset by a charge for the annual UK bank levy. While the adjusted1 annualized return on attributed equity was below the target for the year, for the quarter it was 22.7% and above the target range. The adjusted1 cost/income ratio was within the target. The Investment Bank was recognized with a number of awards in recent months. These included UBS being named Equity Derivatives House of the Year by International Financing Review and Most Innovative Bank for M&A by The Banker.

Corporate Center – Core Functions reported a loss before tax of CHF 387 million. Operating income was negative, mainly as a result of higher retained central funding costs partly due to new debt issuances throughout the year, as well as higher retained costs. The loss before tax in Corporate Center – Non-core and Legacy Portfolio was CHF 725 million. Balance sheet exposures were taken down ahead of targets. Fully applied Basel III risk-weighted assets were reduced by CHF 6 billion to CHF 36 billion and balance sheet assets by CHF 5 billion. The fourth quarter included losses in the Non-core rates portfolio from unwind and novation activity, and a loss from the termination of certain credit default swap contracts in the Legacy Portfolio, as well as a charge for the annual UK bank levy.

During the quarter, we continued to manage legal and regulatory issues proactively. We reached resolutions with the Swiss Financial Market Supervisory Authority, the US Commodity Futures Trading Commission and the UK Financial Conduct Authority in connection with industry-wide investigations into foreign exchange markets. Charges related to these resolutions were fully provisioned in the third quarter of 2014 and did not affect our fourth-quarter results. While these resolutions were important, we remain focused on fully resolving this matter.

We were pleased to announce that the Board of Directors intends to nominate Jes Staley for election to the Board at this year’s Annual General Meeting. We believe that his professional expertise, gained from three decades of working in several top leadership functions in global banking, would strengthen the UBS Board of Directors further.

UBS applies a sophisticated environmental and social risk framework to all of its transactions, products, services and activities in order to identify and assess environmental and social risks associated with client and supplier relationships. In the quarter, we published details of this framework in one comprehensive document. And recently we were rated best in class in both the FTSE4Good Index Series and the CDP Climate Performance Leadership Index, both of which acknowledge companies that demonstrate strong sustainability practices. Meanwhile, at the recent World Economic Forum (WEF) Annual Meeting in Davos, we launched The Davos Challenge: Walk for Education. UBS and the UBS Optimus Foundation – through World Bicycle Relief – pledged to give one bicycle to schoolchildren in rural South Africa for every 6 km walked by Davos participants during the meeting. Participants rose to the challenge, helping us reach our goal of donating 2,500 bikes. These bikes will cut children’s travel times significantly, boosting attendance and educational achievement.

Outlook – At the start of the first quarter of 2015, many of the underlying challenges and geopolitical issues that we have previously highlighted remain. The mixed outlook for global growth, the absence of sustained and credible improvements to unresolved issues in Europe, continuing US fiscal and monetary policy issues, increasing geopolitical instability and greater uncertainty surrounding the potential effects of lower and potentially volatile energy and other commodity prices would make improvements in

[1] Refer to the “Group performance” section of this report for more information on adjusted results.

2

Axel A. Weber Chairman of the Board of Directors    Sergio P. Ermotti Group Chief Executive Officer

prevailing market conditions unlikely. In addition, recent moves by the Swiss National Bank to remove the EUR/CHF floor and by the European Central Bank to increase its balance sheet expansion via quantitative easing have added additional challenges to the financial markets and to Swiss-based financial services firms specifically. The increased value of the Swiss franc relative to other currencies, especially the US dollar and the euro, and negative interest rates in the eurozone and Switzerland will put pressure on our profitability and, if they persist, on some of our targeted performance levels. Despite ongoing and new challenges, we will continue to execute on our strategy in order to ensure the firm’s long-term success and to deliver sustainable returns for our shareholders.

Yours sincerely,

Axel A. Weber	Sergio P. Ermotti
Chairman of the	Group Chief Executive Officer
Board of Directors

3

Fourth Quarter 2014 Report

UBS key figures¹

	As of or for the quarter ended			As of or for the year ended
CHF million, except where indicated	31.12.14	30.9.14	31.12.13	31.12.14	31.12.13

Group results
Operating income	6,746	6,876	6,307	28,027	27,732
Operating expenses	6,208	7,430	5,858	25,433	24,461
Operating profit/(loss) before tax	538	(554)	449	2,595	3,272
Net profit/(loss) attributable to UBS Group AG shareholders	963	762	917	3,571	3,172
Diluted earnings per share (CHF)[2]	0.26	0.20	0.24	0.94	0.83

Key performance indicators[3]
Profitability
Return on equity (RoE) (%)	7.6	6.1	7.7	7.2	6.7
Return on assets, gross (%)	2.6	2.7	2.5	2.8	2.5
Cost/income ratio (%)	91.2	107.5	92.7	90.5	88.0
Growth
Net profit growth (%)	26.4	(3.8)	58.9	12.6
Net new money growth for combined wealth management businesses (%)	1.7	3.1	2.4	2.5	3.4
Resources
Common equity tier 1 capital ratio (fully applied, %)[4]	13.4	13.7	12.8	13.4	12.8
Swiss SRB leverage ratio (phase-in, %)	5.4	5.4	4.7	5.4	4.7

Additional information
Profitability
Return on tangible equity (%)[5]	8.9	7.1	9.1	8.4	8.0
Return on risk-weighted assets, gross (%)[6]	12.3	12.2	11.2	12.4	11.4
Resources
Total assets	1,062,456	1,044,899	1,013,355	1,062,456	1,013,355
Equity attributable to UBS Group AG shareholders	50,716	50,824	48,002	50,716	48,002
Common equity tier 1 capital (fully applied)[4]	29,089	30,047	28,908	29,089	28,908
Common equity tier 1 capital (phase-in)[4]	42,975	42,464	42,179	42,975	42,179
Risk-weighted assets (fully applied)[4]	216,462	219,296	225,153	216,462	225,153
Risk-weighted assets (phase-in)[4]	220,877	222,648	228,557	220,877	228,557
Common equity tier 1 capital ratio (phase-in, %)[4]	19.5	19.1	18.5	19.5	18.5
Total capital ratio (fully applied, %)[4]	18.9	18.7	15.4	18.9	15.4
Total capital ratio (phase-in, %)[4]	25.5	24.9	22.2	25.5	22.2
Swiss SRB leverage ratio (fully applied, %)	4.1	4.2	3.4	4.1	3.4
Swiss SRB leverage ratio denominator (fully applied)[7]	997,850	980,669	1,015,306	997,850	1,015,306
Swiss SRB leverage ratio denominator (phase-in)[7]	1,004,862	987,327	1,022,924	1,004,862	1,022,924
Other
Invested assets (CHF billion)[8]	2,734	2,640	2,390	2,734	2,390
Personnel (full-time equivalents)	60,155	60,292	60,205	60,155	60,205
Market capitalization[9]	63,526	64,047	65,007	63,526	65,007
Total book value per share (CHF)[9]	13.97	13.54	12.74	13.97	12.74
Tangible book value per share (CHF)[9]	12.17	11.78	11.07	12.17	11.07

1  Represents information for UBS Group AG (consolidated). Comparative information is the same as previously reported for UBS AG (consolidated) as UBS Group AG (consolidated) is considered to be the continuation of UBS AG (consolidated). Refer to the “The new legal structure of UBS Group” section and to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information.    2  Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.    3  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators. In the first quarter of 2014, the definitions of certain Group key performance indicators were amended. Refer to the “Regulatory and legal developments and financial reporting changes” section of our first quarter 2014 report for more information.    4  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    5  Net profit/(loss) attributable to UBS Group AG shareholders before amortization and impairment of goodwill and intangible assets (annualized as applicable)/average equity attributable to UBS Group AG shareholders less average goodwill and intangible assets. Goodwill and intangible assets used in the calculation of tangible equity attributable to UBS Group AG shareholders as of 31 December 2014 have been adjusted to reflect the non-controlling interests in UBS AG as of that date.    6  Based on phase-in Basel III risk-weighted assets.    7  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.    8  Group invested assets includes invested assets for Retail & Corporate.    9  Refer to the “UBS shares” section of this report for more information.

4

Corporate calendar UBS Group AG

Publication of the Annual Report 2014:

Friday, 13 March 2015

Publication of the first quarter 2015 report:

Tuesday, 5 May 2015

Annual General Meeting[1]:

Thursday, 7 May 2015

Publication of the second quarter 2015 report:

Tuesday, 28 July 2015

Publication of the third quarter 2015 report:

Tuesday, 3 November 2015

[1] The Annual General Meeting of UBS AG shareholders will also take place on Thursday, 7 May 2015.

Contacts

Switchboards

For all general enquiries.

Zurich +41-44-234 1111

London +44-20-7568 0000

New York +1-212-821 3000

Hong Kong +852-2971 8888

www.ubs.com/contact

Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York.

UBS Group AG, Investor Relations

P.O. Box, CH-8098 Zurich, Switzerland

investorrelations@ubs.com

www.ubs.com/investors

Hotline Zurich +41-44-234 4100

Hotline New York +1-212-882 5734

Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500

mediarelations@ubs.com

London +44-20-7567 4714

ubs-media-relations@ubs.com

New York +1-212-882 5857

mediarelations-ny@ubs.com

Hong Kong +852-2971 8200

sh-mediarelations-ap@ubs.com

Office of the Company Secretary

The Company Secretary receives enquiries on compensation and related issues addressed to members of the Board of Directors.

UBS Group AG, Office of the Company Secretary

P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team, a unit of the Company Secretary office, is responsible for the registration of the global registered shares.

UBS Group AG, Shareholder Services

P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8220

US Transfer Agent

For global registered share-related enquiries in the US.

Computershare

P.O. Box 30170

College Station

TX 77842, USA

Shareholder online enquiries:

https://www-us.computershare.com/

investor/Contact

Shareholder website:

www.computershare.com/investor

Calls from the US +1 866-541 9689

Calls from outside

the US +1-201-680 6578

Fax +1-201-680 4675

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com

Language: English | SAP-No. 80834E-1501

© UBS 2015. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices

1.	UBS Group
08	The new legal structure of UBS Group
15	Recent developments
19	Group performance
2.	UBS business divisions and Corporate Center
32	Wealth Management
35	Wealth Management Americas
39	Retail & Corporate
41	Global Asset Management
46	Investment Bank
49	Corporate Center
3.	Risk and treasury management
57	Risk and treasury management key developments
58	Risk management and control
76	Balance sheet
79	Liquidity and funding management
82	Capital management
102	UBS shares
4.	Financial information (unaudited)
107	Interim consolidated financial statements UBS Group AG (unaudited)
143	Supplemental information (unaudited) for UBS Group AG (standalone), UBS AG (consolidated), UBS AG (standalone) and UBS Limited (standalone)
Appendix
166	Abbreviations frequently used in our financial reports
167	Information sources

5

Fourth Quarter 2014 Report

UBS and its businesses

We draw on our over 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. Our business strategy is centered on our pre-eminent global wealth management businesses and our leading universal bank in Switzerland, complemented by our Global Asset Management business and our Investment Bank, with a focus on capital efficiency and businesses that offer a superior structural growth and profitability outlook. Headquartered in Zurich, Switzerland, we have offices in more than 50 countries, including all major financial centers, and approximately 60,000 employees. UBS Group AG is the holding company of the UBS Group. Under Swiss company law, UBS Group AG is organized as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors. The operational structure of the Group comprises the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and the Investment Bank.

Wealth Management

Wealth Management provides comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. Its clients benefit from the entire spectrum of UBS resources, ranging from investment management to estate planning and corporate finance advice, in addition to specific wealth management products and services.

Wealth Management Americas

Wealth Management Americas provides advice-based solutions and banking services through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth and high net worth individuals and families. It includes the domestic US business, the domestic Canadian business and international business booked in the US.

Retail & Corporate

Retail & Corporate maintains a leading position across retail, corporate and institutional client segments in Switzerland and constitutes a central building block of UBS Switzerland’s pre-eminent universal bank model. It provides comprehensive financial products and services embedded in a true multi-channel experience, offering clients convenient access. It continues to enhance the range of life-cycle products and services offered to clients, while pursuing additional growth in advisory and execution services.

Global Asset Management

Global Asset Management is a large-scale asset manager with diversified businesses across investment capabilities, regions and distribution channels. It offers investment capabilities and styles across all major traditional and alternative asset classes including equities, fixed income, currencies, hedge funds, real estate, infrastructure and private equity that can also be combined into multi-asset strategies. The fund services unit provides professional services including fund set-up, accounting and reporting for both traditional investment funds and alternative funds.

Investment Bank

The Investment Bank provides corporate, institutional and wealth management clients with expert advice, innovative financial solutions, outstanding execution and comprehensive access to the world’s capital markets. It offers financial advisory and capital markets, research, equities, foreign exchange, precious metals and tailored fixed income services in rates and credit through its two business units, Corporate Client Solutions and Investor Client Services. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a range of securities.

Corporate Center

The Corporate Center comprises Core Functions and the Non-core and Legacy Portfolio. Core Functions provides Group-wide control functions such as finance (including treasury services such as funding, balance sheet and capital management), risk control (including compliance) and legal. In addition, it provides all logistics and support functions, including operations, information technology, human resources, regulatory relations and strategic initiatives, communications and branding, corporate real estate and administrative services, physical security, information security and offshoring. Core Functions allocates most of its treasury income, operating expenses and personnel associated with the abovementioned activities to the businesses. The Non-core and Legacy Portfolio comprises the non-core businesses and legacy positions that used to be part of the Investment Bank.

6

UBS Group Management report

The new legal structure of UBS Group

The new legal structure of UBS Group

During 2014, we established UBS Group AG as the holding company of the UBS Group. This change is intended, along with other measures already announced, to substantially improve the resolvability of the UBS Group in response to evolving “too-big-to-fail” regulatory requirements.

UBS Group AG was incorporated on 10 June 2014 as a wholly owned subsidiary of UBS AG. On 29 September 2014, UBS Group AG launched an offer to acquire all the issued ordinary shares of UBS AG in exchange for registered shares of UBS Group AG on a one-for-one basis. Following the exchange offer and subsequent private exchanges on a one-for-one basis with various shareholders and banks in Switzerland and elsewhere outside the United States, UBS Group AG acquired 96.68% of UBS AG shares by 31 December 2014.

UBS Group AG intends to acquire the remaining UBS AG shares through a squeeze-out procedure according to the Swiss Stock Exchanges and Securities Trading Act or through a squeeze-out merger of UBS AG into a subsidiary according to the Swiss Merger Act, and may also seek to acquire additional shares of UBS AG through any other lawful means. Completion of the squeeze-out process may take a considerable period of time.

8

UBS Group

Once the squeeze-out process is completed, we expect to pay a supplementary capital return of at least CHF 0.25 per share to shareholders of UBS Group AG.

UBS Group AG shares have been listed on the SIX Swiss Exchange (SIX) (Ticker symbol: UBSG) since 28 November 2014 and also began regular-way trading on the New York Stock Exchange (NYSE) (Ticker symbol: UBS) on the same date. UBS AG shares were delisted from the New York Stock Exchange on 17 January 2015. UBS AG shares will also be delisted from SIX Swiss Exchange upon completion of the squeeze-out process.

The changes to our legal structure do not affect our strategy, our business and the way we serve our clients. They also have no material effect on the organization, processes, roles and responsibilities with respect to how UBS is managed and governed. UBS Group AG’s Board of Directors and Group Executive Board have the same members as the UBS AG’s Board of Directors and Group Executive Board, respectively.

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG (consolidated),” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries

“UBS AG (consolidated)”	UBS AG and its consolidated subsidiaries

“UBS Group AG” and “UBS Group AG (standalone)”	UBS Group AG on a standalone basis

“UBS AG” and “UBS AG (standalone)”	UBS AG on a standalone basis

9

The new legal structure of UBS Group

Transaction overview

Key steps in the Group reorganization

–

On 10 June 2014, the new entity UBS Group AG was incorporated as a stock corporation (Aktiengesellschaft) under Swiss law and as a wholly owned subsidiary of UBS AG with a registered domicile in Zurich.

–

On 29 September 2014, UBS Group AG launched an offer to acquire all issued ordinary shares of UBS AG in exchange for registered shares of UBS Group AG on a one-for-one basis (the exchange offer). During the initial offer period from 14 October to 20 November 2014, 90.40% of all issued UBS AG shares were tendered.

–	On 26 November 2014, the capital increase in connection with the first settlement of the exchange offer was approved by UBS AG, the sole shareholder of UBS Group AG at the time.
–

On 28 November 2014, the first settlement of the exchange offer was carried out and UBS Group AG became the holding company of UBS Group and the parent company of UBS AG. UBS Group AG shares started trading on the SIX and also began regular-way trading on the NYSE on the same date.

–	A subsequent offer period was provided from 26 November to 10 December 2014.
–

Following the exchange offer and subsequent private exchanges on a one-for-one basis with various shareholders and banks in Switzerland and elsewhere outside the United States, UBS Group AG held 96.68% of UBS AG shares by 31 December 2014.

–	Further private exchanges have reduced the amount of outstanding UBS AG shares by 17.1 million and as a result UBS Group held 97.12% of UBS AG shares by 6 February 2015.
è	Refer to the “UBS shares” section of this report for more information on our shares

Transfer of deferred compensation plans

As part of the Group reorganization, in the fourth quarter of 2014, UBS Group AG assumed all obligations of UBS AG as “grantor” in connection with outstanding awards under employee share, option, notional fund and deferred cash plans. At the same time, UBS Group AG acquired the beneficial ownership of the financial assets and 91 million treasury shares of UBS Group AG held to hedge the economic exposure arising from these plans.

Obligations relating to these deferred compensation plans’ awards, which are required to be, and have been, granted by a separate UBS subsidiary or local employing entity, have not been assumed by UBS Group AG and will continue on this basis. Furthermore, obligations related to other compensation vehicles, such as defined benefit pension plans and other local awards, have not been assumed by UBS Group AG and are retained by the relevant employing and/or sponsoring entities.

10

UBS Group

Comparison UBS Group AG (consolidated) vs. UBS AG (consolidated)

The consolidated assets and liabilities of the Group were not affected by the transaction. No cash offer was made for UBS AG shares and therefore no cash proceeds have resulted from the issue of the UBS Group AG shares in connection with the exchange offer.

The table on the next page shows the differences between UBS Group AG (consolidated) and UBS AG (consolidated) financial, capital and liquidity and funding information as of or for the period ended 31 December 2014. These differences are recorded in Corporate Center – Core Functions and relate to the following:

–

Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG.

–

The accounting policies applied under International Financial Reporting Standards (IFRS) in both financial statements are identical. However, there are differences in equity and net profit, as a small portion of UBS AG shares is still held by shareholders with a non-controlling interest (NCI) and due to different presentation requirements related to preferred notes issued by UBS AG.

–

Total equity of UBS Group AG consolidated includes non-controlling interests in UBS AG. Most of the difference of CHF 1,504 million in equity attributable to shareholders between the consolidated equity of UBS Group AG and UBS AG relates to these non-controlling interests. Net profit attributable to non-exchanged UBS AG shares is presented as net profit attributable to NCI in the consolidated income statement of UBS Group AG.
–

Preferred notes issued by UBS AG of CHF 2,013 million are presented in the consolidated UBS Group AG balance sheet as equity attributable to NCI, while in the consolidated UBS AG balance sheet, these preferred notes are required to be presented as equity attributable to preferred noteholders. For 2014, the consolidated financial statements of UBS Group AG and UBS AG reflect the same net profit attributable to preferred noteholders as no additional profit has been attributed to preferred noteholders following the date upon which UBS Group AG became the holding company of the Group.

–

Most of the difference of CHF 1,864 million and CHF 450 million in common equity tier 1 and total capital, respectively, was due to compensation-related regulatory capital accruals, liabilities and capital instruments which are reflected on the level of UBS Group AG, following the transfer of the grantor function for the Group’s employee deferred compensation plans during the fourth quarter of 2014. Respective charges to consolidated UBS AG common equity tier 1 and total capital will be made over the service period of the corresponding compensation awards.

11

The new legal structure of UBS Group

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)

	As of or for the quarter ended 31.12.14				As of or for the year ended 31.12.14
CHF million, except where indicated	UBS Group AG (conso- lidated)	UBS AG (conso- lidated)	Difference (absolute)	Difference (%)	UBS Group AG (conso- lidated)	UBS AG (conso- lidated)	Difference (absolute)	Difference (%)
Income statement
Operating income	6,746	6,745	1	0	28,027	28,026	1	0
Operating expenses	6,208	6,199	10	0	25,433	25,423	10	0
Operating profit/(loss) before tax	538	546	(8)	(1)	2,595	2,603	(8)	0
Net profit/(loss)	1,031	1,039	(9)	1	3,752	3,761	(9)	0
of which: net profit/(loss) attributable to shareholders	963	1,005	(43)	(4)	3,571	3,614	(43)	(1)
of which: net profit/(loss) attributable to preferred noteholders	31	31	0	0	142	142	0	0
of which: net profit/(loss) attributable to non-controlling interests	36	2	34		39	5	34	680
Balance sheet
Total assets	1,062,456	1,062,305	151	0	1,062,456	1,062,305	151	0
Total liabilities	1,007,976	1,008,028	(52)	0	1,007,976	1,008,028	(52)	0
Total equity	54,480	54,277	203	0	54,480	54,277	203	0
of which: equity attributable to shareholders	50,716	52,220	(1,504)	(3)	50,716	52,220	(1,504)	(3)
of which: equity attributable to preferred noteholders	0	2,013	(2,013)	(100)	0	2,013	(2,013)	(100)
of which: equity attributable to non-controlling interests	3,764	45	3,719		3,764	45	3,719
Capital information (fully applied)
Common equity tier 1 capital	29,089	30,953	(1,864)	(6)	29,089	30,953	(1,864)	(6)
Total capital	40,954	41,404	(450)	(1)	40,954	41,404	(450)	(1)
Risk-weighted assets	216,462	217,158	(696)	0	216,462	217,158	(696)	0
Swiss SRB leverage ratio denominator	997,850	999,152	(1,302)	0	997,850	999,152	(1,302)	0
Common equity tier 1 capital ratio (%)	13.4	14.3	(0.9)		13.4	14.3	(0.9)
Total capital ratio (%)	18.9	19.1	(0.2)		18.9	19.1	(0.2)
Swiss SRB leverage ratio (%)	4.1	4.1	0.0		4.1	4.1	0.0
Liquidity and funding
Liquidity coverage ratio (pro-forma, %)	123	123	0		123	123	0
Net stable funding ratio (pro-forma, %)	106	106	0		106	106	0
Share information
Shares issued (number of shares)	3,717,128,324	3,844,560,913	(127,432,589)	(3)	3,717,128,324	3,844,560,913	(127,432,589)	(3)
Shares outstanding (number of shares)	3,629,256,587	3,842,445,658	(213,189,071)	(6)	3,629,256,587	3,842,445,658	(213,189,071)	(6)
Diluted earnings per share (CHF)	0.26	0.26	0.00	0	0.94	0.94	0.00	0
Tangible book value per share (CHF)	12.17	11.82	0.35	3	12.17	11.82	0.35	3

12

UBS Group

External reporting for the fourth quarter 2014

General requirements

Our external reporting requirements and the scope of our external reports are defined by general accounting law and principles, relevant stock and debt listing rules, and specific legal and regulatory requirements, as well as by our own financial reporting policies. As a global firm with shares listed both on the SIX and NYSE, we prepare and publish consolidated financial statements in accordance with IFRS on a quarterly basis. Management’s discussion and analysis (MD&A) complements our financial statements by providing a breakdown of results by business division and Corporate Center and disclosures relating to risk management and control, balance sheet, liquidity and funding, and capital management.

Our financial results for the fourth quarter of 2014

This report focuses on UBS Group AG (consolidated) and provides:

–	MD&A information for UBS Group AG (consolidated);
–	Unaudited financial statements for UBS Group AG (consolidated) under IFRS, excluding a statement of cash flows and certain explanatory notes in the “Financial information” section; and
–	UBS Group AG standalone income statement and balance sheet in the “Financial information” section, in line with the Swiss Code of Obligations.

In addition, we have provided supplemental information for UBS AG and UBS Limited in the “Financial information” section:

–	UBS AG consolidated key figures table;
–	UBS AG consolidated income statement, statement of comprehensive income and balance sheet in accordance with IFRS;
–	UBS AG consolidated capital information in accordance with requirements for Swiss systemically relevant banks (SRB);
–	UBS AG standalone income statement and balance sheet in accordance with Swiss Federal banking law;
–	UBS AG standalone capital information in accordance with Swiss SRB requirements;
–	UBS Limited standalone income statement, statement of comprehensive income and balance sheet in accordance with IFRS; and
–	UBS Limited standalone capital information in accordance with Basel III regulations.

13

The new legal structure of UBS Group

Future structural changes

UBS continues to implement additional measures to substantially improve the Group’s resolvability in response to too-big-to-fail (TBTF) requirements in Switzerland and the other countries in which the Group operates. In Switzerland, we are progressing towards the transfer of our Retail & Corporate business division and the Swiss-booked business of our Wealth Management business division into UBS Switzerland AG by mid-2015. To comply with new rules for foreign banks in the US under the Dodd-Frank Wall Street Reform and Consumer Protection Act, by 1 July 2016 we will designate an intermediate holding company that will own all of our US operations except US branches of UBS AG. In the UK, we have begun to implement a revised business and operating model for UBS Limited, which will enable UBS Limited to bear and retain a larger proportion of the risk and reward in its business activities.

Our strategy, our business and the way we serve our clients are not affected by these changes. These plans do not require UBS to raise additional common equity capital and are not expected to materially affect the firm’s capital-generating capability.

We are confident that the establishment of UBS Group AG as the holding company of the Group along with our other announced measures will substantially enhance the resolvability of the Group. We expect that the Group will qualify for a rebate on the progressive buffer capital requirements, which should result in lower overall capital requirements. The Swiss Financial Market Supervisory Authority (FINMA) has confirmed that our proposed measures are in principle suitable to warrant a rebate, although the amount and timing will depend on the actual execution of these measures and can therefore only be specified once all measures are implemented.

We may consider further changes to the Group’s legal structure in response to regulatory requirements, including to further improve the resolvability of the Group, to respond to capital requirements, (as well as to seek any reduction in capital requirements the Group may be entitled to), and to meet any other regulatory requirements regarding our legal structure. Such changes may include the transfer of operating subsidiaries of UBS AG to become direct subsidiaries of UBS Group AG, the transfer of shared service and support functions to service companies, and adjustments to the booking entity or location of products and services. These structural changes are being discussed on an ongoing basis with FINMA and other regulatory authorities and remain subject to a number of uncertainties that may affect their feasibility, scope or timing.

è	Refer to the “Capital management” section of this report for more information on our capital requirements

14

UBS Group

Recent developments

Impact of Swiss National Bank actions

On 15 January 2015, the Swiss National Bank (SNB) discontinued the minimum targeted exchange rate for the Swiss franc versus the euro, which had been in place since September 2011. At the same time, the SNB lowered the interest rate on deposit account balances at the SNB that exceed a given exemption threshold by 50 basis points to negative 0.75%. It also moved the target range for three-month Libor to between negative 1.25% and negative 0.25% (previously negative 0.75% to positive 0.25%). These decisions resulted in a considerable strengthening of the Swiss franc against the euro, US dollar, British pound, Japanese yen and several other currencies, as well as a reduction in Swiss franc interest rates. As of 31 January 2015, the Swiss franc exchange rate was 0.92 to the US dollar, 1.04 to the euro, 1.38 to the British pound and 0.78 to 100 Japanese yen. Volatility levels in foreign currency exchange and interest rates also increased.

A significant portion of the equity of UBS’s foreign operations is denominated in US dollars, euros, British pounds and other foreign currencies. The appreciation of the Swiss franc would have led to an estimated decline in total equity of approximately CHF 2.0 billion or 4% when applying currency translation rates as of 31 January 2015 to the reported balances as of 31 December 2014. This includes a reduction in recognized deferred tax assets, mainly related to the US, of approximately CHF 0.6 billion (of which CHF 0.3 billion relates to temporary differences deferred tax assets), which would be recognized in Other comprehensive income.

Similarly, a significant portion of our Basel III risk-weighted assets (RWA) are denominated in US dollars, euros, British pounds and other foreign currencies. Group Treasury is mandated with the task of minimizing adverse effects from changes in currency rates on our capital ratios. The Group Asset and Liability Management Committee, a committee of the UBS Group Executive Board, can adjust the currency mix in capital, within limits set by the Board of Directors, to balance the effect of foreign exchange movements on the fully applied CET1 capital and total capital ratio. As a result, the proportion of RWA denominated in foreign currencies outweighs the capital in these currencies, and the significant appreciation of the Swiss franc against these currencies benefited our Basel III capital ratios.

On a fully applied basis for Swiss systemically relevant banks (SRB) we would have experienced the following approximate declines in our capital balances when applying currency translation rates as of 31 January 2015 to the reported balances as of 31 December 2014: CHF 0.9 billion or 3% in fully applied common equity tier 1 (CET1) capital, CHF 1.8 billion or 4% in fully applied total capital, CHF 9.2 billion or 4% in fully applied RWA and CHF 71.4 billion or 7% in the fully applied leverage ratio denominator. Consequently, we estimate that our fully applied Swiss SRB CET1 capital ratio would have increased by approximately 20 basis points and the fully applied leverage ratio would have improved by approximately 10 basis points.

In aggregate, UBS did not experience negative revenues in its trading businesses in connection with the SNB announcement. While it is premature to draw a conclusion about the quarter, we have had a solid start to the year.

However, the portion of our operating income denominated in non-Swiss franc currencies is greater than the portion of operating expenses denominated in non-Swiss franc currencies. Therefore, appreciation of the Swiss franc against other currencies generally has an adverse effect on our earnings in the absence of any mitigating actions.

In addition to the estimated effects from changes in foreign currency exchange rates, our equity and capital are affected by changes in interest rates. In particular, the calculation of our net defined benefit assets and liabilities is sensitive to the discount rate applied. Specifically, the reduction in applicable discount rates during January would have reduced our equity and fully applied Swiss SRB CET1 capital by around CHF 1 billion. Also, the persistently low interest rate environment would continue to have an adverse effect on our replication portfolios, and our net interest income would further decrease.

Furthermore, the stronger Swiss franc may have a negative impact on the Swiss economy, which, given its reliance on exports, could impact some of the counterparties within our domestic lending portfolio and lead to an increase in the level of credit loss expenses in future periods.

Regulatory and legal developments

FINMA publishes new leverage ratio and revised disclosure circulars, and provides further guidance on RWA calculations

In November 2014, the Swiss Financial Market Supervisory Authority (FINMA) published a new circular on the leverage ratio and a revised circular on disclosure.

The new FINMA Circular “Leverage ratio – banks” covers the calculation rules for the leverage ratio in Switzerland. For Swiss systemically relevant banks (SRB), the new circular revises the way the leverage ratio denominator (LRD) is calculated in order to be aligned with the rules issued by the Bank for International Settlements (BIS) in January 2014. This change became effective on 1 January 2015. We are making use of a one-year transition period, under which the existing Swiss SRB definition may still be used, but we are required to disclose both leverage ratio measures (based on existing Swiss SRB rules as well as on the BIS Basel III rules) starting with our first quarter 2015 reporting. The current minimum leverage ratio requirement as a percentage of the risk-based capital ratio requirement (excluding the countercyclical buffer requirement) remains unchanged for Swiss SRB.

The Basel III rules also require disclosure of the leverage ratio and liquidity coverage ratio (LCR) as of 2015. These disclosure requirements are included in the revised FINMA Circular “Disclosure – banks,” which came into force on 1 January 2015.

15

Recent developments

During 2012, FINMA began requiring banks using the internal ratings-based (IRB) approach to apply a bank-specific IRB multiplier when calculating risk-weighted assets (RWA) for owner-occupied Swiss residential mortgages. This multiplier is applied to new and renewed mortgages. The entire owner-occupied Swiss residential mortgage portfolio is subject to this multiplier, which is being phased in through 2019. FINMA has notified us that the RWA increase should be extended to Swiss income-producing residential and commercial real estate from the first quarter of 2015 with a phased implementation through 2019. FINMA also announced that the RWA levels of other asset classes are to be reviewed. We understand these reviews to be in anticipation of the Basel Committee on Banking Supervision (BCBS) expected prudential reforms (e.g., reduction in the variability of capital ratios or capital floors).

Final report of the group of experts on the further development of Switzerland’s financial market strategy

A group of senior experts representing the private sector, authorities and academia (“the Brunetti group”) was appointed by the Swiss Federal Council, and mandated to further develop the strategy of Switzerland’s financial market. In its final report, issued in December 2014, the Brunetti group made recommendations with regard to (i) safeguarding systemic stability/too-big-to-fail (TBTF), (ii) preserving market access, (iii) improving the tax environment, and (iv) efficient organization of regulatory processes. The Brunetti group stated that the Swiss TBTF approach compares favorably with the approaches of other countries and therefore no reorientation of the prevailing regulatory model is necessary. Although an international comparative analysis has confirmed that the Swiss regulatory model is, in principle, suitable to address the TBTF problem, the Brunetti group argued that certain adjustments within the model are necessary to truly eliminate the implicit government guarantee in the long term. The Brunetti group’s work on the TBTF regime serves as the basis for the Swiss Federal Council’s review report on the Swiss TBTF law to be presented to the Swiss parliament in early 2015.

The Brunetti group emphasized the importance of Swiss financial services providers’ access to foreign markets with a view to maintaining the competitiveness of the Swiss financial center. Furthermore, following a recommendation made by the Brunetti group, the Swiss Federal Council submitted a draft law on 17 December 2014 for consultation, proposing to move towards a “paying agent” principle for Swiss withholding tax. The Brunetti group also analyzed the Swiss regulatory and supervisory processes and proposed various improvements, including that the institutionalized dialogue among authorities, market participants and research be expanded.

International consultations related to the capital framework

During the fourth quarter of 2014, the Financial Stability Board (FSB) and the Basel Committee on Banking Supervision (BCBS) issued a number of potentially far-reaching proposals that affect the amounts and calculation methods for regulatory capital. The FSB issued its proposed standards on Total Loss-Absorbing Capacity (TLAC) that aims to build up adequate loss-absorbing capacity for global systemically important banks to ensure that an orderly wind-down is possible. The FSB proposes that a minimum Pillar 1 TLAC requirement be set within the range of 16% to 20% of RWA and at least twice the Basel III tier 1 leverage ratio requirement.

A second consultation covers the BCBS proposals for revising the standardized approach to credit risk, e.g., by relying less on external credit ratings, reducing the scope of national discretion or strengthening the link between the standardized and the IRB approach. One of the key aspects of the current proposal is that the corporate and bank exposures would be based on a limited number of drivers and no longer risk-weighted by reference to their external credit ratings.

The BCBS also issued a proposal on the design of a capital floor framework, which would be based on revised standardized approaches for credit, market and operational risk. The calibration of the floor is outside the scope of the consultation.

BCBS issues revised Pillar 3 disclosure requirements

In January 2015, the BCBS issued revised Pillar 3 disclosure requirements that aim to improve comparability and consistency of disclosures. To this end, the BCBS introduced harmonized templates. These include prescriptive fixed form templates for quantitative information that is considered essential for the analysis of a bank’s regulatory capital requirements as well as templates with a more flexible format for information which is considered meaningful to the market. In addition, banks may accompany the disclosure requirements in each template with a qualitative commentary that explains a bank’s particular circumstances and risk profile.

According to the BCBS timeline, banks will be required to publish their first Pillar 3 reports under the revised framework concurrently with their year-end 2016 financial reports. Under the new requirements, we will be mapping the financial statements into regulatory risk categories and we will present semiannually and annually comprehensive sets of standardized disclosure tables. Amendments to our Pillar 3 reporting will further include the quarterly disclosure of a RWA flow statement in a granularity similar to the one we have so far been disclosing annually. The standardized tables are designed to improve the comparability between banks and are expected to require significant implementation investment.

European Banking Union

The implementation of the European Banking Union (EBU) passed a milestone with the launch of the Single Supervisory Mechanism (SSM) on 4 November 2014. The European Central Bank (ECB) now directly supervises 123 significant banks in the eurozone, including UBS Luxembourg SA, which together represent 82% of total bank assets in the eurozone. Prior to the start of the SSM, the ECB published the results of the comprehensive assessment, comprising an asset quality review and stress test, of a total of 130 banks. The ECB noted there was a total capital shortfall of EUR 25 billion detected at 25 participating banks at the end of 2013. UBS Luxembourg SA successfully passed the comprehensive assessment.

16

UBS Group

US regulators amended capital rules for intermediate holding companies

The Federal Reserve Board issued a final rule adjusting the due date for large bank holding companies (BHC) to submit capital plans and stress test results from 5 January to 5 April 2016. The final rule also adopts, with some adjustments, the limitation on a BHC’s ability to make capital distributions to the extent that its actual net capital issuances are less than the amount indicated in its capital plan. The rule reaffirmed that an intermediate holding company (IHC) formed in anticipation of the IHC rule, such as that of UBS, would not be subject to risk-based capital, liquidity and risk management standards until 1 July 2016, the capital plan rule until the 2017 cycle, and the stress testing rule and Comprehensive Capital Analysis and Review (CCAR) process until the 2018 cycle.

Financial reporting and accounting changes

ETD client cash balances removed from balance sheet

We provide clearing and execution services to clients entering into exchange-traded derivatives (ETD). In the fourth quarter of 2014, we changed our accounting policy with respect to recognizing cash initial margin collected and remitted (together, client cash balances) to more closely align with evolving market practices.

Client cash balances that are legally isolated from UBS’s estate, and that UBS neither benefits from nor controls, are not deemed assets and corresponding liabilities of the Group. Consequently, they are no longer reflected within Cash collateral payables on derivative instruments for the amounts due to clients, Cash collateral receivables on derivative instruments in relation to amounts posted to central counterparties, and Due from banks for any amounts that are deposited at third-party deposit banks. The comparative balance sheets as of 30 September 2014 and 31 December 2013 have been restated accordingly.

è	Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information

Disclosure of regional performance in financial reports

Throughout 2014, our quarterly results presentations included disclosure of the regional performance of our business divisions, including a breakdown of regional operating income, operating expenses and performance before tax by business division.

Starting with our Annual Report 2014, which will be published on 13 March 2015, we will also provide such disclosure in our financial reports, including our interim reports.

è	Refer to the “Group performance” section of our Annual Report 2014 upon its publication on 13 March 2015

New structure of the Corporate Center

As of 1 January 2015, Corporate Center – Core Functions was reorganized into two new components, Corporate Center – Services and Corporate Center – Group Asset and Liability Management (Group ALM), each of which will be reported separately. In our first quarter 2015 report, we will reflect this change and provide more information. Presentation of Corporate Center – Non-core and Legacy Portfolio is not affected by this change.

Changes to our annual performance targets and key performance indicators

While our strategy remains unchanged, we have amended certain external performance targets and key performance indicators (KPI) for the Group and the business divisions for 2015 and future years. The table on the next page shows our amended annual performance targets. These performance targets exclude, where applicable, items that management believes are not representative of the underlying performance of our businesses, such as own credit gains and losses, restructuring-related charges and gains and losses on sales of businesses and real estate. The performance targets assume constant foreign currency translation rates unless otherwise indicated.

We amended the following performance targets and KPI:

–	The Group return on equity target of greater than 15% was replaced with a return on tangible equity target of around 10% for 2015 and greater than 15% from 2016.
–	We introduced a new annual pre-tax profit growth target of 10-15% over the cycle for our combined Wealth Management and Wealth Management Americas business divisions.
–	The gross margin targets for Wealth Management, Wealth Management Americas and Global Asset Management were removed.
–	We introduced net margin as a new KPI for Wealth Management, Wealth Management Americas and Global Asset Management. We will continue to report gross margin as a KPI for these business divisions.

17

Recent developments

Annual performance targets
Group

Common equity tier 1 capital ratio (fully applied)[1]		13.0%, 10.0% post-stress
Risk-weighted assets (fully applied)[1]		< CHF 215 billion by year-end 2015 < CHF 200 billion by year-end 2017

Swiss SRB leverage ratio denominator (fully applied)[2]		CHF 900 billion by 2016
Cost/income ratio		60–70%
Tangible return on equity[3]		Around 10% in 2015 > 15% from 2016
Business division

Wealth Management	Net new money growth	3–5%	Combined annual profit before tax growth of
	Cost/income ratio	55–65%

Wealth Management Americas	Net new money growth	2–4%	10-15% through the cycle
	Cost/income ratio	75–85%

Retail & Corporate	Net new business volume growth for retail business	1–4%
	Net interest margin	140–180 bps
	Cost/income ratio	50–60%

Global Asset Management	Profit before tax	CHF 1 billion in the medium term
	Net new money growth excluding money market flows	3–5%
	Cost/income ratio	60–70%

Investment Bank	Return on attributed equity	> 15%
	Risk-weighted assets (fully applied)[1,3]	CHF 70 billion
	Funded assets[3]	CHF 200 billion
	Cost/income ratio	70-80%
Corporate Center

Core Functions	Net cost reduction[4,5]	CHF 1.0 billion by year-end 2015

Non-core and Legacy Portfolio	Risk-weighted assets (fully applied)[1]	~CHF 40 billion by year-end 2015 ~CHF 25 billion by year-end 2017

	Net cost reduction	CHF 0.4 billion by year-end 2015[4,6] Additional CHF 0.7 billion after 2015[6,7]

[1]  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB) as of 31 December 2014. Refer to the “Capital management” section of this report for more information.    [2]  Based on the rules applicable as of 6 May 2014.    [3]  Represents a limit, not a target.    [4]  Measured by 2015 year-end exit rate versus full-year 2013 adjusted operating expenses, net of changes in charges for provisions for litigation, regulatory and similar matters.    [5]  Measured net of FX movements and changes in regulatory demand of temporary nature.    [6]  Does not assume constant foreign currency translation rates.    [7]  Reduction in annual adjusted operating expenses versus full-year 2013.

18

UBS Group

Group performance

Net profit attributable to UBS Group AG shareholders for the fourth quarter of 2014 was CHF 963 million compared with CHF 762 million in the third quarter of 2014. We recorded an operating profit before tax of CHF 538 million compared with an operating loss of CHF 554 million, largely reflecting a CHF 1,222 million decrease in operating expenses driven by lower charges for litigation, regulatory and similar matters. Operating income declined by CHF 130 million, mainly due to lower net interest and trading income, partly offset by an increase in net fee and commission income. We recorded a net tax benefit of CHF 493 million compared with a net tax benefit of CHF 1,317 million in the prior quarter, mainly related to net upward revaluations of deferred tax assets in both quarters.

Income statement

	For the quarter ended			% change from		Year ended
CHF million	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13
Net interest income	1,866	1,874	1,546	0	21	6,555	5,786
Credit loss (expense)/recovery	(60)	(32)	(15)	88	300	(78)	(50)
Net interest income after credit loss expense	1,807	1,842	1,531	(2)	18	6,477	5,736
Net fee and commission income	4,396	4,273	4,096	3	7	17,076	16,287
Net trading income	438	700	604	(37)	(27)	3,842	5,130
of which: net trading income excluding own credit	368	639	698	(42)	(47)	3,551	5,413
of which: own credit on financial liabilities designated at fair value	70	61	(94)	15		292	(283)
Other income	106	61	75	74	41	632	580
Total operating income	6,746	6,876	6,307	(2)	7	28,027	27,732
Personnel expenses	3,732	3,739	3,660	0	2	15,280	15,182
General and administrative expenses	2,235	3,468	1,956	(36)	14	9,253	8,380
Depreciation and impairment of property and equipment	219	203	221	8	(1)	817	816
Amortization and impairment of intangible assets	23	20	22	15	5	83	83
Total operating expenses	6,208	7,430	5,858	(16)	6	25,433	24,461
Operating profit/(loss) before tax	538	(554)	449		20	2,595	3,272
Tax expense/(benefit)	(493)	(1,317)	(470)	(63)	5	(1,158)	(110)
Net profit/(loss)	1,031	763	919	35	12	3,752	3,381
Net profit/(loss) attributable to preferred noteholders	31	0	0			142	204
Net profit/(loss) attributable to non-controlling interests	36	1	2			39	5
Net profit/(loss) attributable to UBS Group AG shareholders	963	762	917	26	5	3,571	3,172

Comprehensive income
Total comprehensive income	1,455	1,131	366	29	298	5,332	2,524
Total comprehensive income attributable to preferred noteholders	42	83	(13)	(49)		221	559
Total comprehensive income attributable to non-controlling interests	81	2	2			86	4
Total comprehensive income attributable to UBS Group AG shareholders	1,331	1,046	376	27	254	5,025	1,961

19

Group performance

Adjusted results1, 2

	For the quarter ended 31.12.14
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Invest- ment Bank	CC – Core Functions[3]	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	2,004	1,874	913	497	1,935	(117)	(361)	6,746
of which: own credit on financial liabilities designated at fair value[4]						70		70
of which: gains on sales of real estate						20		20
Operating income (adjusted)	2,004	1,874	913	497	1,935	(207)	(361)	6,656

Operating expenses as reported	1,359	1,663	573	412	1,568	269	364	6,208
of which: personnel-related restructuring charges[5]	17	7	4	30	17	12	5	93
of which: other restructuring charges[5]	31	16	12	8	43	(4)	9	115
of which: credit related to changes to retiree benefit plans in the US	0	(7)	0	0	(1)	0	0	(8)
Operating expenses (adjusted)	1,311	1,647	557	373	1,509	261	350	6,008

Operating profit/(loss) before tax as reported	646	211	340	85	367	(387)	(725)	538
Operating profit/(loss) before tax (adjusted)	694	227	356	124	426	(469)	(711)	648

	For the quarter ended 30.9.14
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Core Functions[3]	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	2,031	1,779	958	489	1,937	5	(322)	6,876
of which: own credit on financial liabilities designated at fair value[4]						61		61
of which: impairment of a financial investment available-for-sale					(48)			(48)
Operating income (adjusted)	2,031	1,779	958	489	1,985	(56)	(322)	6,863

Operating expenses as reported	1,324	1,543	532	335	3,221	194	280	7,430
of which: personnel-related restructuring charges[5]	19	7	10	3	25	4	4	72
of which: other restructuring charges[5]	41	8	10	2	25	11	5	104
of which: credit related to changes to a retiree benefit plan in the US	0	(3)	0	(8)	(19)	0	(3)	(33)
Operating expenses (adjusted)	1,264	1,531	512	338	3,190	178	273	7,287

Operating profit/(loss) before tax as reported	707	236	426	154	(1,284)	(190)	(603)	(554)
Operating profit/(loss) before tax (adjusted)	767	248	446	151	(1,205)	(235)	(596)	(424)

	For the quarter ended 31.12.13
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Core Functions[3]	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,859	1,669	931	482	1,861	(365)	(130)	6,307
of which: own credit on financial liabilities designated at fair value[4]						(94)		(94)
of which: gains on sales of real estate						61		61
of which: net loss related to the buyback of debt in a public tender offer						(75)		(75)
Operating income (adjusted)	1,859	1,669	931	482	1,861	(257)	(130)	6,415

Operating expenses as reported	1,389	1,439	599	352	1,563	200	317	5,858
of which: personnel-related restructuring charges[5]	13	5	5	1	12	(6)	9	40
of which: other restructuring charges[5]	28	22	6	12	77	(1)	15	158
Operating expenses (adjusted)	1,348	1,413	587	339	1,474	207	293	5,660

Operating profit/(loss) before tax as reported	471	230	332	130	297	(565)	(446)	449
Operating profit/(loss) before tax (adjusted)	512	256	344	143	386	(464)	(422)	755

1  Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    3  Corporate Center – Core Functions operating expenses presented in this table are after service allocations to business divisions and Corporate Center – Non-core and Legacy Portfolio.    4  Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information.    5  Refer to “Note 13 Changes in organization” in the “Financial information” section of this report for more information.

20

UBS Group

Adjusted results1, 2

	Year ended 31.12.14
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Invest- ment Bank	CC – Core Functions[3]	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	7,901	6,998	3,741	1,902	8,346	(39)	(821)	28,027
of which: own credit on financial liabilities designated at fair value[4]						292		292
of which: gains on sales of real estate						44		44
of which: gain from the partial sale of our investment in Markit					43			43
of which: impairment of a financial investment available-for-sale					(48)			(48)
Operating income (adjusted)	7,901	6,998	3,741	1,902	8,351	(375)	(821)	27,696

Operating expenses as reported	5,574	6,099	2,235	1,435	8,258	688	1,144	25,433
of which: personnel-related restructuring charges[5]	70	23	29	37	130	21	17	327
of which: other restructuring charges[5]	116	33	34	13	131	9	14	350
of which: credit related to changes to retiree benefit plans in the US	0	(9)	0	(8)	(20)	0	(3)	(41)
Operating expenses (adjusted)	5,389	6,053	2,171	1,393	8,017	658	1,116	24,797

Operating profit/(loss) before tax as reported	2,326	900	1,506	467	87	(728)	(1,965)	2,595
Operating profit/(loss) before tax (adjusted)	2,511	946	1,570	509	333	(1,034)	(1,937)	2,900

	Year ended 31.12.13
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Core Functions[3]	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	7,563	6,538	3,756	1,935	8,601	(1,007)	347	27,732
of which: own credit on financial liabilities designated at fair value[4]						(283)		(283)
of which: gains on sales of real estate						288		288
of which: net losses related to the buyback of debt in public tender offers						(194)	27	(167)
of which: gain on sale of Global AM’s Canadian domestic business				34				34
of which: net gain on sale of remaining proprietary trading business					55	(24)[6]		31
Operating income (adjusted)	7,563	6,538	3,756	1,901	8,546	(794)	320	27,829

Operating expenses as reported	5,316	5,680	2,298	1,359	6,300	847	2,660	24,461
of which: personnel-related restructuring charges[5]	71	14	19	10	9	(2)	35	156
of which: other restructuring charges[5]	107	45	35	33	201	(4)	200	616
Operating expenses (adjusted)	5,138	5,621	2,244	1,316	6,090	853	2,425	23,689

Operating profit/(loss) before tax as reported	2,247	858	1,458	576	2,300	(1,854)	(2,312)	3,272
Operating profit/(loss) before tax (adjusted)	2,425	917	1,512	585	2,455	(1,647)	(2,104)	4,141

1  Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    3  Corporate Center – Core Functions operating expenses presented in this table are after service allocations to business divisions and Corporate Center – Non-core and Legacy Portfolio.    4  Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information.    5  Refer to “Note 13 Changes in organization” in the “Financial information” section of this report for more information.    6  Reflects a foreign currency translation loss.

21

Group performance

Results: 4Q14 vs 3Q14

We recorded an operating profit before tax of CHF 538 million compared with a loss of CHF 554 million. This improvement largely reflected a CHF 1,222 million decrease in operating expenses, driven by CHF 1,660 million lower charges for litigation, regulatory and similar matters, partly offset by a charge of CHF 127 million for the annual UK bank levy as well as other increases in general and administrative expenses. Operating income declined by CHF 130 million, mainly due to a decline in net interest and trading income, partly offset by an increase in net fee and commission income as well as higher other income.

In addition to reporting our results in accordance with IFRS, we report adjusted results that exclude items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by SEC regulations. For the fourth quarter of 2014, the items we excluded were an own credit gain of CHF 70 million, gains on sales of real estate of CHF 20 million, net restructuring charges of CHF 208 million and a credit of CHF 8 million related to changes to retiree benefit plans in the US. For the third quarter of 2014, the items we excluded were an own credit gain of CHF 61 million, a loss of CHF 48 million related to the impairment of a financial investment available-for-sale, net restructuring charges of CHF 176 million and a credit of CHF 33 million related to changes to a retiree benefit plan in the US.

On this adjusted basis, profit before tax was CHF 648 million compared with a loss of CHF 424 million in the prior quarter.

Adjusted operating income decreased by CHF 207 million to CHF 6,656 million, mainly reflecting a decline of CHF 280 million in adjusted net interest and trading income, partly offset by an increase in net fee and commission income of CHF 123 million. Adjusted operating expenses decreased by CHF 1,279 million to CHF 6,008 million, due to CHF 1,660 million lower net charges for provisions for litigation, regulatory and similar matters, partly offset by CHF 434 million higher other non-personnel expenses, which included a charge of CHF 127 million for the annual UK bank levy.

Operating income: 4Q14 vs 3Q14

Total operating income was CHF 6,746 million compared with CHF 6,876 million. On an adjusted basis, total operating income decreased by CHF 207 million to CHF 6,656 million. Adjusted net interest and trading income declined CHF 280 million, mainly in Corporate Center – Core Functions and in the Investment Bank. Net fee and commission income increased by CHF 123 million, mainly in Wealth Management Americas and in the Investment Bank. Adjusted other income declined by CHF 23 million.

Net interest and trading income

Net interest and trading income decreased by CHF 271 million to CHF 2,304 million. The fourth quarter of 2014 included an own credit gain on financial liabilities designated at fair value of CHF 70 million, primarily as life-to-date own credit losses partially reversed due to time decay, partly offset by the impact of a marginal tightening of our funding spreads over the quarter. The prior quarter included an own credit gain on financial liabilities of CHF 61 million. Excluding the effect of own credit, adjusted net interest and trading income decreased by CHF 280 million to CHF 2,234 million, mainly in Corporate Center – Core Functions and in the Investment Bank.

Net interest and trading income

	For the quarter ended			% change from		Year ended
CHF million	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13

Net interest and trading income
Net interest income	1,866	1,874	1,546	0	21	6,555	5,786
Net trading income	438	700	604	(37)	(27)	3,842	5,130
Total net interest and trading income	2,304	2,575	2,150	(11)	7	10,397	10,915

Wealth Management	766	737	697	4	10	2,845	2,868
Wealth Management Americas	357	346	340	3	5	1,352	1,323
Retail & Corporate	655	653	628	0	4	2,536	2,485
Global Asset Management	4	2	4	100	0	0	9
Investment Bank	1,019	1,124	954	(9)	7	4,554	5,015
of which: Corporate Client Solutions[1]	210	282	188	(26)	12	1,047	1,142
of which: Investor Client Services[1]	809	842	766	(4)	6	3,507	3,873
Corporate Center	(497)	(286)	(472)	74	5	(891)	(784)
of which: Core Functions	(150)	46	(313)		(52)	(28)	(1,045)
of which: own credit on financial liabilities designated at fair value	70	61	(94)	15		292	(283)
of which: Non-core and Legacy Portfolio	(347)	(333)	(159)	4	118	(864)	261
Total net interest and trading income	2,304	2,575	2,150	(11)	7	10,397	10,915
1  In the fourth quarter of 2014, comparative period figures were corrected. As a result, net interest and trading income for Corporate Client Solutions increased by CHF 10 million, CHF 15 million and CHF 107 million for third quarter 2014, fourth quarter 2013 and full year 2013, respectively, with an equal and offsetting decrease for Investor Client Services.

22

UBS Group

In Wealth Management, net interest and trading income increased by CHF 29 million. Net interest income increased by CHF 14 million to CHF 583 million, mainly due to higher income from Lombard loans and mortgages. Net trading income increased by CHF 15 million to CHF 183 million.

In Wealth Management Americas, net interest and trading income increased by CHF 11 million to CHF 357 million, mainly due to the strengthening of the US dollar versus the Swiss franc.

In Retail & Corporate, net interest and trading income increased by CHF 2 million to CHF 655 million.

In the Investment Bank, net interest and trading income decreased by CHF 105 million to CHF 1,019 million. Corporate Client Solutions net interest and trading income declined by CHF 72 million, largely due to lower revenues within risk management, mainly due to the effect of tightening credit spreads during the fourth quarter and within debt capital markets, due to lower investment grade revenues and lower leveraged finance revenues as a result of reduced market activity. This was partly offset by higher equities capital markets revenues, mainly due to higher revenues from private transactions.

Investor Client Services net interest and trading income decreased by CHF 33 million.

Corporate Center – Core Functions net interest and trading income, adjusted for the effect of own credit, decreased by CHF 205 million. The fourth quarter included net losses of CHF 82 million related to high-quality liquid asset portfolios compared with net gains of CHF 20 million in the prior quarter. Furthermore, the fourth quarter included losses of CHF 5 million on cross-currency basis swaps held as economic hedges compared with gains of CHF 65 million in the prior quarter.

In Corporate Center – Non-core and Legacy Portfolio, net interest and trading income decreased by CHF 14 million. Non-core net interest and trading income increased by CHF 83 million,

largely as the fourth quarter included a net loss CHF 9 million related to funding and debit valuation adjustments (FVA/DVA) on derivatives compared with a net loss of CHF 188 million in the prior quarter. This was partly offset by losses in rates of CHF 117 million compared with CHF 25 million, mainly from increased novation and unwind activity. Legacy Portfolio net interest and trading income decreased by CHF 97 million and included a loss of CHF 108 million resulting from the termination of certain credit default swap (CDS) contracts as well as valuation losses of CHF 53 million on financial assets designated at fair value. The fourth quarter included a loss of CHF 8 million related to FVA/DVA on derivatives compared with a net loss of CHF 77 million in the prior quarter.

è	Refer to “Note 3 Net interest and trading income” in the “Financial information” section of this report for more information
è	Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information on funding valuation adjustments and own credit

Credit loss expense/recovery

We recorded net credit loss expenses of CHF 60 million compared with CHF 32 million in the prior quarter.

Net credit loss expenses in Retail & Corporate were CHF 66 million in the fourth quarter, with the majority related to two corporate clients, compared with CHF 33 million in the prior quarter.

Investment Bank recorded net credit loss recoveries of CHF 9 million compared with a net credit loss expense of CHF 1 million in the prior quarter. The fourth quarter included a recovery for a specific case, largely offset by a credit loss expense following a settlement of an impaired position, as well as various smaller credit loss expenses.

Credit loss (expense)/recovery

	For the quarter ended			% change from		Year ended
CHF million	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13
Wealth Management	(4)	0	0			(1)	(10)
Wealth Management Americas	0	(1)	(8)	(100)	(100)	15	(27)
Retail & Corporate	(66)	(33)	(17)	100	288	(95)	(18)
Investment Bank	9	(1)	(1)			2	2
Corporate Center	1	2	11	(50)	(91)	2	3
of which: Non-core and Legacy Portfolio	1	2	11	(50)	(91)	2	3
Total	(60)	(32)	(15)	88	300	(78)	(50)

23

Group performance

Net fee and commission income

Net fee and commission income increased by CHF 123 million to CHF 4,396 million.

Merger and acquisitions and corporate finance fees increased by CHF 90 million to CHF 250 million, predominantly in the Investment Bank, reflecting increased participation in transactions during the fourth quarter and as the fee pool increased 10%.

Portfolio management and advisory fees increased by CHF 69 million to CHF 1,957 million, primarily in Wealth Management Americas mainly reflecting the strengthening of the US dollar versus the Swiss franc as well as higher managed account fees. Portfolio management and advisory fees also increased in Global Asset Management, mainly due to higher performance fees.

Net brokerage fees increased by CHF 35 million to CHF 783 million, primarily in the Investment Bank and in Wealth Management Americas, partly offset by a decline in Wealth Management.

Underwriting fees were CHF 307 million compared with CHF 350 million in the prior quarter, mainly reflecting a decrease of CHF 38 million in equity underwriting fees, largely in the Investment Bank.

è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information

Other income

Other income was CHF 106 million compared with CHF 61 million in the prior quarter. Excluding gains on sale of real estate of CHF 20 million in the fourth quarter and a loss of CHF 48 million related to the impairment of a financial investment available-for-sale in the third quarter, adjusted other income decreased by CHF 23 million.

Income related to associates and subsidiaries was CHF 17 million compared with CHF 47 million in the prior quarter, mainly as the third quarter included a credit of CHF 26 million related to the release of a provision for litigation, regulatory and similar matters, which was recorded as other income.

Adjusted income from financial investments available-for-sale was CHF 45 million in the fourth quarter compared with CHF 30 million in the prior quarter, mainly due to higher net gains on sales.

In January 2015, UBS sold a real estate property in Geneva, Switzerland for CHF 535 million, resulting in a gain on sale of approximately CHF 380 million, which will be recognized in the income statement within Corporate Center – Core Functions in the first quarter of 2015. This gain will be treated as an adjusting item for the purpose of calculating adjusted results.

è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information

Operating income Wealth Management, Wealth Management Americas and Retail & Corporate

	Wealth Management			Wealth Management Americas			Retail & Corporate
	For the quarter ended
CHF million	31.12.14	30.9.14	31.12.13	31.12.14	30.9.14	31.12.13	31.12.14	30.9.14	31.12.13
Net interest income	583	569	513	273	256	249	557	563	540
Recurring net fee income	986	978	911	1,156	1,110	982	133	140	127
Transaction-based income	436	479	423	437	409	429	273	267	256
Other income	4	5	11	9	6	17	16	20	24
Income	2,008	2,031	1,859	1,874	1,780	1,676	979	991	947
Credit loss (expense)/recovery	(4)	0	0	0	(1)	(8)	(66)	(33)	(17)
Total operating income	2,004	2,031	1,859	1,874	1,779	1,669	913	958	931

Operating income Wealth Management, Wealth Management Americas and Retail & Corporate

	Wealth Management		Wealth Management Americas		Retail & Corporate
	Year ended
CHF million	31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13
Net interest income	2,165	2,061	983	936	2,184	2,144
Recurring net fee income	3,783	3,567	4,294	3,796	556	511
Transaction-based income	1,928	1,888	1,678	1,800	1,022	1,034
Other income	25	57	30	33	75	86
Income	7,902	7,573	6,984	6,565	3,836	3,774
Credit loss (expense)/recovery	(1)	(10)	15	(27)	(95)	(18)
Total operating income	7,901	7,563	6,998	6,538	3,741	3,756

24

UBS Group

Recurring net fee and transaction-based income in Wealth Management, Wealth Management Americas and Retail & Corporate

Recurring net fee income for Wealth Management, Wealth Management Americas and Retail & Corporate includes fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account keeping fees, which are generated on the respective business division’s client assets. This is part of total net fee and commission income in the UBS Group financial statements. Transaction-based income includes the non-recurring portion of the net fee and commission income for these business divisions, mainly consisting of brokerage and transaction-based investment fund fees, as well as credit card fees and fees for payment transactions, together with the respective divisional net trading income.

In Wealth Management, recurring net fee income increased by CHF 8 million to CHF 986 million, reflecting an increase in invested assets and continued growth in discretionary and advisory mandates, partly offset by the negative effect on the gross margin of ongoing outflows of assets from cross-border clients. Transaction-based income declined by CHF 43 million to CHF 436 million, mainly in Asia Pacific. The overall decrease was mainly related to structured products, investment funds and fixed income, partly offset by higher income from foreign-exchange trading.

In Wealth Management Americas, recurring net fee income increased by CHF 46 million to CHF 1,156 million, but was down slightly in US dollar terms. Transaction-based income increased by CHF 28 million to CHF 437 million and was up slightly in US dollar terms, mainly due to higher client activity.

In Retail & Corporate, recurring net fee income was down by CHF 7 million to CHF 133 million, mainly reflecting lower fee income allocated from Group Treasury for providing collateral in relation to issued covered bonds. Transaction-based income increased by 6 million to CHF 273 million, mainly reflecting higher treasury-related income.

è	Refer to the “Wealth Management,” “Wealth Management Americas” and “Retail & Corporate” sections of this report for more information

Operating expenses: 4Q14 vs 3Q14

Total operating expenses decreased by CHF 1,222 million to CHF 6,208 million. Restructuring charges were CHF 208 million compared with CHF 176 million in the prior quarter. Personnel-related restructuring charges increased by CHF 21 million to CHF 93 million, while non-personnel-related restructuring charges increased by CHF 11 million to CHF 115 million.

On an adjusted basis, excluding restructuring charges in both quarters as well as credits related to changes to retiree benefit plans in the US of CHF 8 million in the fourth quarter and CHF 33 million in the third quarter, total operating expenses decreased by CHF 1,279 million to CHF 6,008 million. This decline was due to CHF 1,660 million lower net charges for provisions for litigation,

Operating expenses

	For the quarter ended			% change from		Year ended
CHF million	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13
Personnel expenses (adjusted)[1]
Salaries	1,615	1,464	1,491	10	8	6,124	6,203
Total variable compensation	528	812	750	(35)	(30)	3,113	3,201
of which: relating to current year[2]	326	638	568	(49)	(43)	2,338	2,369
of which: relating to prior years[3]	202	174	182	16	11	775	832
Wealth Management Americas: Financial advisor compensation[4]	920	852	778	8	18	3,385	3,140
Other personnel expenses[5]	584	572	602	2	(3)	2,372	2,481
Total personnel expenses (adjusted)[1]	3,647	3,700	3,620	(1)	1	14,994	15,026
Non-personnel expenses (adjusted)[1]
Provisions for litigation, regulatory and similar matters	176	1,836	79	(90)	123	2,460	1,701
Other non-personnel expenses[6]	2,185	1,751	1,962	25	11	7,343	6,962
Total non-personnel expenses (adjusted)[1]	2,362	3,588	2,040	(34)	16	9,803	8,662
Adjusting items	200	143	198	40	1	636	772
of which: personnel-related restructuring charges	93	72	40	29	133	327	156
of which: other restructuring charges	115	104	158	11	(27)	350	616
of which: credit related to changes to retiree benefit plans in the US	(8)	(33)		(76)		(41)
Total operating expenses as reported	6,208	7,430	5,858	(16)	6	25,433	24,461

[1]  Excluding adjusting items.    [2]  Includes expenses relating to performance awards and other variable compensation for the respective performance year.    [3]  Consists of amortization of prior years’ awards relating to performance awards and other variable compensation.    [4]   Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment, which are subject to vesting requirements.    [5]  Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses. Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information.    [6]   Includes general and administrative expenses (excluding charges for provisions for litigation, regulatory and similar matters) as well as depreciation and impairment of property and equipment and amortization and impairment of intangible assets.

25

Group performance

regulatory and similar matters, partly offset by CHF 434 million higher other non-personnel expenses, which included a charge of CHF 127 million for the annual UK bank levy.

è	Refer to “Note 13 Changes in organization” in the “Financial information” section of this report for more information on restructuring charges

Personnel expenses

Personnel expenses decreased by CHF 7 million to CHF 3,732 million and included CHF 93 million in personnel-related restructuring charges compared with CHF 72 million. On an adjusted basis, excluding restructuring charges and the aforementioned credits related to changes to retiree benefit plans in the US, personnel expenses decreased by CHF 53 million to CHF 3,647 million.

Excluding the effect of restructuring, adjusted expenses for salaries increased by CHF 151 million to CHF 1,615 million, mainly as the fourth quarter included full-year charges for role-based allowances of CHF 79 million and as the prior quarter included a credit related to the release of accruals for untaken vacation.

Adjusted for the effect of restructuring, total variable compensation expenses decreased by CHF 284 million to CHF 528 million. Expenses for current year awards declined by CHF 312 million, while expenses for prior year awards increased by CHF 28 million.

Financial advisor compensation in Wealth Management Americas increased by CHF 68 million to CHF 920 million mainly due to the strengthening of the US dollar versus the Swiss franc, as well as higher compensable revenues and other performance-based compensation, and higher other variable compensation expenses.

Other personnel expenses increased by CHF 12 million to CHF 584 million.

è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information

General and administrative expenses

General and administrative expenses decreased by CHF 1,233 million to CHF 2,235 million. On an adjusted basis, excluding net restructuring charges of CHF 104 million in the fourth quarter compared with CHF 91 million in the prior quarter, general and administrative expenses decreased by CHF 1,246 million, mainly due to CHF 1,660 million lower net charges for provisions for litigation, regulatory and similar matters.

At this point in time, we believe that the industry continues to operate in an environment where charges associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters.

Administration costs, adjusted for the effect of restructuring, increased by CHF 149 million, largely due to a charge of CHF 127 million for the annual UK bank levy.

Professional fees, adjusted for the effect of restructuring, increased by CHF 48 million, mainly due to higher legal fees.

Furthermore, adjusted for the effect of restructuring, expenses for marketing and public relations, rent and maintenance of IT and other equipment, outsourcing of IT and other services, travel and entertainment and occupancy increased by CHF 36 million, CHF 33 million, CHF 27 million, CHF 23 million and CHF 17 million, respectively.

Other general and administrative expenses, adjusted for the effect of restructuring, increased by CHF 72 million, mainly as the fourth quarter included a net charge of CHF 42 million in Non-core and Legacy Portfolio related to certain disputed receivables.

è	Refer to “Note 7 General and administrative expenses” in the “Financial information” section of this report for more information
è	Refer to “Note 12 Provisions and contingent liabilities” in the “Financial information” section of this report for more information

Depreciation, impairment and amortization

Depreciation and impairment of property and equipment was CHF 219 million compared with CHF 203 million in the prior quarter, mainly reflecting higher impairment losses.

Amortization and impairment of intangible assets was CHF 23 million compared with CHF 20 million in the prior quarter.

Tax: 4Q14 vs 3Q14

We recognized a net income tax benefit of CHF 493 million for the fourth quarter of 2014, compared with a net tax benefit of CHF 1,317 million in the third quarter. The fourth quarter net benefit included a net increase in recognized deferred tax assets of CHF 685 million, mainly relating to the US, following the completion of our business planning process. This was partially offset by net tax expenses of CHF 192 million in respect of taxable profits of branches and subsidiaries.

The third quarter net income tax benefit of CHF 1,317 million reflected a net increase in recognized deferred tax assets, partially offset by net tax expenses in respect of taxable profits of branches and subsidiaries. For 2015, we are currently forecasting a tax rate of approximately 25%, excluding the effects on the tax rate from any reassessment of deferred tax assets, which is expected in the second half of the year.

Total comprehensive income attributable to UBS Group AG shareholders: 4Q14 vs 3Q14

Total comprehensive income attributable to UBS Group AG shareholders was CHF 1,331 million compared with CHF 1,046 million in the prior quarter. Net profit attributable to UBS Group AG shareholders was CHF 963 million compared with CHF 762 million. Other comprehensive income (OCI) attributable to UBS Group AG shareholders was CHF 368 million compared with CHF 283 million.

In the fourth quarter, OCI included foreign currency translation gains of CHF 687 million (net of tax), primarily related to the

26

UBS Group

significant strengthening of the US dollar against the Swiss franc, compared with gains of CHF 1,195 million in the prior quarter. OCI related to cash flow hedges was positive CHF 254 million (net of tax) compared with negative CHF 38 million in the prior quarter, mainly reflecting decreases in long-term interest rates across all major currencies. OCI associated with financial investments available-for-sale was positive CHF 79 million (net of tax) compared with CHF 15 million in the prior quarter.

These OCI gains were partly offset by negative OCI on defined benefit plans of CHF 652 million (net of tax) compared with CHF 889 million in the prior quarter. A pre-tax loss of CHF 727 million was recorded for the Swiss pension plan, primarily due to an increase in the defined benefit obligation resulting from a decrease in the applicable discount rate, which is linked to the returns on Swiss AA-rated corporate bonds, partly offset by an increase in the fair value of the underlying plan assets. Net pre-tax OCI on non-Swiss pension plans was negative CHF 88 million.

è	Refer to the “Statement of comprehensive income” in the “Financial information” section of this report for more information
è	Refer to “Note 28 Pension and other post-employment benefit plans” in the “Financial information” section of our Annual Report 2013 for more information

Net profit attributable to preferred noteholders and non-controlling interests: 4Q14 vs 3Q14

Net profit attributable to preferred noteholders was CHF 31 million in the fourth quarter of 2014 compared with zero in the third quarter of 2014. Purchase of UBS AG shares by UBS Group AG pursuant to the exchange offer caused a triggering event which resulted in accruals for future distributions to preferred noteholders of CHF 31 million. Subsequent to the exchange offer, the preferred notes issued by UBS AG were re-classified to equity attributable to non-controlling interests from a UBS Group AG perspective. We expect to attribute approximately CHF 80 million in net profit to these non-controlling interests in both 2015 and 2016.

Net profit attributable to non-controlling interests was CHF 36 million in the fourth quarter of 2014, which largely reflects net profit attributable to non-controlling interests in UBS AG and related to the non-tendered UBS AG shares.

è	Refer to the “The new legal structure of UBS Group” section for more information on the establishment of UBS Group AG

Performance by reporting segment: 4Q14 vs 3Q14

Management’s discussion and analysis by reporting segment is provided in the “UBS business divisions and Corporate Center” section of this report.

Key figures and personnel: 4Q14 vs 3Q14

Cost/income ratio

The cost/income ratio improved to 91.2% in the fourth quarter of 2014 compared with 107.5% in the prior quarter. On an adjusted basis, the cost/income ratio improved to 89.5% from 105.7%.

Risk-weighted assets

Our phase-in Basel III risk-weighted assets (RWA) decreased by CHF 1.7 billion to CHF 220.9 billion as of 31 December 2014.

Credit risk RWA decreased by CHF 9.4 billion, mainly in Corporate Center – Non-core and Legacy Portfolio, primarily due to the sale of student loan auction rate securities and collateralized debt obligations along with the unwinding of derivative trades. Furthermore, CHF 3.0 billion in RWA related to defined benefit plans were reclassified from credit risk to non-counterparty-related risk in the fourth quarter of 2014.

Non-counterparty-related risk RWA increased by CHF 4.3 billion mainly due to aforementioned reclassification.

Market risk RWA increased by CHF 3.0 billion, mainly due to an increase of CHF 2.4 billion relating to risks-not-in-VaR.

Phase-in operational risk RWA increased by CHF 0.4 billion. The parameters of our advanced measurement approach model used for the calculation of operational risk RWA were updated in the fourth quarter of 2014 due to historical losses related to litigation, regulatory and similar matters, which led to a CHF 2.1 billion increase in phase-in operational risk RWA. Incremental operational risk RWA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA decreased by CHF 1.7 billion to CHF 17.5 billion as of 31 December 2014.

è

Refer to “Corporate Center – Non-core and Legacy Portfolio” within the “Risk management and control” section and to the “Capital management” section of this report for more information on risk-weighted assets

27

Group performance

Net new money1

	For the quarter ended			Year ended
CHF billion	31.12.14	30.9.14	31.12.13	31.12.14	31.12.13
Wealth Management	3.0	9.8	5.8	34.4	35.9
Wealth Management Americas	5.3	4.6	4.4	9.6	17.6
Global Asset Management	(3.8)	2.1	(7.3)	15.9	(19.9)
of which: excluding money market flows	(5.8)	3.8	(4.6)	22.6	(4.8)
of which: money market flows	2.0	(1.7)	(2.7)	(6.7)	(15.1)

1  Net new money excludes interest and dividend income.

Net new money

In Wealth Management, net new money was CHF 3.0 billion with Asia Pacific as the main contributor. Net outflows in Europe mainly reflected ongoing cross-border asset outflows, partly offset by net inflows from domestic markets. On a global basis, net new money from ultra high net worth clients was CHF 7.1 billion compared with CHF 5.7 billion in the prior quarter.

In Wealth Management Americas, net new money was CHF 5.3 billion or USD 5.5 billion, mainly driven by net new money inflows from financial advisors employed with UBS for more than one year. Net new money was CHF 4.6 billion or USD 4.9 billion in the prior quarter.

In Global Asset Management, excluding money market flows, net new money outflows were CHF 5.8 billion compared with net inflows of CHF 3.8 billion in the prior quarter. By client segment, net outflows from third parties were CHF 6.4 billion compared with zero in the previous quarter. The fourth quarter net outflows were mainly from fixed income, largely from clients serviced from the Americas and Switzerland; from equities, predominantly from clients serviced from Europe; and from alternative investments, mainly from clients serviced from the Americas. Net inflows from clients of UBS’s wealth management businesses were CHF 0.6 billion compared with CHF 3.9 billion, and were mainly into equities, predominantly from clients serviced from Europe and Asia Pacific; and alternative investments, mainly from clients serviced from Switzerland.

è	Refer to the “Wealth Management,” “Wealth Management Americas” and “Global Asset Management” sections of this report for more information

Invested assets

In Wealth Management, invested assets increased by CHF 21 billion to CHF 987 billion as of 31 December 2014, due to positive currency translation effects of CHF 13 billion, positive market performance of CHF 5 billion and net new money inflows of CHF 3 billion.

In Wealth Management Americas, invested assets increased by CHF 57 billion to CHF 1,027 billion, mainly due to the strengthening of the US dollar versus the Swiss franc. In US dollar terms, invested assets increased by USD 16 billion to USD 1,032 billion, reflecting positive market performance of USD 11 billion as well as net new money inflows of USD 6 billion.

In Global Asset Management, invested assets increased to CHF 664 billion as of 31 December 2014 from CHF 648 billion as of 30 September 2014, reflecting positive currency translation effects of CHF 11 billion and positive market performance of CHF 9 billion, partly offset by net new money outflows of CHF 4 billion.

è	Refer to the “Wealth Management,” “Wealth Management Americas” and “Global Asset Management” sections of this report for more information

Personnel

We employed 60,155 personnel as of 31 December 2014, a decrease of 137 compared with 60,292 personnel as of 30 September 2014. Personnel in Wealth Management Americas decreased by 123, mainly due to attrition of lower-producing financial advisors.

è	Refer to the discussions of personnel in the “UBS business divisions and Corporate Center” section of this report for more information

28

UBS Group

Invested assets

	As of			% change from
CHF billion	31.12.14	30.9.14	31.12.13	30.9.14	31.12.13
Wealth Management	987	966	886	2	11
Wealth Management Americas	1,027	970	865	6	19
Global Asset Management	664	648	583	2	14
of which: excluding money market funds	600	588	518	2	16
of which: money market funds	64	60	65	7	(2)

Personnel by business division and Corporate Center

		As of		% change from
Full-time equivalents	31.12.14	30.9.14	31.12.13	30.9.14	31.12.13
Wealth Management	16,760	16,751	16,414	0	2
Wealth Management Americas	16,134	16,257	16,344	(1)	(1)
Retail & Corporate	9,200	9,194	9,463	0	(3)
Global Asset Management	3,817	3,803	3,729	0	2
Investment Bank	11,794	11,881	11,615	(1)	2
Corporate Center	2,450	2,407	2,640	2	(7)
of which: Core Functions	970	916	1,055	6	(8)
of which: Non-core and Legacy Portfolio	1,480	1,491	1,585	(1)	(7)
Total	60,155	60,292	60,205	0	0
of which: Corporate Center – Core Functions personnel (before allocations)[1]	23,637	23,465	23,860	1	(1)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes.

Personnel by region

		As of		% change from
Full-time equivalents	31.12.14	30.9.14	31.12.13	30.9.14	31.12.13
Americas	20,951	21,166	21,317	(1)	(2)
of which: USA	19,715	19,905	20,037	(1)	(2)
Asia Pacific	7,385	7,405	7,116	0	4
Europe, Middle East and Africa	10,254	10,205	10,052	0	2
of which: UK	5,425	5,471	5,595	(1)	(3)
of which: Rest of Europe	4,663	4,568	4,303	2	8
of which: Middle East and Africa	166	166	153	0	8
Switzerland	21,564	21,516	21,720	0	(1)
Total	60,155	60,292	60,205	0	0

29

30

UBS business divisions and Corporate Center Management report

Wealth Management

Wealth Management

Profit before tax was CHF 646 million in the fourth quarter of 2014, a decrease of CHF 61 million compared with the third quarter. Adjusted for restructuring charges, profit before tax decreased by CHF 73 million to CHF 694 million, due to CHF 47 million higher operating expenses and a CHF 27 million decline in operating income largely as a result of lower transaction-based income. The gross margin on invested assets declined by 4 basis points to 82 basis points. Net new money was CHF 3.0 billion compared with CHF 9.8 billion in the prior quarter.

Business division reporting1

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13
Net interest income	583	569	513	2	14	2,165	2,061
Recurring net fee income	986	978	911	1	8	3,783	3,567
Transaction-based income	436	479	423	(9)	3	1,928	1,887
Other income	4	5	11	(20)	(64)	25	57
Income	2,008	2,031	1,859	(1)	8	7,902	7,573
Credit loss (expense)/recovery	(4)	0	0			(1)	(10)
Total operating income	2,004	2,031	1,859	(1)	8	7,901	7,563
Personnel expenses	851	847	875	0	(3)	3,369	3,371
General and administrative expenses	438	411	424	7	3	1,937	1,650
Services (to)/from other business divisions	15	14	34	7	(56)	58	97
Depreciation and impairment of property and equipment	54	51	53	6	2	205	190
Amortization and impairment of intangible assets	1	1	2	0	(50)	5	8
Total operating expenses[2]	1,359	1,324	1,389	3	(2)	5,574	5,316
Business division operating profit/(loss) before tax	646	707	471	(9)	37	2,326	2,247

Key performance indicators[3]
Pre-tax profit growth (%)	(8.6)	99.2	(15.1)			3.5	(6.6)
Cost/income ratio (%)	67.7	65.2	74.7			70.5	70.2
Net new money growth (%)	1.2	4.2	2.7			3.9	4.4
Gross margin on invested assets (bps)[4]	82	86	85	(5)	(4)	85	88

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  Refer to “Note 13 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    3  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators.    4   Excludes any effect on profit or loss from a property fund (4Q14: gain of CHF 2 million, 3Q14: CHF 0 million, 4Q13: loss of CHF 3 million).

32

UBS business divisions and Corporate Center

Business division reporting1 (continued)

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13

Additional information
Recurring income	1,569	1,548	1,425	1	10	5,949	5,628
Recurring income as a % of income (%)	78.1	76.2	76.7			75.3	74.3
Average attributed equity (CHF billion)[2]	3.5	3.4	3.4	3	3	3.4	3.5
Return on attributed equity (%)	73.8	83.2	55.4			67.9	64.2
Risk-weighted assets (fully applied, CHF billion)[3]	25.4	25.1	20.9	1	22	25.4	20.9
Risk-weighted assets (phase-in, CHF billion)[3]	25.8	25.5	21.4	1	21	25.8	21.4
Return on risk-weighted assets, gross (%)[4]	31.3	33.8	36.5			33.8	38.7
Leverage ratio denominator (phase-in, CHF billion)[5]	138.3	134.5	122.1	3	13	138.3	122.1
Goodwill and intangible assets (CHF billion)	1.4	1.4	1.3	0	8	1.4	1.3
Net new money (CHF billion)	3.0	9.8	5.8			34.4	35.9
Invested assets (CHF billion)	987	966	886	2	11	987	886
Client assets (CHF billion)	1,160	1,130	1,023	3	13	1,160	1,023
Loans, gross (CHF billion)	112.7	111.7	96.8	1	16	112.7	96.8
Due to customers (CHF billion)	191.3	194.0	189.4	(1)	1	191.3	189.4
Personnel (full-time equivalents)	16,760	16,751	16,414	0	2	16,760	16,414
Client advisors (full-time equivalents)	4,250	4,286	4,164	(1)	2	4,250	4,164

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    3  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    4  Based on phase-in Basel III risk-weighted assets.    5  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

Regional breakdown of key figures1, 2

As of or for the quarter ended 31.12.14	Europe	Asia Pacific	Switzerland	Emerging markets	of which: ultra high net worth		of which: Global Family Office[3]
Net new money (CHF billion)	(1.5)	5.0	0.1	(0.2)	7.1		3.3
Net new money growth (%)	(1.7)	7.8	0.2	(0.5)	5.9		20.3
Invested assets (CHF billion)	363	269	177	168	497		73
Gross margin on invested assets (bps)	82	73	90	95	54		53	[4]
Client advisors (full-time equivalents)	1,473	1,186	761	773	729	[5]

1  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators.    2  Based on the Wealth Management business area structure and excluding minor functions with 57 client advisors, CHF 10 billion of invested assets and CHF 0.4 billion of net new money outflows in the fourth quarter 2014.    3  Joint venture between Wealth Management and the Investment Bank. Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.    4  Gross margin includes income booked in the Investment Bank. Gross margin only based on income booked in Wealth Management is 31 basis points.    5  Represents client advisors who exclusively serve ultra high net worth clients. In addition to these, other client advisors may also serve certain ultra high net worth clients, but not exclusively.

33

Wealth Management

Results: 4Q14 vs 3Q14

Operating income

Total operating income decreased by CHF 27 million to CHF 2,004 million, mainly due to lower transaction-based income, partly offset by increased net interest income and recurring net fee income.

Net interest income increased by CHF 14 million to CHF 583 million, mainly due to higher income from Lombard loans and mortgages.

Recurring net fee income increased by CHF 8 million to CHF 986 million, reflecting an increase in invested assets and continued growth in discretionary and advisory mandates, partly offset by the negative effect on the gross margin of ongoing outflows of assets from cross-border clients.

Transaction-based income declined by CHF 43 million to CHF 436 million, mainly in Asia Pacific. The overall decrease was mainly related to structured products, investment funds and fixed income, partly offset by higher income from foreign-exchange trading.

Credit loss expenses were CHF 4 million compared with zero in the prior quarter.

Operating expenses

Total operating expenses increased by CHF 35 million to CHF 1,359 million. Adjusted for restructuring charges of CHF 48 million compared with CHF 60 million, operating expenses increased by CHF 47 million to CHF 1,311 million, mainly due to higher general and administrative expenses.

Personnel expenses increased by CHF 4 million to CHF 851 million. Adjusted for restructuring charges of CHF 17 million compared with CHF 19 million, personnel expenses increased by CHF 6 million to CHF 834 million, mainly due to a smaller release of accruals for untaken vacation as well as various small cost items, partly offset by lower variable compensation expenses.

General and administrative expenses increased by CHF 27 million to CHF 438 million. Adjusted for restructuring charges of CHF 30 million compared with CHF 41 million, general and administrative expenses increased by CHF 38 million to CHF 408 million, mainly due to higher Corporate Center costs, predominantly related to information technology. In addition, the fourth quarter included a charge of CHF 6 million for the annual UK bank levy and slightly higher expenses for marketing, professional fees and travel and entertainment. These effects were partly offset by CHF 11 million lower charges for provisions for litigation, regulatory and similar matters.

Cost/income ratio

The cost/income ratio increased to 67.7% from 65.2% in the prior quarter. Adjusted for restructuring charges, the cost/income ratio increased to 65.3% from 62.2%, and remained within our target range of 60% to 70%.

Net new money

The annualized net new money growth rate was 1.2% compared with 4.2% in the prior quarter and was below our target range of 3% to 5%. Net new money was CHF 3.0 billion with Asia Pacific as the main contributor. Net outflows in Europe mainly reflected ongoing cross-border asset outflows, partly offset by net inflows from domestic markets. On a global basis, net new money from ultra high net worth clients was CHF 7.1 billion compared with CHF 5.7 billion in the prior quarter.

Invested assets

Invested assets increased by CHF 21 billion to CHF 987 billion as of 31 December 2014, due to positive currency translation effects of CHF 13 billion, positive market performance of CHF 5 billion and net new money inflows of CHF 3 billion.

Gross margin on invested assets

The gross margin decreased by 4 basis points to 82 basis points and remained below our target range of 95 to 105 basis points.

Personnel: 4Q14 vs 3Q14

Wealth Management employed 16,760 personnel as of 31 December 2014 compared with 16,751 as of 30 September 2014, following an increase in non-client facing staff, partly offset by a reduction in client advisors. The number of client advisors decreased by 36 to 4,250, mainly in emerging markets.

34

UBS business divisions and Corporate Center

Wealth Management Americas

Profit before tax was USD 217 million in the fourth quarter of 2014 compared with USD 254 million in the third quarter. Adjusted for restructuring charges and credits related to changes to retiree benefit plans in the US in both quarters, profit before tax decreased to USD 233 million from USD 267 million, mainly due to higher operating expenses. Net new money increased to USD 5.5 billion compared with USD 4.9 billion in the prior quarter.

Business division reporting – in US dollars1

	As of or for the quarter ended			% change from		Year ended
USD million, except where indicated	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13
Net interest income	280	276	276	1	1	1,067	1,014
Recurring net fee income	1,187	1,197	1,088	(1)	9	4,666	4,109
Transaction-based income	448	441	476	2	(6)	1,825	1,946
Other income	9	6	19	50	(53)	33	36
Income	1,924	1,920	1,859	0	3	7,590	7,105
Credit loss (expense)/recovery	0	(1)	(9)	(100)	(100)	16	(30)
Total operating income	1,924	1,919	1,851	0	4	7,606	7,075
Personnel expenses	1,336	1,311	1,261	2	6	5,218	4,949
Financial advisor compensation[2]	757	737	688	3	10	2,944	2,708
Compensation commitments with recruited financial advisors[3]	187	183	175	2	7	733	690
Salaries and other personnel costs	392	391	398	0	(2)	1,540	1,551
General and administrative expenses	319	302	287	6	11	1,204	1,001
Services (to)/from other business divisions	3	3	(1)	0		11	14
Depreciation and impairment of property and equipment	36	35	35	3	3	140	130
Amortization and impairment of intangible assets	13	13	13	0	0	52	53
Total operating expenses[4]	1,707	1,664	1,596	3	7	6,625	6,147
Business division operating profit/(loss) before tax	217	254	254	(15)	(15)	981	927

Key performance indicators[5]
Pre-tax profit growth (%)	(14.6)	6.7	16.5			5.8	45.3
Cost/income ratio (%)	88.7	86.7	85.9			87.3	86.5
Net new money growth (%)	2.2	1.9	2.1			1.0	2.3
Gross margin on invested assets (bps)	75	76	79	(1)	(5)	76	79

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    3   Compensation commitments with recruited financial advisors represents charges related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4  Refer to “Note 13 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators.

35

Wealth Management Americas

Business division reporting – in US dollars1 (continued)

	As of or for the quarter ended			% change from		Year ended
USD million, except where indicated	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13

Additional information
Recurring income	1,467	1,473	1,364	0	8	5,733	5,122
Recurring income as a % of income (%)	76.2	76.7	73.4			75.5	72.1
Average attributed equity (USD billion)[2]	2.8	2.9	3.0	(3)	(7)	2.9	3.0
Return on attributed equity (%)	31.0	35.0	33.9			33.8	30.9
Risk-weighted assets (fully applied, USD billion)[3]	21.8	23.0	27.3	(5)	(20)	21.8	27.3
Risk-weighted assets (phase-in, USD billion)[3]	22.0	23.2	27.5	(5)	(20)	22.0	27.5
Return on risk-weighted assets, gross (%)[4]	34.1	29.9	29.5			29.2	30.0
Leverage ratio denominator (phase-in, USD billion)[5]	63.7	61.3	64.1	4	(1)	63.7	64.1
Goodwill and intangible assets (USD billion)	3.8	3.8	3.8	0	0	3.8	3.8
Net new money (USD billion)	5.5	4.9	4.9	12	12	10.0	19.0
Net new money including interest and dividend income (USD billion)[6]	15.9	10.5	14.3	51	11	37.2	44.2
Invested assets (USD billion)	1,032	1,016	970	2	6	1,032	970
Client assets (USD billion)	1,087	1,067	1,025	2	6	1,087	1,025
Loans, gross (USD billion)	44.6	43.3	39.1	3	14	44.6	39.1
Due to customers (USD billion)	73.5	69.3	67.3	6	9	73.5	67.3
Recruitment loans to financial advisors	2,925	3,000	3,063	(3)	(5)	2,925	3,063
Other loans to financial advisors	374	388	401	(4)	(7)	374	401
Personnel (full-time equivalents)	16,134	16,257	16,344	(1)	(1)	16,134	16,344
Financial advisors (full-time equivalents)	6,997	7,114	7,137	(2)	(2)	6,997	7,137

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    3  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    4  Based on phase-in Basel III risk-weighted assets.    5  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.    6  Presented in line with historical reporting practice in the US market.

36

UBS business divisions and Corporate Center

Business division reporting – in Swiss francs1

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13
Net interest income	273	256	249	7	10	983	936
Recurring net fee income	1,156	1,110	982	4	18	4,294	3,796
Transaction-based income	437	409	429	7	2	1,678	1,800
Other income	9	6	17	50	(47)	30	33
Income	1,874	1,780	1,676	5	12	6,984	6,565
Credit loss (expense)/recovery	0	(1)	(8)	(100)	(100)	15	(27)
Total operating income	1,874	1,779	1,669	5	12	6,998	6,538
Personnel expenses	1,302	1,215	1,137	7	15	4,802	4,574
Financial advisor compensation[2]	738	683	621	8	19	2,710	2,503
Compensation commitments with recruited financial advisors[3]	182	170	158	7	15	675	638
Salaries and other personnel costs	382	363	359	5	6	1,418	1,433
General and administrative expenses	311	280	259	11	20	1,109	924
Services (to)/from other business divisions	3	3	(1)	0		10	13
Depreciation and impairment of property and equipment	35	32	32	9	9	129	121
Amortization and impairment of intangible assets	13	12	12	8	8	48	49
Total operating expenses[4]	1,663	1,543	1,439	8	16	6,099	5,680
Business division operating profit/(loss) before tax	211	236	230	(11)	(8)	900	858

Key performance indicators[5]
Pre-tax profit growth (%)	(10.6)	11.8	13.9			4.9	43.7
Cost/income ratio (%)	88.7	86.7	85.9			87.3	86.5
Net new money growth (%)	2.2	2.0	2.1			1.1	2.3
Gross margin on invested assets (bps)	75	76	79	(1)	(5)	76	79

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    3   Compensation commitments with recruited financial advisors represents charges related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4  Refer to “Note 13 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators.

Results: 4Q14 vs 3Q14

Operating income

Total operating income increased by USD 5 million to USD 1,924 million, due to higher transaction-based income and higher net interest income partially offset by lower recurring net fee income.

Net interest income increased by USD 4 million to USD 280 million, due to continued growth in loan and deposit balances. The average mortgage portfolio balance increased 5% and the average securities-backed lending portfolio balance increased 4%.

Recurring net fee income decreased by USD 10 million to USD 1,187 million, mainly due to lower mutual fund fees partially offset by higher managed account fees.

Transaction-based income increased by USD 7 million to USD 448 million, mainly due to slightly higher client activity.

Operating expenses

Total operating expenses increased by USD 43 million to USD 1,707 million. On an adjusted basis, operating expenses increased by USD 40 million to USD 1,691 million.

Adjusted for restructuring charges of USD 7 million in the third and fourth quarters, as well as a credit of USD 7 million related to changes to retiree benefit plans in the US in the fourth quarter compared with a credit of USD 3 million in the third quarter, personnel expenses increased by USD 29 million to USD 1,336 million. The increase was mainly due to higher financial advisor compensation, primarily reflecting higher compensable revenues and other performance-based compensation, and higher other variable compensation expenses. Expenses for compensation commitments related to recruited financial advisors increased by USD 4 million to USD 187 million.

Adjusted for restructuring charges of USD 16 million compared with USD 9 million in the prior quarter, general and administrative expenses increased by USD 10 million to USD 303 million, mainly due to higher Corporate Center costs.

Cost/income ratio

The cost/income ratio was 88.7% compared with 86.7% in the prior quarter. Adjusted for restructuring charges and the aforementioned credits related to changes to retiree benefit plans, the cost/income ratio was 87.9% compared with 86.0% and remained within our target range of 80% to 90%.

37

Wealth Management Americas

Business division reporting – in Swiss francs1 (continued)

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13

Additional information
Recurring income	1,429	1,366	1,230	5	16	5,276	4,732
Recurring income as a % of income (%)	76.3	76.7	73.4			75.5	72.1
Average attributed equity (CHF billion)[2]	2.7	2.7	2.7	0	0	2.7	2.8
Return on attributed equity (%)	31.3	35.0	34.1			33.6	30.9
Risk-weighted assets (fully applied, CHF billion)[3]	21.7	21.9	24.3	(1)	(11)	21.7	24.3
Risk-weighted assets (phase-in, CHF billion)[3]	21.9	22.1	24.5	(1)	(11)	21.9	24.5
Return on risk-weighted assets, gross (%)[4]	34.1	30.2	29.7			29.4	30.0
Leverage ratio denominator (phase-in, CHF billion)[5]	63.3	58.6	57.2	8	11	63.3	57.2
Goodwill and intangible assets (CHF billion)	3.7	3.6	3.4	3	9	3.7	3.4
Net new money (CHF billion)	5.3	4.6	4.4			9.6	17.6
Net new money including interest and dividend income (CHF billion)[6]	15.6	9.8	12.9			35.0	40.8
Invested assets (CHF billion)	1,027	970	865	6	19	1,027	865
Client assets (CHF billion)	1,081	1,019	914	6	18	1,081	914
Loans, gross (CHF billion)	44.4	41.4	34.8	7	28	44.4	34.8
Due to customers (CHF billion)	73.1	66.1	60.0	11	22	73.1	60.0
Recruitment loans to financial advisors	2,909	2,865	2,733	2	6	2,909	2,733
Other loans to financial advisors	372	370	358	1	4	372	358
Personnel (full-time equivalents)	16,134	16,257	16,344	(1)	(1)	16,134	16,344
Financial advisors (full-time equivalents)	6,997	7,114	7,137	(2)	(2)	6,997	7,137
1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    3  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    4  Based on phase-in Basel III risk-weighted assets.    5  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.    6  Presented in line with historical reporting practice in the US market.

Net new money

The annualized net new money growth rate for the fourth quarter was 2.2% compared with 1.9% in the prior quarter and was within the target range of 2% to 4%. Net new money was USD 5.5 billion, mainly driven by net new money inflows from financial advisors employed with UBS for more than one year. Net new money was USD 4.9 billion in the prior quarter. Including interest and dividend income, net new money was USD 15.9 billion compared with USD 10.5 billion in the prior quarter and included seasonally higher dividend payments in the fourth quarter.

Invested assets

Invested assets increased by USD 16 billion to USD 1,032 billion, reflecting positive market performance of USD 11 billion as well as net new money inflows of USD 6 billion. Managed account assets increased by USD 8 billion to USD 346 billion and comprised 34% of total invested assets as of 31 December 2014, compared with 33% as of 30 September 2014.

Gross margin on invested assets

The gross margin on invested assets decreased by 1 basis point to 75 basis points and was within our target range of 75 to 85 basis points. The gross margin from recurring income decreased by 1 basis point, whereas the gross margin from non-recurring income was unchanged from the prior quarter.

Personnel: 4Q14 vs 3Q14

As of 31 December 2014, Wealth Management Americas employed 16,134 personnel, a decrease of 123 compared with 30 September 2014. The number of financial advisors decreased by 117 to 6,997, mainly due to attrition of lower-producing advisors. Non-financial advisor personnel decreased slightly to 9,137.

38

UBS business divisions and Corporate Center

Retail & Corporate

Profit before tax was CHF 340 million in the fourth quarter of 2014 compared with CHF 426 million in the third quarter. Adjusted for restructuring charges, profit before tax decreased by CHF 90 million to CHF 356 million, mainly due to CHF 33 million higher credit loss expenses and CHF 45 million higher operating expenses. The annualized net new business volume growth rate for our retail business was 0.6% compared with 1.7% in the prior quarter following the typical seasonal pattern.

Business division reporting1

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13
Net interest income	557	563	540	(1)	3	2,184	2,144
Recurring net fee income	133	140	127	(5)	5	556	511
Transaction-based income	273	267	256	2	7	1,022	1,034
Other income	16	20	24	(20)	(33)	75	86
Income	979	991	947	(1)	3	3,836	3,774
Credit loss (expense)/recovery	(66)	(33)	(17)	100	288	(95)	(18)
Total operating income	913	958	931	(5)	(2)	3,741	3,756
Personnel expenses	326	341	341	(4)	(4)	1,363	1,442
General and administrative expenses	243	190	275	28	(12)	859	875
Services (to)/from other business divisions	(34)	(34)	(52)	0	(35)	(126)	(162)
Depreciation and impairment of property and equipment	37	34	36	9	3	139	143
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses[2]	573	532	599	8	(4)	2,235	2,298
Business division operating profit/(loss) before tax	340	426	332	(20)	2	1,506	1,458

Key performance indicators[3]
Pre-tax profit growth (%)	(20.2)	20.3	(17.4)			3.3	(20.2)
Cost/income ratio (%)	58.5	53.7	63.3			58.3	60.9
Net interest margin (bps)	162	164	157	(1)	3	159	156
Net new business volume growth for retail business (%)	0.6	1.7	(0.3)			2.3	1.9

Additional information
Average attributed equity (CHF billion)[4]	4.0	4.1	3.8	(2)	5	4.1	4.1
Return on attributed equity (%)	34.0	41.6	34.9			36.7	35.6
Risk-weighted assets (fully applied, CHF billion)[5]	33.1	34.9	29.7	(5)	11	33.1	29.7
Risk-weighted assets (phase-in, CHF billion)[5]	34.4	36.3	31.4	(5)	10	34.4	31.4
Return on risk-weighted assets, gross (%)[6]	11.1	11.4	12.0			11.3	11.7
Leverage ratio denominator (phase-in, CHF billion)[7]	165.9	166.2	164.7	0	1	165.9	164.7
Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0			0.0	0.0
Business volume for retail business (CHF billion)	143	143	141	0	1	143	141
Net new business volume for retail business (CHF billion)	0.2	0.6	(0.1)	(67)		3.2	2.6
Client assets (CHF billion)	434	421	404	3	7	434	404
Due to customers (CHF billion)	137.3	133.3	133.2	3	3	137.3	133.2
Loans, gross (CHF billion)	137.4	138.0	136.5	0	1	137.4	136.5
Secured loan portfolio as a % of total loan portfolio, gross (%)	93.1	93.0	93.1			93.1	93.1
Impaired loan portfolio as a % of total loan portfolio, gross (%)	0.8	0.7	0.7			0.8	0.7
Personnel (full-time equivalents)	9,200	9,194	9,463	0	(3)	9,200	9,463

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  Refer to “Note 13 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    3  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators.    4  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    5  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    6  Based on phase-in Basel III risk-weighted assets.    7  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

39

Retail & Corporate

Results: 4Q14 vs 3Q14

Operating income

Total operating income decreased by CHF 45 million to CHF 913 million, mainly due to higher credit loss expenses, as well as lower recurring net fee income and net interest income, partly offset by higher transaction-based income.

Net interest income decreased by CHF 6 million to CHF 557 million, mainly due to a lower deposit margin reflecting the adverse effect of the persistently low interest rate environment on our replication portfolios, as well as higher net liquidity and funding costs related to loans and deposits. This was partly offset by an increased loan margin, while allocated revenues from Group Treasury were substantially unchanged.

Recurring net fee income was down by CHF 7 million to CHF 133 million, mainly reflecting lower fee income allocated from Group Treasury for providing collateral in relation to issued covered bonds.

Transaction-based income increased by 6 million to CHF 273 million, mainly reflecting higher treasury-related income.

Other income decreased by CHF 4 million to CHF 16 million, mainly due to lower income from our equity investment in the SIX Group.

Net credit loss expenses were CHF 66 million in the fourth quarter, with the majority related to two corporate clients, compared with CHF 33 million in the prior quarter.

Operating expenses

Total operating expenses increased by CHF 41 million to CHF 573 million. Adjusted for restructuring charges of CHF 16 million compared with CHF 20 million in the prior quarter, operating expenses increased by CHF 45 million to CHF 557 million, mainly reflecting CHF 52 million higher general and administrative expenses partly offset by CHF 9 million lower personnel expenses.

Personnel expenses decreased to CHF 326 million from CHF 341 million. Adjusted for restructuring charges of CHF 4 million compared with CHF 10 million in the third quarter, personnel expenses decreased by CHF 9 million to CHF 322 million mainly due to lower variable compensation expenses. This was partly offset by an expense for untaken vacation accruals compared with a release in the previous quarter.

General and administrative expenses increased by CHF 53 million to CHF 243 million, mainly due to increased targeted investments into our multichannel offering and information technology as well as higher marketing expenses and professional fees.

Cost/income ratio

The cost/income ratio increased to 58.5% from 53.7%. Adjusted for restructuring charges, the cost/income ratio increased to 56.9% from 51.7% and remained within our target range of 50% to 60%.

Net interest margin

The net interest margin decreased 2 basis points to 162 basis points, mainly reflecting lower net interest income, and remained within our target range of 140 to 180 basis points.

Net new business volume growth for retail business

The annualized net new business volume growth rate for our retail business was 0.6% compared with 1.7% in the prior quarter following the typical seasonal pattern, and was below our target range of 1% to 4%.

In the retail business, net new client assets were positive while net new loans were slightly negative. It is our strategy to grow our business in high-quality loans moderately and selectively.

Personnel: 4Q14 vs 3Q14

Retail & Corporate employed 9,200 personnel as of 31 December 2014, almost unchanged from 9,194 personnel as of 30 September 2014.

40

UBS business divisions and Corporate Center

Global Asset Management

Profit before tax was CHF 85 million in the fourth quarter of 2014 compared with CHF 154 million in the third quarter. Adjusted for restructuring charges in both quarters and a credit related to changes to a retiree benefit plan in the US in the third quarter, profit before tax was CHF 124 million compared with CHF 151 million. The decrease was due to higher operating expenses, which included charges of CHF 21 million for provisions for litigation, regulatory and similar matters. Excluding money market flows, net new money outflows were CHF 5.8 billion compared with net inflows of CHF 3.8 billion in the prior quarter.

Business division reporting1

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13
Net management fees[2]	463	462	410	0	13	1,756	1,739
Performance fees	34	27	72	26	(53)	146	196
Total operating income	497	489	482	2	3	1,902	1,935
Personnel expenses	253	217	216	17	17	887	873
General and administrative expenses	149	112	126	33	18	516	448
Services (to)/from other business divisions	(6)	(6)	(5)	0	20	(20)	(17)
Depreciation and impairment of property and equipment	13	11	12	18	8	43	47
Amortization and impairment of intangible assets	3	2	2	50	50	9	8
Total operating expenses[3]	412	335	352	23	17	1,435	1,359
Business division operating profit/(loss) before tax	85	154	130	(45)	(35)	467	576

Key performance indicators[4]
Pre-tax profit growth (%)	(44.8)	46.7	10.2			(18.9)	1.2
Cost/income ratio (%)	82.9	68.5	73.0			75.4	70.2
Net new money growth excluding money market flows (%)	(3.9)	2.7	(3.6)			4.4	(1.0)
Gross margin on invested assets (bps)	30	31	33	(3)	(9)	31	33

Information by business line
Operating Income
Traditional investments	294	294	268	0	10	1,118	1,144
O’Connor and A&Q	41	43	76	(5)	(46)	210	266
Global real estate	102	98	86	4	19	353	317
Infrastructure and private equity	13	9	10	44	30	42	38
Fund services	48	45	42	7	14	178	171
Total operating income	497	489	482	2	3	1,902	1,935

Gross margin on invested assets (bps)
Traditional investments	21	21	21	0	0	21	22
O’Connor and A&Q	47	52	113	(10)	(58)	66	95
Global real estate	91	92	83	(1)	10	84	76
Infrastructure and private equity	58	40	50	45	16	49	48
Total gross margin	30	31	33	(3)	(9)	31	33

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.    3  Refer to “Note 13 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    4  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators. In the second quarter of 2014, the definition of the net new money growth key performance indicator was amended. Refer to the “Regulatory and legal developments and financial reporting changes” section of our second quarter report for more information.

41

Global Asset Management

Business division reporting1 (continued)

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13

Information by business line (continued)

Net new money (CHF billion)
Traditional investments	(3.6)	0.8	(7.9)			10.7	(18.5)
O’Connor and A&Q	(0.6)	0.7	(0.5)			3.3	(2.5)
Global real estate	0.7	0.6	0.7			2.3	1.2
Infrastructure and private equity	(0.4)	0.0	0.3			(0.5)	0.0
Total net new money	(3.8)	2.1	(7.3)			15.9	(19.9)
Net new money excluding money market flows	(5.8)	3.8	(4.6)			22.6	(4.8)
of which: from third parties	(6.4)	0.0	(1.5)			11.3	0.7
of which: from UBS’s wealth management businesses	0.6	3.9	(3.2)			11.3	(5.5)
Money market flows	2.0	(1.7)	(2.7)			(6.7)	(15.1)
of which: from third parties	1.6	(0.5)	0.7			0.0	(1.5)
of which: from UBS’s wealth management businesses	0.3	(1.2)	(3.3)			(6.7)	(13.6)

Invested assets (CHF billion)
Traditional investments	574	560	506	3	13	574	506
O’Connor and A&Q	35	35	27	0	30	35	27
Global real estate	46	44	42	5	10	46	42
Infrastructure and private equity	9	9	8	0	13	9	8
Total invested assets	664	648	583	2	14	664	583
of which: excluding money market funds	600	588	518	2	16	600	518
of which: money market funds	64	60	65	7	(2)	64	65

Assets under administration by fund services
Assets under administration (CHF billion)[2]	520	495	432	5	20	520	432
Net new assets under administration (CHF billion)[3]	13.4	5.5	(0.1)			43.9	3.8
Gross margin on assets under administration (bps)	4	4	4	0	0	4	4

Additional information
Average attributed equity (CHF billion)[4]	1.7	1.7	1.7	0	0	1.7	1.8
Return on attributed equity (%)	20.0	36.2	30.6			27.5	32.0
Risk-weighted assets (fully applied, CHF billion)[5]	3.8	3.8	3.7	0	3	3.8	3.7
Risk-weighted assets (phase-in, CHF billion)[5]	3.9	3.8	3.8	3	3	3.9	3.8
Return on risk-weighted assets, gross (%)[6]	51.6	52.9	52.1			51.2	51.1
Leverage ratio denominator (phase-in, CHF billion)[7]	14.9	14.6	14.0	2	6	14.9	14.0
Goodwill and intangible assets (CHF billion)	1.5	1.5	1.4	0	7	1.5	1.4
Personnel (full-time equivalents)	3,817	3,803	3,729	0	2	3,817	3,729

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  This includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.    3  Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.    4  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    5  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    6  Based on phase-in Basel III risk-weighted assets.    7  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

Results: 4Q14 vs 3Q14

Operating income

Total operating income was CHF 497 million compared with CHF 489 million in the prior quarter. Net management fees were CHF 1 million higher, driven by increases in infrastructure and private equity, fund services, and O’Connor and A&Q, partly offset by a decrease in traditional investments. Performance fees were

CHF 7 million higher, primarily in traditional investments and global real estate, partly offset by a decrease in O’Connor’s single-manager funds.

Operating expenses

Total operating expenses were CHF 412 million compared with CHF 335 million in the prior quarter. Adjusted for restructuring charges of CHF 39 million compared with CHF 5 million in the

42

UBS business divisions and Corporate Center

third quarter and a credit of CHF 8 million related to changes to a retiree benefit plan in the US in the third quarter, operating expenses increased by CHF 35 million. The increase was mainly due to charges of CHF 21 million for provisions for litigation, regulatory and similar matters in the fourth quarter compared with zero in the prior quarter.

Personnel expenses were CHF 253 million compared with CHF 217 million in the prior quarter. Adjusted for restructuring charges of CHF 30 million compared with CHF 3 million and the aforementioned credit related to changes to a retiree benefit plan in the US, personnel expenses were CHF 223 million compared with CHF 222 million.

General and administrative expenses increased to CHF 149 million compared with CHF 112 million in the prior quarter. Adjusted for restructuring charges of CHF 7 million compared with CHF 2 million in the prior quarter, general and administrative expenses were CHF 32 million higher. The increase was mainly due to the aforementioned charges for provisions for litigation, regulatory and similar matters, and increases in allocations of Corporate Center costs as well as advertising, professional fees and travel and entertainment.

Cost/income ratio

The cost/income ratio was 82.9% compared with 68.5% in the prior quarter. Adjusted for the abovementioned restructuring charges and credit related to changes to a retiree benefit plan in the US, the cost/income ratio was 75.1% compared with 69.1% and was above the target range of 60% to 70%.

Net new money

The annualized net new money growth rate, excluding money market flows, was negative 3.9% compared with positive 2.7% in the prior quarter. The target range is 3% to 5%.

Excluding money market flows, net new money outflows were CHF 5.8 billion compared with net inflows of CHF 3.8 billion in the prior quarter. By client segment, net outflows from third parties were CHF 6.4 billion compared with zero in the previous quarter. The fourth quarter net outflows were mainly from fixed income, largely from clients serviced from the Americas and Switzerland; from equities, predominantly from clients serviced from Europe; and from alternative investments, mainly from clients serviced from the Americas. Net inflows from clients of UBS’s wealth management businesses were CHF 0.6 billion compared with CHF 3.9 billion, and were mainly into equities, predominantly from clients serviced from Europe and Asia Pacific; and alternative investments, mainly from clients serviced from Switzerland.

Money market net inflows were CHF 2.0 billion compared with net outflows of CHF 1.7 billion in the prior quarter. By client segment, net inflows from third parties were CHF 1.6 billion compared with net outflows of CHF 0.5 billion, and originated mainly from clients serviced from the Americas and Asia Pacific. Net inflows from clients of UBS’s wealth management businesses were CHF 0.3 billion compared with net outflows of CHF 1.2 billion. The fourth quarter net flows included the impact of an ongoing initiative by Wealth Management Americas to increase deposit account balances in UBS banking entities that led to CHF 1.3 billion in outflows from money market funds managed by Global Asset Management. The corresponding increase in deposit account balances in Wealth Management Americas does not constitute net new money.

Invested assets

Invested assets increased to CHF 664 billion as of 31 December 2014 from CHF 648 billion as of 30 September 2014, reflecting positive currency translation effects of CHF 11 billion and positive market performance of CHF 9 billion, partly offset by net new money outflows of CHF 4 billion.

As of 31 December 2014, CHF 209 billion, or 31%, of invested assets were managed in indexed strategies and CHF 64 billion, or 10%, of invested assets were money market assets. The remaining 59% of invested assets were managed in active, non-money market strategies. On a regional basis, 32% of invested assets related to clients serviced from Switzerland, 24% from Europe, Middle East and Africa, 23% from the Americas, and 21% from Asia Pacific.

Gross margin on invested assets

The total gross margin was 30 basis points compared with 31 basis points in the prior quarter and was below the target range of 32 to 38 basis points.

Results by business line: 4Q14 vs 3Q14

Traditional investments

Operating income was CHF 294 million, in line with the prior quarter, as lower net management fees were offset by higher performance fees, mainly in equities.

The gross margin was 21 basis points, unchanged from the prior quarter.

Excluding money market flows, net new money outflows from third parties were CHF 5.7 billion and from clients of UBS’s wealth management businesses net inflows were CHF 0.1 billion, resulting in total net outflows of CHF 5.6 billion compared with net inflows of CHF 2.5 billion. Equities net outflows were CHF 2.4 billion compared with CHF 1.1 billion and originated mainly from active strategies. Fixed income net outflows were CHF 3.2 billion compared with net inflows of CHF 1.9 billion. Multi-asset net flows were zero compared with net inflows of CHF 1.8 billion.

Invested assets were CHF 574 billion as of 31 December 2014 compared with CHF 560 billion as of 30 September 2014. By mandate type, CHF 235 billion of invested assets related to equities, CHF 154 billion to fixed income, CHF 64 billion to money markets and CHF 121 billion to multi-asset mandates (including CHF 6 billion of alternative investments not managed by the O’Connor and A&Q, global real estate or infrastructure and private equity investment areas).

43

Global Asset Management

O’Connor and A&Q

Operating income was CHF 41 million compared with CHF 43 million in the prior quarter, primarily due to lower performance fees in O’Connor’s single-manager funds, partly offset by higher net management fees in both O’Connor and A&Q. As of 31 December 2014, more than 65% of O’Connor and A&Q performance fee-eligible assets were above their high water marks compared with more than 75% as of 30 September 2014.

The gross margin was 47 basis points compared with 52 basis points in the prior quarter due to lower performance fees. Net new money outflows were CHF 0.6 billion compared with net inflows of CHF 0.7 billion in the prior quarter. Invested assets were CHF 35 billion as of 31 December 2014, in line with 30 September 2014.

Global real estate

Operating income was CHF 102 million compared with CHF 98 million in the prior quarter. This increase was mainly due to higher performance fees, as well as higher transaction fees. The prior quarter included a CHF 12 million gain related to the sale of a co-investment.

The gross margin was 91 basis points compared with 92 basis points. Net new money inflows were CHF 0.7 billion compared with CHF 0.6 billion in the prior quarter. Invested assets were CHF 46 billion as of 31 December 2014 compared with CHF 44 billion as of 30 September 2014.

Infrastructure and private equity

Operating income was CHF 13 million compared with CHF 9 million in the prior quarter due to higher net management fees, which included fees on additional commitments to a fund, and higher performance fees. The gross margin was 58 basis points compared with 40 basis points, reflecting the higher operating income. Net new money outflows were CHF 0.4 billion, compared with zero in the prior quarter. Invested assets were CHF 9 billion as of 31 December 2014, in line with 30 September 2014.

Fund services

Operating income was CHF 48 million compared with CHF 45 million in the prior quarter. The gross margin on assets under administration was 4 basis points, unchanged from the prior quarter. Net new assets under administration inflows were CHF 13.4 billion compared with CHF 5.5 billion in the prior quarter. Total assets under administration were CHF 520 billion as of 31 December 2014 compared with CHF 495 billion as of 30 September 2014.

Personnel: 4Q14 vs 3Q14

Global Asset Management employed 3,817 personnel as of 31 December 2014 compared with 3,803 as of 30 September 2014, with increases mainly in traditional investments and global real estate.

Investment performance

Key equity strategies had a mixed fourth quarter and year versus benchmarks. Nevertheless, as it was another challenging period for active managers in general, our equity funds maintained their strong rankings versus peers. Among outperforming strategies, emerging market equities had a very strong quarter making a solid finish to the year. US equity also outperformed for the quarter and year, which is notable against a backdrop of below-index performance by a large majority of active US equity managers in 2014. The drop in energy prices was a key contributor in the quarter for most strategies that underperformed.

In fixed income, developed market strategies delivered positive absolute returns for the quarter. Performance relative to benchmarks was mixed across all strategies and negative for the key strategies shown in the table. In volatile markets, riskier assets underperformed and credit spreads widened. In some strategies, modest overweights to energy-related sectors and economies detracted from performance, as did generally defensive duration positioning in the unprecedented low interest rate environment. For emerging market debt strategies, overweights to Venezuelan and Russian US dollar-denominated bonds were a drag on performance. Fixed income fund peer rankings remained strong longer-term.

In global investment solutions, absolute return funds generated positive performance during the quarter. Benchmark-relative strategies were generally close to their benchmarks. Asset allocation decisions generally added value, while currency positioning was the main detractor. Multi-asset peer rankings weakened over one year but remained strong longer-term.

Core O’Connor single-manager funds were negative for the fourth quarter and below peer indices, although the flagship fund was positive and in line with peer indices for the year. Performance across core A&Q multi-manager funds was positive for the quarter and year and generally ahead of peer indices.

Global real estate’s Swiss and US direct investment strategies, Japanese J-REITs and multi-manager strategies delivered positive absolute returns for the quarter. Pan-European direct funds produced more mixed results. Relative to peers, real estate and alternative fund rankings weakened over one year as the largest Swiss-listed fund moved to the third quartile. The fund focuses on the commercial sector whereas its peer group is dominated by residential-focused funds, which investors currently prefer.

In infrastructure and private equity, the direct infrastructure fund performed in line with its current yield objectives but longer-term total returns remained slightly below target. Private equity and infrastructure funds of funds continued to perform in line with their objectives.

Investment performance versus peers, as represented by the performance of our collective funds, weakened from its previously strong level over one year but remained strong longer-term. Across all asset classes, and on an asset-weighted basis, 65% of fund assets ranked in the top two quartiles over one year, 77% over three years and 85% over five years.

44

UBS business divisions and Corporate Center

Investment performance – key composites versus benchmarks

The table below is representative of the investment performance for approximately 40% of Global Asset Management’s CHF 297 billion actively managed invested assets in traditional investments as of 31 December 2014. This figure excludes CHF 209 billion in indexed investments, CHF 64 billion in actively managed money market funds and CHF 95 billion in actively managed alternatives (including O’Connor and A&Q, global real estate and infrastructure and private equity).

Annualized
	3 months	1 year	3 years	5 years
Equities
Global Equity Composite vs. MSCI World Equity (Free) Index	–	–	+	–
US Large Cap Equity Composite vs. Russell 1000 Index	+	+	+	–
Pan European Equity Composite vs. MSCI Europe Index (net)	–	+	–	–
Pan European Concentrated Alpha Equity Composite vs. MSCI Europe Index (net)	–	+	+	+
Swiss Equity Composite vs. SPI (Total Return) Index	+	–	–	–
Asian Equity Composite vs. MSCI All Country Asia ex Japan Index	+	+	–	–
Australian Equity Composite vs. S&P/ASX 300 Accumulation Index	–	–	+	–
Emerging Equity Composite vs. Emerging Markets Equity Index	+	+	–	–
US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	–	–	+	+
Fixed income
Global Bond Composite vs. J.P. Morgan GBI Global Traded Index	–	–	+	+
US Bond Composite vs. Barclays U.S. Aggregate Index	–	–	+	+
EUR Aggregate Bonds Composite vs. Barclays Euro Aggregate 500mio+ Index	–	–	–	+
CHF Bonds Ausland Composite vs. Swiss Bond Foreign AAA-BBB (Total Return) Index	–	–	–	–
Australian Bond Composite vs. Bloomberg AusBond Index	–	–	+	+
Emerging Bond Composite vs. Emerging Markets Debt Index[1]	–	–	–	–
Global investment solutions
Global Balanced Composite vs. Global Balanced Benchmark[1]	–	+	–	–
Swiss BVG Balanced Composite vs. BVG Pictet Index 93	+	+	+	–
UK Multi-Asset Composite vs. UK Multi-Asset Benchmark[1]	–	–	+	+
Dynamic Alpha Composite vs. US T-Bills 30 Day[2]	+	+	+	+
Global Convertible Bonds Composite (hedged in EUR) vs. UBS Global Convertible Index – Global Vanilla Hedged EUR	–	–	+	–

1  Customized benchmark.    2  Benchmark was changed on 1 May 2013 to US T-Bills 30 Day. Periods prior to May 2013 calculated vs. Consumer Price Index.

(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are before the deduction of investment management fees. Global composites are stated in US dollar terms, except for Global Bond Composite which is stated in Swiss franc terms; all others are in appropriate local currencies (unless otherwise stated). A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

Investment performance – collective funds compared with peers

The table shows investment performance versus peers of UBS Swiss, Luxembourg, German and Irish-domiciled wholesale funds available to clients of UBS’s wealth management businesses and also distributed through other wholesale intermediaries. The UBS fund universe includes all actively managed funds totaling

CHF 107 billion as of 31 December 2014. The peer universe includes all funds registered in countries included in the MSCI Europe Developed Markets Universe. Money market funds and indexed funds are excluded.

Percentage of fund assets ranking in first or second quartile	1 year	3 years	5 years
Equities	77	77	75
Fixed income	67	72	88
Multi-asset	68	80	86
Real estate and alternative	31	88	88
Total	65	77	85

Source: ThomsonReuters LIM 2.7 (Lipper Investment Management) data extracted 9 January 2015 and analyzed by UBS Global Asset Management. Data shown is the asset-weighted percentage of funds achieving first or second quartile (i.e., above median) ranking in their peer group on a net of fees basis over each time period. Funds are included in the analysis for every time period for which they have a performance record.

45

Investment Bank

Investment Bank

We recorded an operating profit before tax of CHF 367 million compared with a loss of CHF 1,284 million in the third quarter. On an adjusted basis, operating profit before tax was CHF 426 million compared with a loss of CHF 1,205 million, mainly due to CHF 1,663 million lower charges for provisions for litigation, regulatory and similar matters. Fully applied risk-weighted assets increased by CHF 5 billion to CHF 67 billion as of 31 December 2014.

Business division reporting1

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13
Corporate Client Solutions	712	738	706	(4)	1	3,206	2,979
Advisory	242	149	198	62	22	708	588
Equity Capital Markets	278	197	243	41	14	1,021	1,142
Debt Capital Markets	115	216	208	(47)	(45)	1,005	888
Financing Solutions	125	143	120	(13)	4	514	599
Risk Management	(47)	33	(63)		(25)	(42)	(239)
Investor Client Services	1,215	1,199	1,156	1	5	5,137	5,619
Equities	918	884	832	4	10	3,695	3,915
Foreign Exchange, Rates and Credit	297	315	324	(6)	(8)	1,442	1,704
Income	1,927	1,938	1,862	(1)	3	8,343	8,599
Credit loss (expense)/recovery	9	(1)	(1)			2	2
Total operating income	1,935	1,937	1,861	0	4	8,346	8,601
Personnel expenses	791	942	860	(16)	(8)	4,065	3,984
General and administrative expenses	696	2,204	629	(68)	11	3,903	2,040
Services (to)/from other business divisions	2	5	(5)	(60)		3	3
Depreciation and impairment of property and equipment	75	65	75	15	0	272	260
Amortization and impairment of intangible assets	4	5	5	(20)	(20)	15	14
Total operating expenses[2]	1,568	3,221	1,563	(51)	0	8,258	6,300
Business division operating profit/(loss) before tax	367	(1,284)	297		24	87	2,300

Key performance indicators[3]
Pre-tax profit growth (%)			18.3			(96.2)	761.4
Cost/income ratio (%)	81.4	166.2	83.9			99.0	73.3
Return on attributed equity (%)	19.6	(69.4)	15.2			1.2	28.7
Return on assets, gross (%)[4]	2.7	3.0	3.1			3.2	3.3
Average VaR (1-day, 95% confidence, 5 years of historical data)	13	11	11	18	18	12	13

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards and changes in accounting policies.    2  Refer to “Note 13 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    3  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators.    4  In the fourth quarter of 2014, UBS removed exchange-traded derivative (ETD) client cash balances from the balance sheet. Balance sheet assets as of 30 September 2014 and 31 December 2013 were restated from CHF 282.3 billion to CHF 277.9 billion and from CHF 245.0 billion to CHF 240.0 billion, respectively. The average leverage ratio denominator for the third quarter of 2014 and the fourth quarter of 2013 was restated from CHF 279.5 billion to CHF 275.1 billion and from CHF 275.3 billion to CHF 270.3 billion, respectively. Associated ratios were restated accordingly. Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information.

46

UBS business divisions and Corporate Center

Business division reporting1 (continued)

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13

Additional information
Total assets (CHF billion)[2,3]	292.3	277.9	240.0	5	22	292.3	240.0
Funded assets (CHF billion)[3,4]	170.7	168.3	157.2	1	9	170.7	157.2
Average attributed equity (CHF billion)[5]	7.5	7.4	7.8	1	(4)	7.6	8.0
Risk-weighted assets (fully applied, CHF billion)[6]	66.7	61.9	62.3	8	7	66.7	62.3
Risk-weighted assets (phase-in, CHF billion)[6]	67.0	62.2	62.6	8	7	67.0	62.6
Return on risk-weighted assets, gross (%)[7]	11.9	11.9	12.2			12.9	13.2
Leverage ratio denominator (phase-in, CHF billion)[3,8]	288.3	275.1	270.3	5	7	288.3	270.3
Goodwill and intangible assets (CHF billion)	0.1	0.1	0.1	0	0	0.1	0.1
Compensation ratio (%)	41.0	48.6	46.2			48.7	46.3
Impaired loan portfolio as a % of total loan portfolio, gross (%)[9]	0.3	0.3	0.2			0.3	0.2
Personnel (full-time equivalents)	11,794	11,881	11,615	(1)	2	11,794	11,615

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards and changes in accounting policies.    2  Based on third-party view, i.e., without intercompany balances.    3  In the fourth quarter of 2014, UBS removed exchange-traded derivative (ETD) client cash balances from the balance sheet. Balance sheet assets as of 30 September 2014 and 31 December 2013 were restated from CHF 282.3 billion to CHF 277.9 billion and from CHF 245.0 billion to CHF 240.0 billion, respectively. The average leverage ratio denominator for the third quarter of 2014 and the fourth quarter of 2013 was restated from CHF 279.5 billion to CHF 275.1 billion and from CHF 275.3 billion to CHF 270.3 billion, respectively. Associated ratios were restated accordingly. Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information.    4  Funded assets are defined as total balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives.    5  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    6  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    7  Based on phase-in Basel III risk-weighted assets.    8  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.    9  Refer to the “Risk management and control” section of this report for more information on impairment ratios.

Results: 4Q14 vs 3Q14

Operating income

Total operating income decreased slightly to CHF 1,935 million. Excluding an impairment loss of CHF 48 million on a financial investment available-for-sale in the prior quarter, adjusted operating income decreased to CHF 1,935 million from CHF 1,985 million, as revenues declined slightly in both Corporate Client Solutions and Investor Client Services. In US dollar terms, adjusted operating income decreased 7%.

We recorded net credit loss recoveries of CHF 9 million compared with a net credit loss expense of CHF 1 million in the prior quarter. The fourth quarter included a recovery for a specific case, largely offset by a credit loss expense following a settlement of an impaired position, as well as various smaller credit loss expenses.

Operating expenses

Total operating expenses decreased to CHF 1,568 million from CHF 3,221 million in the prior quarter. Adjusted for restructuring charges of CHF 60 million in the fourth quarter compared with CHF 50 million in the prior quarter, and a credit of CHF 1 million related to changes to retiree benefit plans in the US in the fourth quarter compared with CHF 19 million in the prior quarter, adjusted operating expenses decreased to CHF 1,509 million from CHF 3,190 million, mainly as charges for provisions for litigation, regulatory and similar matters decreased to CHF 24 million in the fourth quarter from CHF 1,687 million in the prior quarter.

Personnel expenses decreased to CHF 791 million from CHF 942 million. The fourth quarter included restructuring charges of CHF 17 million compared with CHF 25 million in the prior quarter, as well as the aforementioned credit of CHF 1 million related to retiree benefit plans in the US compared with a credit of CHF 19 million in the prior quarter. On an adjusted basis, personnel expenses decreased to CHF 775 million from CHF 936 million, mainly due to a decrease in variable compensation expenses.

General and administrative expenses decreased to CHF 696 million from CHF 2,204 million. The fourth quarter included restructuring charges of CHF 43 million compared with CHF 25 million in the prior quarter. On an adjusted basis, general and administrative expenses decreased to CHF 653 million from CHF 2,179 million, mainly due to CHF 1,663 million lower charges for provisions for litigation, regulatory and similar matters, partly offset by a charge of CHF 68 million for the annual UK bank levy and higher professional fees.

Cost/income ratio

The cost/income ratio improved to 81.4% from 166.2%. On an adjusted basis, the cost/income ratio improved to 78.3% from 160.6% and was within our target range of 65% to 85%.

Risk-weighted assets

Fully applied risk-weighted assets (RWA) increased by CHF 5 billion to CHF 67 billion as of 31 December 2014 from CHF 62 billion as of 30 September 2014. This increase was mainly due to

47

Investment Bank

CHF 3 billion higher market risk RWA related to risks-not-in-VaR and stressed value-at-risk, as well as CHF 2 billion higher operational risk RWA, due to higher historical losses related to litigation, regulatory and similar matters.

è	Refer to the “Capital management” section of this report for more information

Funded assets

Funded assets increased to CHF 171 billion as of 31 December 2014 from CHF 168 billion as of 30 September 2014, and remained within our limit of CHF 200 billion. The increase during the quarter was mainly due to currency effects. Excluding these, funded assets decreased by approximately CHF 2 billion.

è	Refer to the “Balance sheet” section of this report for more information
è	Refer to the “Recent developments” section of this report for more information on the removal of ETD client cash balances from our balance sheet

Return on attributed equity

Annualized return on attributed equity (RoAE) for the fourth quarter was 19.6%, and 22.7% on an adjusted basis. RoAE for the full year 2014 was 1.2%, and 4.4% on an adjusted basis, below our annual target of over 15%.

è	Refer to the discussion of “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information

Operating income by business unit: 4Q14 vs 3Q14

Corporate Client Solutions

Corporate Client Solutions revenues decreased 4% to CHF 712 million from CHF 738 million, due to lower revenues in debt capital markets and financing solutions as well as higher risk management charges, partly offset by improved performance in advisory and equity capital markets. In US dollar terms, revenues decreased 8%.

Advisory revenues increased 62% to CHF 242 million from CHF 149 million, reflecting increased participation in merger and acquisition transactions during the fourth quarter and as the fee pool increased 10%.

Equity capital markets revenues increased 41% to CHF 278 million from CHF 197 million. Revenues increased across all regions, mainly due to higher revenues from private transactions, which were partly offset by lower fees from public offerings as the fee pool – which does not include private transactions – declined 11%.

Debt capital markets revenues decreased 47% to CHF 115 million from CHF 216 million, due to participation in fewer large investment grade transactions during the quarter, while the fee pool increased slightly, and lower leveraged finance revenues as the fee pool declined 19%.

Financing solutions revenues decreased 13% to CHF 125 million from CHF 143 million, mainly due to lower revenues in real estate finance and structured financing.

Risk management revenues declined to negative CHF 47 million from positive CHF 33 million, mainly due to the effect of tightening credit spreads during the fourth quarter.

Investor Client Services

Investor Client Services revenues increased 1% to CHF 1,215 million from CHF 1,199 million. Excluding the aforementioned impairment loss in the prior quarter, adjusted revenues decreased to CHF 1,215 million from CHF 1,247 million, mainly reflecting lower revenues in foreign exchange, rates and credit. In US dollar terms, adjusted revenues decreased 7%.

Equities

Equities revenues increased to CHF 918 million compared with CHF 884 million in the prior quarter. Adjusted for the aforementioned impairment loss in the prior quarter, revenues decreased slightly to CHF 918 million from CHF 932 million due to lower revenues in financing services and other equities, partly offset by higher revenues in cash and derivatives.

Cash revenues increased to CHF 334 million compared with CHF 304 million, mainly due to higher commission income as a result of higher client activity levels.

Derivatives revenues increased to CHF 290 million from CHF 278 million, reflecting higher volatility and client activity levels.

Financing services revenues decreased to CHF 309 million from CHF 348 million, mainly due to lower trading revenues in equity finance.

Other equities revenues were negative CHF 16 million compared with negative CHF 46 million in the prior quarter, mainly as the prior quarter included the aforementioned impairment loss.

Foreign exchange, rates and credit

Foreign exchange, rates and credit revenues decreased to CHF 297 million from CHF 315 million, due to lower revenues in our rates and credit business.

Foreign exchange revenues were broadly in line with the prior quarter, as higher client revenues resulting from increased activity levels were offset by weaker trading revenues.

Rates and credit revenues decreased due to weaker trading revenues within the credit business, partly offset by improved performance in the rates business reflecting higher volatility and client activity levels.

Personnel: 4Q14 vs 3Q14

The Investment Bank employed 11,794 personnel as of 31 December 2014, a decrease of 91 compared with 11,881 as of 30 September 2014, due to decreased front office personnel.

48

UBS business divisions and Corporate Center

Corporate Center

Corporate Center reporting – Total1

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13
Income excluding own credit	(550)	(382)	(411)	44	34	(1,153)	(380)
Own credit[2]	70	61	(94)	15		292	(283)
Credit loss (expense)/recovery[3]	1	2	11	(50)	(91)	2	3
Total operating income	(478)	(318)	(495)	50	(3)	(860)	(660)
Personnel expenses	209	176	231	19	(10)	794	939
General and administrative expenses	398	270	244	47	63	929	2,443
Services (to)/from other business divisions	20	18	28	11	(29)	75	67
Depreciation and impairment of property and equipment	5	9	12	(44)	(58)	29	55
Amortization and impairment of intangible assets	2	1	1	100	100	6	3
Total operating expenses[4]	634	475	516	33	23	1,832	3,507
Operating profit/(loss) before tax	(1,112)	(793)	(1,011)	40	10	(2,692)	(4,167)

Additional information
Average attributed equity (CHF billion)[5]	19.8	20.2	21.4	(2)	(7)	20.5	23.3
Total assets (CHF billion)[6]	427.6	429.5	462.5	0	(8)	427.6	462.5
Risk-weighted assets (fully applied, CHF billion)[7]	65.8	71.7	84.2	(8)	(22)	65.8	84.2
Risk-weighted assets (phase-in, CHF billion)[7]	67.9	72.8	84.9	(7)	(20)	67.9	84.9
Leverage ratio denominator (phase-in, CHF billion)[8]	334.2	338.4	394.5	(1)	(15)	334.2	394.5
Personnel before allocations (full-time equivalents)	23,773	23,614	24,082	1	(1)	23,773	24,082
Allocations to business divisions (full-time equivalents)	(21,324)	(21,208)	(21,441)	1	(1)	(21,324)	(21,441)
Personnel after allocations (full-time equivalents)	2,450	2,407	2,640	2	(7)	2,450	2,640

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2   Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held on 31 December 2014 amounts to CHF 0.3 billion. This loss has increased the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information.    3  Includes credit loss (expense)/recovery on reclassified and acquired securities.    4  Refer to “Note 13 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    6  Based on third-party view, i.e., without intercompany balances.    7  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    8  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

49

Corporate Center

Corporate Center – Core Functions

Corporate Center – Core Functions recorded a loss before tax of CHF 387 million in the fourth quarter of 2014 compared with CHF 190 million in the prior quarter. The fourth quarter included total operating expenses remaining in Corporate Center – Core Functions after service allocations of CHF 269 million. Total operating income was negative CHF 117 million and included treasury income remaining in Corporate Center – Core Functions of negative CHF 201 million and an own credit gain of CHF 70 million.

Corporate Center reporting – Core Functions1

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13
Treasury income remaining in Corporate Center – Core Functions	(201)	(65)	(343)	209	(41)	(367)	(902)
Own credit[2]	70	61	(94)	15		292	(283)
Other	14	9	72	56	(81)	36	178
Total operating income	(117)	5	(365)		(68)	(39)	(1,007)
Personnel expenses	117	89	119	31	(2)	423	424
General and administrative expenses	148	94	71	57	108	245	422
Services (to)/from other business divisions	4	8	5	(50)	(20)	13	1
Depreciation and impairment of property and equipment	(2)	1	4			2	0
Amortization and impairment of intangible assets	2	2	0	0		6	0
Total operating expenses[3]	269	194	200	39	35	688	847
Operating profit/(loss) before tax	(387)	(190)	(565)	104	(32)	(728)	(1,854)

Additional information
Average attributed equity (CHF billion)[4]	15.8	15.6	13.7	1	15	15.5	12.5
Total assets (CHF billion)[5]	257.8	254.9	247.4	1	4	257.8	247.4
Risk-weighted assets (fully applied, CHF billion)[6]	30.1	29.6	20.7	2	45	30.1	20.7
Risk-weighted assets (phase-in, CHF billion)[6]	32.2	30.7	21.3	5	51	32.2	21.3
Leverage ratio denominator (phase-in, CHF billion)[7]	240.8	232.9	234.5	3	3	240.8	234.5
Personnel before allocations (full-time equivalents)	23,637	23,465	23,860	1	(1)	23,637	23,860
Allocations to business divisions and CC – Non-core and Legacy Portfolio (full time equivalents)	(22,667)	(22,549)	(22,804)	1	(1)	(22,667)	(22,804)
Personnel after allocations (full-time equivalents)	970	916	1,055	6	(8)	970	1,055

Corporate Center – Core Functions – expenses before service allocation to business divisions and CC – Non-core and Legacy Portfolio
Personnel expenses	1,068	921	1,044	16	2	3,937	4,199
General and administrative expenses	1,232	1,084	1,089	14	13	4,144	4,263
Depreciation and impairment of property and equipment	206	191	206	8	0	762	761
Amortization and impairment of intangible assets	2	2	1	0	100	6	4
Total operating expenses before service allocation to business divisions and CC – Non-core and Legacy Portfolio[3]	2,509	2,198	2,340	14	7	8,849	9,227
Net allocations to business divisions	(2,240)	(2,004)	(2,140)	12	5	(8,161)	(8,381)
of which: Wealth Management	(579)	(526)	(540)	10	7	(2,115)	(2,068)
of which: Wealth Management Americas	(318)	(278)	(294)	14	8	(1,127)	(1,132)
of which: Retail & Corporate	(325)	(287)	(331)	13	(2)	(1,194)	(1,301)
of which: Global Asset Management	(147)	(118)	(136)	25	8	(498)	(538)
of which: Investment Bank	(739)	(660)	(683)	12	8	(2,707)	(2,515)
of which: Non-core and Legacy Portfolio	(132)	(134)	(157)	(1)	(16)	(519)	(827)
Total operating expenses[3]	269	194	200	39	35	688	847

1   Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2   Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held on 31 December 2014 amounts to CHF 0.3 billion. This loss has increased the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information.    3  Refer to “Note 13 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    4  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    5  Based on third-party view, i.e., without intercompany balances.    6  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    7  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

50

UBS business divisions and Corporate Center

Results

Operating income

Total operating income was negative CHF 117 million in the fourth quarter, which included treasury income remaining in Corporate Center – Core Functions of negative CHF 201 million, partly offset by an own credit gain on financial liabilities designated at fair value of CHF 70 million and other income of CHF 14 million. Total operating income was CHF 5 million in the prior quarter.

è	Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information on own credit

Treasury income remaining in Corporate Center – Core Functions, after allocations to the business divisions, was negative CHF 201 million, mainly reflecting central funding costs of CHF 219 million related to our long-term debt portfolio, which were retained in Group Treasury. These costs slightly increased compared with the prior quarter, partly related to previous new debt issuances.

In addition, the fourth quarter included net losses of CHF 38 million related to high-quality liquid asset portfolios. This represents the difference between the financial costs incurred in relation to high-quality liquid asset portfolios and the associated economic charges to the business divisions and Corporate Center – Non-core and Legacy Portfolio. This difference arises mainly as fair value movements on derivative instruments used to economically hedge high-quality liquid financial investments available-for-sale are recognized in the income statement, whereas unrealized fair value changes on these investments are recorded directly in equity. These losses were partly offset by income of CHF 39 million related to preferred securities.

Compared with the prior quarter, treasury income remaining in Corporate Center – Core Functions decreased to negative CHF 201 million from negative CHF 65 million. This decrease was mainly due to losses of CHF 5 million on cross-currency basis swaps held as economic hedges compared with gains of CHF 65 million in the prior quarter. In addition, the fourth quarter included net losses of CHF 38 million related to high-quality liquid asset portfolios compared with net gains of CHF 25 million in the prior quarter.

è	Refer to the “Liquidity and funding management” section of this report for more information on funding costs

The fourth quarter included an own credit gain on financial liabilities designated at fair value of CHF 70 million, primarily as life-to-date own credit losses partially reversed due to time decay, partly offset by the impact of a marginal tightening of our funding spreads over the quarter. The prior quarter included an own credit gain on financial liabilities of CHF 61 million.

Operating income excluding own credit and treasury income was CHF 14 million in the fourth quarter and included a gain on sale of real estate of CHF 20 million.

In January 2015, UBS sold a real estate property in Geneva, Switzerland for CHF 535 million, resulting in a gain on sale of approximately CHF 380 million, which will be recognized in the income statement in the first quarter of 2015. This gain will be treated as an adjusting item for the purpose of calculating adjusted results.

Operating expenses before service allocations

On a gross basis before service allocations to the business divisions and Corporate Center – Non-core and Legacy Portfolio, total operating expenses increased by CHF 311 million to CHF 2,509 million in the fourth quarter. Restructuring charges were CHF 180 million compared with CHF 144 million in the prior

51

Corporate Center

quarter. The fourth quarter also included a credit of CHF 1 million related to changes to retiree benefit plans in the US compared with a credit of CHF 15 million in the prior quarter. Excluding these credits and restructuring charges, adjusted operating expenses before service allocations increased by CHF 261 million to CHF 2,330 million.

Personnel expenses increased by CHF 147 million to CHF 1,068 million. On an adjusted basis, excluding net restructuring charges of CHF 76 million in the fourth quarter and CHF 61 million in the third quarter, as well as a credit of CHF 1 million related to changes to retiree benefit plans in the US in the fourth quarter and CHF 15 million in the prior quarter, personnel expenses increased by CHF 118 million. This increase was mainly due to higher variable compensation expenses in the fourth quarter and a release of accruals for untaken vacation in the prior quarter.

General and administrative expenses increased by CHF 148 million to CHF 1,232 million. On an adjusted basis, excluding net restructuring charges of CHF 95 million in the fourth quarter and CHF 70 million in the prior quarter, general and administrative expenses increased by CHF 123 million to CHF 1,137 million. This increase was mainly due to higher information technology-related expenses and outsourcing activities. Furthermore, real estate-related costs and professional fees increased.

Depreciation and impairment of property and equipment increased to CHF 206 million from CHF 191 million, mainly reflecting higher depreciation charges related to capitalized software.

The business divisions and Non-core and Legacy Portfolio were charged CHF 2,240 million for shared services, an increase of CHF 236 million from the prior quarter, mainly reflecting the aforementioned cost increases.

Operating expenses after service allocations

Total operating expenses remaining in Corporate Center – Core Functions, after allocations to the business divisions and Non-core and Legacy Portfolio, increased to CHF 269 million from CHF 194 million, mainly related to an increase of CHF 50 million resulting from the difference between actual costs incurred for internal services and the associated guaranteed cost allocations to the business divisions and Non-core and Legacy Portfolio. In addition, the prior quarter included a release of accruals for untaken vacation.

Operating expenses remaining in Corporate Center – Core Functions relate to Group governance functions and other corporate activities as well as the aforementioned difference between actual costs and associated guaranteed cost allocations.

Risk-weighted assets

Fully applied Basel III risk-weighted assets (RWA) were stable at CHF 30 billion as of 31 December 2014.

è	Refer to the “Capital management” section of this report for more information on risk-weighted assets

Personnel

As of 31 December 2014, Corporate Center – Core Functions employed 23,637 personnel compared with 23,465 as of 30 September 2014. The increase of 172 personnel was mainly in our offshore Group Service Centers and in Group Operations. As of 31 December 2014, 22,667 personnel were allocated to the business divisions and Non-core and Legacy Portfolio, based on services consumed. Personnel remaining in Corporate Center – Core Functions after allocations increased to 970 from 916 and related to Group governance functions and other corporate activities.

52

UBS business divisions and Corporate Center

Corporate Center – Non-core and Legacy Portfolio

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 725 million in the fourth quarter of 2014 compared with CHF 603 million in the prior quarter. The fourth quarter included losses of CHF 118 million in the Non-core rates portfolio from unwind and novation activity, a loss of CHF 108 million from the termination of certain credit default swap contracts in Legacy Portfolio as well as a charge of CHF 52 million for the annual UK bank levy. Risk-weighted assets decreased by CHF 6 billion to CHF 36 billion.

Corporate Center reporting – Non-core and Legacy Portfolio1

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13
Non-core	(152)	(233)	(104)	(35)	46	(519)	(50)
Legacy Portfolio	(210)	(92)	(36)	128	483	(304)	394
of which: SNB StabFund option	0	0	(28)		(100)	0	412
Income	(362)	(325)	(140)	11	159	(823)	344
Credit loss (expense)/recovery[2]	1	2	11	(50)	(91)	2	3
Total operating income	(361)	(322)	(130)	12	178	(821)	347
Personnel expenses	91	87	112	5	(19)	371	515
General and administrative expenses	250	176	173	42	45	684	2,022
Services (to)/from other business divisions	16	11	23	45	(30)	62	65
Depreciation and impairment of property and equipment	6	8	8	(25)	(25)	27	55
Amortization and impairment of intangible assets	0	(1)	1	(100)	(100)	0	3
Total operating expenses[3]	364	280	317	30	15	1,144	2,660
Operating profit/(loss) before tax	(725)	(603)	(446)	20	63	(1,965)	(2,312)

Additional information
Average attributed equity (CHF billion)[4]	4.0	4.6	7.7	(13)	(48)	4.9	10.8
Total assets (CHF billion)[5]	169.8	174.6	215.1	(3)	(21)	169.8	215.1
Risk-weighted assets (fully applied, CHF billion)[6]	35.7	42.1	63.5	(15)	(44)	35.7	63.5
Risk-weighted assets (phase-in, CHF billion)[6]	35.7	42.1	63.5	(15)	(44)	35.7	63.5
Leverage ratio denominator (phase-in, CHF billion)[7]	93.4	105.5	160.0	(11)	(42)	93.4	160.0
Personnel before allocations (full-time equivalents)	137	150	222	(9)	(38)	137	222
Allocations from business divisions (full-time equivalents)	1,343	1,341	1,363	0	(1)	1,343	1,363
Personnel after allocations (full-time equivalents)	1,480	1,491	1,585	(1)	(7)	1,480	1,585

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  Includes credit loss (expense)/recovery on reclassified and acquired securities.    3  Refer to “Note 13 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    4  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    5  Based on third-party view, i.e., without intercompany balances.    6  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    7  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

53

Corporate Center

Operating income by business unit

Non-core

Income was negative CHF 152 million in the fourth quarter compared with negative CHF 233 million in the prior quarter, and included losses in rates of CHF 118 million compared with CHF 26 million, mainly from increased novation and unwind activity. Furthermore, the fourth quarter included a net loss of CHF 9 million related to funding and debit valuation adjustments (FVA/DVA) on derivatives compared with a net loss of CHF 188 million in the prior quarter, of which CHF 175 million was the net loss from the implementation of FVA.

è	Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information on funding valuation adjustments

Legacy Portfolio

Income was negative CHF 210 million compared with negative CHF 92 million in the prior quarter, and included a loss of CHF 108 million resulting from the termination of certain credit default swap (CDS) contracts, valuation losses of CHF 53 million on financial assets designated at fair value and a loss of CHF 16 million related to the sale of the remaining student loan auction rate securities positions in the fourth quarter. The prior quarter included a net loss of CHF 77 million from the implementation of FVA on derivatives.

è	Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information on funding valuation adjustments

Operating expenses

Total operating expenses increased to CHF 364 million from CHF 280 million.

Personnel expenses increased to CHF 91 million from CHF 87 million.

General and administrative expenses increased by CHF 74 million to CHF 250 million, mainly due to a charge of CHF 52 million for the annual UK bank levy and a net charge of CHF 42 million related to certain disputed receivables. Charges for provisions for litigation, regulatory and similar matters decreased by CHF 12 million to CHF 77 million.

Risk-weighted assets

Risk-weighted assets (RWA) for Non-core and Legacy Portfolio decreased by CHF 6 billion to CHF 36 billion.

Non-core RWA decreased by CHF 2 billion to CHF 16 billion, primarily due to reductions of outstanding over-the-counter derivative transactions by means of negotiated bilateral settlements with specific counterparties, third-party novations or trade compressions.

Legacy Portfolio RWA decreased by CHF 5 billion to CHF 19 billion, largely resulting from the aforementioned termination of certain CDS contracts, the sale of the remaining student loan auction rate securities positions as well as rebalancing and optimizing asset hedges.

è

Refer to the discussions of “Corporate Center – Non-core and Legacy Portfolio” and “Capital management” in the “Risk and treasury management” section of this report for more information on risk-weighted assets

Balance sheet assets

Balance sheet assets decreased to CHF 170 billion as of 31 December 2014 from CHF 175 billion as of 30 September 2014. Positive replacement values decreased by CHF 2 billion mainly as we continued to derecognize, via novations to third parties, the back-to-back trades executed in the second quarter to exit the majority of the market risk of the correlation trading portfolio. PRV also decreased due to negotiated bilateral settlements, third-party novations, including transfers to central clearing houses, and agreements to net down trades with other dealer counterparties, partially offset by PRV increases due to fair value changes following currency and interest rate movements, and to a lesser extent new trades from ongoing hedging activity. Funded assets decreased by CHF 2 billion to CHF 11 billion, primarily due to sales of CMBS assets, used to hedge certain CDS contracts facing monolines that were terminated during the quarter, and CLO positions within the CDO portfolio, as well as the final exit from student loan auction rate securities.

Leverage ratio denominator

The leverage ratio denominator decreased to CHF 93 billion as of 31 December 2014 from CHF 106 billion as of 30 September 2014, mainly due to a reduction in average balance sheet assets.

è	Refer to the “Capital management” section of this report for more information on the leverage ratio denominator

Personnel

As of 31 December 2014, a total of 1,480 personnel were employed within Non-core and Legacy Portfolio compared with 1,491 as of 30 September 2014. Front office personnel decreased to 137 from 150 and personnel allocated from Corporate Center shared services units increased slightly to 1,343 from 1,341.

54

Risk and treasury management Management report

Risk and treasury management

57	Risk and treasury management key developments	82	Capital management
		83	Swiss SRB Basel III capital framework
		83	Regulatory framework
58	Risk management and control	83	Capital requirements
58	Overview of risks arising from our business activities	85	Swiss SRB Basel III capital information
59	Credit risk – internal risk view	85	Capital ratios
59	Banking products	85	Post-stress CET1 capital ratio
59	Traded products	85	Eligible capital
65	Market risk	85	Tier 1 capital
65	Interest rate risk in the banking book	86	Tier 2 capital
70	Country risk	89	Additional capital information
70	Exposures to selected eurozone countries	90	Differences between Swiss SRB and BIS Basel III capital
72	Operational risk	90	Risk-weighted assets
73	Corporate Center – Non-core and Legacy Portfolio	90	Credit risk
73	Non-core	91	Non-counterparty-related risk
73	Legacy Portfolio	91	Market risk
		91	Operational risk
76	Balance sheet	91	Sensitivity to currency movements
76	Assets	95	Swiss SRB leverage ratio
78	Liabilities	95	Swiss SRB leverage ratio requirements
78	Equity	96	Swiss SRB leverage ratio information
78	Intra-quarter balances	100	Equity attribution and return on attributed equity

79	Liquidity and funding management	102	UBS shares
79	Strategy and objectives
79	Liquidity
80	Funding

56

Risk and treasury management	Risk and treasury management
Risk and treasury management key developments

Risk and treasury management

key developments

Risk management and control

Our reported credit exposures for the Group were broadly unchanged. Net credit loss expenses for the quarter were CHF 60 million. The level of market risk remained low. In the Non-core and Legacy Portfolio, further progress was made in reducing risk, including continued novation of over-the-counter (OTC) derivatives to reduce counterparty risk, the exit of a substantial portion of our remaining credit risk to monoline insurers, and disposal of all remaining student loan auction rate securities positions. We continued to strengthen our capabilities across the Compliance & Operational Risk Control function, working towards our goal of operating as a responsive and forward-thinking function in an increasingly complex industry.

Balance sheet

As of 31 December 2014, our balance sheet assets stood at CHF 1,062 billion, an increase of CHF 18 billion from 30 September 2014, mainly due to an increase in positive replacement values in the Investment Bank and currency effects resulting from the strengthening of the US dollar versus the Swiss franc. Funded assets, which represent total assets excluding positive replacement values and collateral delivered against over-the-counter derivatives, increased by CHF 7 billion to CHF 775 billion, also primarily resulting from currency effects. Excluding these currency effects, funded assets decreased by approximately CHF 7 billion.

Liquidity and funding management

Our liquidity and funding position remained strong during the fourth quarter of 2014. We did not issue any benchmark public bonds during the quarter, while several instruments in an amount equivalent to CHF 2.8 billion matured. Swiss SRB rules require UBS to maintain an LCR of at least 100% as of 1 January 2015 and to disclose actual LCR ratios on a quarterly basis from the first quarter of 2015 onwards. We will commence reporting actual LCR ratios from the first quarter of 2015.

Capital management

Our fully applied common equity tier 1 (CET1) capital decreased by CHF 1.0 billion to CHF 29.1 billion as of 31 December 2014 and our fully applied CET1 capital ratio decreased 0.3 percentage points to 13.4%. On a phase-in basis, our CET1 capital increased by CHF 0.5 billion to CHF 43.0 billion and our CET1 capital ratio increased 0.4 percentage points to 19.5%. Risk-weighted assets decreased by CHF 3 billion to CHF 216 billion on a fully applied basis and by CHF 2 billion to CHF 221 billion on a phase-in basis. Our Swiss SRB leverage ratio decreased 0.1 percentage points to 4.1% on a fully applied basis and was stable at 5.4% on a phase-in basis.

57

Risk management and control

Risk management and control

Risk profile of the Group

Overview of risks arising from our business activities

The table below presents the key drivers of tangible attributed equity by business division and Corporate Center, which are risk-weighted assets (RWA), Swiss SRB leverage ratio denominator (LRD) and risk-based capital (RBC). In addition, we show the average tangible attributed equity, total assets and adjusted operating profit before tax. Along with the description of key risks by business division and Corporate Center presented in our Annual Report 2013, this table provides an overview of how the activities in our business divisions and Corporate Center are reflected in our risk measures, along with their respective performance.

The table is followed by sections providing an update for the fourth quarter of 2014 on developments in credit risk (comprising banking products and traded products), market risk (including interest rate risk in the banking book), country risk, and operational risk.

An update on the development of RWA, LRD and attributed equity during the quarter is provided in the “Capital management” section of this report. The overall level of RBC was broadly unchanged at CHF 29 billion for the Group as of 31 December 2014.

è	Refer to the “Capital management” section of this report and our Annual Report 2013 for more information on RWA, LRD and our equity attribution framework
è	Refer to “Statistical measures” in the “Risk management and control” section of our Annual Report 2013 for more information on RBC

Risk measures and performance

	Wealth Management		Wealth Management Americas		Retail & Corporate		Global Asset Management		Investment Bank		CC – Core Functions		CC – Non-core and Legacy Portfolio
CHF billion, as of or for the quarter ended	31.12.14	30.9.14	31.12.14	30.9.14	31.12.14	30.9.14	31.12.14	30.9.14	31.12.14	30.9.14	31.12.14	30.9.14	31.12.14	30.9.14
Risk-weighted assets (phase-in)[1]	25.8	25.5	21.9	22.1	34.4	36.3	3.9	3.8	67.0	62.2	32.2	30.7	35.7	42.1
of which: credit risk	12.3	12.4	8.7	8.8	31.4	32.5	3.0	3.0	35.0	36.2	5.3	6.2	12.8	19.0
of which: market risk	0.0	0.0	1.0	1.0	0.0	0.0	0.0	0.0	13.6	10.3	(1.8)[2]	(2.5)[2]	3.6	4.7
of which: operational risk	12.9	12.9	11.9	12.3	1.6	3.7	0.8	0.9	18.1	15.7	12.2	12.5	19.3	18.4
Leverage ratio denominator (phase-in)[3]	138.3	134.5	63.3	58.6	165.9	166.2	14.9	14.6	288.3	275.1	240.8	232.9	93.4	105.5
Risk-based capital[4]	1.3	1.5	1.1	1.3	3.0	4.1	0.3	0.6	6.8	6.6	13.4	12.7	3.6	4.3
Average tangible attributed equity	2.8	2.7	2.1	2.1	4.0	4.1	0.5	0.5	7.4	7.3	12.3	12.1	4.0	4.6
Total assets	127.6	126.1	56.0	52.5	143.7	144.1	15.2	14.9	292.8	282.3	257.8	254.9	169.8	174.6
Operating profit/(loss) before tax (adjusted)[5]	0.7	0.8	0.2	0.2	0.4	0.4	0.1	0.2	0.4	(1.2)	(0.5)	(0.2)	(0.7)	(0.6)

1   Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    2   Negative market risk numbers are due to the diversification effect allocated to CC – Core Functions.    3  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.    4  Refer to “Statistical measures” in the “Risk management and control” section of our Annual Report 2013 for more information on risk-based capital.    5   Adjusted results are non-GAAP financial measures as defined by SEC Regulations. Refer to the table “Adjusted results” in the “Group performance” section of this report for more information.

58

Risk and treasury management

Credit risk – internal risk view

Except where stated otherwise, the exposures detailed in this section are based on our internal management view of credit risk, which differs in certain respects from the measurement requirements of IFRS.

Banking products

Gross banking products exposures decreased by CHF 3 billion to CHF 497 billion over the quarter. The proportion of this exposure related to loans increased by CHF 7 billion to CHF 316 billion, partly due to the strengthening of the US dollar versus the Swiss franc. The majority of our loan exposures are within our Retail & Corporate and wealth management businesses and are secured by residential and commercial properties or by securities. The increase in loans was offset by a reduction in balances with central banks and a lower level of temporary loan underwriting commitments outstanding at the end of the quarter. Net credit loss expenses for the quarter were CHF 60 million, mainly driven by new and increased impairments in Retail & Corporate.

In response to the steep decline in the oil price at the end of the quarter, which has continued into 2015, we have reduced the collateral lending values of energy-related securities in our Lombard business and are closely monitoring our exposures that could be adversely impacted by this decline. Overall, we have not identified material concerns within our credit portfolios arising from declining oil prices, although we have some temporary energy-related lending in the Investment Bank which is intended for syndication and classified as held for trading.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2013 for more information on credit risk, impairment and default

Gross banking products exposure within Wealth Management was broadly unchanged over the quarter.

In Wealth Management Americas, credit exposures increased through moderate growth in lending along with a strengthening of the USD. We continued to actively manage down our total net lending exposure collateralized by Puerto Rico municipal securities and closed-end funds, reducing it by USD 67 million to USD 427 million as of 31 December 2014. The associated collateral had a market value of USD 1.5 billion as of 31 December 2014. Impairments related to these exposures were unchanged at USD 24 million. Secondary trading inventory in closed-end funds and Puerto Rico debt securities was reduced from USD 23 million to USD 7 million as of 31 December 2014.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2013 for more information on our exposures to Puerto Rico municipal securities and associated closed-end funds

The overall size and composition of our Swiss mortgage portfolio in Retail & Corporate and Wealth Management, and the distribution of exposures across loan-to-value (LTV) buckets, was consistent with the position as of 30 September 2014. Average LTV for newly originated loans was 58% compared with the average LTV for the portfolio as a whole of 54%, broadly unchanged compared with the prior quarter. In the Swiss residential mortgage loan book, over 99.8% of the aggregate amount of loans would continue to be covered by the real estate collateral even if the value assigned to that collateral were to decrease by 20%, and 98.7% would remain covered if collateral values decreased by 30%, both of which were unchanged compared with the prior quarter.

Our Swiss corporate lending portfolio consists of loans to multinational and domestic counterparties. Although this portfolio is well diversified across industries, these Swiss counterparties are, in general, highly reliant on the domestic economy and the economies to which they export, in particular the EU and the US. In addition, the EUR/CHF exchange rate is an important risk factor for Swiss corporates. On 15 January 2015, the Swiss National Bank (SNB) discontinued the minimum targeted exchange rate for the Swiss franc versus the euro, which had been in place since September 2011, allowing the Swiss franc to strengthen. Given the reliance of the Swiss economy on exports, the stronger Swiss franc may have a negative impact on the Swiss economy, which could impact some of the counterparties within our domestic lending portfolio and lead to an increase in the level of credit loss expenses in future periods.

è	Refer to the “Recent developments” section of this report for more information on the impact of Swiss National Bank actions effective January 2015

Net credit loss expenses in Retail & Corporate were CHF 66 million in the fourth quarter, with the majority related to two corporate clients, compared with CHF 33 million in the prior quarter.

Banking products exposure in the Investment Bank decreased by CHF 3 billion over the quarter, due to a lower level of temporary loan underwriting commitments outstanding at the end of the quarter.

Traded products

Credit exposure arising from traded products, after reflecting the effects of master netting agreements, but before deduction of specific credit valuation adjustments and credit hedges, was CHF 49 billion, unchanged from the previous quarter. OTC derivatives accounted for CHF 28 billion of the traded products exposure, the majority of which were in Corporate Center – Non-core and Legacy Portfolio and the Investment Bank and were predominantly with investment grade counterparties. As counterparty risk for traded products exposure is managed at a counterparty level, no split between exposures in the Investment Bank and those in the Non-core and Legacy Portfolio is provided. A further CHF 12 billion of traded products exposure relates to securities financing transactions, primarily within the Investment Bank and Corporate Center – Core Functions, a decline of CHF 2 billion compared with the prior quarter. The remaining CHF 9 billion of exposure relates to exchange-traded derivatives, largely within the Investment Bank, which increased by CHF 1 billion over the quarter.

59

Risk management and control

Banking products by business division

	31.12.14
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Core Functions	CC – Non-core	CC – Legacy Portfolio	Group
Balances with central banks	320	0	0	0	76	101,907	0	0	102,303
Due from banks	1,326	2,074	1,773	566	9,272	2,976	137	0	18,123
Loans[1]	112,701	44,356	137,417	364	15,688	5,322	142	57	316,046
Guarantees	2,021	756	8,670	0	6,501	11	234	0	18,193
Loan commitments	1,960	293	8,352	0	28,308	0	3,445	9	42,367
Banking products[2]	118,328	47,480	156,211	930	59,845	110,215	3,958	66	497,033
Banking products, net[3]	118,257	47,453	155,608	930	50,986	110,215	2,562	60	486,071

	30.9.14
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Core Functions	CC – Non-core	CC – Legacy Portfolio	Group
Balances with central banks	355	0	0	0	111	107,124	0	0	107,590
Due from banks	1,369	1,750	1,989	490	10,224	3,171	121	150	19,264
Loans[1]	111,665	41,387	137,963	202	14,494	3,178	215	167	309,271
Guarantees	1,960	652	9,067	0	6,267	13	250	0	18,208
Loan commitments	2,012	270	7,199	53	32,074	1	4,014	9	45,630
Banking products[2]	117,361	44,059	156,218	745	63,170	113,486	4,599	326	499,964
Banking products, net[3]	117,296	44,031	155,670	745	54,217	113,486	3,025	321	488,790

1  Does not include reclassified securities and similar acquired securities in our Legacy Portfolio.    2  Excludes loans designated at fair value.    3  Net of allowances, provisions and hedges.

Wealth Management: loan portfolio, gross

	31.12.14		30.9.14
	CHF million	%	CHF million	%
Secured by residential property	36,018	32.0	35,555	31.8
Secured by commercial/industrial property	2,205	2.0	2,190	2.0
Secured by cash	13,354	11.8	13,249	11.9
Secured by securities	49,464	43.9	49,606	44.4
Secured by guarantees and other collateral	11,147	9.9	10,607	9.5
Unsecured loans	514	0.5	459	0.4
Total loans, gross	112,701	100.0	111,665	100.0
Total loans, net of allowances and credit hedges	112,631		111,600

Wealth Management Americas: loan portfolio, gross

	31.12.14		30.9.14
	CHF million	%	CHF million	%
Secured by residential property	7,558	17.0	6,981	16.9
Secured by commercial/industrial property
Secured by cash	796	1.8	853	2.1
Secured by securities	33,983	76.6	31,715	76.6
Secured by guarantees and other collateral	1,746	3.9	1,617	3.9
Unsecured loans[1]	274	0.6	219	0.5
Total loans, gross	44,356	100.0	41,387	100.0
Total loans, net of allowances and credit hedges	44,329		41,359

1  Includes credit card exposure.

60

Risk and treasury management

Retail & Corporate: loan portfolio, gross

	31.12.14		30.9.14
	CHF million	%	CHF million	%
Secured by residential property	99,839	72.7	100,091	72.5
Secured by commercial/industrial property	20,202	14.7	20,151	14.6
Secured by cash	163	0.1	297	0.2
Secured by securities	794	0.6	782	0.6
Secured by guarantees and other collateral	6,884	5.0	6,963	5.0
Unsecured loans	9,536	6.9	9,679	7.0
Total loans, gross	137,417	100.0	137,963	100.0
Total loans, net of allowances and credit hedges	136,848		137,449
Investment Bank: banking products[1]
CHF million			31.12.14	30.9.14
Total exposure, before deduction of allowances, provisions and hedges			51,744	54,127
Less: allowances, provisions			(19)	(44)
Less: credit protection bought (credit default swaps, notional)[2]			(8,835)	(8,889)
Net exposure after allowances, provisions and hedges			42,890	45,194

1  Risk view, excludes balances with central banks, internal risk adjustments and the vast majority of due from banks exposures.    2  The effect of portfolio hedges, such as index credit default swaps (CDS), and loss protection from the subordinated tranches of structured credit protection have not been reflected in this table.

Investment Bank: distribution of net banking products exposure, across internal UBS ratings and loss given default (LGD) buckets

CHF million, except where indicated	31.12.14						30.9.14
		LGD buckets				Weighted average LGD (%)	Exposure	Weighted average LGD (%)
Internal UBS rating[1]	Exposure	0–25%	26–50%	51–75%	76–100%
Investment grade	25,177	8,617	10,299	2,414	3,846	44	26,223	47
Sub-investment grade	17,713	12,555	4,637	226	296	19	18,971	23
of which: 6-9	11,951	8,772	2,814	212	153	19	12,339	22
of which: 10-12	5,647	3,711	1,784	14	138	21	6,494	24
of which: 13 and defaulted	115	72	38		5	23	138	29
Net banking products exposure, after application of credit hedges	42,890	21,172	14,936	2,640	4,142	34	45,194	37

1  The ratings of the major credit rating agencies, and their mapping to our internal rating masterscale, are shown in the table “Internal UBS rating scale and mapping of external ratings” in the “Risk, treasury and capital management” section of our Annual Report 2013.

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Allowances and provisions for credit losses1

	IFRS exposure, gross[2]		Impaired exposure, gross		Estimated liquidation proceeds of collateral		Allowances and provisions for credit losses[3]		Impairment ratio (%)
CHF million, except where indicated	31.12.14	30.9.14	31.12.14	30.9.14	31.12.14	30.9.14	31.12.14	30.9.14	31.12.14	30.9.14

Group
Balances with central banks	102,303	107,590
Due from banks	13,347	14,103	11	12			13	13	0.1	0.1
Loans	316,452	310,973	1,192	1,159	180	221	695	638	0.4	0.4
Guarantees	17,694	18,171	180	87	1	2	23	69	1.0	0.5
Loan commitments	50,688	52,451	7	6		0			0.0	0.0
Total	500,483	503,288	1,391	1,263	181	223	731	720	0.3	0.3

Wealth Management
Balances with central banks	320	355
Due from banks	1,326	1,369
Loans	112,701	111,665	81	69	3	4	70	65	0.1	0.1
Guarantees	2,021	1,960					1	1
Loan commitments	1,960	2,012
Total	118,328	117,361	81	69	3	4	70	65	0.1	0.1

Wealth Management Americas
Balances with central banks	0	0
Due from banks	2,074	1,750
Loans	44,356	41,387	26	31		2	27	28	0.1	0.1
Guarantees	756	652
Loan commitments	293	270
Total	47,480	44,059	26	31	0	2	27	28	0.1	0.1

Retail & Corporate
Balances with central banks	0	0
Due from banks	1,773	1,989	11	12			13	13	0.6	0.6
Loans	137,417	137,963	1,035	940	176	161	568	514	0.8	0.7
Guarantees	8,670	9,067	180	40	1	2	23	21	2.1	0.4
Loan commitments	8,352	7,199	5	6		0			0.1	0.1
Total	156,211	156,218	1,231	997	178	163	603	547	0.8	0.6

Global Asset Management
Balances with central banks	0	0
Due from banks	566	490
Loans	364	202
Guarantees	0	0
Loan commitments	0	53
Total	930	745	0	0	0	0	0	0	0.0	0.0

1  Excludes CHF 4 million allowances for securities financing (30 September 2014: CHF 4 million).    2  The measurement requirements of IFRS differ in certain respects from our internal management view of credit risk.    3  Includes CHF 8 million (30 September 2014: CHF 7 million) in collective loan loss allowances for credit losses.

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Risk and treasury management

Allowances and provisions for credit losses1 (continued)

	IFRS exposure, gross[2]		Impaired exposure, gross		Estimated liquidation proceeds of collateral		Allowances and provisions for credit losses[3]		Impairment ratio (%)
CHF million, except where indicated	31.12.14	30.9.14	31.12.14	30.9.14	31.12.14	30.9.14	31.12.14	30.9.14	31.12.14	30.9.14

Investment Bank
Balances with central banks	76	111
Due from banks	4,505	4,979
Loans	12,033	11,681	38	40			24	17	0.3	0.3
Guarantees	5,902	6,164		47				47		0.8
Loan commitments	36,333	38,369	2						0.0
Total	58,848	61,304	41	87	0	0	24	64	0.1	0.1

Corporate Center – Core Functions
Balances with central banks	101,907	107,124
Due from banks	2,976	3,171
Loans	5,322	3,178					0	0
Guarantees	11	13
Loan commitments	0	1
Total	110,215	113,486	0	0	0	0	0	0	0.0	0.0

Group, excluding CC – Non-core and Legacy Portfolio
Balances with central banks	102,303	107,590
Due from banks	13,220	13,748	11	12			13	13	0.1	0.1
Loans	312,192	306,075	1,180	1,080	180	168	689	623	0.4	0.4
Guarantees	17,359	17,856	180	87	1	2	23	69	1.0	0.5
Loan commitments	46,938	47,902	7	6		0			0.0	0.0
Total	492,012	493,172	1,379	1,184	181	170	725	705	0.3	0.2

CC – Non-core
Balances with central banks	0	0
Due from banks	1	92
Loans	761	810		11			0	7		1.3
Guarantees	233	208
Loan commitments	3,689	4,500
Total	4,685	5,610	0	11	0	0	0	7	0.0	0.2

CC – Legacy Portfolio
Balances with central banks	0	0
Due from banks	125	263
Loans	3,500	4,088	12	68		53	6	8	0.3	1.7
Guarantees	101	107
Loan commitments	60	48
Total	3,786	4,506	12	68	0	53	6	8	0.3	1.5

1  Excludes CHF 4 million allowances for securities financing (30 September 2014: CHF 4 million).    2  The measurement requirements of IFRS differ in certain respects from our internal management view of credit risk.    3  Includes CHF 8 million (30 September 2014: CHF 7 million) in collective loan loss allowances for credit losses.

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Investment Bank and CC – Non-core and Legacy Portfolio: OTC derivatives exposure1

CHF million	31.12.14	30.9.14
Total exposure, before deduction of credit valuation adjustments, provisions and hedges	20,612	20,359
Less: credit valuation adjustments and provisions	(664)	(637)
Less: credit protection bought (credit default swaps, notional)	(994)	(960)
Net exposure after credit valuation adjustments, provisions and hedges	18,953	18,762

1  Net replacement value includes the impact of netting agreements (including cash collateral) in accordance with Swiss federal banking law.

Investment Bank and CC – Non-Core and Legacy Portfolio: distribution of net OTC derivatives exposure,

across internal UBS ratings and loss given default (LGD) buckets

CHF million, except where indicated	31.12.14						30.9.14
	Exposure	LGD buckets				Weighted average LGD (%)	Exposure	Weighted average LGD (%)
Internal UBS rating[1]		0–25%	26–50%	51–75%	76–100%
Investment grade	18,040	6,291	10,682	728	340	29	17,826	29
Sub-investment grade	913	209	589	14	101	38	936	41
of which: 6–9	445	171	180	13	81	39	465	33
of which: 10–12	114	38	69	0	6	31	77	32
of which: 13 and defaulted	355	0	339	1	14	39	394	52
Net exposure after credit valuation adjustments, provisions and hedges	18,953	6,500	11,270	743	441	30	18,762	29

1  The ratings of the major credit rating agencies, and their mapping to our internal rating masterscale, are shown in the table “Internal UBS rating scale and mapping of external ratings” in the “Risk, treasury and capital management” section of our Annual Report 2013.

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Market risk

The tables on the next page show minimum, maximum, average and period-end management value-at-risk (VaR) by business division and Corporate Center and by general market risk type. This is followed by similar statistics for regulatory VaR, stressed VaR, incremental risk charge (IRC) and the comprehensive risk measure (CRM) metrics used to calculate market risk Basel III RWA.

Market risk, measured as 1-day, 95% confidence level management VaR continues to be managed at low levels, with average VaR remaining relatively stable versus the prior quarter. With management VaR at such low levels, the measure is relatively volatile, being affected by sizable client trades such as equity block transactions, the effect of which can be seen in the maximum VaR for the period.

Regulatory VaR and stressed VaR exhibit a similar pattern to management VaR, with variability reflected in the maximum levels reported being more pronounced due to the 10-day holding period used.

There were two group VaR backtesting exceptions in the 12 months preceding the end of the quarter, both of which occurred in early December. The trading losses causing the exceptions were primarily driven by dislocation in the Chinese equity markets due to the launch of the mutual market access scheme, as a result of which China exchange-traded funds (ETF) began trading at a discount to their net asset value (NAV), a situation which was exacerbated by the one-hour time difference between the market close in Hong Kong, where the ETF are valued, and in China, where the NAV are valued. The ETF-NAV basis will be incorporated within our risks-not-in-VaR (RniV) framework in 2015. One of the exceptions was also driven by other market moves outside of the 1-day 99% confidence interval, which, statistically, can be expected to occur two to three times per year.

We have a long established framework to identify and quantify risk factors that are not fully captured by our VaR model. We refer to these risk factors as RniV. Since late 2012, this framework has been used to underpin RniV with regulatory capital, using a methodology approved by FINMA, and calculated as a multiple of regulatory VaR and stressed VaR. As part of our ongoing initiatives to include RniV in our VaR model, we extended our VaR model in the fourth quarter to better capture certain risk factors, thereby removing the related portion of the RniV add-on. As a result, we agreed a new calibration with FINMA, with RniV VaR capital set at 105% of VaR, and RniV stressed VaR capital set at 92% of stressed VaR capital, compared with prior ratios of 117% and 97%, respectively. RniV stressed VaR capital continues to be floored at RniV VaR capital.

IRC for the Group increased at quarter-end, as a number of residual single name credit default swap (CDS) positions in Corporate Center – Non-core’s correlation trading portfolio matured, reducing diversification benefits in the calculation. As these CDS positions were scheduled to mature in 2014, they were not included in the risk transfers executed in the second quarter to substantially exit the correlation trading portfolio market risk, but were part of the remaining correlation trading portfolio positions migrated from CRM to IRC at that time.

The resulting RWA for each of these market risk models, and for RniV, are shown in the table “Basel III risk-weighted assets by risk type, exposure and reporting segment” in the “Capital management” section of this report.

è

Refer to the “Risk, treasury and capital management” section of our Annual Report 2013 for more information on market risk measures and the derivation of market risk Basel III RWA from the results of the models

Interest rate risk in the banking book

As of 31 December 2014, the interest rate sensitivity to a +1-basis-point parallel shift in yield curves was negative CHF 0.7 million compared with CHF 1.6 million as of 30 September 2014. The change in sensitivity was mainly attributable to a decrease of CHF 2.0 million in Wealth Management America’s interest rate sensitivity, which primarily stemmed from a shorter modeled deposit duration, partially driven by changes in the US dollar yield curve over the quarter. Due to the low level of interest rates, downward moves by 100/200 basis points are floored to ensure that the resulting interest rates are not negative. This effect results in non-linear behavior of the sensitivity, in particular in US dollar when combined with prepayment risk on US mortgages and related products.

è	Refer to “Interest rate risk in the banking book” in the “Risk, treasury and capital management” section of our Annual Report 2013 for more information

65

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Management value-at-risk (1-day, 95% confidence, 5 years of historical data) by business division and

Corporate Center and general market risk type1

	For the quarter ended 31.12.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				6	7	6	2	1
		Max.			18	11	11	8	2
			Average		10	9	8	4	2
				31.12.14	14	8	7	4	1
Total management VaR, Group	10	23	15	17	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	0	1	0	1	0	1	1	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	9	19	13	17	10	7	5	3	2
Corporate Center – Core Functions	3	7	5	5	0	4	0	1	0
Diversification effect[2], [3]			(4)	(5)	0	(4)	(1)	0	0
Group, excluding CC – Non-core and Legacy Portfolio	10	21	14	17	10	8	5	4	2
CC – Non-core and Legacy Portfolio	6	8	7	6	1	5	5	2	0
	For the quarter ended 30.9.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				5	8	7	2	1
		Max.			24	11	10	7	2
			Average		9	9	9	4	2
				30.9.14	21	10	9	6	2
Total management VaR, Group	10	23	13	22	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	0	1	1	1	0	1	2	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	7	22	11	20	9	6	5	4	2
Corporate Center – Core Functions	4	7	5	5	0	5	0	1	0
Diversification effect[2], [3]			(5)	(5)	0	(4)	(1)	0	0
Group, excluding CC – Non-core and Legacy Portfolio	8	23	12	20	9	8	6	4	2
CC – Non-core and Legacy Portfolio	7	9	8	8	1	6	5	1	0
1  Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2  Difference between the sum of the standalone VaRs for the business divisions and the “Corporate Center – Core Functions” shown and the VaR for the “Group, excluding CC – Non-core and Legacy Portfolio” as a whole.    3  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

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Regulatory value-at-risk (10-day, 99% confidence, 5 years of historical data) by business division and Corporate Center and general market risk type1

	For the quarter ended 31.12.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				26	19	32	7	7
		Max.			60	45	58	58	32
			Average		37	25	40	25	16
				31.12.14	46	22	34	24	7
Total regulatory VaR, Group	31	104	57	60	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	4	7	5	6	0	6	5	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	29	87	51	57	37	25	27	24	12
Corporate Center – Core Functions	15	35	19	19	0	18	2	4	0
Diversification effect[2,3]			(21)	(24)	0	(21)	(5)	(3)	0
Group, excluding CC – Non-core and Legacy Portfolio	29	91	54	58	37	28	28	25	12
CC – Non-core and Legacy Portfolio	15	37	20	16	0	11	17	7	7
	For the quarter ended 30.9.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				23	19	38	10	7
		Max.			49	34	69	59	22
			Average		31	27	49	28	11
				30.9.14	49	31	46	36	22
Total regulatory VaR, Group	34	87	50	87	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	4	6	5	5	0	5	6	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	30	79	46	74	31	25	35	26	11
Corporate Center – Core Functions	14	23	18	18	0	18	2	3	0
Diversification effect[2,3]			(19)	(19)	0	(17)	(5)	(2)	0
Group, excluding CC – Non-core and Legacy Portfolio	33	83	49	78	31	31	37	27	11
CC – Non-core and Legacy Portfolio	21	38	25	31	2	18	17	7	0

1  Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2   Difference between the sum of the standalone VaRs for the business divisions and the “Corporate Center – Core Functions” shown and the VaR for the “Group, excluding CC – Non-core and Legacy Portfolio” as a whole.    3  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

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Risk management and control

Stressed value-at-risk (10-day, 99% confidence, historical data from 1 January 2007 to present) by business division and Corporate Center and general market risk type1

	For the quarter ended 31.12.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				54	18	84	22	16
		Max.			348	82	203	130	84
			Average		88	42	125	49	39
				31.12.14	103	32	98	45	16
Total stressed VaR, Group	67	373	117	105	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	9	17	13	15	0	10	17	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	64	381	109	101	88	46	71	48	33
Corporate Center – Core Functions	31	66	46	44	0	44	6	7	0
Diversification effect[2,3]			(54)	(58)	0	(46)	(9)	(6)	0
Group, excluding CC – Non-core and Legacy Portfolio	65	390	113	102	88	53	86	50	33
CC – Non-core and Legacy Portfolio	23	73	31	30	0	19	45	15	12
	For the quarter ended 30.9.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				56	25	100	19	12
		Max.			106	98	233	105	61
			Average		71	56	158	56	26
				30.9.14	72	59	145	68	61
Total stressed VaR, Group	63	234	92	216	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	12	19	14	14	0	9	20	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	59	179	84	143	70	40	107	54	26
Corporate Center – Core Functions	35	54	48	53	0	46	5	5	0
Diversification effect[2,3]			(59)	(49)	0	(49)	(9)	(4)	0
Group, excluding CC – Non-core and Legacy Portfolio	60	198	87	161	70	46	123	55	26
CC – Non-core and Legacy Portfolio	27	110	51	75	9	38	47	12	0

1  Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2  Difference between the sum of the standalone VaRs for the business divisions and the “Corporate Center – Core Functions” shown and the VaR for the “Group, excluding CC – Non-core and Legacy Portfolio” as a whole.    3  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

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Risk and treasury management

Incremental risk charge by business division and Corporate Center

	For the quarter ended 31.12.14				For the quarter ended 30.9.14
CHF million	Min.	Max.	Average	31.12.14	Min.	Max.	Average	30.9.14
Wealth Management
Wealth Management Americas	11	28	19	27	13	25	17	23
Retail & Corporate
Global Asset Management
Investment Bank	130	197	163	197	140	300	210	199
Corporate Center – Core Functions	108	158	138	108	132	165	144	155
Diversification effect[1,2]			(95)	(83)			(106)	(117)
Group, excluding CC – Non-core and Legacy Portfolio	192	251	225	249	198	345	265	260
CC – Non-core and Legacy Portfolio	46	79	69	46	52	92	68	67
Diversification effect[2,3]			(107)	(52)			(133)	(115)
Total incremental risk charge, Group	161	243	188	243	142	264	200	212

1  Difference between the sum of the standalone IRC for the business divisions and the “Corporate Center – Core Functions” shown and the IRC for the “Group, excluding CC – Non-core and Legacy Portfolio” as a whole.    2  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.    3  Difference between the sum of the two standalone IRC for “Group, excluding CC – Non-core and Legacy Portfolio” and the “CC – Non-core and Legacy Portfolio” and the IRC for the Group as a whole.

Comprehensive risk measure, Group

	For the quarter ended 31.12.14				For the quarter ended 30.9.14
CHF million	Min.	Max.	Average	31.12.14	Min.	Max.	Average	30.9.14
Total comprehensive risk measure, Group	5	14	11	6	14	34	20	14

Interest rate sensitivity – banking book 1

	31.12.14
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(16.2)	(15.8)	(0.3)	(27.3)	(51.0)
EUR	72.1	66.0	(0.6)	(57.0)	(106.9)
GBP	(5.6)	(8.1)	0.2	23.0	46.3
USD	130.7	76.5	(0.2)	(21.0)	(52.8)
Other	1.8	(5.1)	0.2	17.7	36.0
Total impact on interest rate-sensitive banking book positions	182.7	113.5	(0.7)	(64.5)	(128.5)
of which: Wealth Management Americas	181.7	129.9	(0.5)	(48.5)	(110.6)
of which: Investment Bank	53.8	34.2	(0.5)	(52.2)	(111.4)
of which: Corporate Center – Core Functions	(37.3)	(44.3)	0.3	42.8	106.8
of which: CC – Non-core and Legacy Portfolio	(11.0)	(3.5)	(0.1)	(6.2)	(12.6)

	30.9.14
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(11.3)	2.3	(0.2)	(15.2)	(29.7)
EUR	75.5	61.2	(0.8)	(73.1)	(140.5)
GBP	(2.9)	(11.9)	0.2	20.9	42.9
USD	127.3	(14.2)	2.2	222.2	450.3
Other	(12.7)	(13.9)	0.1	11.3	23.4
Total impact on interest rate-sensitive banking book positions	175.8	23.4	1.6	166.2	346.3
of which: Wealth Management Americas	171.2	38.8	1.5	151.5	306.8
of which: Investment Bank	20.7	12.7	(0.2)	(13.6)	(27.4)
of which: Corporate Center – Core Functions	(18.8)	(31.0)	0.4	44.4	99.3
of which: CC – Non-core and Legacy Portfolio	6.9	5.5	(0.2)	(16.1)	(32.6)

1  Does not include interest rate sensitivities for credit valuation adjustments on monoline credit protection, US and non-US reference-linked notes. Also not included in the sensitivities as of 30 September 2014 are the interest rate sensitivities of our inventory of student loan auction rate securities, as from an economic perspective these exposures are not materially affected by parallel shifts in US dollar interest rates, holding other factors constant.

69

Risk management and control

Country risk

The mix of Western sanctions, combined with the decline in oil prices, has placed increasing pressure on Russia’s credit profile, as a result of which we have taken various risk limiting and mitigating actions during the fourth quarter, including reducing our country exposure limit, expanding requirements for credit officer approval, and reducing the lending values of Russian securities. Our direct net exposure to Russia was CHF 0.9 billion as of 31 December 2014, approximately half of which related to margin loans to Russian borrowers which are secured by global depository receipts issued by Russian companies.

Exposures to selected eurozone countries

Our exposure to peripheral European countries remains limited, but we nevertheless remain watchful regarding the potential broader implications of adverse developments in the eurozone. Consistent with our approach to report our exposures to eurozone countries rated lower than AAA/Aaa by at least one of the major rating agencies, Finland has been added to the table “Exposures to selected eurozone countries” following the downgrade of its credit rating by Standard & Poor’s from AAA to AA+ in October 2014.

è	Refer to “Country risk” in the “Risk, treasury and capital management” section of our Annual Report 2013 for information on our country risk framework and related exposure measures

Exposures to selected eurozone countries

CHF million	Total		Banking products (loans, guarantees, loan commitments)			Traded products (counterparty risk from derivatives and securities financing) after master net- ting agreements and net of collateral		Trading inventory (securities and potential benefits/ remaining exposure from derivatives)
31.12.14		Net of hedges[1]	Exposure before hedges	Net of hedges[1]	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer
France	7,842	7,227	1,294	876	486	1,470	1,274	5,078
Sovereign, agencies and central bank	5,174	5,053	70	70		218	97	4,886
Local governments	34	34	6	6		25	25	2
Banks	448	448	183	183		210	210	55
Other[2]	2,186	1,692	1,034	616		1,017	941	135
Netherlands	5,768	5,086	1,640	961	460	576	573	3,552
Sovereign, agencies and central bank	3,216	3,216	0	0		10	10	3,206
Local governments
Banks	593	593	91	91		299	299	203
Other[2]	1,959	1,277	1,548	870		267	263	144
Italy	2,200	1,594	1,232	708	569	510	428	458
Sovereign, agencies and central bank	115	43	42	42		73	1
Local governments	102	93				102	93
Banks	694	694	259	259		58	58	378
Other[2]	1,289	764	932	407		277	277	80
Finland	1,961	1,904	101	43	5	63	63	1,797
Sovereign, agencies and central bank	1,561	1,561						1,561
Local governments	3	3				1	1	1
Banks	281	281	5	5		52	52	225
Other[2]	116	59	96	38		11	11	10
Spain	1,587	1,305	441	159	104	211	211	935
Sovereign, agencies and central bank	21	21	20	20				1
Local governments	1	1				1	1	0
Banks	288	288	24	24		177	177	87
Other[2]	1,277	995	397	115		33	33	847

1   Not deducted from the “Net of hedges” exposures are total allowances and provisions for credit losses of CHF 51 million (of which: Malta CHF 37 million, Ireland CHF 6 million and France CHF 5 million).    2  Includes corporates, insurance companies and funds.

70

Risk and treasury management

Exposures to selected eurozone countries (continued)

CHF million	Total		Banking products (loans, guarantees, loan commitments)			Traded products (counterparty risk from derivatives and securities financing) after master net- ting agreements and net of collateral		Trading inventory (securities and potential benefits/ remaining exposure from derivatives)
31.12.14		Net of hedges[1]	Exposure before hedges	Net of hedges[1]	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer
Austria	859	690	34	34	18	233	65	592
Sovereign, agencies and central bank	598	430				170	1	429
Local governments	3	3						3
Banks	230	230	18	18		58	58	154
Other[2]	28	28	16	16		6	6	6
Ireland[3]	923	923	71	71	22	638	638	214
Sovereign, agencies and central bank	0	0				0	0
Local governments
Banks	75	75	22	22		22	22	31
Other[2]	848	848	49	49		616	616	183
Belgium	531	531	196	196	2	64	64	272
Sovereign, agencies and central bank	297	297				45	45	252
Local governments
Banks	180	180	163	163		5	5	12
Other[2]	54	54	33	33		14	14	7
Portugal	237	225	123	111	110	8	8	107
Sovereign, agencies and central bank
Local governments
Banks	6	6	2	2		0	0	4
Other[2]	231	219	120	108		7	7	103
Greece	13	13	6	6	5	0	0	7
Sovereign, agencies and central bank	0	0						0
Local governments
Banks	6	6	6	6				0
Other[2]	7	7	1	1		0	0	6
Other[4]	168	168	128	128	7	8	8	32

1  Not deducted from the “Net of hedges” exposures are total allowances and provisions for credit losses of CHF 51 million (of which: Malta CHF 37 million, Ireland CHF 6 million and France CHF 5 million).    2  Includes corporates, insurance companies and funds.    3  The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.    4  Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

Exposure from single-name credit default swaps referencing Greece, Italy, Ireland, Portugal or Spain (GIIPS)

									Net position
	Protection bought						Protection sold		(after application of counterparty master netting agreements)
CHF million			of which: counterparty domiciled in GIIPS country		of which: counterparty domicile is the same as the reference entity domicile
31.12.14	Notional	RV	Notional	RV	Notional	RV	Notional	RV	Buy notional	Sell notional	PRV	NRV
Greece	234	0	6	0	0	0	(262)	(7)	52	(80)	2	(8)
Italy	20,825	219	297	(1)	82	0	(18,820)	(415)	4,670	(2,665)	109	(305)
Ireland	1,298	(26)	12	0	0	0	(1,029)	20	690	(421)	13	(20)
Portugal	1,517	(28)	25	0	0	0	(1,537)	(3)	770	(790)	16	(47)
Spain	4,978	(99)	135	(1)	41	0	(4,356)	74	2,190	(1,568)	55	(81)
Total	28,852	65	475	(2)	123	(1)	(26,004)	(332)	8,371	(5,523)	195	(461)

71

Risk management and control

Operational risk

During the fourth quarter we continued to strengthen our capabilities across the Compliance & Operational Risk Control (C&ORC) function, working towards our goal of operating as a responsive and forward-thinking function in an increasingly complex industry.

We made further progress in enhancing the effectiveness of consequential risk management, the preventative and forward-looking control environment and use of data intelligence to detect significant emerging issues. Globally consistent approaches to C&ORC control and risk assessment processes were established, and we continued to improve the effectiveness of our interactions with our business stakeholders by publishing a revised C&ORC mandate that establishes clear accountability and prioritization as key components in the mitigation of risks.

Leveraging our existing methodologies and expertise, we have also made further progress towards the implementation of one global risk assessment framework used by both risk control and the business. The harmonized assessments use qualitative and quantitative data and adopt a new lens focusing on deeper assessments for areas of higher risk. Hence, they create a more holistic picture of the firm’s operational risk profile, provide standardized and consistent results to measure risk across regions and business areas and drive management actions and prioritization.

In order to further develop our approach to conduct risk, significant work has been invested in developing a consistent governance model, analysis of risk drivers, enhanced reporting, and an effective communications strategy.

Investments into enhanced investigative processes and data intelligence tools for monitoring and surveillance have continued and we have further developed our process-oriented view of the organization. This will allow us to view the operational risk landscape from an additional perspective and better understand the challenges the business is facing.

The parameters of our advanced measurement approach model used for the calculation of operational risk RWA were updated in the fourth quarter of 2014 due to historical losses related to litigation, regulatory and similar matters, which led to a CHF 2.1 billion increase in phase-in operational risk RWA.

è

Refer to “Swiss SRB Basel III capital information” in the “Capital management” section of this report for more information on the development of operational risk RWA during the quarter and on the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA

72

Risk and treasury management

Corporate Center – Non-core and Legacy Portfolio

During the fourth quarter, Non-core and Legacy Portfolio balance sheet assets declined by CHF 5 billion to CHF 170 billion, mainly reflecting CHF 2 billion lower positive replacement values (PRV), and CHF 2 billion lower funded assets.

Risk-weighted assets (RWA) for Non-core and Legacy Portfolio declined by CHF 6 billion to CHF 36 billion, and the Swiss systemically relevant banks (SRB) leverage ratio denominator decreased by CHF 13 billion to CHF 93 billion.

Non-core

Non-core balance sheet assets decreased by CHF 4 billion to CHF 151 billion during the fourth quarter, mainly due to CHF 3 billion lower PRV from our over-the-counter (OTC) rates and credit derivative exposures that make up the majority of our remaining Non-core portfolios. Within our credit portfolio, PRV decreased CHF 1 billion as we continued to derecognize, via novations to third parties, the back-to-back trades executed in the second quarter to exit the majority of the market risk of the correlation trading portfolio. The originally targeted novations are now complete. Within our rates portfolio, PRV decreased CHF 1 billion due to negotiated bilateral settlements (unwinds), third-party novations, including transfers to central clearing houses (trade migrations), and agreements to net down trades with other dealer counterparties (trade compressions), partially offset by PRV increases due to fair value changes following currency and interest rate movements, and to a lesser extent new trades from ongoing hedging activity. Rates reduction activity continues to be prioritized by comparing exit costs to RWA and capital consumption along with trade complexity in order to maximize shareholder value. Funded assets decreased by CHF 1 billion to CHF 3 billion compared with the third quarter. Remaining funded assets largely consist of corporate loans, bonds held to hedge OTC derivative positions and collateral held for structured note issuances. Funded assets and PRV classified as Level 3 in the fair value hierarchy totaled CHF 2 billion, or 1%, of total Non-core balance sheet assets as of 31 December 2014.

    Non-core RWA totaled CHF 16 billion as of 31 December 2014, a decrease of CHF 2 billion compared with 30 September 2014. The Swiss SRB leverage ratio denominator decreased by CHF 10 billion to CHF 77 billion compared with 30 September 2014.

è	Refer to “Corporate Center – Non-core and Legacy Portfolio” in the “Risk management and control” section of our Annual Report 2013 for more information on Corporate Center – Non-core

Legacy Portfolio

Legacy Portfolio balance sheet assets decreased by CHF 1 billion to CHF 19 billion in the fourth quarter. This was mainly due to sales of CMBS assets, used to hedge certain CDS contracts facing monolines that were terminated during the quarter, and CLO positions within the CDO portfolio, as well as the final exit from student loan auction rate securities. Funded assets and PRV classified as Level 3 in the fair value hierarchy totaled CHF 3 billion, or 15% of total Legacy Portfolio balance sheet assets as of 31 December 2014.

Legacy Portfolio RWA totaled CHF 19 billion as of 31 December 2014, a decrease of CHF 5 billion compared with 30 September 2014. The Swiss SRB leverage ratio denominator decreased by CHF 2 billion to CHF 17 billion compared with 30 September 2014.

è	Refer to “Corporate Center – Non-core and Legacy Portfolio” in the “Risk management and control” section of our Annual Report 2013 for more information on Corporate Center – Legacy Portfolio

An overview of the composition of Non-core and Legacy Portfolio is presented on the following pages. The groupings of positions by category and the order in which these are listed are not necessarily representative of the magnitude of the risks associated with them, nor do the metrics shown in the tables necessarily represent the risk measures used to manage and control these positions. For example, OTC derivatives trading is largely conducted on a collateralized basis and under bilateral International Swaps and Derivatives Association (ISDA) or ISDA-equivalent master netting agreements, which allow for the close-out and netting of PRV with negative replacement values in the event of default. The funded assets and PRV measures presented are intended to provide additional transparency regarding progress in the execution of our strategy to exit these positions. All positions are affected by market factors outside the control of UBS, such as currency and interest rate movements.

73

Corporate Center – Non-core and Legacy Portfolio

Composition of Non-core

CHF billion

Exposure category		Description	Changes in 4Q14	RWA[1]		Funded assets[2]		PRV[3]
				31.12.14	30.9.14	31.12.14	30.9.14	31.12.14	30.9.14
Rates	Linear OTC	Primarily vanilla interest rate, inflation, basis and cross-currency swaps for all major currencies and some emerging markets. 95% of gross PRV is collateralized.	Reduction in RWA due to decrease in PRV, mainly as a result of trade unwinds, trade compressions and transfers to central clearing houses, partially offset by currency and interest rate movements. Decrease in funded assets due to sale of collateral following unwind of structured note.	6.0	7.8	0.4	0.8	88.3	93.4
	Non-linear OTC	Vanilla and structured options. Over 95% of gross PRV is collateralized.	Increase in PRV mainly as a result of currency and interest rate movements, partly offset by trade unwinds and transfers to central clearing houses.	1.2	1.4	0.7	0.7	38.3	34.1
Credit	Structured credit	Tranches of structured credit products, liquid index tranches, credit-linked notes, index and single-name credit default swaps, structured entities and bond-repackaged notes with granular risk characteristics.	Reduction in RWA and PRV due to continued novation to third parties of the back-to-back risk transfers traded in the second quarter to exit the majority of the correlation trading portfolio. The originally targeted novations are now complete.	0.6	1.2	0.2	0.3	3.7	4.8
	Loans	Corporate lending and syndicated loans.	Decrease in RWA mainly driven by a reduction in undrawn loan commitments.	0.4	0.5	0.9	1.0	0.0	0.0
	Other	Primarily corporate bonds used for hedging OTC derivatives, residual distressed and equity positions.	No material movements during the quarter.	0.0	0.1	0.0	0.1	0.0	0.0
Other		Exposures to CVA and related hedging activity.	Decrease in RWA and PRV due to ongoing CVA hedging activity. Reduction in funded assets due to unwind of a collateralized financing transaction.	0.6	1.3	0.4	0.8	1.2	1.8
Operational risk		Operational risk RWA allocated to Non-core.	Increase in RWA mainly as the allocation of total Group operational risk RWA to Non-core increased.[4]	7.5	5.7	–	–	–	–
Total				16.4	18.1	2.7	3.7	131.6	134.2

1  Fully applied and phase-in Basel III RWA.    2  Funded assets are defined as total balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives (CHF 17.1 billion as of 31 December 2014 and CHF 17.4 billion as of 30 September 2014).    3  Positive replacement values (gross exposure excluding the impact of any counterparty netting).    4  Refer to the “Capital management” section of this report for more information.

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Risk and treasury management

Composition of Legacy Portfolio

CHF billion

Exposure category	Description	Changes in 4Q14	RWA[1]		Funded assets[2]		PRV[3]
			31.12.14	30.9.14	31.12.14	30.9.14	31.12.14	30.9.14
Collateralized debt obligations (CDO)	Includes ABS, RMBS, CDO, CMBS and CLO bonds as well as single-name credit default swap (CDS) trades referencing these asset classes.	Reduction in funded assets and RWA due to the sale of certain CMBS and CLO bond positions and positions that are subject to high credit rating-related risk weights.	1.3	2.5	1.1	1.9	0.2	0.3
Reference-linked notes (RLN)	RLN consist of a series of transactions, mainly issued in note form, whereby UBS purchased credit protection on a reference portfolio of fixed income assets, along with related cash bonds held for hedging purposes.	Reduction in RWA due to rebalancing and optimization of asset hedges.	0.9	1.7	1.3	1.5	0.4	0.4
Monolines	Primarily CDS protection purchased from monoline insurers to hedge specific positions. The majority of this exposure is hedged via single-name CDS.	Total fair value of CDS protection reduced following termination of certain CDS contracts, which also reduced RWA.	0.9	1.9	–	–	0.2	0.3
Real estate assets	Primarily CDS on ABS, ABX and CMBX[4] derivatives positions and CMBS cash bonds.	Reduction in RWA and funded assets due to sale of certain CMBS bonds.	0.7	1.1	0.1	0.3	0.3	0.3
Auction rate securities (ARS) and auction preferred stock (APS)	Portfolio of student loan and municipal ARS as well as APS. All APS were rated A and higher as of 31 December 2014.	Reduction in RWA and funded assets due to sale of the remaining student loan ARS positions.	0.9	1.4	3.0	3.3	–	–
Muni swaps and options	Swaps and options with US state and local governments.	Increase in PRV due to interest rate movements.	0.6	0.8	–	–	4.2	3.6
Other	Includes a number of smaller positions.	Increase in RWA following increase in PRV mainly due to currency rate movements.	2.3	1.9	3.0	3.1	3.9	3.4
Operational risk	Operational risk RWA allocated to Legacy Portfolio.	Decrease in RWA mainly as the allocation of total Group operational risk RWA to Legacy Portfolio decreased.[5]	11.8	12.7	–	–	–	–
Total			19.4	24.0	8.6	10.0	9.1	8.3

1  Fully applied and phase-in Basel III RWA    2  Funded assets are defined as total balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives (CHF 0.8 billion as of 31 December 2014 and CHF 1.0 billion as of 30 September 2014).    3  Positive replacement values (gross exposure excluding the impact of any counterparty netting).    4  Index of CMBS.    5  Refer to the “Capital management” section of this report for more information.

75

Balance sheet

Balance sheet

As of 31 December 2014, our balance sheet assets stood at CHF 1,062 billion, an increase of CHF 18 billion from 30 September 2014, mainly due to an increase in positive replacement values in the Investment Bank and currency effects resulting from the strengthening of the US dollar versus the Swiss franc. Funded assets, which represent total assets excluding positive replacement values and collateral delivered against over-the-counter derivatives, increased by CHF 7 billion to CHF 775 billion, also primarily resulting from currency effects. Excluding these currency effects, funded assets decreased by approximately CHF 7 billion.

Assets

Product category view

Positive replacement values (PRV) increased by CHF 9 billion, primarily reflecting fair value changes on interest rate contracts, in both Corporate Center – Non-core and Legacy Portfolio and the Investment Bank, mainly driven by downward shifts in yield curves and despite a reduction in related notional volumes. Trading portfolio assets increased by CHF 8 billion, largely due to an increase in equity instruments held by the Investment Bank. Lending assets increased CHF 4 billion, mainly in Wealth Management Americas and primarily due to currency effects. Financial investments available-for-sale and other assets were broadly unchanged.

These increases were partly offset by a CHF 5 billion reduction in cash and balances with central banks within Group Treasury in Corporate Center – Core Functions, mainly as we reduced our short-term debt outstanding. Collateral trading assets, which consist of reverse repurchase agreements and cash collateral on securities borrowed, were lower by CHF 2 billion, primarily in the Investment Bank.

è	Refer to the “Balance sheet” and Notes 10 and 11 in the “Financial information” section of this report for more information

Divisional view

Investment Bank total assets increased by CHF 14 billion to CHF 292 billion, primarily within our foreign exchange, rates and credit businesses and mainly due to fair value changes on both foreign exchange and interest rate derivatives, primarily resulting from currency movements and downward shifts in yield curves, respectively. Investment Bank funded assets increased by CHF 2 billion to CHF 171 billion and remained within the CHF 200 billion limit.

76

Risk and treasury management

Total assets and funded assets

	31.12.14					30.9.14
CHF billion	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Other business divisions	UBS	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Other business divisions	UBS
Total assets	292	258	170	343	1,062	278	255	175	338	1,045
Less: positive replacement values	(109)	0	(141)	(7)	(257)	(99)	0	(143)	(6)	(248)
Less: collateral delivered against OTC derivatives[1]	(12)	0	(18)	0	(31)	(11)	0	(18)	0	(30)
Funded assets	171	257	11	336	775	168	255	14	331	768

1  Mainly consists of cash collateral receivables on derivative instruments and reverse repurchase agreements.

The increase during the quarter was mainly due to currency effects. Excluding these, funded assets decreased by approximately CHF 2 billion. Corporate Center – Core Functions assets increased by CHF 3 billion to CHF 258 billion, primarily reflecting higher collateral trading balances. The overall size of our multi-currency portfolio of unencumbered, high-quality, liquid assets managed centrally by Group Treasury, a majority of which are short-term, was broadly unchanged.

Non-core and Legacy Portfolio total assets decreased by CHF 5 billion to CHF 170 billion. PRV were down CHF 2 billion, mainly as we continued to derecognize, via novations to third parties, the back-to-back trades executed in the second quarter to exit the majority of the market risk of the correlation trading portfolio. PRV also decreased due to negotiated bilateral settlements, third-party novations, including transfers to central clearing houses, and agreements to net down trades with other dealer counterparties, partially offset by PRV increases due to fair value changes following currency and interest rate movements, and to a lesser extent new trades from ongoing hedging activity. Funded assets decreased by CHF 2 billion to CHF 11 billion, primarily due to reductions in trading portfolio assets due to sales of CMBS assets, used to hedge certain CDS contracts facing monolines that were terminated during the quarter, and CLO positions within the CDO portfolio, as well as the final exit from student loan auction rate securities.

Wealth Management Americas total assets increased by CHF 4 billion, primarily due to higher lending assets, mainly due to currency effects. Wealth Management, Retail & Corporate and Global Asset Management total assets were broadly unchanged at CHF 128 billion, CHF 144 billion and CHF 15 billion, respectively.

è	Refer to “Corporate Center – Non-core and Legacy Portfolio” within the “Risk management and control” section of this report for more information

77

Balance sheet

Liabilities

Total liabilities increased by CHF 16 billion to CHF 1,008 billion. Negative replacement values increased by CHF 10 billion, largely in line with the abovementioned increase in PRV. Customer deposits increased by CHF 8 billion, primarily in Wealth Management Americas, reflecting currency effects and increased deposits from private customers. Other liabilities increased CHF 4 billion, mainly due to an increase in cash collateral payables on derivative instruments. Long-term debt outstanding, which consists of financial liabilities designated at fair value and long-term debt issued, increased by CHF 3 billion, primarily within our foreign exchange, rates and credit businesses as the Investment Bank issued new extendible money market certificates which are held at fair value, partly offset by the maturity of a EUR 2 billion covered bond.

These increases were partly offset by an CHF 8 billion reduction in short-term borrowings, which include short-term debt issued and interbank borrowing, primarily reflecting net maturities of both certificates of deposit and commercial paper. Collateral trading liabilities were also lower by CHF 2 billion, largely in line with the abovementioned reduction in collateral trading assets.

è	Refer to the “Liquidity and funding management” section of this report for more information
è	Refer to the “Balance sheet” and Notes 10 through 12 in the “Financial information” section of this report for more information

Equity

Equity attributable to UBS Group AG shareholders decreased by CHF 107 million to CHF 50,716 million, mainly due to the effect of establishment of UBS Group AG, which resulted in a net reduction in equity attributable to UBS Group AG shareholders of CHF 1,666 million, reflecting non-controlling interests in UBS AG shares as of 31 December 2014.

Total comprehensive income attributable to UBS Group AG shareholders was CHF 1,331 million, reflecting the net profit attributable to UBS Group AG shareholders of CHF 963 million and other comprehensive income (OCI) attributable to UBS Group AG shareholders of CHF 368 million (net of tax). Fourth quarter OCI included foreign currency translation gains of CHF 687 million and positive OCI related to cash flow hedges and financial investments available-for-sale of CHF 254 million and CHF 79 million, respectively, partly offset by net losses on defined benefit plans of CHF 652 million.

Employee share-based compensation increased share premium by CHF 209 million, mainly due to the amortization of deferred equity compensation awards.

è	Refer to the “The new legal structure of UBS Group” section for more information on the establishment of UBS Group AG
è

Refer to the “Statement of changes in equity” in the “Financial information” section and to “Total comprehensive income attributable to UBS Group AG shareholders: 4Q14 vs 3Q14” in the “Group performance” section of this report for more information

Intra-quarter balances

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions fluctuate in the ordinary course of business and may differ from quarter-end positions.

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Risk and treasury management

Liquidity and funding management

Our liquidity and funding position remained strong during the fourth quarter of 2014. We did not issue any benchmark public bonds during the quarter, while several instruments in an amount equivalent to CHF 2.8 billion matured. Swiss SRB rules require UBS to maintain an LCR of at least 100% as of 1 January 2015 and to disclose actual LCR ratios on a quarterly basis from the first quarter of 2015 onwards.

Strategy and objectives

We manage our liquidity and funding risk with the overall objective of optimizing the value of our business franchise across a broad range of market conditions and in consideration of current and future regulatory requirements. In line with our strategy to reduce our balance sheet assets, we intend to generate capacity within our liquidity and funding positions. We employ a number of measures to monitor our liquidity and funding positions under normal and stressed conditions. In particular, we use stress scenarios to apply behavioral adjustments to our balance sheet and calibrate the results from these internal stress models with external measures, primarily the evolving regulatory requirements for the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR).

Liquidity

Our funding diversification and global scope help protect our liquidity position in the event of a crisis. Our contingent funding sources include a large, multi-currency portfolio of unencumbered, high-quality, liquid assets, a majority of which are short-term, managed centrally by Group Treasury, as well as available and unutilized liquidity facilities at several major central banks, and contingent reductions of liquid trading portfolio assets. We regularly assess and test all material, known and expected cash flows, as well as the level and availability of high-grade collateral that could be used to raise additional funding if required.

Pro-forma liquidity coverage ratio (LCR)

CHF billion, except where indicated	31.12.14	30.9.14
Cash outflows	240	227
Cash inflows	88	87
Net cash outflows	152	140
Liquidity asset buffer	188	179
Regulatory LCR (%)	123	128
Additional contingent funding sources[1]	56	54
Management LCR (%)	160	167

1  Additional contingent funding sources including dedicated local liquidity reserves and additional unutilized borrowing capacity.

Pro-forma liquidity asset buffer

	31.12.14			30.9.14
CHF billion	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash and balances with central banks	102	0	102	107	0	107
Due from banks[1]	0	0	0	0	0	0
Financial investments available-for-sale	34	6	39	29	11	40
of which: government bills/bonds	22	0	22	23	0	23
of which: corporate bonds and municipal bonds, including bonds issued by financial institutions	12	6	17	6	11	17
Reverse repurchase agreements	6	0	6	0	3	3
Central bank pledges[2]	33	8	40	22	7	29
Total	175	13	188	158	21	179

1  Term receivable from central bank    2  Mainly reflects assets received as collateral under reverse repurchase and securities borrowing arrangements, which are not recognized on the balance sheet, and which have subsequently been pledged to central banks.

79

Liquidity and funding management

Liquidity coverage ratio (LCR)

The LCR provides banks with a measurement intended to ensure that they hold enough highly liquid assets to survive short-term (30-day) severe general market and firm-specific stress. The Bank for International Settlements future minimum regulatory requirement is an LCR of at least 100% as of 2019. However, based on the Swiss Liquidity Ordinance and FINMA’s circular “Liquidity risks – banks,” as revised in June and July 2014 respectively, as a Swiss systemically relevant bank, we will have to maintain an LCR of at least 100% from 1 January 2015 and to disclose actual LCR ratios on a quarterly basis from the first quarter of 2015 onwards. The first disclosure based on the FINMA LCR will be published in our first quarter 2015 report. The pro-forma LCR calculation for December 2014 and September 2014 is based on the latest FINMA guidance and reflects the revisions to the Swiss Liquidity Ordinance and the FINMA circular “Liquidity risks – banks.”

As of 31 December 2014, our estimated pro-forma regulatory LCR stood at 123%, a decrease from 128% as of 30 September 2014, mainly due to an increase in cash outflows related to a rise in wholesale funding, partially offset by an increase in the liquidity asset buffer to CHF 188 billion from CHF 179 billion, mainly due to increased central bank pledges further enhancing our liquidity asset buffer. We also calculate a management LCR, for which we consider, in addition to the liquidity asset buffer, further high quality and unencumbered contingent funding sources of CHF 56 billion as of 31 December 2014, which primarily consisted of local liquidity reserves and unutilized funding capacity, resulting in a management LCR of 160% as of 31 December 2014. In aggregate, the sources of available liquidity considered for the management LCR represented 31% of our funded balance sheet assets as of 31 December 2014.

As of 31 December 2014, UBS was compliant with the existing FINMA liquidity requirements.

è	Refer to the “Regulatory and legal developments” section of our Annual Report 2013 for more information on Basel III guidance
è	Refer to the “Treasury management” section of our Annual Report 2013 for more information on the liquidity asset buffer

Funding

The percentage contribution to total funding sources of repurchase agreements and securities lending decreased to 3.0% from 3.4%, as shown in the “Funding by product and currency” table. Our overall customer deposits increased to 59.5% from 58.9%. As of 31 December 2014, our ratio of customer deposits to outstanding loan balances increased to 130% compared with 129% as of 30 September 2014.

Our outstanding long-term debt, including structured debt reported as financial liabilities at fair value, increased by CHF 3 billion to CHF 139 billion as of 31 December 2014, increasing to 20.2% of our funding sources compared with 19.9% at the end of the prior quarter. Excluding structured debt, long-term debt, which comprises both senior and subordinated debt and is presented within Debt issued on the balance sheet, declined by CHF 1 billion to CHF 64 billion as of 31 December 2014. Senior debt comprises both publicly and privately placed notes and bonds, as well as covered bonds and Swiss Pfandbriefe.

During the fourth quarter of 2014, we continued to raise medium- and long-term funds through medium-term note programs and private placements and through Swiss Pfandbriefe issuances. In the fourth quarter of 2014, a EUR 2 billion 5-year 3% fixed rate covered bond and a CHF 0.4 billion 3.4-year 2% fixed rate senior unsecured bond matured and, in contrast to earlier quarters, we did not issue any benchmark public bonds. Our short-term interbank deposits, presented as Due to banks on the balance sheet, together with our outstanding short-term debt, represented 5.5% of total funding sources compared with 6.6% as of 30 September 2014.

Net stable funding ratio (NSFR)

The NSFR assigns a required stable funding factor to assets, representing the illiquid part of the assets, and assigns all liabilities an available stable funding factor, representing the stability of a liability, intended to ensure that banks are not overly reliant on short-term funding and have sufficient long-term funding for illiquid assets. The BIS future minimum regulatory requirement is an NSFR of at least 100% as of 2018. In the interim, our NSFR ratio is calculated on a pro-forma basis, using current supervisory guidance from FINMA.

Our estimated pro-forma NSFR was 106%, down from 107% as of 30 September 2014, mainly due to an increase in required stable funding. Our pro-forma ratio calculations will continue to evolve to incorporate any changes in the regulatory requirements as they become more defined. Furthermore, calculations will be refined as new models and the associated systems are enhanced.

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Pro-forma net stable funding ratio (NSFR)

CHF billion, except where indicated	31.12.14	30.9.14
Available stable funding	372	372
Required stable funding	352	348
NSFR (%)	106	107

Funding by product and currency

		All currencies		All currencies[1]		CHF[1]		EUR[1]		USD[1]		Others[1]
In CHF billion	31.12.14	30.9.14	31.12.14	30.9.14	31.12.14	30.9.14	31.12.14	30.9.14	31.12.14	30.9.14	31.12.14	30.9.14
Securities lending	9.2	9.2	1.3	1.4	0.1	0.1	0.2	0.2	0.9	0.8	0.2	0.2
Repurchase agreements	11.8	14.0	1.7	2.0	0.0	0.0	0.4	0.5	0.5	0.9	0.8	0.6
Due to banks	10.5	11.8	1.5	1.7	0.4	0.3	0.1	0.2	0.5	0.7	0.5	0.5
Short-term debt issued[2]	27.4	33.7	4.0	4.9	0.2	0.1	0.3	0.3	3.1	4.0	0.4	0.5
Retail savings/deposits	156.4	150.0	22.7	22.0	13.4	13.4	0.8	0.9	8.5	7.7	0.0	0.0
Demand deposits	186.7	181.7	27.1	26.6	7.9	8.3	5.3	5.5	10.0	9.1	3.9	3.7
Fiduciary deposits	14.8	19.8	2.1	2.9	0.1	0.0	0.5	0.5	1.2	2.0	0.4	0.4
Time deposits	52.3	50.2	7.6	7.4	1.3	0.9	0.2	0.3	3.8	3.8	2.3	2.3
Long-term debt issued[3]	139.1	136.0	20.2	19.9	2.6	2.6	5.5	6.1	10.2	9.2	1.9	2.1
Cash collateral payables on derivative instruments	42.4	38.0	6.1	5.6	0.3	0.3	2.6	2.5	2.4	2.2	0.8	0.6
Prime brokerage payables	38.6	38.2	5.6	5.6	0.0	0.0	0.7	0.7	4.0	3.9	0.9	0.9
Total	689.2	682.7	100.0	100.0	26.2	26.3	16.7	17.5	45.1	44.4	12.0	11.8

1  As a percent of total funding sources.    2  Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    3  Long-term debt issued also includes debt with a remaining time to maturity of less than one year.

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Capital management

Our fully applied common equity tier 1 (CET1) capital1 decreased by CHF 1.0 billion to CHF 29.1 billion as of 31 December 2014 and our fully applied CET1 capital ratio decreased 0.3 percentage points to 13.4%. On a phase-in basis, our CET1 capital increased by CHF 0.5 billion to CHF 43.0 billion and our CET1 capital ratio increased 0.4 percentage points to 19.5%. Risk-weighted assets decreased by CHF 3 billion to CHF 216 billion on a fully applied basis and by CHF 2 billion to CHF 221 billion on a phase-in basis. Our Swiss SRB leverage ratio decreased 0.1 percentage points to 4.1% on a fully applied basis and was stable at 5.4% on a phase-in basis.

1  Unless otherwise indicated, all information in this section is based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB).

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Swiss SRB Basel III capital framework

UBS is considered a systemically relevant bank (SRB) under Swiss banking law and both UBS Group and UBS AG on a consolidated basis as well as UBS AG on a standalone basis are required to comply with regulations based on the Basel III framework as applicable for Swiss SRB. All our capital disclosures therefore focus on Swiss SRB Basel III capital information. Differences between Swiss SRB and BIS Basel III capital regulations are outlined in the subsection “Differences between Swiss SRB and BIS Basel III capital.” Capital information disclosures in this section focus on UBS Group. Capital information for UBS AG, both on a consolidated and a standalone basis, is provided in the “Financial information” section of this report.

Regulatory framework

The Basel III framework came into effect in Switzerland on 1 January 2013 and includes prudential filters for the calculation of capital. These prudential filters consist mainly of capital deductions for deferred tax assets (DTA) recognized for tax loss carry-forwards and effects related to defined benefit plans. As these filters are being phased in between 2014 and 2018, their effects are gradually factored into our calculations of capital, risk-weighted assets (RWA) and capital ratios on a phase-in basis and are entirely reflected in our capital, RWA and capital ratios on a fully applied basis.

In 2014, we deducted from our phase-in CET1 capital 20% of DTA recognized for tax loss carry-forwards and 20% of the effects related to defined benefit plans. These effects consist of: (i) the cumulative difference between IAS 19 (revised) accounting applied under IFRS and fully applied Basel III CET1 calculations versus a proforma IAS 19 treatment applied for Basel III CET1 phase-in calculations and (ii) the Swiss defined benefit plan under IAS 19 (revised). In addition, the difference between fully applied and phase-in RWA related to the adoption of IAS 19 (revised) has been reduced by 20%.

From January 2015 onwards, the abovementioned deductions increase to 40%, i.e., we will deduct 40% of DTA recognized for tax loss carry-forwards and 40% of the effects related to defined benefit plans from our phase-in CET1 capital.

Based on current FINMA regulation, capital instruments that were treated as hybrid tier 1 capital and as tier 2 capital under the Basel 2.5 framework are being phased out under Basel III between 2013 and 2019. On a phase-in basis, our capital and capital ratios include the applicable portion of these capital instruments not yet phased out. Our capital and capital ratios on a fully applied basis do not include these capital instruments.

Capital requirements

In Switzerland, all banks and banking groups must comply with the Basel III capital framework, as required by the Swiss Capital Adequacy Ordinance and regulations issued by FINMA. UBS is required to comply with specific Swiss SRB rules.

As of 31 December 2014, our total capital requirement was 11.1% of our RWA, unchanged from 30 September 2014. The requirement as of 31 December 2014 consisted of: (i) base capital of 4.0% of RWA, (ii) buffer capital of 4.6% of RWA, of which 0.1% was attributable to the countercyclical buffer capital requirement and (iii) progressive buffer capital of 2.5% of RWA. We satisfied the base and buffer capital requirements, including the countercyclical buffer, through our CET1 capital. Our high- and low-trigger loss-absorbing capital exceeded the progressive buffer capital requirement.

National regulators can put in place a countercyclical buffer requirement of up to 2.5% of RWA for credit exposures in their jurisdiction. The Swiss Federal Council activated a countercyclical buffer requirement of 1% of RWA for mortgage loans on residential property in Switzerland, effective 30 September 2013. In January 2014, this requirement was increased to 2%, effective 30 June 2014.

Our requirement for the progressive buffer is dynamic and depends on our leverage ratio denominator (LRD) and our market share in the loans and deposits business in Switzerland. The progressive buffer requirement for 2019 currently stands at 5.4%, reflecting our LRD as of 31 December 2013 and market share information for 2013 provided by FINMA in July 2014. We expect our 2019 requirement to be reduced to 4.5%, due to our planned

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further reduction of the LRD related to the implementation of our strategy and future expected changes in the market share calculation. This would result in a total capital ratio requirement of 17.5% in 2019. Furthermore, banks governed under the Swiss SRB framework are eligible for an additional capital rebate on the progressive buffer if they take actions that facilitate recovery and resolvability beyond the minimum requirements to ensure the integrity of systemically important functions in the case of an impending insolvency. We have announced and started implementing a series of measures intended to improve our resolvability. These measures include the establishment of UBS Group AG as the holding company of UBS Group in 2014, setting up a new banking subsidiary in Switzerland, introducing a revised business and operating model for UBS Limited and implementing an intermediate holding company in the US. We anticipate these measures will allow UBS to qualify for a further reduction in the progressive buffer capital requirement.

Similar to the other capital component requirements, the progressive buffer requirement is phased in gradually until 2019 and the progressive buffer requirement as of 31 December 2014 was 2.5%, unchanged from 30 September 2014.

è	Refer to the “Financial information” section of this report for more information on capital requirements for UBS AG on both a consolidated and standalone basis
è	Refer to the “The new legal structure of UBS Group” section of this report for more information on the establishment of UBS Group AG and a new Swiss banking subsidiary

Swiss SRB Basel III available capital versus capital requirements (phase-in)

	Capital ratio (%)					Capital
CHF million, except where indicated	Require- ment[1]		Actual[2,3]			Require- ment	Actual[2,3]
	31.12.14		31.12.14	30.9.14	31.12.13	31.12.14	31.12.14	30.9.14	31.12.13
Base capital (common equity tier 1 capital)	4.0		4.0	4.0	3.5	8,835	8,835	8,906	8,000
Buffer capital (common equity tier 1 capital)	4.6	[4]	15.5	15.1	15.0	10,261	34,139	33,558	34,180
of which: effect of countercyclical buffer	0.1		0.1	0.1	0.1	322	322	327	149
Progressive buffer capital (loss-absorbing capital)	2.5		5.2	4.9	2.5	5,463	11,398	10,923	5,665
Phase-out capital (tier 2 capital)			0.9	1.0	1.3		2,050	2,159	2,971
Total	11.1		25.5	24.9	22.2	24,559	56,422	55,546	50,815

1  Prior to the implementation of the Basel III framework, FINMA also defined a total capital ratio target for UBS Group of 14.4% which is effective until the Swiss SRB Basel III transitional capital requirement exceeds a total capital ratio of 14.4%.    2  Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.    3  During the transition period until end of 2017, high-trigger loss-absorbing capital can be included in the progressive buffer.    4  CET1 capital can be substituted by high-trigger loss-absorbing capital up to 1.8% in 2014.

Swiss SRB Basel III capital information

	Phase-in						Fully applied
CHF million, except where indicated	31.12.14		30.9.14		31.12.13		31.12.14	30.9.14	31.12.13
Tier 1 capital	42,975	[1]	42,464	[2]	42,179	[2]	29,556	30,047	28,908
of which: common equity tier 1 capital	42,975		42,464		42,179		29,089	30,047	28,908
of which: additional tier 1 capital (high-trigger loss-absorbing capital)	0		0		0		467	0	0
Tier 2 capital	13,448		13,082		8,636		11,398	10,923	5,665
of which: high-trigger loss-absorbing capital	946		954		955		946	954	955
of which: low-trigger loss-absorbing capital	10,451		9,968		4,710		10,451	9,968	4,710
of which: phase-out capital	2,050		2,159		2,971
Total capital	56,422		55,546		50,815		40,954	40,969	34,573
Common equity tier 1 capital ratio (%)	19.5		19.1		18.5		13.4	13.7	12.8
Tier 1 capital ratio (%)	19.5		19.1		18.5		13.7	13.7	12.8
Total capital ratio (%)	25.5		24.9		22.2		18.9	18.7	15.4
Risk-weighted assets	220,877		222,648		228,557		216,462	219,296	225,153

1  Includes additional tier 1 capital in the form of hybrid instruments and high-trigger loss-absorbing capital, which were entirely offset by the required deductions for goodwill.    2  Includes additional tier 1 capital in the form of hybrid instruments that was entirely offset by the required deductions for goodwill.

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Swiss SRB Basel III capital information

Capital ratios

As of 31 December 2014, our fully applied CET1 capital ratio decreased 0.3 percentage points to 13.4%, resulting from a CHF 1.0 billion decrease in our fully applied CET1 capital, partly offset by a CHF 2.8 billion decrease in fully applied RWA. On a phase-in basis, our CET1 capital ratio increased 0.4 percentage points during the quarter to 19.5%, due to an increase of CHF 0.5 billion in phase-in CET1 capital and a CHF 1.7 billion decrease in phase-in RWA.

Our fully applied tier 1 capital ratio was stable at 13.7%. The aforementioned decrease in fully applied CET1 capital was offset by the increase in additional tier 1 (AT1) capital of CHF 0.5 billion in the form of high-trigger loss-absorbing deferred contingent capital plan (DCCP) awards to be granted to eligible employees for the performance year 2014. We have adapted certain features of our 2014 DCCP awards compared with awards for 2012 and 2013. 2014 DCCP awards qualify as AT1 capital under Basel III regulations and we intend to build approximately CHF 2.5 billion in AT1 DCCP over the next five years. On a phase-in basis, our tier 1 capital ratio is equal to our CET1 capital ratio, as AT1 capital in the form of hybrid capital instruments and aforementioned DCCP awards were entirely offset by required deductions for goodwill.

During the fourth quarter of 2014, our fully applied and phase-in total capital ratios increased 0.2 percentage points to 18.9% and 0.6 percentage points to 25.5%, respectively.

Post-stress CET1 capital ratio

UBS has committed to return more than 50% of its net profit to shareholders as capital returns, provided its fully applied CET1 ratio is at least 13% and its post-stress fully applied CET1 ratio is at least 10%. As of 31 December 2014, our post-stress CET1 capital ratio exceeded this 10% objective, and the actions of the Swiss National Bank did not cause a breach of this objective in January.

To calculate our post-stress CET1 capital ratio, we forecast capital one year ahead based on internal projections of earnings, expenses, distributions to shareholders and other factors affecting CET1 capital, including our net defined benefit assets and liabilities. We also forecast one-year developments in RWA. We adjust these forecasts based on assumptions as to how they may change as a result of a severe stress event. We then further deduct from capital the stress loss estimated using our combined stress test (CST) framework to arrive at the post-stress CET1 capital ratio. Changes to our results, business plans and forecasts, in the assumptions used to reflect the effect of a stress event on our business forecasts or in the results of our CST, could have a material effect on our stress scenario results and on our calculated fully applied post-stress CET1 capital ratio.

Our CST framework relies on various risk exposure measurement methodologies which are predominantly proprietary, on our selection and definition of potential stress scenarios and on our assumptions regarding estimates of changes in a wide range of macroeconomic variables and certain idiosyncratic events for each of those scenarios. We periodically review these methodologies, and assumptions are subject to periodic review and change on a regular basis. Our risk exposure measurement methodologies may change in response to developing market practice and enhancements to our own risk control environment, and input parameters for models may change due to changes in positions, market parameters and other factors. Our stress scenarios, the events comprising a scenario and the assumed shocks and market and economic consequences applied in each scenario are subject to periodic review and change. A change in the CST scenario used to calculate the fully applied post-stress CET1 capital ratio, or in the assumptions used in a particular scenario, may cause the post-stress CET1 capital ratio to fluctuate materially from period to period.

Our business plans and forecasts are subject to inherent uncertainty, our choice of stress test scenarios and the market and macroeconomic assumptions used in each scenario are based on judgment and assumptions about possible future events. Our risk exposure methodologies are subject to inherent limitations, rely on numerous assumptions as well as on data which may have inherent limitations. In particular, certain data is not available on a monthly basis and we may therefore rely on prior month/quarter data as an estimate. All of these factors may result in our post-stress CET1 capital ratio, as calculated using our methodology for any period, being materially higher or lower than the actual effect of a stress scenario.

è	Refer to the “Recent developments” section of this report for more information
è	Refer to the “Risk management and control” section of our Annual Report 2013 for more information on our combined stress test framework

Eligible capital

Tier 1 capital

Our tier 1 capital consists of CET1 capital and AT1 capital. The analysis of our tier 1 capital movement in the fourth quarter of 2014 is shown in the table “Swiss SRB Basel III capital movement.”

Our CET1 capital mainly comprises share capital, share premium (which consists primarily of additional paid-in capital related to shares issued) and retained earnings. A detailed reconciliation of IFRS equity to CET1 capital is provided in the table “Reconciliation IFRS equity to Swiss SRB Basel III capital.”

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During the fourth quarter of 2014, our fully applied CET1 capital decreased by CHF 1.0 billion to CHF 29.1 billion, mainly due to accruals for capital returns to shareholders, partly offset by the fourth-quarter operating profit before tax and positive foreign currency translation effects. Our phase-in CET1 capital increased by CHF 0.5 billion to CHF 43.0 billion, mainly due to the fourth-quarter operating profit before tax and positive foreign currency translation effects. In addition, our 2014 DCCP awards qualifying as AT1 capital led to a decrease in the deduction for goodwill from CET1 capital. All these positive effects were partly offset by accruals for capital returns to shareholders.

As of 31 December 2014, our fully applied AT1 capital was CHF 0.5 billion compared with zero as of 30 September 2014, due to aforementioned DCCP awards which qualify as Basel III-compliant AT1 capital, with the same write-down thresholds as for the performance year 2013. On a phase-in basis, our AT1 capital was zero, unchanged from 30 September 2014, as AT1 capital in the form of hybrid capital instruments and aforementioned DCCP was entirely offset by required deductions for goodwill.

Tier 2 capital

During the fourth quarter of 2014, our fully applied tier 2 capital increased by CHF 0.5 billion to CHF 11.4 billion. On a phase-in basis, our tier 2 capital increased by CHF 0.4 billion to CHF 13.4 billion. These increases were both mainly due to positive foreign currency translation effects.

As of 31 December 2014, low-trigger loss-absorbing capital accounted for approximately CHF 10.5 billion of tier 2 capital and consisted of one euro-denominated and four US dollar-denominated subordinated notes with a write-down threshold set at a 5% phase-in CET1 capital ratio, after giving effect to the write-down of any high-trigger loss-absorbing capital. Furthermore, our tier 2 capital included high-trigger loss-absorbing capital of approximately CHF 0.9 billion, as outstanding DCCP awards granted for the performance years 2012 and 2013 continue to qualify as tier 2 loss-absorbing capital, with a write-down threshold set at a 7% phase-in CET1 capital ratio, or 10% with respect to awards granted to members of the Group Executive Board for the performance year 2013. In addition, our loss-absorbing capital instruments would be written down if FINMA determined that a write-down were necessary to ensure UBS’s viability, or if UBS received a commitment of governmental support that FINMA determined to be necessary to ensure UBS’s viability.

The remainder of tier 2 capital on a phase-in basis of approximately CHF 2.1 billion consisted of outstanding tier 2 instruments which will be phased out by 2019, based on current FINMA regulations.

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Swiss SRB Basel III capital movement

CHF billion	Phase-in	Fully applied
Common equity tier 1 capital as of 30.9.14	42.5	30.0
Movements during the fourth quarter of 2014:
Operating profit/(loss) before tax	0.5	0.5
Foreign currency translation effects	0.5	0.2
Goodwill, net of tax, less hybrid capital and high-trigger loss-absorbing capital	0.5
Defined benefit plans	0.1	0.0
Deferred tax assets recognized for tax loss carry-forwards	0.3
Compensation and own shares-related capital components (including share premium)	(0.1)	(0.1)
Other[1]	(1.2)	(1.6)
Total movement	0.5	(1.0)
Common equity tier 1 capital as of 31.12.14	43.0	29.1
Additional tier 1 capital as of 30.9.14	0.0	0.0
Movements during the fourth quarter of 2014:
Issuance of high-trigger loss-absorbing capital	0.5	0.5
Goodwill, net of tax, offset against hybrid capital and high-trigger loss-absorbing capital	(0.5)
Total movement	0.0	0.5
Additional tier 1 capital as of 31.12.14	0.0	0.5
Tier 2 capital as of 30.9.14	13.1	10.9
Movements during the fourth quarter of 2014:
Decrease of phase-out capital	(0.2)
Foreign currency translation effects and other	0.6	0.5
Total movement	0.4	0.5
Tier 2 capital as of 31.12.14	13.4	11.4
Total capital as of 31.12.14	56.4	41.0
Total capital as of 30.9.14	55.5	41.0

1  Includes accruals for capital returns to shareholders.

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Reconciliation IFRS equity to Swiss SRB Basel III capital

	Phase-in			Fully applied
CHF million	31.12.14	30.9.14	31.12.13	31.12.14	30.9.14	31.12.13
Equity attributable to UBS Group AG shareholders	50,716	50,824	48,002	50,716	50,824	48,002
Equity attributable to non-controlling interests in UBS AG	1,706			1,706
Equity attributable to preferred noteholders and other non-controlling interests	2,058	2,004	1,935	2,058	2,004	1,935
Total IFRS equity	54,480	52,828	49,936	54,480	52,828	49,936
Equity attributable to preferred noteholders and other non-controlling interests	(2,058)	(2,004)	(1,935)	(2,058)	(2,004)	(1,935)
Defined benefit plans (before phase-in, as applicable)[1]	3,997	3,247	2,540	0	(723)	(952)
Defined benefit plans, 20% phase-in	(799)	(794)
Deferred tax assets recognized for tax loss carry-forwards (before phase-in, as applicable)[2]				(8,025)	(7,373)	(6,665)
Deferred tax assets recognized for tax loss carry-forwards, 20% phase-in	(1,605)	(1,472)
Deferred tax assets on temporary differences, excess over threshold	0	0	0	(591)	(178)	0
Goodwill, net of tax, less hybrid capital and high-trigger loss-absorbing capital[3]	(3,010)	(3,342)	(3,044)	(6,687)	(6,504)	(6,157)
Intangible assets, net of tax	(410)	(414)	(435)	(410)	(414)	(435)
Unrealized (gains)/losses from cash flow hedges, net of tax	(2,156)	(1,898)	(1,463)	(2,156)	(1,898)	(1,463)
Compensation and own shares-related capital components (not recognized in net profit)	(1,219)	(1,151)	(1,430)	(1,219)	(1,151)	(1,430)
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	136	180	304	136	180	304
Unrealized gains related to financial investments available-for-sale, net of tax	(384)	(323)	(325)	(384)	(323)	(325)
Prudential valuation adjustments	(123)	(148)	(107)	(123)	(148)	(107)
Consolidation scope	(88)	(85)	(55)	(88)	(85)	(55)
Other[4]	(3,786)	(2,159)	(1,806)	(3,786)	(2,159)	(1,806)
Common equity tier 1 capital	42,975	42,464	42,179	29,089	30,047	28,908
Hybrid capital subject to phase-out	3,210	3,162	3,113
High-trigger loss-absorbing capital	467	0	0	467	0	0
Goodwill, net of tax, offset against hybrid capital and high-trigger loss-absorbing capital	(3,677)	(3,162)	(3,113)
Additional tier 1 capital	0	0	0	467	0	0
Tier 1 capital	42,975	42,464	42,179	29,556	30,047	28,908
Tier 2 capital	13,448	13,082	8,636	11,398	10,923	5,665
Total capital	56,422	55,546	50,815	40,954	40,969	34,573

1  Phase-in number net of tax, fully applied number pre-tax.    2  Includes the reversal of deferred tax assets recognized for tax loss carry-forwards (CHF 688 million) related to the cumulative IAS 19R retained earnings implementation effect.    3  Includes goodwill relating to significant investments in financial institutions of CHF 375 million.    4  Includes accruals for capital returns to shareholders, the net charge for the compensation-related increase in high-trigger loss-absorbing capital for tier 2 capital and additional tier 1 capital and other items.

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Additional capital information

In order to improve the consistency and comparability of regulatory capital instruments disclosures for all market participants, BIS and FINMA Basel III Pillar 3 rules require banks and banking groups to disclose the main features of eligible capital instruments and their terms and conditions. This information is available in the “Bondholder information” section of our Investor Relations website.

è	Refer to “Bondholder information” at www.ubs.com/investors for more information on the capital instruments of UBS Group and UBS AG on a consolidated and a standalone basis

In order to fulfill the BIS and FINMA Basel III Pillar 3 composition of capital disclosure requirements, a full reconciliation of regulatory capital elements to the published IFRS balance sheet is disclosed in the “SEC filings and other disclosures” section of our Investor Relations website. Details as of 31 December 2014 will be disclosed as part of the Basel III Pillar 3 disclosures in our Annual Report 2014, which will be published on 13 March 2015.

è

Refer to the “Pillar 3, SEC filings & other disclosures” section under www.ubs.com/investors and to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2014

The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the scope under IFRS and includes subsidiaries directly or indirectly controlled by UBS Group AG that are active in the banking and finance sector. However, subsidiaries consolidated under IFRS that are active in sectors other than banking and finance are excluded from the regulatory scope of consolidation. More information on the IFRS scope of consolidation as well as the list of significant subsidiaries included in this scope as of 31 December 2014 will be available in the “Financial information” section of our Annual Report 2014, which will be published on 13 March 2015.

è

Refer to “Note 1 Summary of significant accounting policies” and “Note 30 Interests in subsidiaries and other entities” in the “Financial information” section of our Annual Report 2013 and our Basel III Pillar 3 First Half 2014 Report for more information on prior periods

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 12 Provisions and contingent liabilities” to our consolidated financial statements. We have utilized for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at CHF 3.4 billion as of 31 December 2014. Because this estimate is based upon historical data for the relevant risk categories, it does not constitute a subjective assessment of UBS’s actual exposures in those matters and does not take into account any provisions recognized for those matters. For this reason, and because some of those matters are not expected to be resolved within the next 12 months, any possible losses that we may incur with respect to those matters may be materially more or materially less than this estimated amount.

è	Refer to “Note 12 Provisions and contingent liabilities” in the “Financial information” section of this report for more information

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Differences between Swiss SRB and BIS Basel III capital

Our Swiss SRB Basel III and BIS Basel III capital have the same basis of calculation, on both a fully applied and a phase-in basis, except for two specific items. First, under Swiss SRB the amount of our tier 2 high-trigger loss-absorbing capital, in the form of awards under our 2012 and 2013 DCCP, was higher by CHF 279 million as of 31 December 2014, due to its different regulatory treatment than under BIS Basel III. Second, a portion of unrealized gains on financial investments available-for-sale, totaling CHF 191 million as of 31 December 2014, was recognized as tier 2 capital under BIS Basel III, but not under Swiss SRB regulations.

Differences between Swiss SRB and BIS Basel III capital information

As of 31.12.14	Phase-in			Fully applied
	Swiss SRB	BIS	Differences Swiss SRB versus BIS	Swiss SRB	BIS	Differences Swiss SRB versus BIS
CHF million, except where indicated
Tier 1 capital	42,975	42,975	0	29,556	29,556	0
of which: common equity tier 1 capital	42,975	42,975	0	29,089	29,089	0
of which: additional tier 1 capital (high-trigger loss-absorbing capital)	0	0	0	467	467	0
Tier 2 capital	13,448	13,359	89	11,398	11,309	89
of which: high-trigger loss-absorbing capital	946	667	279	946	667	279
of which: low-trigger loss-absorbing capital	10,451	10,451	0	10,451	10,451	0
of which: phase-out capital and other tier 2 capital	2,050	2,241	(191)		191	(191)
Total capital	56,422	56,334	89	40,954	40,865	89
Common equity tier 1 capital ratio (%)	19.5	19.5	0.0	13.4	13.4	0.0
Tier 1 capital ratio (%)	19.5	19.5	0.0	13.7	13.7	0.0
Total capital ratio (%)	25.5	25.5	0.0	18.9	18.9	0.0
Risk-weighted assets	220,877	220,877	0	216,462	216,462	0

Risk-weighted assets

Our risk-weighted assets (RWA) under BIS Basel III are the same as under Swiss SRB Basel III. RWA on a fully applied basis are the same as on a phase-in basis, except for differences related to the adoption of IAS 19 (revised) Employee Benefits, which are phased in between 2014 and 2018, and DTA on temporary differences (excess over threshold). On a fully applied basis, net defined benefit-related assets/liabilities are determined in accordance with IAS 19 (revised), and any net defined benefit asset that is recognized is deducted from CET1 capital rather than being risk-weighted. On a fully applied basis, DTA on temporary differences (excess over threshold) are deducted from our CET1 capital and therefore not risk-weighted. On a phase-in basis, defined benefit-related assets/liabilities are determined in accordance with the previous IAS 19 requirements (corridor method), and any defined benefit-related asset that is recognized is risk-weighted at 100%. On a phase-in basis, the threshold is above DTA on temporary differences due to the higher capital base. Therefore all DTA on temporary differences are risk-weighted at 250%. Consequently, our phase-in RWA as of 31 December 2014 were CHF 4.4 billion higher than our fully applied RWA.

Detailed information on RWA as of 31 December 2014 and 30 September 2014, as well as any variances, are presented in the tables “Basel III risk-weighted assets by risk type, exposure and reporting segment” on the following pages. RWA decreased by CHF 2.8 billion to CHF 216.5 billion on a fully applied basis and by CHF 1.7 billion to CHF 220.9 billion on a phase-in basis.

è	Refer to the discussions of “Corporate Center – Non-core and Legacy Portfolio” in the “Risk and treasury management” section of this report for more information on risk-weighted assets

Credit risk

Phase-in credit risk RWA decreased by CHF 9.4 billion to CHF 108.6 billion as of 31 December 2014 compared with CHF 118.0 billion as of 30 September 2014. Credit risk RWA decreased by CHF 6.2 billion in Corporate Center – Non-core and Legacy Portfolio, by CHF 1.2 billion in the Investment Bank, by CHF 1.1 billion in Retail & Corporate and by CHF 0.9 billion in Corporate Center – Core Functions.

The decrease of CHF 6.2 billion in the Corporate Center – Non-core and Legacy Portfolio was mainly due to the sale of student loan auction rate securities and collateralized debt obligations along with the unwinding of derivative trades.

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Credit risk RWA in the Investment Bank decreased by CHF 1.2 billion, mainly due to the termination of certain derivative clearing transactions and loan facilities.

RWA of CHF 3.0 billion related to defined benefit plans were reclassified from credit risk to non-counterparty-related risk in the fourth quarter of 2014. The decreases of CHF 1.1 billion in Retail & Corporate and CHF 0.9 billion in Corporate Center – Core Functions were mainly due to this reclassification.

Non-counterparty-related risk

Phase-in non-counterparty-related risk RWA increased by CHF 4.3 billion to CHF 19.1 billion, mainly due to the reclassification of RWA of CHF 3.0 billion related to defined benefit plans from credit risk to non-counterparty-related risk in the fourth quarter of 2014. Increased DTA on temporary differences, mainly relating to the US, contributed to a further increase in RWA of CHF 0.9 billion.

Market risk

Phase-in market risk RWA increased by CHF 3.0 billion to CHF 16.5 billion, mainly due to an increase of CHF 2.4 billion relating to risks-not-in-VaR (RniV) and an increase of CHF 0.6 billion relating to stressed value-at-risk (SVaR). The increase in RniV was due to the continued phase-in of the annual recalibration of the RniV multipliers agreed with FINMA in the third quarter, partially offset by the subsequent reduction in the multipliers agreed with FINMA in the fourth quarter of 2014.

è	Refer to “Market risk” in the “Risk management and control” section of this report and our third quarter 2014 report for more information on the calibration of our RniV multipliers

Operational risk

Phase-in operational risk RWA increased by CHF 0.4 billion to CHF 76.7 billion as of 31 December 2014. The parameters of our advanced measurement approach model used for the calculation of operational risk RWA were updated in the fourth quarter of 2014 due to historical losses related to litigation, regulatory and similar matters, which led to a CHF 2.1 billion increase in phase-in operational risk RWA. Incremental operational risk RWA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA decreased by CHF 1.7 billion to CHF 17.5 billion as of 31 December 2014.

è

Refer to the “Regulatory and legal developments” section of our Annual Report 2013 for more information on the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA

Sensitivity to currency movements

Group Treasury is mandated with the task of minimizing adverse effects from changes in currency rates on our capital ratios. If the Swiss franc depreciates against other currencies, consolidated RWA increase relative to our capital, and vice versa. The Group Asset and Liability Management Committee, a committee of the UBS Group Executive Board, can adjust the currency mix in capital, within limits set by the Board of Directors, to balance the effect of foreign exchange movements on the fully applied CET1 capital and capital ratio. Limits are in place for the sensitivity of both CET1 capital and capital ratio to a ±10% change in the value of the Swiss franc against other currencies.

A significant portion of our Basel III capital and RWA is denominated in US dollars, euros, British pounds and other foreign currencies. As the proportion of RWA denominated in foreign currencies outweighs the capital in these currencies, a significant appreciation of the Swiss franc against these currencies could benefit our Basel III capital ratios, while a significant depreciation of the Swiss franc against these currencies could adversely affect our Basel III capital ratios. We estimate that a 10% depreciation of the Swiss franc against other currencies would have increased fully applied CET1 capital by CHF 1,007 million as of 31 December 2014 (30 September 2014: CHF 1,049 million) and would have reduced the fully applied CET1 capital ratio by 18 basis points (30 September 2014: 16 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would have reduced fully applied CET1 capital by CHF 911 million (30 September 2014: CHF 949 million) and increased the fully applied CET1 capital ratio by 18 basis points (30 September 2014: 15 basis points). The abovementioned estimated effects do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

è	Refer to the “Recent developments” section of this report for more information on the impact of Swiss National Bank actions effective January 2015

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Basel III risk-weighted assets by risk type, exposure and reporting segment

	31.12.14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total RWA	Total capital requirement[1]
Credit risk	12.3	8.7	31.4	3.0	35.0	5.3	12.8	108.6	12.1
Advanced IRB approach	8.2	3.0	29.8	1.5	29.3	4.4	10.2	86.3	9.6
Sovereigns[2]	0.0	0.0	0.1	0.0	0.7	0.4	0.1	1.3	0.1
Banks[2]	0.0	0.0	1.1	0.0	3.7	1.8	1.4	8.1	0.9
Corporates[2]	0.4	0.0	15.4	0.0	21.0	2.0	2.3	41.1	4.6
Retail	7.1	2.9	11.9	0.0	0.0	0.0	0.0	21.9	2.4
Other[3]	0.6	0.1	1.3	1.5	3.9	0.1	6.4	13.9	1.5
Standardized approach	4.1	5.7	1.7	1.5	5.7	1.0	2.6	22.3	2.5
Sovereigns	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Banks	0.2	0.9	0.1	0.1	0.2	0.6	0.3	2.4	0.3
Corporates[4]	1.1	3.0	0.3	1.4	1.8	2.0	1.0	10.6	1.2
Central counterparties[2]	0.0	0.0	0.0	0.0	0.7	0.8	0.0	1.5	0.2
Retail	2.2	1.7	0.1	0.0	0.0	0.0	0.0	4.0	0.4
Other[3]	0.5	0.1	1.1	0.0	3.0	(2.4)	1.3	3.6	0.4
Non-counterparty-related risk[4]	0.6	0.2	1.4	0.1	0.3	16.4	0.0	19.1	2.1
Market risk	0.0	1.0	0.0	0.0	13.6	(1.8)[5]	3.6	16.5	1.8
Value-at-risk (VaR)	0.0	0.2	0.0	0.0	1.8	(0.5)	0.5	2.0	0.2
Stressed value-at-risk (SVaR)	0.0	0.5	0.0	0.0	4.0	(1.1)	0.8	4.1	0.5
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	5.0	0.1	0.9	5.9	0.7
Incremental risk charge (IRC)	0.0	0.3	0.0	0.0	2.5	(0.2)	0.4	3.0	0.3
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
Securitization/re-securitization in the trading book	0.0	0.0	0.0	0.0	0.3	0.0	1.0	1.3	0.1
Operational risk	12.9	11.9	1.6	0.8	18.1	12.2	19.3	76.7	8.5
of which: incremental RWA[6]	5.5	1.7	0.5	0.0	1.2	6.0	2.6	17.5	1.9
Total RWA, phase-in	25.8	21.9	34.4	3.9	67.0	32.2	35.7	220.9	24.6
Phase-out items	0.4	0.2	1.4	0.1	0.2	2.1	0.0	4.4
Total RWA, fully applied	25.4	21.7	33.1	3.8	66.7	30.1	35.7	216.5

1  Calculated based on our Swiss SRB Basel III total capital requirement of 11.1% of RWA.    2  Includes stressed expected positive exposures.    3  Includes securitization/re-securitization exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.    4  RWA related to defined benefit plans are newly presented as non-counterparty-related risk. In previous reports, these RWA were presented as credit risk RWA. Prior periods were not restated for this change in presentation.    5  Corporate Center – Core Functions market risk RWA were negative as this included the effect of portfolio diversification across businesses.    6   Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

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Basel III risk-weighted assets by risk type, exposure and reporting segment (continued)

	30.9.14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total RWA	Total capital requirement[1]
Credit risk	12.4	8.8	32.5	3.0	36.2	6.2	19.0	118.0	13.2
Advanced IRB approach	8.4	2.9	29.7	1.5	29.5	4.6	14.1	90.6	10.1
Sovereigns[2]	0.0	0.0	0.1	0.0	1.3	0.4	0.1	1.8	0.2
Banks[2]	0.0	0.0	1.0	0.0	4.3	1.7	1.8	8.8	1.0
Corporates[2]	0.4	0.1	15.6	0.0	20.4	2.0	2.9	41.3	4.6
Retail	7.3	2.6	12.1	0.0	0.0	0.0	0.0	22.1	2.5
Other[3]	0.6	0.2	0.9	1.5	3.6	0.5	9.3	16.5	1.8
Standardized approach	4.0	5.9	2.8	1.4	6.7	1.6	4.9	27.4	3.1
Sovereigns	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Banks	0.2	0.8	0.1	0.1	0.2	0.7	0.3	2.3	0.3
Corporates[4]	1.4	3.3	1.6	1.3	2.4	2.6	1.6	14.3	1.6
Central counterparties[2]	0.0	0.0	0.0	0.0	1.0	0.7	0.0	1.8	0.2
Retail	2.1	1.7	0.1	0.0	0.0	0.0	0.0	3.9	0.4
Other[3]	0.3	0.1	1.0	0.0	3.0	(2.4)	3.0	5.0	0.6
Non-counterparty-related risk[4]	0.2	0.0	0.1	0.0	0.1	14.4	0.0	14.8	1.7
Market risk	0.0	1.0	0.0	0.0	10.3	(2.5)[5]	4.7	13.5	1.5
Value-at-risk (VaR)	0.0	0.2	0.0	0.0	1.7	(0.7)	0.6	1.9	0.2
Stressed value-at-risk (SVaR)	0.0	0.5	0.0	0.0	3.2	(1.3)	1.1	3.5	0.4
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	2.7	0.1	0.8	3.5	0.4
Incremental risk charge (IRC)	0.0	0.3	0.0	0.0	2.5	(0.6)	0.5	2.7	0.3
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.2	0.0
Securitization/re-securitization in the trading book	0.0	0.0	0.0	0.0	0.2	0.0	1.5	1.7	0.2
Operational risk	12.9	12.3	3.7	0.9	15.7	12.5	18.4	76.3	8.5
of which: incremental RWA[6]	5.2	1.7	2.5	0.0	1.2	6.0	2.6	19.1	2.1
Total RWA, phase-in	25.5	22.1	36.3	3.8	62.2	30.7	42.1	222.6	24.8
Phase-out items	0.4	0.2	1.4	0.1	0.2	1.1	0.0	3.4
Total RWA, fully applied	25.1	21.9	34.9	3.8	61.9	29.6	42.1	219.3

1  Calculated based on our Swiss SRB Basel III total capital requirement of 11.1% of RWA.    2  Includes stressed expected positive exposures.    3  Includes securitization/re-securitization exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.    4  RWA related to defined benefit plans are newly presented as non-counterparty-related risk. In previous reports, these RWA were presented as credit risk RWA. Prior periods were not restated for this change in presentation.    5  Corporate Center – Core Functions market risk RWA were negative as this included the effect of portfolio diversification across businesses.    6   Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

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Basel III risk-weighted assets by risk type, exposure and reporting segment (continued)

	31.12.14 vs. 30.9.14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total RWA
Credit risk	(0.1)	(0.1)	(1.1)	0.0	(1.2)	(0.9)	(6.2)	(9.4)
Advanced IRB approach	(0.2)	0.1	0.1	0.0	(0.2)	(0.2)	(3.9)	(4.3)
Sovereigns	0.0	0.0	0.0	0.0	(0.6)	0.0	0.0	(0.5)
Banks	0.0	0.0	0.1	0.0	(0.6)	0.1	(0.4)	(0.7)
Corporates	0.0	(0.1)	(0.2)	0.0	0.6	0.0	(0.6)	(0.2)
Retail	(0.2)	0.3	(0.2)	0.0	0.0	0.0	0.0	(0.2)
Other	0.0	(0.1)	0.4	0.0	0.3	(0.4)	(2.9)	(2.6)
Standardized approach	0.1	(0.2)	(1.1)	0.1	(1.0)	(0.6)	(2.3)	(5.1)
Sovereigns	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.1	0.0	0.0	0.0	(0.1)	0.0	0.1
Corporates	(0.3)	(0.3)	(1.3)	0.1	(0.6)	(0.6)	(0.6)	(3.7)
Central counterparties	0.0	0.0	0.0	0.0	(0.3)	0.1	0.0	(0.3)
Retail	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Other	0.2	0.0	0.1	0.0	0.0	0.0	(1.7)	(1.4)
Non-counterparty-related risk	0.4	0.2	1.3	0.1	0.2	2.0	0.0	4.3
Market risk	0.0	0.0	0.0	0.0	3.3	0.7	(1.1)	3.0
Value-at-risk (VaR)	0.0	0.0	0.0	0.0	0.1	0.2	(0.1)	0.1
Stressed value-at-risk (SVaR)	0.0	0.0	0.0	0.0	0.8	0.2	(0.3)	0.6
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	2.3	0.0	0.1	2.4
Incremental risk charge (IRC)	0.0	0.0	0.0	0.0	0.0	0.4	(0.1)	0.3
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	(0.1)
Securitization/re-securitization in the trading book	0.0	0.0	0.0	0.0	0.1	0.0	(0.5)	(0.4)
Operational risk	0.0	(0.4)	(2.1)	(0.1)	2.4	(0.3)	0.9	0.4
of which: incremental RWA	0.3	0.0	(2.0)	0.0	0.0	0.0	0.0	(1.6)
Total RWA, phase-in	0.3	(0.2)	(1.9)	0.1	4.8	1.5	(6.4)	(1.7)
Phase-out items	0.0	0.0	0.0	0.0	0.0	1.0	0.0	1.0
Total RWA, fully applied	0.3	(0.2)	(1.8)	0.0	4.8	0.5	(6.4)	(2.8)

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Swiss SRB leverage ratio

Swiss SRB leverage ratio requirements

The Swiss SRB leverage ratio is calculated by dividing the sum of period-end CET1 capital, AT1 and other loss-absorbing capital by the three-month average total adjusted exposure (leverage ratio denominator), which consists of IFRS on-balance sheet assets and off-balance sheet items, based on the regulatory scope of consolidation and adjusted for netting of securities financing transactions and derivatives, and other items.

The table “Swiss SRB leverage ratio requirements (phase-in)” shows our total leverage ratio requirement, as well as the requirements by capital components and our actual leverage ratio information. As of 31 December 2014, our CET1 capital covered the leverage ratio requirements for the base and buffer capital components, while our high- and low-trigger loss-absorbing capital satisfied our leverage ratio requirement for the progressive buffer component.

The Swiss SRB leverage ratio requirement is equal to 24% of the total capital ratio requirement (excluding the countercyclical buffer requirement). As of 31 December 2014, the effective total leverage ratio requirement was 2.6%, resulting from multiplying the total capital ratio requirement (excluding the countercyclical buffer requirement) of 11.0% by 24%.

In November 2014, FINMA issued its new circular “Leverage ratio – banks,” covering the calculation rules for the leverage ratio in Switzerland. For Swiss SRB, the new circular revises the way the LRD is calculated in order to be aligned with the rules issued by the BIS in January 2014. This change became effective on 1 January 2015. We are making use of a one-year transition period, under which the existing Swiss SRB definition may still be used, but we are required to disclose both leverage ratio measures (based on existing Swiss SRB rules as well as on the BIS Basel III rules) starting with our first quarter 2015 reporting. The current minimum leverage ratio requirement as a percentage of the risk-based capital

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ratio requirement (excluding the countercyclical buffer requirement) remains unchanged for Swiss SRB. We estimate that our year-end 2014 LRD based on BIS Basel III rules was not significantly higher than under Swiss SRB rules and we expect the difference to be even smaller after the one-year transition period.

è	Refer to the “Recent developments” section of this report for more information on the new FINMA circular

Swiss SRB leverage ratio information

As of 31 December 2014, our fully applied total Swiss SRB leverage ratio was 4.1%, a slight decrease of 0.1 percentage points compared with 30 September 2014, driven by an increase in the leverage ratio denominator. On a phase-in basis, our total Swiss SRB leverage ratio was 5.4%, unchanged from 30 September 2014.

The LRD increased by CHF 17.5 billion to CHF 1,004.9 billion on a phase-in basis. Average on-balance sheet assets increased by CHF 45.4 billion, primarily due to higher positive replacement values and loans, mainly driven by the strengthening of the US dollar versus the Swiss franc. The increase in positive replacement values was partly offset by higher netting of derivative exposures. The current exposure method (CEM) add-on declined by CHF 3.3 billion as a result of lower notional values due to further trade novation of credit derivatives during the fourth quarter.

From a divisional perspective, the increase in our LRD was mainly attributable to exposure increases of CHF 13.2 billion in the Investment Bank, CHF 7.9 billion in Corporate Center – Core Functions, CHF 4.7 billion in Wealth Management Americas and CHF 3.8 billion in Wealth Management, partly offset by exposure reductions of CHF 12.1 billion in Corporate Center – Non-core and Legacy Portfolio.

è	Refer to the “Risk management and control” section of this report for more information on exposures held in Corporate Center – Non-core and Legacy Portfolio
è	Refer to the “Balance sheet” section of this report for more information on balance sheet movements

Swiss SRB leverage ratio requirements (phase-in)

	Swiss SRB leverage ratio (%)					Swiss SRB leverage ratio capital
CHF million, except where indicated	Requirement[1]		Actual[2,3]			Requirement	Actual[2,3]
	31.12.14		31.12.14	30.9.14	31.12.13	31.12.14	31.12.14	30.9.14	31.12.13
Base capital (common equity tier 1 capital)	1.0		1.0	1.0	0.8	9,647	9,647	9,478	8,593
Buffer capital (common equity tier 1 capital)	1.1	[4]	3.3	3.3	3.3	10,853	33,328	32,986	33,587
Progressive buffer capital (loss-absorbing capital)	0.6		1.1	1.1	0.6	5,965	11,398	10,923	5,665
Total	2.6		5.4	5.4	4.7	26,464	54,372	53,387	47,844
1  Requirements for base capital (24% of 4%), buffer capital (24% of 4.5%) and progressive buffer capital (24% of 2.5%).    2  Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.    3  During the transition period until end of 2017, high-trigger loss-absorbing capital (LAC) can be included in the progressive buffer.    4  CET1 capital can be substituted by high-trigger loss-absorbing capital up to 0.4% in 2014.

96

Risk and treasury management

Swiss SRB leverage ratio

CHF million, except where indicated	Average 4Q14	Average 3Q14	Average 4Q13[3]
Total on-balance sheet assets[1]	1,038,828	993,411	1,022,209
Netting of securities financing transactions	(6,141)	(6,036)	(1,537)
Netting of derivative exposures	(184,265)	(162,052)	(206,807)
Current exposure method (CEM) add-on for derivative exposures	63,385	66,654	105,352
Off-balance sheet items	88,750	88,949	96,256
of which: commitments and guarantees – unconditionally cancellable (10%)	17,212	17,437	21,538
of which: commitments and guarantees – other than unconditionally cancellable (100%)	71,538	71,512	74,719
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	19,184	19,113	17,878
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)	(14,879)	(12,712)	(10,428)
Total adjusted exposure (“leverage ratio denominator”), phase-in2	1,004,862	987,327	1,022,924
Additional items deducted from Swiss SRB tier 1 capital, fully applied (at period-end)	(7,011)	(6,658)	(7,617)
Total adjusted exposure (“leverage ratio denominator”), fully applied[2]	997,850	980,669	1,015,306

	As of
	31.12.14	30.9.14	31.12.13
Common equity tier 1 capital (phase-in)	42,975	42,464	42,179
Loss-absorbing capital (phase-in)	11,398	10,923	5,665
Common equity tier 1 capital including loss-absorbing capital	54,372	53,387	47,844
Swiss SRB leverage ratio phase-in (%)	5.4	5.4	4.7

	As of
	31.12.14	30.9.14	31.12.13
Common equity tier 1 capital (fully applied)	29,089	30,047	28,908
Loss-absorbing capital (fully applied)	11,865	10,923	5,665
Common equity tier 1 capital including loss-absorbing capital	40,954	40,969	34,573
Swiss SRB leverage ratio fully applied (%)	4.1	4.2	3.4

1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2013 for more information on the regulatory scope of consolidation.    2  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions and for OTC derivatives with a qualifying central counterparty.    3  Comparative figures in this table have been restated to reflect the adoption of “Amendments to IAS 32.” This change had no material impact on the leverage ratio. Refer to “Note 1 Basis of accounting” in the “Financial information” section of our first quarter 2014 report on the adoption of “Amendments to IAS 32.”

97

Capital management

Swiss SRB leverage ratio denominator by reporting segment

	Average 4Q14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total LRD
Total on-balance sheet assets[1]	121.0	54.1	143.8	3.7	290.8	255.8	169.6	1,038.8
Netting of securities financing transactions	0.0	0.0	0.0	0.0	(2.1)	(4.0)	0.0	(6.1)
Netting of derivative exposures	(0.2)	0.0	(0.3)	0.0	(81.3)	3.4	(105.9)	(184.3)
Current exposure method (CEM) add-on for derivative exposures	1.3	0.0	1.1	0.0	35.5	0.1	25.3	63.4
Off-balance sheet items	9.5	9.0	21.2	0.0	44.5	0.0	4.4	88.7
of which: commitments and guarantees – unconditionally cancellable (10%)	5.5	8.0	3.4	0.0	0.3	0.0	0.0	17.2
of which: commitments and guarantees – other than unconditionally cancellable (100%)	4.0	1.0	17.8	0.0	44.2	0.0	4.4	71.5
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.6	0.2	0.1	11.2	0.9	0.3	0.0	19.2
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)						(14.9)		(14.9)
Total adjusted exposure (“leverage ratio denominator”),phase-in2	138.3	63.3	165.9	14.9	288.3	240.8	93.4	1,004.9
Additional items deducted from Swiss SRB tier 1 capital, fully applied (at period-end)						(7.0)		(7.0)
Total adjusted exposure (“leverage ratio denominator”),fully applied[2]	138.3	63.3	165.9	14.9	288.3	233.8	93.4	997.9

1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2013 for more information on the regulatory scope of consolidation.    2  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

	Average 3Q14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total LRD
Total on-balance sheet assets[1]	117.1	49.9	143.9	3.5	255.7	246.2	177.2	993.4
Netting of securities financing transactions	0.0	(0.1)	0.0	0.0	(1.9)	(4.0)	0.0	(6.0)
Netting of derivative exposures	(0.1)	0.0	(0.2)	0.0	(56.6)	3.0	(108.2)	(162.1)
Current exposure method (CEM) add-on for derivative exposures	1.2	0.0	1.4	0.0	32.8	0.0	31.2	66.7
Off-balance sheet items	9.8	8.5	21.1	0.1	44.2	0.0	5.3	88.9
of which: commitments and guarantees – unconditionally cancellable (10%)	5.7	7.7	3.8	0.0	0.3	0.0	0.0	17.4
of which: commitments and guarantees – other than unconditionally cancellable (100%)	4.1	0.9	17.3	0.1	43.9	0.0	5.3	71.5
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.5	0.2	0.1	11.1	0.9	0.3	0.0	19.1
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)						(12.7)		(12.7)
Total adjusted exposure (“leverage ratio denominator”), phase-in2	134.5	58.6	166.2	14.6	275.1	232.9	105.5	987.3
Additional items deducted from Swiss SRB tier 1 capital, fully applied (at period-end)						(6.7)		(6.7)
Total adjusted exposure (“leverage ratio denominator”), fully applied[2]	134.5	58.6	166.2	14.6	275.1	226.2	105.5	980.7

1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2013 for more information on the regulatory scope of consolidation.    2  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

98

Risk and treasury management

Swiss SRB leverage ratio denominator by reporting segment (continued)

	Average 4Q13[3]
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total LRD
Total on-balance sheet assets[1]	104.9	45.3	142.8	4.0	245.5	245.3	234.6	1,022.2
Netting of securities financing transactions	0.0	0.0	0.0	0.0	(1.1)	(0.4)	0.0	(1.5)
Netting of derivative exposures	(0.1)	0.0	(0.3)	0.0	(53.5)	(0.2)	(152.8)	(206.8)
Current exposure method (CEM) add-on for derivative exposures	1.2	0.0	1.1	0.0	34.4	0.0	68.6	105.4
Off-balance sheet items	9.6	11.7	21.1	0.0	44.2	0.0	9.6	96.3
of which: commitments and guarantees – unconditionally cancellable (10%)	5.9	11.0	4.2	0.0	0.4	0.0	0.0	21.5
of which: commitments and guarantees – other than unconditionally cancellable (100%)	3.7	0.6	16.9	0.0	43.9	0.0	9.6	74.7
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.6	0.2	0.0	10.0	0.9	0.2	0.0	17.9
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)						(10.4)		(10.4)
Total adjusted exposure (“leverage ratio denominator”), phase-in2	122.1	57.2	164.7	14.0	270.3	234.5	160.0	1,022.9
Additional items deducted from Swiss SRB tier 1 capital, fully applied (at period-end)						(7.6)		(7.6)
Total adjusted exposure (“leverage ratio denominator”),fully applied[2]	122.1	57.2	164.7	14.0	270.3	226.9	160.0	1,015.3

1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2013 for more information on the regulatory scope of consolidation.    2  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.     3  Comparative figures in this table have been restated to reflect the adoption of “Amendments to IAS 32.” This change had no material impact on the leverage ratio. Refer to “Note 1 Basis of accounting” in the “Financial information” section of our first quarter 2014 report on the adoption of “Amendments to IAS 32.”

99

Capital management

Equity attribution and return on attributed equity

The equity attribution framework reflects our objectives of maintaining a strong capital base and managing performance, by guiding each business towards activities that appropriately balance profit potential, risk and capital usage. This framework, which includes some forward-looking elements, enables us to integrate Group-wide capital management activities with those at a business division level and to calculate and assess return on attributed equity (RoAE) for each of our business divisions.

Tangible equity is attributed to our business divisions by applying a weighted-driver approach that combines phase-in Basel III capital requirements with internal models to determine the amount of capital required to cover each business division’s risk.

Risk-weighted assets (RWA) and leverage ratio denominator (LRD) usage are converted to their common equity tier 1 (CET1) equivalents based on capital ratios as targeted by industry peers. Risk-based capital (RBC) is converted to its CET1 equivalent based on a conversion factor that considers the amount of RBC exposure covered by loss-absorbing capital. In addition to tangible equity, we allocate equity to support goodwill and intangible assets as well as certain Basel III capital deduction items. The amount of equity attributed to all business divisions and Corporate Center corresponds to the amount we believe is required to maintain a strong capital base and to support our businesses adequately, and it can differ from the Group’s actual equity during a given period.

è	Refer to the “Risk management and control” section of our Annual Report 2013 for more information on risk-based capital

As of 1 January 2015, the equity attribution framework will be based on fully-applied Basel III capital requirements to recognize the increased focus on fully-applied capital. This change increases the equity required to underpin certain Basel III capital deductions, primarily related to deferred tax assets (DTA). Further, to align attributed equity with Group capital targets, the total attributed equity will be determined based on the maximum of the CET1 levels resulting from RWA, LRD and post-stress CET1 capital ratio. These changes are expected to contribute to an overall increase in average attributed equity for Corporate Center – Core Functions. We expect that this will reduce the difference between average equity attributable to UBS Group AG shareholders and average equity attributed to the business divisions and Corporate Center.

Average total equity attributed to the business divisions and Corporate Center was CHF 39.2 billion in the fourth quarter of 2014, a decrease of CHF 0.3 billion compared with the prior quarter. This decrease was primarily due to lower attributed equity in Corporate Center – Non-core and Legacy Portfolio, reflecting further reductions in projected consumption, mainly related to RWA and the LRD.

Average equity attributable to UBS Group AG shareholders increased to CHF 50.8 billion in the fourth quarter from CHF 50.2 billion in the prior quarter. The difference between average equity attributable to UBS Group AG shareholders and average equity attributed to the business divisions and Corporate Center increased to CHF 11.6 billion in the fourth quarter from CHF 10.7 billion in the prior quarter. This difference mainly results from holding higher levels of equity than required under the Basel III phase-in rules.

The return on equity (RoE) for the Group increased to 7.6% in the fourth quarter of 2014 from 6.1% in the prior quarter largely due to an increase in net profit attributable to UBS Group AG shareholders. The Group’s RoE was lower than the average RoAE of the business divisions due to the negative RoAE of the Corporate Center and the fact that more equity was attributable to UBS Group AG shareholders than the total equity attributed to the business divisions and Corporate Center.

100

Risk and treasury management

Average attributed equity

	For the quarter ended			Year ended
CHF billion	31.12.14	30.9.14	31.12.13	31.12.14	31.12.13
Wealth Management	3.5	3.4	3.4	3.4	3.5
Wealth Management Americas	2.7	2.7	2.7	2.7	2.8
Retail & Corporate	4.0	4.1	3.8	4.1	4.1
Global Asset Management	1.7	1.7	1.7	1.7	1.8
Investment Bank	7.5	7.4	7.8	7.6	8.0
Corporate Center	19.8	20.2	21.4	20.5	23.3
of which: Core Functions	15.8	15.6	13.7	15.5	12.5
of which: Group items[1]	11.4	11.3	9.5	11.3	8.6
of which: Non-core and Legacy Portfolio	4.0	4.6	7.7	4.9	10.8
Average equity attributed to the business divisions and Corporate Center	39.2	39.5	40.8	39.9	43.5
Difference	11.6	10.7	6.9	9.8	3.7
Average equity attributable to UBS Group AG shareholders	50.8	50.2	47.7	49.7	47.2

1  Group items within the Corporate Center carries common equity not allocated to the business divisions, reflecting equity that we have targeted above a 10% common equity tier 1 ratio. In addition, this includes attributed equity for PaineWebber goodwill and intangible assets, for centrally held risk-based capital items and for certain Basel III capital deduction items.

Return on attributed equity and return on equity 1

	For the quarter ended			Year ended
In %	31.12.14	30.9.14	31.12.13	31.12.14	31.12.13
Wealth Management	73.8	83.2	55.4	67.9	64.2
Wealth Management Americas	31.3	35.0	34.1	33.6	30.9
Retail & Corporate	34.0	41.6	34.9	36.7	35.6
Global Asset Management	20.0	36.2	30.6	27.5	32.0
Investment Bank	19.6	(69.4)	15.2	1.2	28.7
Corporate Center – Core Functions	(9.8)	(4.9)	(16.5)	(4.7)	(14.8)
Corporate Center – Non-core and Legacy Portfolio	(72.5)	(52.4)	(23.2)	(39.9)	(21.4)
UBS Group	7.6	6.1	7.7	7.2	6.7

1  Return on attributed equity shown for the business divisions and Corporate Center and return on equity shown for UBS Group.

101

UBS shares

UBS shares

UBS Group AG shares

As of 31 December 2014, shares issued by UBS Group AG totaled 3,717,128,324 shares, reflecting 3,716,910,207 UBS AG shares that were tendered as part of the share-for-share exchange offer or privately exchanged into UBS Group AG shares and an additional 218,117 shares that were issued upon exercise of employee share options after the transfer of deferred compensation plans to UBS Group AG. For the purpose of acquiring UBS AG shares, UBS Group AG’s Board of Directors is authorized until 26 November 2016 to increase the share capital of the company by a maximum of 127,650,706 registered shares.

UBS Group AG shares are registered shares with a par value of CHF 0.10 per share. They are traded and settled as global registered shares. Global registered shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange on which they are traded. UBS Group AG shares have been listed on the SIX Swiss Exchange (SIX) since 28 November 2014 and also began regular way trading on the New York Stock Exchange (NYSE) on the same date.

è	Refer to the “The new legal structure of UBS Group” section of this report for more information on the establishment of UBS Group AG

UBS AG shares

As of 31 December 2014, shares issued by UBS AG totaled 3,844,560,913 shares, of which 2,115,255 were held as treasury shares, 3,716,910,207 were held by UBS Group AG and 125,535,451 were held by non-controlling shareholders. The treasury shares and shares held by non-controlling shareholders, totaling a combined 127,650,706 shares, represent UBS AG shares which were not exchanged into UBS Group AG shares as of 31 December 2014.

UBS AG shares issued increased by 224,911 shares in the fourth quarter due to the exercise of employee share options prior to the transfer of deferred compensation plans to UBS Group AG.

UBS AG shares are registered shares with a par value of CHF 0.10 per share. UBS AG shares were delisted from the NYSE on 17 January 2015. The shares are currently listed on the SIX, however they will be delisted upon the completion of either a squeeze-out procedure according to the Swiss Stock Exchanges and Securities Trading Act or a squeeze-out merger of UBS AG into a subsidiary according to the Swiss Merger Act.

102

Risk and treasury management

UBS shares

	UBS Group AG					UBS AG
	As of			% change from		As of		% change from
	31.12.14	30.9.14	31.12.13	30.9.14	31.12.14	30.9.14	31.12.13	30.9.14

Shares outstanding
Shares issued	3,717,128,324				3,844,560,913	3,844,336,002	3,842,002,069	0
Treasury shares	87,871,737				2,115,255	90,688,181	73,800,252	(98)
Shares outstanding	3,629,256,587				3,842,445,658	3,753,647,821	3,768,201,817	2
of which: held by UBS Group AG					3,716,910,207
of which: held by non-controlling interests					125,535,451

	UBS Group AG (consolidated)[1]					UBS AG (consolidated)
	As of or for the quarter ended			% change from		As of or for the quarter ended		% change from
	31.12.14	30.9.14	31.12.13	30.9.14	31.12.14	30.9.14	31.12.13	30.9.14

Earnings per share (CHF)[2]
Basic	0.27	0.20	0.24	35	0.26	0.20	0.24	30
Diluted	0.26	0.20	0.24	30	0.26	0.20	0.24	30

Shareholders’ equity (CHF million)
Equity attributable to UBS shareholders	50,716	50,824	48,002	0	52,220	50,824	48,002	3
Less: goodwill and intangible assets[3]	6,564	6,590	6,293	0	6,785	6,590	6,293	3
Tangible equity attributable to UBS shareholders	44,152	44,234	41,709	0	45,435	44,234	41,709	3

Book value per share (CHF)
Total book value per share	13.97	13.54	12.74	3	13.59	13.54	12.74	0
Tangible book value per share	12.17	11.78	11.07	3	11.82	11.78	11.07	0

Market capitalization and share price
Share price (CHF)	17.09	16.66	16.92	3	16.45	16.66	16.92	(1)
Market capitalization (CHF million)[4]	63,526	64,047	65,007	(1)	63,243	64,047	65,007	(1)

1  As UBS Group AG (consolidated) is considered to be the continuation of UBS AG (consolidated), comparative period information is the same for both.    2  Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information on UBS Group AG (consolidated) EPS.    3  Goodwill and intangible assets used in the calculation of tangible equity attributable to UBS Group AG shareholders as of 31 December 2014 have been adjusted to reflect the non-controlling interests in UBS AG as of that date.    4  Market capitalization is calculated based on the total shares issued multiplied by the share price at period end.

103

UBS shares

Ticker symbols UBS Group AG

Trading exchange	SIX/NYSE	Bloomberg	Reuters
SIX Swiss Exchange	UBSG	UBSG VX	UBSG.VX
New York Stock Exchange	UBS	UBS UN	UBS.N

Security identification codes
ISIN			CH0244767585
Valoren			24 476 758
Cusip			CINS H42097 10 7

Ticker symbols UBS AG

Trading exchange	SIX	Bloomberg	Reuters

SIX Swiss Exchange	UBSN	UBSN SW	UBSN.S

Security identification codes
ISIN			CH0024899483
Valoren			2 489 948
Cusip			CINS H89231 33 8

104

Financial information Unaudited

	Interim consolidated financial statements UBS Group AG (unaudited)

107	Income statement
108	Statement of comprehensive income
110	Balance sheet
112	Statement of changes in equity

115	1	Basis of accounting
118	2	Segment reporting
120	3	Net interest and trading income
121	4	Net fee and commission income
121	5	Other income
121	6	Personnel expenses
122	7	General and administrative expenses
122	8	Income taxes
123	9	Earnings per share (EPS) and shares outstanding
124	10	Fair value measurement
129	11	Other assets and liabilities
130	12	Provisions and contingent liabilities
140	13	Changes in organization
141	14	Currency translation rates
142	15	Events after the reporting period

Supplemental financial information (unaudited) for UBS Group AG (standalone), UBS AG (consolidated), UBS AG (standalone) and UBS Limited (standalone)

UBS Group AG (standalone) financial information

144	Income statement
144	Balance sheet
145	Basis of accounting

UBS AG (consolidated) financial information

146	Key figures
147	Income statement
148	Statement of comprehensive income
150	Balance sheet
151	Basis of accounting
153	Capital information

UBS AG (standalone) financial information

156	Income statement
157	Balance sheet
158	Basis of accounting
158	Capital information

UBS Limited (standalone) financial information

161	Income statement
161	Statement of comprehensive income
162	Balance sheet
163	Basis of accounting
164	Capital information

Financial information

Interim consolidated financial statements

UBS Group AG (unaudited)

Income statement

		For the quarter ended			% change from		Year ended
CHF million, except per share data	Note	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13
Interest income	3	3,314	3,352	2,965	(1)	12	13,194	13,137
Interest expense	3	(1,447)	(1,478)	(1,419)	(2)	2	(6,639)	(7,351)
Net interest income	3	1,866	1,874	1,546	0	21	6,555	5,786
Credit loss (expense)/recovery		(60)	(32)	(15)	88	300	(78)	(50)
Net interest income after credit loss expense		1,807	1,842	1,531	(2)	18	6,477	5,736
Net fee and commission income	4	4,396	4,273	4,096	3	7	17,076	16,287
Net trading income	3	438	700	604	(37)	(27)	3,842	5,130
Other income	5	106	61	75	74	41	632	580
Total operating income		6,746	6,876	6,307	(2)	7	28,027	27,732
Personnel expenses	6	3,732	3,739	3,660	0	2	15,280	15,182
General and administrative expenses	7	2,235	3,468	1,956	(36)	14	9,253	8,380
Depreciation and impairment of property and equipment		219	203	221	8	(1)	817	816
Amortization and impairment of intangible assets		23	20	22	15	5	83	83
Total operating expenses		6,208	7,430	5,858	(16)	6	25,433	24,461
Operating profit/(loss) before tax		538	(554)	449		20	2,595	3,272
Tax expense/(benefit)	8	(493)	(1,317)	(470)	(63)	5	(1,158)	(110)
Net profit/(loss)		1,031	763	919	35	12	3,752	3,381
Net profit/(loss) attributable to preferred noteholders		31	0	0			142	204
Net profit/(loss) attributable to non-controlling interests		36	1	2			39	5
Net profit/(loss) attributable to UBS Group AG shareholders		963	762	917	26	5	3,571	3,172

Earnings per share (CHF)
Basic	9	0.27	0.20	0.24	35	13	0.96	0.84
Diluted	9	0.26	0.20	0.24	30	8	0.94	0.83

107

Interim consolidated financial statements UBS Group AG (unaudited)

Statement of comprehensive income

	For the quarter ended			Year ended
CHF million	31.12.14	30.9.14	31.12.13	31.12.14	31.12.13

Comprehensive income attributable to UBS Group AG shareholders
Net profit/(loss)	963	762	917	3,571	3,172

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	687	1,201	(207)	1,800	(440)
Foreign exchange amounts reclassified to the income statement from equity	2	1	24	2	(36)
Income tax relating to foreign currency translation movements	(1)	(7)	1	(7)	5
Subtotal foreign currency translation, net of tax	687	1,195	(182)	1,795	(471)
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale, before tax	148	(1)	(18)	335	(57)
Impairment charges reclassified to the income statement from equity	17	52	5	75	41
Realized gains reclassified to the income statement from equity	(68)	(46)	(61)	(243)	(265)
Realized losses reclassified to the income statement from equity	6	12	40	25	56
Income tax relating to net unrealized gains/(losses) on financial investments available-for-sale	(25)	(1)	13	(51)	71
Subtotal financial investments available-for-sale, net of tax	79	15	(20)	141	(154)
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	654	237	(72)	2,068	(652)
Net (gains)/losses reclassified to the income statement from equity	(329)	(283)	(297)	(1,185)	(1,261)
Income tax relating to cash flow hedges	(71)	8	75	(195)	393
Subtotal cash flow hedges, net of tax	254	(38)	(294)	689	(1,520)
Total other comprehensive income that may be reclassified to the income statement, net of tax	1,021	1,173	(496)	2,625	(2,145)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains/(losses) on defined benefit plans, before tax	(814)	(1,097)	(74)	(1,410)	1,178
Income tax relating to defined benefit plans	162	207	35	238	(239)
Subtotal defined benefit plans, net of tax	(652)	(889)	(39)	(1,172)	939
Property revaluation surplus
Gains on property revaluation, before tax	0	0	0	0	0
Net (gains)/losses reclassified to retained earnings	0	0	(6)	0	(6)
Income tax relating to gains on property revaluation	0	0	0	0	0
Subtotal changes in property revaluation surplus, net of tax	0	0	(6)	0	(6)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(652)	(889)	(45)	(1,172)	933

Total other comprehensive income	368	283	(541)	1,453	(1,211)
Total comprehensive income attributable to UBS Group AG shareholders	1,331	1,046	376	5,025	1,961

108

Financial information

Statement of comprehensive income (continued)

	For the quarter ended			Year ended
CHF million	31.12.14	30.9.14	31.12.13	31.12.14	31.12.13

Comprehensive income attributable to preferred noteholders
Net profit/(loss)	31	0	0	142	204
Other comprehensive income
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	11	83	(13)	80	355
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	11	83	(13)	80	355
Total other comprehensive income that will not be reclassified to the income statement, net of tax	11	83	(13)	80	355
Total comprehensive income attributable to preferred noteholders	42	83	(13)	221	559

Comprehensive income attributable to non-controlling interests
Net profit/(loss)	36	1	2	39	5
Other comprehensive income
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	78	1	0	80	(1)
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	78	1	0	80	(1)
Gains/(losses) on defined benefit plans, before tax	(44)	0	0	(44)	0
Income tax relating to defined benefit plans	8	0	0	8	0
Subtotal defined benefit plans, net of tax	(36)	0	0	(36)	0
Total other comprehensive income that will not be reclassified to the income statement, net of tax	42	1	0	44	(1)
Other comprehensive income that may be reclassified to the income statement
Other comprehensive income that may be reclassified to the income statement, before tax	5	0	0	5	0
Income tax relating to other comprehensive income that may be reclassified to the income statement	(2)	0	0	(2)	0
Other comprehensive income that may be reclassified to the income statement, net of tax	3	0	0	3	0
Total other comprehensive income that may be reclassified to the income statement, net of tax	3	0	0	3	0
Total other comprehensive income	45	1	0	47	(1)
Total comprehensive income attributable to non-controlling interests	81	2	2	86	4

Total comprehensive income
Net profit/(loss)	1,031	763	919	3,752	3,381
Other comprehensive income	424	368	(553)	1,580	(857)
of which: other comprehensive income that may be reclassified to the income statement	1,024	1,173	(496)	2,628	(2,145)
of which: other comprehensive income that will not be reclassified to the income statement	(599)	(805)	(57)	(1,048)	1,288
Total comprehensive income	1,455	1,131	366	5,332	2,524

109

Interim consolidated financial statements UBS Group AG (unaudited)

Balance sheet

					% change from
CHF million	Note	31.12.14	30.9.14	31.12.13	30.9.14	31.12.13

Assets
Cash and balances with central banks		104,073	108,745	80,879	(4)	29
Due from banks		13,334	13,991	13,874	(5)	(4)
Cash collateral on securities borrowed		24,063	26,020	27,496	(8)	(12)
Reverse repurchase agreements		68,414	68,050	91,563	1	(25)
Trading portfolio assets	10	138,156	130,413	122,848	6	12
of which: assets pledged as collateral which may be sold or repledged by counterparties		56,018	49,322	42,449	14	32
Positive replacement values	10	256,978	247,580	254,084	4	1
Cash collateral receivables on derivative instruments		30,979	29,863	26,548	4	17
Financial assets designated at fair value	10	4,951	5,507	7,364	(10)	(33)
Loans		315,757	310,262	286,959	2	10
Financial investments available-for-sale	10	57,159	55,956	59,525	2	(4)
Investments in associates		927	896	842	3	10
Property and equipment		6,854	6,651	6,006	3	14
Goodwill and intangible assets		6,785	6,590	6,293	3	8
Deferred tax assets		11,038	10,074	8,845	10	25
Other assets	11	22,988	24,301	20,228	(5)	14
Total assets		1,062,456	1,044,899	1,013,355	2	5

110

Financial information

Balance sheet (continued)

					% change from
CHF million	Note	31.12.14	30.9.14	31.12.13	30.9.14	31.12.13

Liabilities
Due to banks		10,492	11,796	12,862	(11)	(18)
Cash collateral on securities lent		9,180	9,241	9,491	(1)	(3)
Repurchase agreements		11,818	13,991	13,811	(16)	(14)
Trading portfolio liabilities	10	27,958	28,434	26,609	(2)	5
Negative replacement values	10	254,101	244,029	248,079	4	2
Cash collateral payables on derivative instruments		42,372	38,045	44,507	11	(5)
Financial liabilities designated at fair value	10	75,297	70,725	69,901	6	8
Due to customers		410,207	401,786	390,825	2	5
Debt issued		91,207	98,917	81,586	(8)	12
Provisions	12	4,232	4,818	2,971	(12)	42
Other liabilities	11	71,112	70,293	62,777	1	13
Total liabilities		1,007,976	992,072	963,419	2	5

Equity
Share capital		372	384	384	(3)	(3)
Share premium		32,590	33,449	33,952	(3)	(4)
Treasury shares		(1,393)	(1,440)	(1,031)	(3)	35
Equity classified as obligation to purchase own shares		(1)	(5)	(46)	(80)	(98)
Retained earnings		22,242	22,697	20,608	(2)	8
Other comprehensive income recognized directly in equity, net of tax		(3,093)	(4,262)	(5,866)	(27)	(47)
Equity attributable to UBS Group AG shareholders		50,716	50,824	48,002	0	6
Equity attributable to preferred noteholders		0	1,962	1,893	(100)	(100)
Equity attributable to non-controlling interests		3,764	41	41
Total equity		54,480	52,828	49,936	3	9
Total liabilities and equity		1,062,456	1,044,899	1,013,355	2	5

111

Interim consolidated financial statements UBS Group AG (unaudited)

Statement of changes in equity

CHF million	Share capital	Share premium	Treasury shares	Equity classified as obligation to purchase own shares	Retained earnings	Other comprehensive income recognized directly in equity, net of tax[1]
Balance as of 1 January 2013	384	33,898	(1,071)	(37)	16,491	(3,715)
Issuance of share capital	1
Acquisition of treasury shares			(846)
Disposition of treasury shares			887
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		203
Premium on shares issued and warrants exercised		30
Employee share and share option plans		305
Tax (expense)/benefit recognized in share premium		91
Dividends		(564)[2]
Equity classified as obligation to purchase own shares – movements				(9)
Preferred notes
New consolidations and other increases/(decreases)					6
Deconsolidations and other decreases		(11)
Total comprehensive income for the period					4,111	(2,151)
of which: Net profit/(loss)					3,172
of which: Other comprehensive income that may be reclassified to the income statement, net of tax						(2,145)
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans					939
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 December 2013	384	33,952	(1,031)	(46)	20,608	(5,866)
Issuance of share capital	0
Acquisition of treasury shares			(918)
Disposition of treasury shares			519
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		24
Premium on shares issued and warrants exercised		3
Employee share and share option plans		619
Tax (expense)/benefit recognized in share premium		3
Dividends		(938)[2]
Equity classified as obligation to purchase own shares – movements				45
Preferred notes
New consolidations and other increases/(decreases)
Deconsolidations and other decreases
Total comprehensive income for the period					2,400	2,625
of which: Net profit/(loss)					3,571
of which: Other comprehensive income that may be reclassified to the income statement, net of tax						2,625
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans					(1,172)
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Changes to our legal structure/reorganization:
Effect of establishment of UBS Group AG	(37)	(3,078)			(2,219)	366
Changes to our legal structure/reorganization:
Increase in UBS Group AG’s ownership interest in UBS AG	24	2,006	37		1,452	(218)
Balance as of 31 December 2014	372	32,590	(1,393)	(1)	22,242	(3,093)

1  Excludes defined benefit plans that are recorded directly in retained earnings.    2  Reflects the payment of CHF 0.25 (2013: CHF 0.15) per share of CHF 0.10 par value out of capital contribution reserve of UBS AG (standalone).

112

Financial information

of which: Foreign currency translation	of which: Financial investments available- for-sale	of which: Cash flow hedges	Total equity attributable to UBS Group AG shareholders	Preferred noteholders	Non- controlling interests	Total equity
(6,954)	249	2,983	45,949	3,109	42	49,100
			1			1
			(846)			(846)
			887			887
			203			203
			30			30
			305			305
			91			91
			(564)	(204)	(6)	(773)
			(9)			(9)
			0	(1,572)		(1,572)
			6			6
			(11)	0		(11)
(471)	(154)	(1,520)	1,961	559	4	2,524
			3,172	204	5	3,381
(471)	(154)	(1,520)	(2,145)			(2,145)
			939			939
			0	355	(1)	355
(7,425)	95	1,463	48,002	1,893	41	49,936
			0			0
			(918)			(918)
			519			519
			24			24
			3			3
			619			619
			3			3
			(938)	(142)	(4)	(1,084)
			45			45
			0	1		1
			0		1	1
			0			0
1,795	141	689	5,025	221	86	5,332
			3,571	142	39	3,752
1,795	141	689	2,625		3	2,628
			(1,172)		(36)	(1,208)
			0	80	80	160
593	(25)	(203)	(4,968)	(1,974)	6,942	0
(369)	16	135	3,302		(3,302)	0
(5,406)	228	2,084	50,716	0	3,764	54,480

113

114

Financial information

Notes to the UBS Group AG interim

consolidated financial statements

Note 1 Basis of accounting

The consolidated financial statements (the Financial Statements) of UBS Group AG and its subsidiaries (together “UBS” or “the Group”) are prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS Group AG is incorporated. However, these interim Financial Statements have not been prepared in accordance with IAS 34, Interim Financial Reporting because they do not include a statement of cash flows and certain explanatory notes. This information will be included in UBS Group AG’s annual Financial Statements for the period ended 31 December 2014.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the UBS AG consolidated annual Financial Statements for the period ended 31 December 2013, except for the changes described below and those identified in Note 1 Basis of accounting in the Financial information sections of UBS AG’s first and third quarter 2014 reports: in particular the adoption of Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation) on 1 January 2014, which resulted in a restatement of prior year balance sheet comparatives. These interim Financial Statements are unaudited and should be read in conjunction with UBS AG’s audited consolidated Financial Statements included in the Annual Report 2013. In the opinion of management, all necessary adjustments were made for a fair presentation of the Group’s financial position and results of operations.

Preparation of these interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to item 2 of Note 1a) Significant accounting policies in UBS AG’s Annual Report 2013.

Establishment of UBS Group AG as the holding company of the UBS Group

During 2014, UBS Group AG was established as the holding company of the Group. This change is intended, along with other measures already announced, to substantially improve the resolvability of the UBS Group in response to evolving “too-big-to-fail” regulatory requirements.

UBS Group AG was incorporated on 10 June 2014 as a wholly owned subsidiary of UBS AG. On 29 September 2014, UBS Group AG launched an offer to acquire all the issued ordinary shares of UBS AG in exchange for registered shares of UBS Group AG on a one-for-one basis. Following the exchange offer and subsequent private exchanges on a one-for-one basis with various shareholders and banks in Switzerland and elsewhere outside the United States, UBS Group AG acquired 96.68% of UBS AG shares by 31 December 2014, becoming the holding company of the UBS Group and the parent company of UBS AG.

The consolidated financial statements of UBS Group AG were prepared as a continuation of the consolidated financial statements of UBS AG, applying the same accounting policies under International Financial Reporting Standards (IFRS). The comparative information reflects the consolidated financial statements of UBS AG, as previously published, except for certain voluntary changes in accounting policy and presentation that are unrelated to the establishment of UBS Group AG, as described in this Note under Removing exchange-traded derivative client cash balances from UBS Group AG’s consolidated balance sheet and Statement of changes in equity – presentation of defined benefit plans.

As a result of the share-for-share exchange, UBS Group AG recognized equity attributable to non-controlling interests in relation to UBS AG shares held by third parties, in its consolidated balance sheet and statement of changes in equity. Subsequent to the share-for-share exchange, UBS Group AG recognized net profit and other comprehensive income attributable to non-controlling interests relating to those UBS AG shares in its consolidated income statement and statement of comprehensive income.

In prior years, UBS AG issued subordinated notes, also referred to as preferred notes, to structured entities which are not consolidated under IFRS. All but one of the preferred notes, which is presented as a liability, contain no contractual obligation to deliver cash, and, therefore, were classified as equity instruments. Prior to the share-for-share exchange, these preferred notes were presented as Equity attributable to preferred noteholders on the consolidated balance sheet and statement of changes in equity of UBS AG. Distributions on these preferred notes were presented as Net profit attributable to preferred noteholders in the consolidated income statement and statement of comprehensive income. Following the share-for-share exchange, these preferred notes are presented as Equity attributable to non-controlling interests on the consolidated balance sheet and statement of changes in equity. Future distributions on these preferred notes will be presented as Net profit attributable to non-controlling interests in the consolidated income statement and statement of comprehensive income.

In accordance with the terms of these preferred notes, the share-for-share exchange resulted in accruals for future distribution to preferred noteholders of CHF 31 million, which is presented as Net profit attributable to preferred noteholders in the consolidated income statement and statement of comprehensive income.

The impact of establishing UBS Group AG on total equity attributable to UBS Group AG shareholders, equity attributable to non-controlling interests and equity attributable to preferred noteholders is presented in the consolidated statement of changes in equity.

Transfer of deferred compensation plans

As part of the Group reorganization, in the fourth quarter 2014, UBS Group AG assumed all obligations of UBS AG as “grantor” in connection with outstanding awards under employee share, option, notional fund and deferred cash plans. At the same time, UBS Group AG acquired the beneficial ownership of the financial assets and 91 million treasury shares of UBS Group AG held to hedge the economic exposure arising from these plans. Obligations relating to these deferred compensation plans’ awards, which are required to be, and have been, granted by a separate UBS subsidiary or local employing entity, have not been assumed by UBS Group AG and will continue on this basis. Furthermore, obligations related to other compensation vehicles, such as defined benefit pension plans and other local awards, have not been assumed by UBS Group AG and are retained by the relevant employing and/or sponsoring entities. There was no change to the consolidated assets, liabilities, equity, income or expenses of UBS Group AG as a result of the transfer.

115

Notes to the interim consolidated financial statements UBS Group AG

Note 1 Basis of accounting (continued)

Removing exchange-traded derivative client cash balances from UBS Group AG’s consolidated balance sheet

UBS collects cash and securities collateral, in the form of initial and variation margin, from its clients and remits them to central counterparties (CCPs), brokers and deposit banks through its exchange-traded derivative (ETD) clearing and execution services. In the fourth quarter of 2014, the Group changed its accounting policy with respect to recognizing cash initial margin collected and remitted (together, client cash balances) to more closely align with evolving market practices.

Specifically, if through contractual agreement or by regulation, (i) the Group is not permitted to reinvest client cash balances; (ii) interest paid by the CCP, broker or deposit bank on cash deposits forms part of the client cash balances with deductions being made solely as compensation for clearing and execution services provided; (iii) the Group does not guarantee and is not liable to the client for the performance of the CCP, broker or deposit bank; and (iv) the client cash balances are legally isolated from the Group’s estate, UBS concluded that it does not obtain benefits from or control client cash balances. Therefore, those amounts are not deemed to represent assets and corresponding liabilities of UBS Group AG and are no longer reflected within Cash collateral payables on derivative instruments for the amounts due to clients, Cash collateral receivables on derivative instruments in relation to amounts posted to CCP and Due from Banks for any amounts that are deposited at third party deposit banks. Cash collateral receivables on derivatives decreased by CHF 1.2 billion, Due from Banks decreased by CHF 3.0 billion and Cash collateral payables on derivatives decreased by CHF 4.2 billion as of 31 December 2014.

The comparative balance sheets as of 30 September 2014 and 31 December 2013 were restated with the effect presented in the table on the next page. A balance sheet as of the beginning of 2013 has not been presented because the change in policy was not deemed to have a material impact on the financial statements. There was no impact on total equity, net profit, earnings per share or on the Group’s Basel III capital.

116

Financial information

Note 1 Basis of accounting (continued)

Removing ETD client cash balances: effect on the balance sheet

CHF million	Balance as of 30.9.14 previously reported	Change in reported figures	Restated balance as of 30.9.14	Balance as of 31.12.13 previously reported	Change in reported figures	Restated balance as of 31.12.13

Total assets	1,049,258	(4,358)	1,044,899	1,018,374	(5,019)	1,013,355
of which: Due from banks	17,041	(3,050)	13,991	17,170	(3,296)	13,874
of which: Cash collateral receivables on derivative instruments	31,171	(1,308)	29,863	28,271	(1,723)	26,548

Total liabilities	996,430	(4,358)	992,072	968,438	(5,019)	963,419
of which: Cash collateral payables on derivative instruments	42,403	(4,358)	38,045	49,526	(5,019)	44,507

Total equity	52,828	0	52,828	49,936	0	49,936
Total liabilities and equity	1,049,258	(4,358)	1,044,899	1,018,374	(5,019)	1,013,355

Statement of changes in equity – presentation of defined benefit plans

In the fourth quarter of 2014, to align with market practice, the disclosure of defined benefit plan remeasurements in the balance sheet and statement of changes in equity was amended to present the year-to-date and life-to-date movements directly within Retained earnings, rather than as a separate component of other comprehensive income. The comparative balance sheet and statement of changes in equity as of 31 December 2013 were restated

to reflect this presentational change. Cumulative net income recognized directly in equity, net of tax as presented within the balance sheet and statement of changes in equity was renamed to Other comprehensive income recognized directly in equity, net of tax. In addition, further lines were added to the statement of changes in equity to separately disclose Net profit/(loss), Other comprehensive income that may be reclassified to the income statement and Other comprehensive income that will not be reclassified to the income statement.

117

Notes to the interim consolidated financial statements UBS Group AG

Note 2 Segment reporting

UBS’s internal accounting policies, which include management accounting policies and service level agreements, determine the revenues and expenses directly attributable to each reportable segment. Internal charges and transfer pricing adjustments are reflected in operating results of the reportable segments. Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are also reflected in the operating results of the reportable segments.

Revenue-sharing agreements are used to allocate external client revenues to reportable segments where several reportable segments are involved in the value-creation chain. Commissions are credited to the reportable segments based on the corresponding client relationship. Net interest income is generally allocated to the reportable segments based on their balance sheet positions. Assets and liabilities of the reportable segments are funded through and invested with Group Treasury within Corporate Center – Core Functions, and the net interest margin is reflected in the results of each reportable segment. Interest income earned from managing UBS’s consolidated equity is allocated to the reportable segments based on average attributed equity. Total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements.

Effective from 2014 onwards, each year, as part of the annual business planning cycle, Corporate Center – Core Functions agrees with the business divisions and Corporate Center – Non-core and Legacy Portfolio cost allocations for services at fixed amounts or at variable amounts based on fixed formulas, depending on capital and service consumption levels, as well as the nature of the services performed. Because actual costs incurred may differ from those expected, however, Corporate Center – Core Functions may recognize significant under or over-allocations depending on various factors. Each year these cost allocations will be reset, taking account of the prior years’ experience and plans for the forthcoming period. Until December 2013, the operating expenses of Corporate Center – Core Functions were allocated to the reportable segments based on internally determined allocation bases. These allocations were adjusted on a periodic basis and differences may have arisen between actual costs incurred and amounts recharged.

Segment balance sheet assets are based on a third-party view, i.e., the amounts do not include intercompany balances. This view is in line with internal reporting to management. Certain assets managed centrally by Corporate Center – Core Functions (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs and/or revenues are allocated. Specifically, certain assets are reported in Corporate Center – Core Functions, whereas the corresponding costs and/or revenues are entirely or partially allocated to the segments based on various internally determined allocations. Similarly, certain assets are reported in the business divisions, whereas the corresponding costs and/or revenues are entirely or partially allocated to Corporate Center – Core Functions.

118

Financial information

Note 2 Segment reporting (continued)

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center		UBS
CHF million						Core Functions	Non-core and Legacy Portfolio

For the year ended 31 December 2014
Net interest income	2,165	983	2,184	(11)	1,482	(347)	98	6,555
Non-interest income	5,736	6,001	1,653	1,912	6,862	308	(921)	21,550
Income[1]	7,902	6,984	3,836	1,902	8,343	(39)	(823)	28,105
Credit loss (expense)/recovery	(1)	15	(95)	0	2	0	2	(78)
Total operating income	7,901	6,998	3,741	1,902	8,346	(39)	(821)	28,027
Personnel expenses	3,369	4,802	1,363	887	4,065	423	371	15,280
General and administrative expenses	1,937	1,109	859	516	3,903	245	684	9,253
Services (to)/from other business divisions	58	10	(126)	(20)	3	13	62	0
Depreciation and impairment of property and equipment	205	129	139	43	272	2	27	817
Amortization and impairment of intangible assets	5	48	0	9	15	6	0	83
Total operating expenses[2]	5,574	6,099	2,235	1,435	8,258	688	1,144	25,433
Operating profit/(loss) before tax	2,326	900	1,506	467	87	(728)	(1,965)	2,595
Tax expense/(benefit)								(1,158)
Net profit/(loss)								3,752

As of 31 December 2014
Total assets	127,588	56,026	143,711	15,207	292,347	257,751	169,826	1,062,456

For the year ended 31 December 2013[3]
Net interest income	2,061	936	2,144	(20)	886	(405)	183	5,786
Non-interest income	5,512	5,629	1,630	1,954	7,712	(602)	161	21,997
Income[1]	7,573	6,565	3,774	1,935	8,599	(1,007)	344	27,782
Credit loss (expense)/recovery	(10)	(27)	(18)	0	2	0	3	(50)
Total operating income	7,563	6,538	3,756	1,935	8,601	(1,007)	347	27,732
Personnel expenses	3,371	4,574	1,442	873	3,984	424	515	15,182
General and administrative expenses	1,650	924	875	448	2,040	422	2,022	8,380
Services (to)/from other business divisions	97	13	(162)	(17)	3	1	65	0
Depreciation and impairment of property and equipment	190	121	143	47	260	0	55	816
Amortization and impairment of intangible assets	8	49	0	8	14	0	3	83
Total operating expenses[2]	5,316	5,680	2,298	1,359	6,300	847	2,660	24,461
Operating profit/(loss) before tax	2,247	858	1,458	576	2,300	(1,854)	(2,312)	3,272
Tax expense/(benefit)								(110)
Net profit/(loss)								3,381

As of 31 December 2013
Total assets	109,758	45,491	141,369	14,223	239,971	247,407	215,135	1,013,355

1  Refer to “Note 10 Fair value measurement” for more information on own credit in Corporate Center – Core Functions.    2  Refer to “Note 13 Changes in organization” for information on restructuring charges.    3  Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.

119

Notes to the interim consolidated financial statements UBS Group AG

Note 3 Net interest and trading income

	For the quarter ended			% change from		Year ended
CHF million	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13

Net interest and trading income
Net interest income	1,866	1,874	1,546	0	21	6,555	5,786
Net trading income	438	700	604	(37)	(27)	3,842	5,130
Total net interest and trading income	2,304	2,575	2,150	(11)	7	10,397	10,915
Wealth Management	766	737	697	4	10	2,845	2,868
Wealth Management Americas	357	346	340	3	5	1,352	1,323
Retail & Corporate	655	653	628	0	4	2,536	2,485
Global Asset Management	4	2	4	100	0	0	9
Investment Bank	1,019	1,124	954	(9)	7	4,554	5,015
of which: Corporate Client Solutions[1]	210	282	188	(26)	12	1,047	1,142
of which: Investor Client Services[1]	809	842	766	(4)	6	3,507	3,873
Corporate Center	(497)	(286)	(472)	74	5	(891)	(784)
of which: Core Functions	(150)	46	(313)		(52)	(28)	(1,045)
of which: own credit on financial liabilities designated at fair value[2]	70	61	(94)	15		292	(283)
of which: Non-core and Legacy Portfolio	(347)	(333)	(159)	4	118	(864)	261
Total net interest and trading income	2,304	2,575	2,150	(11)	7	10,397	10,915

Net interest income
Interest income
Interest earned on loans and advances	2,323	2,238	2,072	4	12	8,722	8,686
Interest earned on securities borrowed and reverse repurchase agreements	202	171	168	18	20	752	852
Interest and dividend income from trading portfolio	656	802	551	(18)	19	3,196	2,913
Interest income on financial assets designated at fair value	52	50	86	4	(40)	208	364
Interest and dividend income from financial investments available-for-sale	80	91	88	(12)	(9)	315	322
Total	3,314	3,352	2,965	(1)	12	13,194	13,137
Interest expense
Interest on amounts due to banks and customers	178	161	192	11	(7)	708	893
Interest on securities lent and repurchase agreements	192	179	152	7	26	827	829
Interest expense from trading portfolio[3]	231	298	239	(22)	(3)	1,804	1,846
Interest on financial liabilities designated at fair value	216	226	268	(4)	(19)	919	1,197
Interest on debt issued	629	614	569	2	11	2,382	2,586
Total	1,447	1,478	1,419	(2)	2	6,639	7,351
Net interest income	1,866	1,874	1,546	0	21	6,555	5,786

Net trading income
Investment Bank Corporate Client Solutions[4]	(29)	92	20			293	422
Investment Bank Investor Client Services[4]	508	495	636	3	(20)	2,780	3,707
Other business divisions and Corporate Center	(41)	114	(51)		(20)	770	1,002
Net trading income	438	700	604	(37)	(27)	3,842	5,130
of which: net gains/(losses) from financial liabilities designated at fair value[2,5]	(341)	264	(1,278)		(73)	(2,380)	(2,056)

1 In the fourth quarter of 2014, comparative period figures were corrected. As a result, net interest and trading income for Corporate Client Solutions increased by CHF 10 million, CHF 15 million and CHF 107 million for third quarter 2014, fourth quarter 2013 and full year 2013, respectively, with an equal and offsetting decrease for Investor Client Services.     2  Refer to “Note 10 Fair value measurement” for more information on own credit.    3  Includes expense related to dividend payment obligations on trading liabilities.    4  In the fourth quarter of 2014, comparative period figures were corrected. As a result, net trading income for Investment Bank Corporate Client Solutions decreased by CHF 43 million, CHF 33 million and CHF 123 million for third quarter 2014, fourth quarter 2013 and full year 2013, respectively, with an equal and offsetting increase for Investment Bank Investor Client Services.     5   Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within net trading income.

120

Financial information

Note 4 Net fee and commission income

	For the quarter ended			% change from		Year ended
CHF million	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13
Underwriting fees	307	350	351	(12)	(13)	1,470	1,374
of which: equity underwriting fees	197	235	239	(16)	(18)	947	850
of which: debt underwriting fees	110	115	113	(4)	(3)	522	524
M&A and corporate finance fees	250	160	207	56	21	731	613
Brokerage fees	1,018	945	894	8	14	3,918	4,035
Investment fund fees	937	943	890	(1)	5	3,717	3,803
Portfolio management and advisory fees	1,957	1,888	1,736	4	13	7,343	6,625
Other	434	457	420	(5)	3	1,760	1,725
Total fee and commission income	4,903	4,743	4,498	3	9	18,940	18,176
Brokerage fees paid	235	197	142	19	65	818	839
Other	272	273	261	0	4	1,045	1,050
Total fee and commission expense	507	470	402	8	26	1,863	1,889
Net fee and commission income	4,396	4,273	4,096	3	7	17,076	16,287
of which: net brokerage fees	783	748	752	5	4	3,100	3,196

Note 5 Other income

	For the quarter ended			% change from		Year ended
CHF million	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13
Associates and subsidiaries
Net gains/(losses) from disposals of subsidiaries[1]	(1)	25	9			56	111
Net gains/(losses) from disposals of investments in associates	0	0	0			69	0
Share of net profits of associates	18	22	11	(18)	64	94	49
Total	17	47	20	(64)	(15)	219	160
Financial investments available-for-sale
Net gains/(losses) from disposals	62	34	21	82	195	219	209
Impairment charges	(18)	(52)	(5)	(65)	260	(76)	(41)
Total	45	(18)	16		181	143	168
Net income from properties (excluding net gains/losses from disposals)[2]	8	8	7	0	14	30	35
Net gains/(losses) from investment properties at fair value[3]	1	0	(2)			2	(16)
Net gains/(losses) from disposals of properties held for sale	20	(1)	62		(68)	44	291
Net gains/(losses) from disposals of loans and receivables	(2)	9	11			39	53
Other[4]	18	16	(38)	13		155	(111)
Total other income	106	61	75	74	41	632	580

1  Includes foreign exchange gains/losses reclassified from other comprehensive income related to disposed or dormant subsidiaries.    2  Includes net rent received from third parties and net operating expenses.    3  Includes unrealized and realized gains/losses from investment properties at fair value and foreclosed assets.    4  The fourth quarter of 2013 included a loss of CHF 75 million on the buyback of debt in a public tender offer (year ended 31 December 2013: CHF 194 million).

Note 6 Personnel expenses

	For the quarter ended			% change from		Year ended
CHF million	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13
Salaries and variable compensation	2,238	2,331	2,272	(4)	(1)	9,555	9,542
Contractors	63	61	57	3	11	234	190
Social security	182	180	176	1	3	791	792
Pension and other post-employment benefit plans	179	161	211	11	(15)	711	887
Wealth Management Americas: Financial advisor compensation[1]	920	852	778	8	18	3,385	3,140
Other personnel expenses	150	153	166	(2)	(10)	605	631
Total personnel expenses[2]	3,732	3,739	3,660	0	2	15,280	15,182

1  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements.    2  Includes restructuring charges. Refer to “Note 13 Changes in organization” for more information.

121

Notes to the interim consolidated financial statements UBS Group AG

Note 7 General and administrative expenses

	For the quarter ended			% change from		Year ended
CHF million	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13
Occupancy	264	247	268	7	(1)	1,005	1,044
Rent and maintenance of IT and other equipment	150	118	117	27	28	479	458
Communication and market data services	159	151	145	5	10	608	609
Administration	273	122	262	124	4	610	638
Marketing and public relations	151	115	155	31	(3)	468	478
Travel and entertainment	129	104	136	24	(5)	458	451
Professional fees	380	339	328	12	16	1,306	1,032
Outsourcing of IT and other services	459	418	382	10	20	1,603	1,340
Provisions for litigation, regulatory and similar matters[1,2]	176	1,836	79	(90)	123	2,460	1,701
Other[3]	95	19	84	400	13	256	628
Total general and administrative expenses[4]	2,235	3,468	1,956	(36)	14	9,253	8,380

1  Reflects the net increase/release of provisions for litigation, regulatory and similar matters recognized in the income statement. In addition, the fourth quarter of 2014 included recoveries from third parties of CHF 0 million (third quarter of 2014: CHF 5 million, fourth quarter of 2013: CHF 8 million).    2  Refer to “Note 12 Provisions and contingent liabilities” for more information.    3  The fourth quarter of 2014 included a net charge of CHF 42 million related to certain disputed receivables.    4   Includes restructuring charges. Refer to “Note 13 Changes in organization” for more information.

Note 8 Income taxes

The Group recognized a net income tax benefit of CHF 493 million for the fourth quarter of 2014, compared with a net tax benefit of CHF 1,317 million in the third quarter. The fourth quarter net benefit included a net increase in recognized deferred tax assets of CHF 685 million, mainly relating to the US, following the completion of our business planning process. This was partially offset by net tax expenses of CHF 192 million in respect of taxable profits of branches and subsidiaries.

122

Financial information

Note 9 Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		As of or for the year ended
	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13

Basic earnings (CHF million)
Net profit/(loss) attributable to UBS Group AG shareholders	963	762	917	26	5	3,571	3,172

Diluted earnings (CHF million)
Net profit/(loss) attributable to UBS Group AG shareholders	963	762	917	26	5	3,571	3,172
Less: (profit)/loss on UBS Group AG equity derivative contracts	0	0	(3)		(100)	0	0
Net profit/(loss) attributable to UBS Group AG shareholders for diluted EPS	963	762	914	26	5	3,571	3,172

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,609,583,799	3,753,126,358	3,767,988,346	(4)	(4)	3,720,188,713	3,763,076,788
Effect of dilutive potential shares resulting from notional shares,in-the-money options and warrants outstanding	90,437,101	82,709,297	83,600,300	9	8	85,325,322	81,111,217
Weighted average shares outstanding for diluted EPS	3,700,020,900	3,835,835,655	3,851,588,646	(4)	(4)	3,805,514,035	3,844,188,005

Earnings per share (CHF)
Basic	0.27	0.20	0.24	35	13	0.96	0.84
Diluted	0.26	0.20	0.24	30	8	0.94	0.83

Shares outstanding[1]
Shares issued	3,717,128,324	3,844,336,002	3,842,002,069	(3)	(3)
Treasury shares	87,871,737	90,688,181	73,800,252	(3)	19
Shares outstanding	3,629,256,587	3,753,647,821	3,768,201,817	(3)	(4)
Exchangeable shares	0	0	246,042		(100)
Shares outstanding for EPS	3,629,256,587	3,753,647,821	3,768,447,859	(3)	(4)

[1]  As UBS Group AG is considered to be the continuation of UBS AG, UBS AG share information is presented for the comparative periods as of 30 September 2014 and 31 December 2013. Refer to “Note 1 Basis of accounting” for more information.

The table below outlines the potential shares which could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

				% change from
Number of shares	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13

Potentially dilutive instruments
Employee share-based compensation awards	94,335,120	97,760,939	117,623,624	(4)	(20)	94,335,120	117,623,624
Other equity derivative contracts	7,117,353	11,728,820	13,670,778	(39)	(48)	6,728,173	16,517,384
Total	101,452,473	109,489,759	131,294,402	(7)	(23)	101,063,293	134,141,008

123

Notes to the interim consolidated financial statements UBS Group AG

Note 10 Fair value measurement

a) Fair value measurements and classification within the fair value hierarchy

Determination of fair values from quoted market prices or valuation techniques[1]
	31.12.14				30.9.14				31.12.13
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading[2]	101.7	27.2	3.5	132.4	91.7	28.3	4.2	124.1	79.9	30.1	4.3	114.2
of which:
Government bills/bonds	8.8	4.7	0.0	13.6	7.4	4.1	0.0	11.5	7.9	5.1	0.0	13.1
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.6	11.0	1.4	12.9	0.8	12.6	1.5	14.9	1.1	13.3	1.7	16.0
Loans	0.0	2.2	1.1	3.2	0.0	2.3	1.4	3.7	0.0	2.0	1.0	3.0
Investment fund units	6.7	6.4	0.3	13.4	7.3	5.8	0.3	13.4	4.8	6.0	0.3	11.1
Asset-backed securities	0.0	1.5	0.6	2.1	0.0	2.1	0.8	2.9	0.0	2.3	1.0	3.3
Equity instruments	68.8	0.8	0.1	69.8	59.6	0.9	0.1	60.5	50.7	1.0	0.2	51.9
Financial assets for unit-linked investment contracts	16.8	0.6	0.1	17.4	16.7	0.5	0.1	17.3	15.4	0.4	0.1	15.8

Positive replacement values	1.0	251.6	4.4	257.0	1.1	241.9	4.6	247.6	0.7	247.9	5.5	254.1
of which:
Interest rate contracts	0.0	123.4	0.2	123.7	0.0	113.9	0.5	114.4	0.0	130.4	0.3	130.7
Credit derivative contracts	0.0	9.8	1.7	11.5	0.0	10.2	1.9	12.0	0.0	20.1	3.0	23.1
Foreign exchange contracts	0.7	97.0	0.6	98.4	0.7	95.3	0.7	96.7	0.5	74.6	0.9	76.0
Equity/index contracts	0.0	17.7	1.9	19.5	0.0	19.1	1.6	20.7	0.0	19.3	1.2	20.6
Commodity contracts	0.0	3.6	0.0	3.6	0.0	3.3	0.0	3.3	0.0	3.5	0.0	3.5

Financial assets designated at fair value	0.1	1.3	3.5	5.0	0.1	1.8	3.5	5.5	0.1	2.9	4.4	7.4
of which:
Loans (including structured loans)	0.0	0.8	1.0	1.7	0.0	1.1	0.8	1.9	0.0	1.4	1.1	2.5
Structured reverse repurchase and securities borrowing agreements	0.0	0.1	2.4	2.5	0.0	0.3	2.6	2.9	0.0	1.1	3.1	4.2
Other	0.1	0.5	0.1	0.7	0.1	0.4	0.1	0.7	0.1	0.5	0.2	0.7

Financial investments available-for-sale	32.7	23.9	0.6	57.2	30.7	24.6	0.7	56.0	39.7	19.0	0.8	59.5
of which:
Government bills/bonds	30.3	2.8	0.0	33.1	28.1	2.4	0.0	30.5	38.0	1.2	0.0	39.2
Corporate bonds and municipal bonds, including bonds issued by financial institutions	2.2	16.9	0.0	19.1	2.4	18.0	0.0	20.5	1.6	13.6	0.1	15.3
Investment fund units	0.0	0.1	0.2	0.3	0.0	0.1	0.3	0.4	0.0	0.0	0.2	0.3
Asset-backed securities	0.0	4.0	0.0	4.0	0.0	4.0	0.0	4.0	0.0	4.0	0.0	4.0
Equity instruments	0.2	0.1	0.4	0.7	0.1	0.1	0.4	0.6	0.1	0.1	0.4	0.6

Non-financial assets
Precious metals and other physical commodities	5.8	0.0	0.0	5.8	6.3	0.0	0.0	6.3	8.6	0.0	0.0	8.6

Assets measured at fair value on a non-recurring basis
Other assets[3]	0.0	0.1	0.2	0.2	0.0	0.1	0.1	0.1	0.0	0.1	0.1	0.1
Total assets measured at fair value	141.4	304.0	12.2	457.5	130.0	296.6	13.0	439.6	129.1	299.9	15.0	444.0

124

Financial information

Note 10 Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques[1] (continued)
	31.12.14				30.9.14				31.12.13
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis
Trading portfolio liabilities	23.9	3.9	0.1	28.0	23.4	4.9	0.1	28.4	22.5	3.9	0.2	26.6
of which:
Government bills/bonds	7.0	1.2	0.0	8.2	7.4	1.5	0.0	8.9	6.9	0.5	0.0	7.3
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.1	2.4	0.1	2.6	0.1	3.1	0.1	3.3	0.3	3.2	0.2	3.6
Investment fund units	1.1	0.1	0.0	1.2	0.7	0.1	0.0	0.8	0.4	0.1	0.0	0.5
Asset-backed securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Equity instruments	15.7	0.1	0.0	15.9	15.2	0.2	0.0	15.4	15.0	0.2	0.0	15.1

Negative replacement values	1.1	248.1	5.0	254.1	1.1	238.1	4.9	244.0	0.8	242.9	4.4	248.1
of which:
Interest rate contracts	0.0	117.3	0.6	117.9	0.0	107.2	0.6	107.8	0.0	118.0	0.4	118.4
Credit derivative contracts	0.0	10.0	1.7	11.7	0.0	10.2	1.6	11.8	0.0	19.5	2.0	21.5
Foreign exchange contracts	0.7	96.6	0.3	97.6	0.7	96.0	0.4	97.1	0.5	79.3	0.5	80.3
Equity/index contracts	0.0	20.9	2.4	23.3	0.0	21.8	2.2	24.0	0.0	22.9	1.5	24.4
Commodity contracts	0.0	3.2	0.0	3.2	0.0	2.9	0.0	2.9	0.0	3.2	0.0	3.2

Financial liabilities designated at fair value	0.0	63.4	11.9	75.3	0.0	57.7	13.0	70.7	0.0	57.8	12.1	69.9
of which:
Non-structured fixed-rate bonds	0.0	2.3	2.2	4.5	0.0	2.2	2.3	4.6	0.0	2.4	1.2	3.7
Structured debt instruments issued	0.0	56.6	7.3	63.9	0.0	49.7	8.1	57.7	0.0	48.4	7.9	56.3
Structured over-the-counter debt instruments	0.0	4.1	1.5	5.7	0.0	5.3	1.6	6.9	0.0	6.5	1.8	8.3
Structured repurchase agreements	0.0	0.3	0.9	1.2	0.0	0.5	0.9	1.4	0.0	0.4	1.2	1.6
Loan commitments and guarantees	0.0	0.1	0.0	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0

Other liabilities – amounts due under unit-linked investment contracts	0.0	17.6	0.0	17.6	0.0	17.5	0.0	17.5	0.0	16.2	0.0	16.2
Total liabilities measured at fair value	25.0	333.0	17.0	375.0	24.5	318.2	18.0	360.7	23.3	320.7	16.8	360.7

1  Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 31 December 2014, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.0 billion (of which CHF 0.3 billion were net Level 2 assets and CHF 0.3 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 30 September 2014, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.0 billion (of which CHF 0.4 billion were net Level 2 assets and CHF 0.4 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 31 December 2013, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.2 billion (of which CHF 0.2 billion were net Level 2 assets and CHF 0.4 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued.    2  Financial assets held for trading do not include precious metals and commodities.    3  Other assets primarily consist of assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
–	Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data or;
–	Level 3 – valuation techniques for which significant inputs are not based on observable market data.

125

Notes to the interim consolidated financial statements UBS Group AG

Note 10 Fair value measurement (continued)

b) Valuation adjustments

Valuations are adjusted, where appropriate, to reflect close-out costs, credit exposure, model-driven valuation uncertainty, funding costs and benefits, trading restrictions and other factors, when such factors would be considered by market participants in estimating fair value. Valuation adjustments are an important component of fair value for assets and liabilities that are measured using valuation techniques. Such adjustments are applied to reflect uncertainties within the fair value measurement process, to adjust for an identified model simplification or to incorporate an aspect of fair value that requires an overall portfolio assessment rather than an evaluation based on an individual instrument level characteristic.

The major classes of valuation adjustments are discussed in further detail below.

Day-1 reserves

For new transactions where the valuation technique used to measure fair value requires significant inputs that are not based on observable market data, the financial instrument is initially recognized at the transaction price. The transaction price may differ from the fair value obtained using a valuation technique, and any such difference is deferred and not recognized in the income statement. These day-1 profit or loss reserves are reflected, where appropriate, as valuation adjustments.

The table below provides the changes in deferred day-1 profit or loss reserves during the respective period. Amounts deferred are released and gains or losses are recorded in Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Credit valuation adjustments

In order to measure fair value of OTC derivative instruments, credit valuation adjustments (CVA) are necessary to reflect the credit risk of the counterparty inherent in these instruments. This amount represents the estimated fair value of protection required to hedge the counterparty credit risk of such instruments. The CVA is determined for each counterparty, considering all exposures to that counterparty, and is dependent on the expected future value of exposures, default probabilities and recovery rates, applicable collateral or netting arrangements, break clauses and other contractual factors.

Funding valuation adjustments

Funding valuation adjustments (FVA) reflect the costs and benefits of funding associated with uncollateralized and partially collateralized derivative receivables and payables and are calculated as the valuation impact from moving the discounting of the uncollateralized derivative cash flows from LIBOR to a funds transfer price (FTP) curve using the existing CVA infrastructure and framework. FVA are also applied to collateralized derivative assets in cases where the collateral cannot be sold or repledged.

FVA were incorporated into the Group’s fair value measurements in 2014, resulting in a net loss of CHF 267 million in the third quarter, of which CHF 124 million resulted from the life-to-date FVA loss with the remainder primarily related to the partial reversal of life-to-date DVA gains.

Implementation of FVA had no impact on the fair value hierarchy classification of the associated uncollateralized derivatives, given that FVA did not have a significant effect on valuations.

Deferred day-1 profit or loss
	For the quarter ended			Year ended
CHF million	31.12.14	30.9.14	31.12.13	31.12.14	31.12.13
Balance at the beginning of the period	518	469	494	486	474
Profit/(loss) deferred on new transactions	79	119	60	344	694
(Profit)/loss recognized in the income statement	(128)	(93)	(57)	(384)	(653)
Foreign currency translation	12	24	(11)	35	(29)
Balance at the end of the period	480	518	486	480	486

126

Financial information

Note 10 Fair value measurement (continued)

Debit valuation adjustments

The Group estimates debit valuation adjustments (DVA) to incorporate own credit in the valuation of derivatives, effectively consistent with the CVA infrastructure and framework. DVA is determined for each counterparty, considering all exposures with that counterparty and taking into account collateral netting agreements, expected future mark-to-market movements and UBS’s credit default spreads. Upon the implementation of FVA, DVA were reversed to the extent DVA overlapped with FVA.

Other valuation adjustments

Instruments that are measured as part of a portfolio of combined long and short positions are valued at mid-market levels to ensure consistent valuation of the long and short component risks. A bid-offer valuation adjustment is then made to the overall net long or short exposure to move the fair value to bid or offer as appropriate, reflecting current levels of market liquidity. The bid-offer spreads used in the calculation of this valuation adjustment are obtained from market transactions and other relevant sources and are updated periodically.

Uncertainties associated with the use of model-based valuations are incorporated into the measurement of fair value through the use of model reserves. These reserves reflect the amounts that the Group estimates should be deducted from valuations produced directly by models to incorporate uncertainties in the relevant modeling assumptions, in the model and market inputs used, or in the calibration of the model output to adjust for known model deficiencies. In arriving at these estimates, the Group considers a range of market practices, including how it believes market participants would assess these uncertainties. Model reserves are reassessed periodically in light of data from market transactions, consensus pricing services and other relevant sources.

Credit, funding and debit valuation adjustments (CVA, FVA and DVA) on derivative financial instruments
	As of
Life-to-date gain/(loss), CHF billion	31.12.14	30.9.14	31.12.13
Credit valuation adjustments[1]	(0.5)	(0.5)	(0.5)
of which: Monoline credit protection	0.0	(0.1)	(0.1)
of which: Other instruments	(0.4)	(0.4)	(0.4)
Funding valuation adjustments	(0.1)	(0.1)
Debit valuation adjustments	0.0	0.12	0.3

1  Amounts do not include reserves against defaulted counterparties.    2  Life-to-date debit valuation adjustments prior to the implementation of funding valuation adjustments were a gain of CHF 0.2 billion as of 30 September 2014.

127

Notes to the interim consolidated financial statements UBS Group AG

Note 10 Fair value measurement (continued)

Own credit adjustments on financial liabilities designated at fair value

In addition to considering the valuation of the derivative risk component, the valuation of fair value option liabilities also requires consideration of the funded component and specifically the own credit component of fair value. Own credit risk is reflected if this component would be considered for valuation purposes by market participants. Consequently, own credit risk is not reflected for those contracts that are fully collateralized and for other contracts for which it is established market practice not to include an own credit component. The own credit component is estimated using a FTP curve to derive a single, market-based level of discounting for uncollateralized funded instruments. UBS senior debt curve spreads are discounted in order to arrive at the FTP curve, with the discount primarily reflecting the differences between the spreads in the senior unsecured debt market for UBS debt and the levels at which UBS medium-term notes are currently issued. The FTP curve is generally a Level 2 pricing input. However, certain long-dated exposures that are beyond the tenors that are actively traded are classified as Level 3.

The effects of own credit adjustments related to financial liabilities designated at fair value (predominantly issued structured products) as of 31 December 2014 and 2013, respectively, are summarized in the table below.

Year-to-date amounts represent the change during the year, and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period consists of changes in fair value that are attributable to the change in UBS’s credit spreads as well as the effect of changes in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay and changes in interest and other market rates.

Own credit adjustments on financial liabilities designated at fair value
	As of or for the quarter ended			Year ended
CHF million	31.12.14	30.9.14	31.12.13	31.12.14	31.12.13
Gain/(loss) for the period ended	70	61	(94)	292	(283)
Life-to-date gain/(loss)	(302)	(367)	(577)

128

Financial information

Note 11 Other assets and liabilities

CHF million	31.12.14	30.9.14	31.12.13

Other assets
Prime brokerage receivables[1]	12,534	13,029	11,175
Recruitment loans financial advisors	2,909	2,865	2,733
Other loans to financial advisors	372	370	358
Bail deposit[2]	1,323	1,323	0
Accrued interest income	453	461	433
Accrued income – other	1,009	1,178	931
Prepaid expenses	1,027	1,113	985
Net defined benefit pension and post-employment assets	0	723	952
Settlement and clearing accounts	617	689	466
VAT and other tax receivables	272	292	410
Properties and other non-current assets held for sale	236	109	119
Other	2,236	2,149	1,665
Total other assets	22,988	24,301	20,228

Other liabilities
Prime brokerage payables[1]	38,633	38,191	32,543
Amounts due under unit-linked investment contracts	17,643	17,485	16,155
Accrued expenses – compensation related[3]	2,633	2,299	2,480
Accrued expenses – interest expense	1,327	1,248	1,199
Accrued expenses – other	2,473	2,633	2,465
Deferred compensation plans3, [4]	1,931	1,838	1,668
Deferred contingent capital plans[3]	794	711	402
Net defined benefit pension and post-employment liabilities	1,374	1,245	1,048
Third-party interest in consolidated investment funds	648	686	953
Settlement and clearing accounts	1,054	1,481	946
Current and deferred tax liabilities	643	701	667
VAT and other tax payables	422	370	570
Deferred income	259	269	264
Other	1,279	1,138	1,417
Total other liabilities	71,112	70,293	62,777

1  Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. Prime brokerage receivables are mainly comprised of margin lending receivables. Prime brokerage payables are mainly comprised of client securities financing and deposits.    2  Refer to item 1 in “Note 12a Provisions and contingent liabilities” for more information.    3  In the fourth quarter of 2014, changes in the presentation of this Note were made. The liabilities related to the deferred contingent capital plans, which were previously presented within the “Accrued expenses – compensation related” and “Deferred compensation plans” reporting lines, are now presented separately. Prior periods have been restated for this change.    4  Excludes liabilities related to deferred contingent capital plans.

129

Notes to the interim consolidated financial statements UBS Group AG

Note 12 Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks[1]	Litigation, regulatory and similar matters[2]	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits	Other	Total provisions
Balance as of 31 December 2013	45	1,622	658	61	157	222	205	2,971
Balance as of 30 September 2014	51	3,469	634	69	148	227	220	4,818
Increase in provisions recognized in the income statement	12	309	85	1	2	3	7	419
Release of provisions recognized in the income statement	(1)	(132)	(11)	(50)	0	(16)	0	(209)
Provisions used in conformity with designated purpose	(12)	(810)	(82)	(1)	(4)	0	(3)	(911)
Capitalized reinstatement costs	0	0	0	0	4	0	0	4
Reclassifications	0	0	0	4	0	0	0	4
Foreign currency translation/unwind of discount	0	83	20	0	4	0	0	108
Balance as of 31 December 2014	50	2,919	647[3]	23	153[4]	215[5]	224	4,232

1  Comprises provisions for losses resulting from security risks and transaction processing risks.    2  Comprises provisions for losses resulting from legal, liability and compliance risks.    3  Includes personnel-related restructuring provisions of CHF 116 million as of 31 December 2014 (30 September 2014: CHF 101 million; 31 December 2013: CHF 104 million) and provisions for onerous lease contracts of CHF 530 million as of 31 December 2014 (30 September 2014: CHF 533 million; 31 December 2013: CHF 554 million).    4  Includes reinstatement costs for leasehold improvements of CHF 98 million as of 31 December 2014 (30 September 2014: CHF 94 million; 31 December 2013: CHF 95 million) and provisions for onerous lease contracts of CHF 55 million as of 31 December 2014 (30 September 2014: CHF 54 million; 31 December 2013: CHF 62 million).    5  Includes provisions for sabbatical and anniversary awards as well as provisions for severance which are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance amounts. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts, which cover a period of up to 11 years. Severance-related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of Litigation, regulatory and similar matters, as a class, is included in Note 12b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

    Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

    Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

    In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

130

Financial information

Note 12 Provisions and contingent liabilities (continued)

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 12a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. Among other things, the non-prosecution agreement (NPA) described in paragraph 7 of this note, which we entered into with the US Department of Justice, Criminal Division, Fraud Section (DOJ) in connection with our submissions of benchmark interest rates, including among others the British Bankers’ Association London Interbank Offered Rate (LIBOR), may be terminated by the DOJ if we commit any US crime or otherwise fail to comply with the NPA, and the DOJ may obtain a criminal conviction of UBS in relation to the matters covered by the NPA. See paragraph 7 of this note for a description of the NPA. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by segment[1]
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2013	165	56	82	3	22	488	808	1,622
Balance as of 30 September 2014	192	182	93	37	1,712	296	959	3,469
Increase in provisions recognized in the income statement	9	38	0	21	28	17	196	309
Release of provisions recognized in the income statement	(7)	(2)	0	0	(4)	0	(119)	(132)
Provisions used in conformity with designated purpose	(7)	(17)	(1)	(5)	(643)	0	(136)	(810)
Foreign currency translation/unwind of discount	1	9	0	0	32	0	41	83
Balance as of 31 December 2014	188	209	92	53	1,124	312	941	2,919

1  Provisions, if any, for the matters described in (a) item 4 of this Note 12b are recorded in Wealth Management, (b) item 6 of this Note 12b are recorded in Wealth Management Americas, (c) items 10 and 11 of this Note 12b are recorded in the Investment Bank, (d) items 3 and 9 of this Note 12b are recorded in Corporate Center – Core Functions and (e) items 2 and 5 of this Note 12b are recorded in Corporate Center – Non-core and Legacy Portfolio. Provisions, if any, for the matters described in items 1 and 8 of this Note 12b are allocated between Wealth Management and Retail & Corporate, and provisions for the matter described in item 7 of this Note 12b are allocated between the Investment Bank and Corporate Center – Core Functions.

131

Notes to the interim consolidated financial statements UBS Group AG

Note 12 Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future.

As a result of investigations in France, in May and June 2013, respectively, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (“témoin assisté”) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In July 2014, UBS AG was placed under formal examination with respect to the potential charges of laundering of proceeds of tax fraud, for which it had been previously declared witness with legal assistance, and the investigating judges ordered UBS to provide bail (“caution”) of EUR 1.1 billion. UBS appealed the determination of the bail amount. In September 2014 the appeal court (“Cour d’Appel”) upheld the initial determination of the bail amount and UBS subsequently posted the bail amount. UBS has further appealed the determination of the bail amount to the French Supreme Court (“Cour de Cassation”), which rejected the appeal in December 2014. UBS intends to challenge the judicial process in the European Court of Human Rights. Separately, in June 2013, the French banking supervisory authority’s disciplinary commission reprimanded UBS (France) S.A. for having had insufficiencies in its control and compliance framework around its cross-border activities and “know your customer” obligations. It imposed a penalty of EUR 10 million, which was paid.

In January 2015, we received inquiries from the US Attorney’s Office for the Eastern District of New York and from the US Securities and Exchange Commission (SEC), which are investigating potential sales to US persons of bearer bonds and other unregistered securities in possible violation of the Tax Equity and Fiscal Responsibility Act of 1982, (TEFRA) and Regulation S under the US securities laws. We are cooperating with the authorities in these investigations.

Our balance sheet at 31 December 2014 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

    RMBS-related lawsuits concerning disclosures: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits related to approximately USD 13 billion in original face amount of RMBS underwritten or issued by UBS. Of the USD 13 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 3 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 10 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

    In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights. A class action in which UBS was named as a defendant was settled by a third-party issuer and received final approval by the district court in 2013. The settlement reduced the original face amount of third-party RMBS at issue in the cases pending against UBS by approximately USD 24 billion. The third-party issuer will fund the settlement at no cost to UBS. In January 2014, certain objectors to the settlement filed a notice of appeal from the district court’s approval of the settlement.

    UBS is also named as a defendant in several cases asserting fraud and other claims brought by entities that purchased collateralized debt obligations that had RMBS exposure and that were arranged or sold by UBS.

    Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach

132

Financial information

Note 12 Provisions and contingent liabilities (continued)

of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust. We have been notified by certain institutional purchasers of mortgage loans and RMBS of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table “Loan repurchase demands by year received – original principal balance of loans” summarizes purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

We cannot reliably estimate the level of future repurchase demands, and do not know whether our rebuttals of such demands

Loan repurchase demands by year received – original principal balance of loans[1]
USD million	2006–2008	2009	2010	2011	2012	2013	2014	2015, through 3 February	Total
Resolved demands
Actual or agreed loan repurchases/make whole payments by UBS	12	1							13
Demands rescinded by counterparty	110	104	19	303	237				773
Demands resolved in litigation	1	21							21
Demands expected to be resolved by third parties
Demands resolved or expected to be resolved through enforcement of indemnification rights against third-party originators		77	2	45	107	99	72		403
Demands in dispute
Demands in litigation			346	732	1,041				2,118
Demands in review by UBS				2					3
Demands rebutted by UBS but not yet rescinded by counterparty		1	2	1	18	519	260		801
Total	122	205	368	1,084	1,404	618	332	0	4,133

1  Loans submitted by multiple counterparties are counted only once.

repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 3 February 2015. In the table, repurchase demands characterized as Demands resolved in litigation and Demands rescinded by counterparty are considered to be finally resolved. Repurchase demands in all other categories are not finally resolved.

    Payments that UBS has made to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made to date have related to so-called “Option ARM” loans; severity rates may vary for other types of loans with different characteristics. Losses upon repurchase would typically reflect the estimated value of the loans in question at the time of repurchase, as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase.

    In most instances in which we would be required to repurchase loans due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was will be a good predictor of future rates of rebuttal. We also cannot reliably estimate the timing of any such demands.

    Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In 2012, certain RMBS trusts filed an action (Trustee Suit) in the US District Court for the Southern District of New York (Southern District of New York) seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations (Transactions) with an original principal balance of approximately USD 2 billion for which Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, had previously demanded repurchase. Plaintiffs in the Trustee Suit have recently indicated that they intend to seek damages beyond the loan repurchase demands identified in the complaint, specifically for all loans purportedly in breach of representations and warranties in any of the three Transactions. In January 2015, the court rejected plaintiffs’ efforts to seek broader damages and limited plaintiffs to pursuing claims based solely on alleged breaches of loans identified in the complaint or other breaches that plaintiffs can establish were independently discovered by UBS. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence,

133

Notes to the interim consolidated financial statements UBS Group AG

Note 12 Provisions and contingent liabilities (continued)

UBS intends to enforce its indemnity rights against those institutions. Related litigation brought by Assured Guaranty was resolved in 2013.

In 2012, the Federal Housing Finance Agency, on behalf of Freddie Mac, filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The lawsuit seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified. In 2013, the Court dismissed the complaint for lack of standing, on the basis that only the RMBS trustee could assert the claims in the complaint, and the complaint was unclear as to whether the trustee was the plaintiff and had proper authority to bring suit. The trustee subsequently filed an amended complaint, which UBS moved to dismiss. The motion remains pending.

In 2013, Residential Funding Company LLC (RFC) filed a complaint in New York Supreme Court against UBS RESI asserting claims for breach of contract and indemnification in connection with loans purchased from UBS RESI with an original principal balance of at least USD 460 million that were securitized by an RFC affiliate. This is the first case filed against UBS seeking damages allegedly arising from the securitization of whole loans purchased from UBS. Damages are unspecified.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

As reflected in the table “Provision for claims related to sales of residential mortgage-backed securities and mortgages,” our balance sheet at 31 December 2014 reflected a provision of USD 849 million with respect to matters described in this item 2. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Mortgage-related regulatory matters: In August 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. UBS has also been responding to a subpoena from the New York State Attorney General (NYAG) relating to its RMBS business. In September 2014, the Commonwealth of Virginia filed an action in intervention in Virginia state court against UBS and several other financial institutions alleging violations of the Virginia Fraud Against Taxpayers Act and asserting claims of fraud and constructive fraud in connection with the Virginia Retirement System’s purchases of certain RMBS. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through the present. We are cooperating with the authorities in these matters. Numerous other banks reportedly are responding to similar inquiries from these authorities.

Provision for claims related to sales of residential mortgage-backed securities and mortgages
USD million
Balance as of 31 December 2013	817
Balance as of 30 September 2014	915
Increase in provision recognized in the income statement	120
Release of provision recognized in the income statement	(120)
Provision used in conformity with designated purpose	(66)
Balance as of 31 December 2014	849

3. Claims related to UBS disclosure

In 2012, a consolidated complaint was filed in a putative securities fraud class action pending in federal court in Manhattan against UBS AG and certain of its current and former officers relating to the unauthorized trading incident that occurred in the Investment Bank and was announced in September 2011. The lawsuit was filed on behalf of parties who purchased publicly traded UBS securities on any US exchange, or where title passed within the US, during the period 17 November 2009 through 15 September

2011. In 2013, the district court granted UBS’s motion to dismiss the complaint in its entirety. Plaintiffs have filed an appeal.

4. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de

134

Financial information

Note 12 Provisions and contingent liabilities (continued)

Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals were filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the US District Court for the Southern District of New York dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit affirmed the District Court’s decision and, in June 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Second Circuit ruling. In December 2014, several claims, including a purported class action, were filed in the US by BMIS customers against UBS entities, asserting claims similar to the ones made by the BMIS Trustee, seeking unspecified damages. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds. In January 2015, a court of appeal reversed a lower court decision in favor of UBS in one such case and ordered UBS to pay EUR 49 million, plus interest. UBS intends to appeal the decision.

5. Kommunale Wasserwerke Leipzig GmbH (KWL)

In 2006, KWL entered into a single-tranche collateralized debt obligation/credit default swap (STCDO/CDS) transaction with UBS, with latter legs being intermediated in 2006 and 2007 by Landesbank Baden-Württemberg (LBBW) and Depfa Bank plc (Depfa). KWL retained UBS Global Asset Management to act as portfolio manager under the STCDO/CDS. UBS and the intermediating banks terminated the STCDO/CDS following non-payment by KWL under the STCDOs. UBS claimed payment of approximately USD 319.8 million, plus interest, from KWL, Depfa and LBBW.

    In 2010, UBS (UBS AG, UBS Limited and UBS Global AM) issued proceedings in London against KWL, Depfa and LBBW seeking declarations and/or to enforce the terms of the STCDO/CDS contracts, and each of KWL, Depfa and LBBW filed counterclaims. Judgment was given in November 2014, following a three-month trial. The Court ruled that UBS cannot enforce the STCDO/CDS entered into with KWL, LBBW or Depfa, which have been rescinded, granted the fraudulent misrepresentation claims of LBBW and Depfa against UBS, and ruled that UBS Global Asset Management breached its duty in the management of the underlying portfolios. The Court dismissed KWL’s monetary counterclaim against UBS. The majority of the premiums paid to KWL and the fees paid to LBBW and Depfa under the transactions have been returned to UBS and UBS has returned monies received under the transaction from Depfa. UBS has been ordered to pay part of the other parties’ costs in the proceedings. UBS has applied to the Court of Appeal for permission to appeal the judgment.

    In separate proceedings brought by KWL against LBBW in Leipzig, Germany, the court ruled in LBBW’s favor in June 2013 and upheld the validity of the STCDO as between LBBW and KWL. KWL has appealed against that ruling and, in December 2014, the appeal court stayed the appeal proceedings following the judgment and UBS’s request for permission to appeal in the proceedings in London. KWL and LBBW have been given permission by the London trial judge to make applications to recover their costs in the German proceedings as damages from UBS in the English proceedings after the German proceedings conclude.

    In 2011 and 2013, the former managing director of KWL and two financial advisers were convicted in Germany on criminal charges related to certain KWL transactions, including swap transactions with UBS. All three have lodged appeals.

    Since 2011, the SEC has been conducting an investigation focused on, among other things, the suitability of the KWL transaction, and information provided by UBS to KWL. UBS has provided documents and testimony to the SEC and is continuing to cooperate with the SEC.

    Our balance sheet at 31 December 2014 reflected provisions with respect to matters described in this item 5 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently

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available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Puerto Rico

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (the funds) that are sole-managed and co-managed by UBS Trust Co. of Puerto Rico and distributed by UBS Financial Services Inc. of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages exceeding USD 1.1 billion. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action also was filed in February 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions in losses in the funds. In May 2014, a federal class action complaint was filed against various UBS entities, certain members of UBS PR senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014.

    An internal review also disclosed that certain clients, many of whom acted at the recommendation of one financial advisor, invested proceeds of non-purpose loans in closed-end fund securities in contravention of their loan agreements.

    In October 2014 UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013. Pursuant to the settlement UBS will among other things contribute USD 3.5 million to an investor education fund and will offer USD 1.68 million in restitution to certain investors.

    In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. UBS is named in connection with its underwriting and consulting services. In 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that plaintiffs did not have standing to bring the claim. That dismissal was subsequently overturned by the Puerto Rico Court of Appeals. UBS’s petitions for appeal and reconsideration have been denied by the Supreme Court of Puerto Rico.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012 two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds, and certain members of UBS PR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. Plaintiffs in that action and the federal class action filed in May 2014 described above are now seeking to have those two actions consolidated.

Our balance sheet at 31 December 2014 reflected provisions with respect to matters described in this item 6 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

7. Foreign exchange, LIBOR, and benchmark rates

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Since then, various authorities have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (WEKO), the DOJ, the US Commodity Futures Trading Commission (CFTC), the Federal Reserve Board, the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), the Australian Securities and Investments Commission (ASIC) and the Hong Kong Monetary Authority (HKMA). WEKO stated in March 2014 that it had reason to believe that certain banks may have colluded to manipulate foreign exchange rates. A number of authorities also reportedly are investigating potential manipulation of precious metals prices. UBS and other financial institutions have received requests from various authorities relating to their foreign exchange businesses, and UBS is cooperating with the authorities. UBS has taken and will take appropriate action with respect to certain personnel as a result of its ongoing review.

    In November 2014, UBS reached settlements with the FCA and the CFTC in connection with their foreign exchange investigations, and FINMA issued an order concluding its formal proceedings with respect to UBS relating to its foreign exchange and precious metals businesses. UBS has paid a total of approximately CHF 774 million to these authorities, including GBP 234 million in fines

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to the FCA, USD 290 million in fines to the CFTC, and CHF 134 million to FINMA representing confiscation of costs avoided and profits. The conduct described in the settlements and the FINMA order includes certain UBS personnel: engaging in efforts, alone or in cooperation/collusion with traders at other banks, to manipulate FX benchmark rates involving multiple currencies, attempts to trigger client stop-loss orders for the benefit of the bank, and inappropriate sharing of confidential client information. We have ongoing obligations to cooperate with these authorities and to undertake certain remediation, including actions to improve processes and controls and requirements imposed by FINMA to apply compensation restrictions for certain employees and to automate at least 95% of our global foreign exchange and precious metals trading by 31 December 2016. Investigations by numerous authorities, including the DOJ, the Federal Reserve Board and the CFTC, remain ongoing notwithstanding these resolutions.

In December 2014, the HKMA announced the conclusion of its investigation into foreign exchange trading operations of banks in Hong Kong. The HKMA found no evidence of collusion among the banks or of manipulation of foreign exchange benchmark rates in Hong Kong. The HKMA also found that banks had internal control deficiencies with respect to their foreign exchange trading operations.

Some other investigating authorities have initiated discussions of possible terms of a resolution of their investigations. Resolutions may include findings that UBS engaged in attempted or actual misconduct and failed to have controls in relation to its foreign exchange business that were adequate to prevent misconduct. Authorities may impose material monetary penalties, require remedial action plans or impose other non-monetary penalties. In connection with discussions of a possible resolution of investigations relating to our foreign exchange business with the Antitrust and Criminal Divisions of the DOJ, UBS and the DOJ have extended the term of the NPA by one year to 18 December 2015. No agreement has been reached on the form of a resolution with the Antitrust or Criminal Divisions of the DOJ. It is possible that other investigating authorities may seek to commence discussions of potential resolutions in the near future. We are not able to predict whether any such discussion will result in a resolution of these matters, whether any resolution will be on terms similar to those described above, or the monetary, remedial and other terms on which any such resolution may be achieved.

Foreign exchange-related civil litigation: Several putative class actions have been filed since November 2013 in US federal courts against UBS and other banks. These actions are on behalf of putative classes of persons who engaged in foreign currency and precious metals transactions. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. In January 2015, the court denied the motion to dismiss filed by the defendants (including UBS).

    LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (MAS), the HKMA, FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to LIBOR and other benchmark rates, including HIBOR (Hong Kong Interbank Offered Rate) and ISDAFIX, a benchmark rate used for various interest rate derivatives and other financial instruments. These investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

    In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, USD 500 million in fines to the DOJ, and CHF 59 million in disgorgement to FINMA. UBS Securities Japan Co. Ltd. (UBSSJ) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into an NPA with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency/immunity grants described below, required UBS to pay the USD 500 million fine to DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. The conduct described in the various settlements and the FINMA order includes certain UBS personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by one or more of these resolutions include Yen LIBOR, GBP LIBOR, CHF LIBOR, Euro LIBOR, USD LIBOR, EURIBOR (Euro Interbank Offered Rate) and Euroyen TIBOR (Tokyo Interbank Offered Rate). We have ongoing obligations to cooperate with authorities with which we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. In addition, under the NPA, we have agreed, among other things, that for two years from 18 December 2012 UBS will not commit any US crime, and we will advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. Any failure to comply with these obligations could result in termination of the NPA

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Note 12 Provisions and contingent liabilities (continued)

and potential criminal prosecution in relation to the matters covered by the NPA. The MAS, HKMA, ASIC and the Japan Financial Services Agency have all resolved investigations of UBS (and in some cases other banks). The orders or undertakings in connection with these investigations generally require UBS to take remedial actions to improve its processes and controls, impose monetary penalties or other measures. Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions. In October 2014, UBS reached a settlement with the European Commission (EC) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and has paid a EUR 12.7 million fine, which was reduced to this level based in part on UBS’s cooperation with the EC.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, WEKO and the EC, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for Swiss franc LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau (Bureau) had granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR, but in January 2014, the Bureau discontinued its investigation into Yen LIBOR for lack of sufficient evidence to justify prosecution under applicable laws. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in, or expected to be transferred to, the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives linked directly or indirectly to US dollar LIBOR, Yen LIBOR, Euroyen TIBOR, EURIBOR and US Dollar ISDAFIX. Also pending are actions asserting losses related to various products whose interest rate was linked to US dollar LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including LIBOR, Euroyen TIBOR, EURIBOR or US Dollar ISDAFIX rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the US Commodity Exchange Act (CEA), the federal racketeering statute, federal and state antitrust and securities laws and other state laws. In February 2015, a putative class action was filed in federal court in New York against UBS and other financial institutions on behalf of parties who entered into interest rate derivatives linked to Swiss franc (CHF) LIBOR. Plaintiffs allege that defendants conspired to manipulate CHF LIBOR and the prices of CHF LIBOR-based derivatives from 1 January 2005 through 31 December 2009 in violation of US antitrust laws and the CEA, among other theories, and seek unspecified compensatory damages, including treble damages. In 2013, a federal court in New York dismissed the federal antitrust and racketeering claims of certain US dollar LIBOR plaintiffs and a portion of their claims brought under the CEA and state common law. The court has granted certain plaintiffs permission to assert claims for unjust enrichment and breach of contract against UBS and other defendants, and limited the CEA claims to contracts purchased between 15 April 2009 and May 2010. Certain plaintiffs have also appealed the dismissal of their antitrust claims. UBS and other defendants in other lawsuits including the one related to Euroyen TIBOR have filed motions to dismiss. In March 2014, the court in the Euroyen TIBOR lawsuit dismissed the plaintiff’s federal antitrust and state unfair enrichment claims, and dismissed a portion of the plaintiff’s CEA claims. Discovery is currently stayed.

    Since September 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The complaints, which have since been consolidated into an amended complaint, allege that the defendants conspired to manipulate ISDAFIX rates from 1 January 2006 through January 2014, in violation of US antitrust laws and the CEA, among other theories, and seeks unspecified compensatory damages, including treble damages.

    With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 31 December 2014 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

8. Swiss retrocessions

The Swiss Supreme Court ruled in 2012, in a test case against UBS, that distribution fees paid to a bank for distributing third party and

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Note 12 Provisions and contingent liabilities (continued)

intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the bank, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 December 2014 reflected a provision with respect to matters described in this item 8 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

9. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.3 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. The majority of these assessments relate to the deductibility of goodwill amortization in connection with UBS’s 2006 acquisition of Pactual and payments made to Pactual employees through various profit sharing plans. These assessments are being challenged in     administrative proceedings. In May 2014, UBS was notified that the administrative court had rendered a decision in favor of the taxpayer, Pactual, in connection with a profit sharing plan assessment relating to an affiliate company. That decision became final in October 2014. In August 2014, UBS was notified that the administrative court had rendered a decision that was largely in favor of the tax authority with respect to the goodwill amortization assessment. We are awaiting a written decision from the administrative court for this matter, at which time an appeal will be taken. In 2013 and 2014, approximately BRL 163 million in tax claims relating to the period for which UBS has indemnification obligations, and for which UBS established provisions, were submitted for settlement through amnesty programs announced by the Brazilian government.

10. Matters relating to the CDS market

In 2013 the EC issued a Statement of Objections against thirteen credit default swap (CDS) dealers including UBS, as well as data service provider Markit and the International Swaps and Derivatives Association (ISDA). The Statement of Objections broadly alleges that the dealers infringed European Union antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. We submitted our response to the Statement of Objections in January 2014 and presented our position in an oral hearing in May 2014. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including UBS, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. In January and April 2014, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against twelve dealers, including UBS, as well as Markit and ISDA, alleging violations of the US Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in and/or monopolize the market for CDS trading in the US in order to protect the dealers’ profits from trading CDS in the over-the-counter market. Plaintiffs assert claims on behalf of all purchasers and sellers of CDS that transacted directly with any of the dealer defendants since 1 January 2008, and seek unspecified trebled compensatory damages and other relief. In September 2014, the court granted in part and denied in part defendants’ motions to dismiss the complaint.

11. Equities trading systems and practices

UBS is responding to inquiries concerning the operation of UBS’s alternative trading system (ATS) (also referred to as a dark pool) and its securities order routing and execution practices from various authorities, including the SEC, the NYAG and the Financial Industry Regulatory Authority, who reportedly are pursuing similar investigations industry-wide. In January 2015, the SEC announced the resolution of its investigation concerning the operation of UBS’s ATS between 2008 and 2012, which focused on certain order types and disclosure practices that were discontinued two years ago. Under the SEC settlement order, which charges UBS with, among other things, violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 612 of Regulation NMS (known as the sub-penny rule), UBS has paid a total of USD 14.5 million, which includes a fine of USD 12 million and disgorgement of USD 2.4 million. UBS is cooperating in the ongoing regulatory matters, including by the SEC.

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Notes to the interim consolidated financial statements UBS Group AG

Note 13 Changes in organization

Restructuring charges arise from programs that materially change either the scope of business undertaken by the Group or the manner in which such business is conducted. Restructuring charges are temporary costs that are necessary to effect such programs and include items such as severance and other personnel-related charges, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense. As the costs associated with restructuring programs are temporary in nature, and in order to provide a more thorough understanding of business performance, such costs are separately presented below.

Net restructuring charges by business division and Corporate Center
	For the quarter ended			Year ended
CHF million	31.12.14	30.9.14	31.12.13	31.12.14	31.12.13
Wealth Management	48	60	41	185	178
Wealth Management Americas	23	15	26	55	59
Retail & Corporate	16	20	12	64	54
Global Asset Management	39	5	13	50	43
Investment Bank	60	50	89	261	210
Corporate Center	22	25	17	61	229
of which: Core Functions	8	16	(7)	30	(6)
of which: Non-core and Legacy Portfolio	14	10	24	31	235
Total net restructuring charges	208	176	198	677	772
of which: personnel expenses	93	72	40	327	156
of which: general and administrative expenses	104	91	136	319	548
of which: depreciation and impairment of property and equipment	9	13	22	29	68
of which: amortization and impairment of intangible assets	1	0	0	2	0

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Financial information

Note 13 Changes in organization (continued)

Net restructuring charges by personnel expense category
	For the quarter ended			Year ended
CHF million	31.12.14	30.9.14	31.12.13	31.12.14	31.12.13
Salaries and variable compensation	95	55	32	318	138
Contractors	6	13	2	28	3
Social security	1	1	1	4	5
Pension and other post-employment benefit plans	(11)	1	6	(29)	8
Other personnel expenses	2	2	(1)	6	3
Total net restructuring charges: personnel expenses	93	72	40	327	156
Net restructuring charges by general and administrative expense category
	For the quarter ended			Year ended
CHF million	31.12.14	30.9.14	31.12.13	31.12.14	31.12.13
Occupancy	12	12	9	49	35
Rent and maintenance of IT and other equipment	10	11	5	23	8
Administration	2	0	2	3	2
Travel and entertainment	4	2	2	11	4
Professional fees	42	49	30	148	76
Outsourcing of IT and other services	32	18	22	82	59
Other[1]	2	(2)	66	2	364
Total net restructuring charges: general and administrative expenses	104	91	136	319	548

1  Mainly comprised of onerous real estate lease contracts.

Note 14 Currency translation rates

The table below shows the rates of the main currencies used to translate the financial information of our foreign operations into Swiss francs.

	Spot rate			Average rate[1]
	As of			For the quarter ended			Year ended
	31.12.14	30.9.14	31.12.13	31.12.14	30.9.14	31.12.13	31.12.14	31.12.13
1 USD	0.99	0.95	0.89	0.98	0.93	0.90	0.92	0.92
1 EUR	1.20	1.21	1.23	1.20	1.21	1.23	1.21	1.23
1 GBP	1.55	1.55	1.48	1.54	1.54	1.47	1.51	1.45
100 JPY	0.83	0.87	0.85	0.83	0.88	0.88	0.86	0.95

1  Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

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Notes to the interim consolidated financial statements UBS Group AG

Note 15 Events after the reporting period

Impact of Swiss National Bank actions

On 15 January 2015, the Swiss National Bank (SNB) discontinued the minimum targeted exchange rate for the Swiss franc versus the euro, which had been in place since September 2011. At the same time, the SNB lowered the interest rate on deposit account balances at the SNB that exceed a given exemption threshold by 50 basis points to negative 0.75%. It also moved the target range for three-month Libor to between negative 1.25% and negative 0.25% (previously negative 0.75% to positive 0.25%). These decisions resulted in a considerable strengthening of the Swiss franc against the euro, US dollar, British pound, Japanese yen and several other currencies, as well as a reduction in Swiss franc interest rates. As of 31 January 2015, the Swiss franc exchange rate was 0.92 to the US dollar, 1.04 to the euro, 1.38 to the British pound and 0.78 to 100 Japanese yen. Volatility levels in foreign currency exchange and interest rates also increased.

A significant portion of the equity of UBS’s foreign operations is denominated in US dollars, euros, British pounds and other foreign currencies. The appreciation of the Swiss franc would have led to an estimated decline in total equity of approximately CHF 2.0 billion or 4% when applying currency translation rates as of 31 January 2015 to the reported balances as of 31 December 2014. This includes a reduction in recognized deferred tax assets, mainly related to the US, of approximately CHF 0.6 billion (of which CHF 0.3 billion relates to temporary differences deferred tax assets), which would be recognized in Other comprehensive income.

On a fully applied basis for Swiss systematically relevant banks (SRB) we would have experienced the following approximate declines in our capital balances when applying currency translation rates as of 31 January 2015 to the reported balances as of 31 December 2014: CHF 0.9 billion or 3% in fully applied common equity tier 1 (CET1) capital and CHF 1.8 billion or 4% in fully applied total capital.

In aggregate, UBS did not experience negative revenues in its trading businesses in connection with the SNB announcement. However, the portion of our operating income denominated in non-Swiss franc currencies is greater than the portion of operating expenses denominated in non-Swiss franc currencies. Therefore, appreciation of the Swiss franc against other currencies generally has an adverse effect on our earnings in the absence of any mitigating actions.

In addition to the estimated effects from changes in foreign currency exchange rates, our equity and capital are affected by changes in interest rates. In particular, the calculation of our net defined benefit assets and liabilities is sensitive to the discount rate applied. Specifically, the reduction in applicable discount rates during January would have reduced our equity and fully applied Swiss SRB CET1 capital by around CHF 1 billion. Also, the persistently low interest rate environment would continue to have an adverse effect on our replication portfolios, and our net interest income would further decrease.

Furthermore, the stronger Swiss franc may have a negative impact on the Swiss economy, which, given its reliance on exports, could impact some of the counterparties within our domestic lending portfolio and lead to an increase in the level of credit loss expenses in future periods.

è	Refer to the “Recent developments” section of this report for more information on the impact of Swiss National Bank actions effective January 2015

Sale of real estate

In January 2015, UBS sold a real estate property in Geneva, Switzerland for CHF 535 million, resulting in a gain on sale of approximately CHF 380 million, which will be recognized in the income statement within Corporate Center – Core Functions in the first quarter of 2015. As of 31 December 2014, the property was classified on the balance sheet as property held-for-sale, which is measured at the lower of carrying value or fair value less costs to sell.

142

Financial information

Supplemental information (unaudited)

for UBS Group AG (standalone),

UBS AG (consolidated), UBS AG (standalone)

and UBS Limited (standalone)

143

Supplemental information (unaudited) for UBS Group AG (standalone),
UBS AG (consolidated), UBS AG (standalone) and UBS Limited (standalone)

UBS Group AG (standalone) financial information

Income statement

Year ended[1]
CHF million	31.12.14
Dividend income from the investment in UBS AG
Other operating income	8
Financial income
Operating income	8
Personnel expenses	0
Other operating expenses	10
Financial expenses	7
Operating expenses	17
Profit/(loss) before tax	(10)
Tax expense/(benefit)
Net profit/(loss) for the period	(10)

1  Includes income and expenses for the period from 10 June to 31 December 2014, reflecting the fact that UBS Group AG was incorporated on 10 June 2014.

Balance sheet

CHF million	31.12.14

Assets
Liquid assets	742
Marketable securities	113
Other short-term receivables	511
Accrued income and prepaid expenses	91
Total current assets	1,457
Investment in UBS AG	38,691
Financial assets	320
Prepaid assets	64
Total non-current assets	39,074
Total assets	40,531

Liabilities
Current interest-bearing liabilities	227
Accruals and deferred income	838
Total short-term liabilities	1,065
Long-term interest-bearing liabilities
Other long-term liabilities	2,313
Total long-term liabilities	2,313
Total liabilities	3,377

144

Financial information

Balance sheet (continued)

CHF million	31.12.14

Equity
Share capital	372
General Reserves
Statutory capital reserves	38,321
of which: capital contribution reserves	39,428
of which: other capital reserves	(1,107)
Statutory earnings reserve
of which: appropriated retained earnings
of which: reserve for own shares held by subsidiaries
Voluntary earnings reserve	(10)
of which: retained earnings before appropriation
of which: profit/(loss) for the period	(10)
Treasury shares	(1,529)
Equity attributable to shareholders	37,154
Total liabilities and equity	40,531

Basis of accounting

The UBS Group AG (standalone) financial statements are prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). The Swiss Law on Accounting and Financial Reporting was revised in 2011 and became effective on 1 January 2013 with a transition period of two years (i.e., is effective for annual periods beginning on or after 1 January 2015 with early application permitted.) As UBS Group AG was incorporated on 10 June 2014, it has opted for application of the revised Swiss Law on Accounting and Financial Reporting to both its first annual financial statements, which will be included in the Annual Report 2014, and the financial information contained in this report, for the short business year from 10 June through 31 December 2014. Therefore, the income statement represents the period 10 June through 31 December 2014, and no comparatives are presented. The accompanying financial information contains an income statement and balance sheet only. Full financial statements as of 31 December 2014 will be published as part of the UBS Group Annual Report 2014.

On 28 November 2014, UBS Group AG became the holding company of UBS Group and the parent company of UBS AG. As part of this Group reorganization, UBS Group AG assumed all obligations of UBS AG as “grantor” in connection with outstanding awards under employee share, option, notional fund and deferred cash plans. At the same time, UBS Group AG acquired the beneficial ownership of the financial assets and 91 million treasury shares of UBS Group AG held to hedge the economic exposure arising from these plans. Income and expenses related to the valuation of compensation plan liabilities, costs associated with the transfer and capital taxes are presented as other operating income and expenses; income and expenses related to financial assets and treasury shares hedging compensation plan liabilities are presented as financial income and expenses.

As of the balance sheet date, UBS Group AG estimates that the amount of reserves possibly available for distribution to shareholders under Swiss corporate law was approximately CHF 36.7 billion. In accordance with Swiss law, no dividend distribution can be made without an audit by UBS Group AG’s auditors of the dividend proposal; audited financial statements approved by shareholders evidencing that the requirements for the distribution of dividends are met; and the shareholders’ resolution approving the distribution of dividend.

è	Refer to the “The new legal structure of UBS Group” section of this report for more information

145

Supplemental information (unaudited) for UBS Group AG (standalone),
UBS AG (consolidated), UBS AG (standalone) and UBS Limited (standalone)

UBS AG (consolidated) financial information

Key figures

	As of or for the quarter ended			As of or for the year ended
CHF million, except where indicated	31.12.14	30.9.14	31.12.13	31.12.14	31.12.13

Results
Operating income	6,745	6,876	6,307	28,026	27,732
Operating expenses	6,199	7,430	5,858	25,423	24,461
Operating profit/(loss) before tax	546	(554)	449	2,603	3,272
Net profit/(loss) attributable to UBS AG shareholders	1,005	762	917	3,614	3,172
Diluted earnings per share (CHF)	0.26	0.20	0.24	0.94	0.83

Key performance indicators[1]
Profitability
Return on equity (RoE) (%)	7.8	6.1	7.7	7.2	6.7
Return on assets, gross (%)	2.6	2.7	2.5	2.8	2.5
Cost/income ratio (%)	91.1	107.5	92.7	90.5	88.0
Growth
Net profit growth (%)	31.9	(3.8)	58.9	13.9
Net new money growth for combined wealth management businesses (%)	1.7	3.1	2.4	2.5	3.4
Resources
Common equity tier 1 capital ratio (fully applied, %)[2]	14.3	13.7	12.8	14.3	12.8
Swiss SRB leverage ratio (phase-in, %)	5.4	5.4	4.7	5.4	4.7

Additional information
Profitability
Return on tangible equity (%)[3]	9.2	7.1	9.1	8.5	8.0
Return on risk-weighted assets, gross (%)[4]	12.3	12.2	11.2	12.4	11.4
Resources
Total assets[5]	1,062,305	1,044,899	1,013,355	1,062,305	1,013,355
Equity attributable to UBS AG shareholders	52,220	50,824	48,002	52,220	48,002
Common equity tier 1 capital (fully applied)[2]	30,953	30,047	28,908	30,953	28,908
Common equity tier 1 capital (phase-in)[2]	44,202	42,464	42,179	44,202	42,179
Risk-weighted assets (fully applied)[2]	217,158	219,296	225,153	217,158	225,153
Risk-weighted assets (phase-in)[2]	221,150	222,648	228,557	221,150	228,557
Common equity tier 1 capital ratio (phase-in, %)[2]	20.0	19.1	18.5	20.0	18.5
Total capital ratio (fully applied, %)[2]	19.1	18.7	15.4	19.1	15.4
Total capital ratio (phase-in, %)[2]	25.6	24.9	22.2	25.6	22.2
Swiss SRB leverage ratio (fully applied, %)	4.1	4.2	3.4	4.1	3.4
Swiss SRB leverage ratio denominator (fully applied)[5]	999,152	980,669	1,015,306	999,152	1,015,306
Swiss SRB leverage ratio denominator (phase-in)[5]	1,005,994	987,327	1,022,924	1,005,994	1,022,924
Other
Invested assets (CHF billion)[6]	2,734	2,640	2,390	2,734	2,390
Personnel (full-time equivalents)	60,155	60,292	60,205	60,155	60,205
Market capitalization[7]	63,243	64,047	65,007	63,243	65,007
Total book value per share (CHF)[7]	13.59	13.54	12.74	13.59	12.74
Tangible book value per share (CHF)[7]	11.82	11.78	11.07	11.82	11.07

1  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators. In the first quarter of 2014, the definitions of certain key performance indicators were amended. Refer to the “Regulatory and legal developments and financial reporting changes” section of our first quarter 2014 report for more information.    2  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    3  Net profit/(loss) attributable to UBS AG shareholders before amortization and impairment of goodwill and intangible assets (annualized as applicable)/average equity attributable to UBS AG shareholders less average goodwill and intangible assets.    4  Based on phase-in Basel III risk-weighted assets.    5  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.    6  Includes invested assets for Retail & Corporate.    7  Refer to the “UBS shares” section of this report for more information.

146

Financial information

Income statement

	For the quarter ended			% change from		Year ended
CHF million, except per share data	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13
Interest income	3,314	3,352	2,965	(1)	12	13,194	13,137
Interest expense	(1,447)	(1,478)	(1,419)	(2)	2	(6,639)	(7,351)
Net interest income	1,867	1,874	1,546	0	21	6,555	5,786
Credit loss (expense)/recovery	(60)	(32)	(15)	88	300	(78)	(50)
Net interest income after credit loss expense	1,807	1,842	1,531	(2)	18	6,477	5,736
Net fee and commission income	4,396	4,273	4,096	3	7	17,076	16,287
Net trading income	436	700	604	(38)	(28)	3,841	5,130
Other income	106	61	75	74	41	632	580
Total operating income	6,745	6,876	6,307	(2)	7	28,026	27,732
Personnel expenses	3,732	3,739	3,660	0	2	15,280	15,182
General and administrative expenses	2,225	3,468	1,956	(36)	14	9,243	8,380
Depreciation and impairment of property and equipment	219	203	221	8	(1)	817	816
Amortization and impairment of intangible assets	23	20	22	15	5	83	83
Total operating expenses	6,199	7,430	5,858	(17)	6	25,423	24,461
Operating profit/(loss) before tax	546	(554)	449		22	2,603	3,272
Tax expense/(benefit)	(493)	(1,317)	(470)	(63)	5	(1,158)	(110)
Net profit/(loss)	1,039	763	919	36	13	3,761	3,381
Net profit/(loss) attributable to preferred noteholders	31	0	0			142	204
Net profit/(loss) attributable to non-controlling interests	2	1	2	100	0	5	5
Net profit/(loss) attributable to UBS AG shareholders	1,005	762	917	32	10	3,614	3,172

Earnings per share (CHF)
Basic	0.26	0.20	0.24	30	8	0.96	0.84
Diluted	0.26	0.20	0.24	30	8	0.94	0.83

147

Supplemental information (unaudited) for UBS Group AG (standalone),
UBS AG (consolidated), UBS AG (standalone) and UBS Limited (standalone)

Statement of comprehensive income

	For the quarter ended			Year ended
CHF million	31.12.14	30.9.14	31.12.13	31.12.14	31.12.13

Comprehensive income attributable to UBS AG shareholders
Net profit/(loss)	1,005	762	917	3,614	3,172

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	726	1,201	(207)	1,839	(440)
Foreign exchange amounts reclassified to the income statement from equity	2	1	24	2	(36)
Income tax relating to foreign currency translation movements	(1)	(7)	1	(7)	5
Subtotal foreign currency translation, net of tax	726	1,195	(182)	1,834	(471)
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale, before tax	148	(1)	(18)	335	(57)
Impairment charges reclassified to the income statement from equity	18	52	5	76	41
Realized gains reclassified to the income statement from equity	(69)	(46)	(61)	(244)	(265)
Realized losses reclassified to the income statement from equity	7	12	40	25	56
Income tax relating to net unrealized gains/(losses) on financial investments available-for-sale	(25)	(1)	13	(52)	71
Subtotal financial investments available-for-sale, net of tax	78	15	(20)	140	(154)
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	672	237	(72)	2,086	(652)
Net (gains)/losses reclassified to the income statement from equity	(342)	(283)	(297)	(1,197)	(1,261)
Income tax relating to cash flow hedges	(72)	8	75	(196)	393
Subtotal cash flow hedges, net of tax	258	(38)	(294)	693	(1,520)
Total other comprehensive income that may be reclassified to the income statement, net of tax	1,062	1,173	(496)	2,667	(2,145)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains/(losses) on defined benefit plans, before tax	(859)	(1,097)	(74)	(1,454)	1,178
Income tax relating to defined benefit plans	171	207	35	247	(239)
Subtotal defined benefit plans, net of tax	(688)	(889)	(39)	(1,208)	939
Property revaluation surplus
Gains on property revaluation, before tax	0	0	0	0	0
Net (gains)/losses reclassified to retained earnings	0	0	(6)	0	(6)
Income tax relating to gains on property revaluation	0	0	0	0	0
Subtotal changes in property revaluation surplus, net of tax	0	0	(6)	0	(6)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(688)	(889)	(45)	(1,208)	933

Total other comprehensive income	374	283	(541)	1,459	(1,211)
Total comprehensive income attributable to UBS AG shareholders	1,380	1,046	376	5,073	1,961

148

Financial information

Statement of comprehensive income (continued)

	For the quarter ended			Year ended
CHF million	31.12.14	30.9.14	31.12.13	31.12.14	31.12.13

Comprehensive income attributable to preferred noteholders
Net profit/(loss)	31	0	0	142	204
Other comprehensive income
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	50	83	(13)	119	355
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	50	83	(13)	119	355
Total other comprehensive income that will not be reclassified to the income statement, net of tax	50	83	(13)	119	355
Total comprehensive income attributable to preferred noteholders	81	83	(13)	260	559

Comprehensive income attributable to non-controlling interests
Net profit/(loss)	2	1	2	5	5
Other comprehensive income
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	0	1	0	3	(1)
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	0	1	0	3	(1)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	0	1	0	3	(1)
Total comprehensive income attributable to non-controlling interests	3	2	2	7	4

Total comprehensive income
Net profit/(loss)	1,039	763	919	3,761	3,381
Other comprehensive income	424	368	(553)	1,580	(857)
of which: other comprehensive income that may be reclassified to the income statement	1,062	1,173	(496)	2,667	(2,145)
of which: other comprehensive income that will not be reclassified to the income statement	(638)	(805)	(57)	(1,087)	1,288
Total comprehensive income	1,464	1,131	366	5,341	2,524

149

Supplemental information (unaudited) for UBS Group AG (standalone),
UBS AG (consolidated), UBS AG (standalone) and UBS Limited (standalone)

Balance sheet

				% change from
CHF million	31.12.14	30.9.14	31.12.13	30.9.14	31.12.13

Assets
Cash and balances with central banks	104,073	108,745	80,879	(4)	29
Due from banks	13,334	13,991	13,874	(5)	(4)
Cash collateral on securities borrowed	24,063	26,020	27,496	(8)	(12)
Reverse repurchase agreements	68,414	68,050	91,563	1	(25)
Trading portfolio assets	138,156	130,413	122,848	6	12
of which: assets pledged as collateral which may be sold or repledged by counterparties	56,018	49,322	42,449	14	32
Positive replacement values	256,978	247,580	254,084	4	1
Cash collateral receivables on derivative instruments	30,979	29,863	26,548	4	17
Financial assets designated at fair value	4,493	5,507	7,364	(18)	(39)
Loans	315,984	310,262	286,959	2	10
Financial investments available-for-sale	57,159	55,956	59,525	2	(4)
Investments in associates	927	896	842	3	10
Property and equipment	6,854	6,651	6,006	3	14
Goodwill and intangible assets	6,785	6,590	6,293	3	8
Deferred tax assets	11,038	10,074	8,845	10	25
Other assets	23,069	24,301	20,228	(5)	14
Total assets	1,062,305	1,044,899	1,013,355	2	5

Liabilities
Due to banks	10,492	11,796	12,862	(11)	(18)
Cash collateral on securities lent	9,180	9,241	9,491	(1)	(3)
Repurchase agreements	11,818	13,991	13,811	(16)	(14)
Trading portfolio liabilities	27,958	28,434	26,609	(2)	5
Negative replacement values	254,101	244,029	248,079	4	2
Cash collateral payables on derivative instruments	42,372	38,045	44,507	11	(5)
Financial liabilities designated at fair value	75,297	70,725	69,901	6	8
Due to customers	410,979	401,786	390,825	2	5
Debt issued	91,207	98,917	81,586	(8)	12
Provisions	4,232	4,818	2,971	(12)	42
Other liabilities	70,392	70,293	62,777	0	12
Total liabilities	1,008,028	992,072	963,419	2	5

Equity
Share capital	384	384	384	0	0
Share premium	32,057	33,449	33,952	(4)	(6)
Treasury shares	(37)	(1,440)	(1,031)	(97)	(96)
Equity classified as obligation to purchase own shares	0	(5)	(46)	(100)	(100)
Retained earnings	23,014	22,697	20,608	1	12
Other comprehensive income recognized directly in equity, net of tax	(3,199)	(4,262)	(5,866)	(25)	(45)
Equity attributable to UBS AG shareholders	52,220	50,824	48,002	3	9
Equity attributable to preferred noteholders	2,013	1,962	1,893	3	6
Equity attributable to non-controlling interests	45	41	41	10	10
Total equity	54,277	52,828	49,936	3	9
Total liabilities and equity	1,062,305	1,044,899	1,013,355	2	5

150

Financial information

Basis of accounting

The consolidated financial statements (the Financial Statements) of UBS AG and its subsidiaries are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS AG is incorporated. However, these interim Financial Statements have not been prepared in accordance with IAS 34, Interim Financial Reporting because they do not include a statement of cash flows and explanatory notes. This information will be included in UBS AG’s consolidated annual Financial Statements for the period ended 31 December 2014.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the annual Financial Statements for the period ended 31 December 2013, except for the changes described below and those identified in Note 1 Basis of accounting in the Financial information sections of UBS AG’s first and third quarter 2014 reports: in particular the adoption of Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32,

Financial Instruments: Presentation) on 1 January 2014, which resulted in a restatement of prior year balance sheet comparatives. These interim Financial Statements are unaudited and should be read in conjunction with the audited Financial Statements included in the Annual Report 2013. In the opinion of management, all necessary adjustments were made for a fair presentation of UBS AG’s consolidated financial position and results of operations.

Preparation of these interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to item 2 of Note 1a) Significant accounting policies in UBS AG’s Annual Report 2013.

151

Supplemental information (unaudited) for UBS Group AG (standalone),
UBS AG (consolidated), UBS AG (standalone) and UBS Limited (standalone)

Basis of accounting (continued)

Establishment of UBS Group AG as the holding company of the UBS Group

During 2014, UBS Group AG was established as the holding company of the UBS Group. This change is intended, along with other measures already announced, to substantially improve the resolvability of the UBS Group in response to evolving “too-big-to-fail” regulatory requirements. UBS Group AG was incorporated on 10 June 2014 as a wholly owned subsidiary of UBS AG. On 29 September 2014, UBS Group AG launched an offer to acquire all the issued ordinary shares of UBS AG in exchange for registered shares of UBS Group AG on a one-for-one basis. Following the exchange offer and subsequent private exchanges on a one-for-one basis with various shareholders and banks in Switzerland and elsewhere outside the United States, UBS Group AG acquired 96.68% of UBS AG shares by 31 December 2014, becoming the holding company of the UBS Group and the parent company of UBS AG.

In prior years, UBS AG issued subordinated notes, also referred to as preferred notes, to structured entities that are not consolidated under IFRS. In accordance with the terms of these preferred notes, the share-for-share exchange triggered a distribution of CHF 31 million to the preferred noteholders, which is presented as Net profit attributable to preferred noteholders in the consolidated income statement and statement of comprehensive income.

Upon the exchange of the UBS AG treasury shares for shares of UBS Group AG, they no longer qualified as treasury shares, as defined under IAS 32, Financial Instruments: Presentation. Instead, the UBS Group AG shares held by UBS AG and its subsidiaries are accounted for as financial assets in accordance with IAS 39, Financial Instruments: Recognition and Measurement.

Obligations to purchase own shares, which previously were classified as equity instruments and presented as Equity classified as obligation to purchase own shares on the consolidated balance sheet, were reclassified to financial assets and financial liabilities, as these contracts may no longer be settled with UBS AG shares, but only with UBS Group AG shares.

Transfer of deferred compensation plans

As part of the Group reorganization, in the fourth quarter 2014, UBS Group AG assumed all obligations of UBS AG as “grantor” in connection with outstanding awards under employee share, option, notional fund and deferred cash plans. At the same time, UBS Group AG acquired the beneficial ownership of the financial assets and 91 million treasury shares of UBS Group AG held to hedge the economic exposure arising from these plans.

Obligations relating to these deferred compensation plans’ awards, which are required to be, and have been, granted by a separate UBS subsidiary or local employing entity, have not been assumed by UBS Group AG and will continue on this basis. Furthermore, obligations related to other compensation vehicles, such as defined benefit pension plans and other local awards, have not been assumed by UBS Group AG and are retained by the relevant employing and/or sponsoring entities.

The transfer was conducted under Swiss Law on an arm’s length basis. The excess of the fair value of the hedging assets over the fair value of the plans’ obligations, amounting to CHF 206 million, was recorded as a loan from UBS AG to UBS Group AG.

152

Financial information

Removing exchange-traded derivative client cash balances from UBS AG’s consolidated balance sheet

UBS AG and its subsidiaries collect cash and securities collateral, in the form of initial and variation margin, from its clients and remits them to central counterparties (CCPs), brokers and deposit banks through its exchange-traded derivative (ETD) clearing and execution services. In the fourth quarter of 2014, UBS AG changed its accounting policy with respect to recognizing cash initial margin collected and remitted (together, client cash balances) to more closely align with evolving market practices.

Specifically, if through contractual agreement or by regulation, (i) UBS AG and its subsidiaries are not permitted to reinvest client cash balances; (ii) interest paid by the CCP, broker or deposit bank on cash deposits forms part of the client cash balances with deductions being made solely as compensation for clearing and execution services provided; (iii) UBS AG and its subsidiaries do not guarantee and are not liable to the client for the performance of the CCP, broker or deposit bank; and (iv) the client cash balances are legally isolated from UBS AG and its subsidiaries’ estate, UBS AG concluded that it does not obtain benefits from or control client cash balances. Therefore, those amounts are not deemed to represent assets and corresponding liabilities of UBS AG consolidated and are no longer reflected within Cash collateral payables on derivative instruments for the amounts due to clients, Cash collateral receivables on derivative instruments in relation to amounts posted to CCPs and Due from Banks for any amounts that are deposited at third party deposit banks. Cash collateral receivables on derivatives decreased by CHF 1.2 billion, Due from Banks decreased by CHF 3.0 billion and Cash collateral payables on derivatives decreased by CHF 4.2 billion as of 31 December 2014.

The comparative balance sheets as of 30 September 2014 and 31 December 2013 were restated with the effect presented in the table on the previous page. A balance sheet as of the beginning of 2013 has not been presented because the change in policy was not deemed to have a material impact on the financial statements. There was no impact on consolidated total equity, net profit, earnings per share or on UBS AG’s consolidated Basel III capital.

Presentation of defined benefit plans

In the fourth quarter of 2014, to align with market practice, the disclosure of defined benefit plan remeasurements in the balance sheet was amended to present the year-to-date and life-to-date movements directly within Retained earnings, rather than as a separate component of other comprehensive income. The comparative balance sheet as of 31 December 2013 was restated to reflect this presentational change. Cumulative net income recognized directly in equity, net of tax as presented within the balance sheet was renamed to Other comprehensive income recognized directly in equity, net of tax.

Removing ETD client cash balances: effect on the balance sheet

CHF million	Balance as of 30.9.14 previously reported	Change in reported figures	Restated balance as of 30.9.14	Balance as of 31.12.13 previously reported	Change in reported figures	Restated balance as of 31.12.13

Total assets	1,049,258	(4,358)	1,044,899	1,018,374	(5,019)	1,013,355
of which: Due from banks	17,041	(3,050)	13,991	17,170	(3,296)	13,874
of which: Cash collateral receivables on derivative instruments	31,171	(1,308)	29,863	28,271	(1,723)	26,548

Total liabilities	996,430	(4,358)	992,072	968,438	(5,019)	963,419
of which: Cash collateral payables on derivative instruments	42,403	(4,358)	38,045	49,526	(5,019)	44,507

Total equity	52,828	0	52,828	49,936	0	49,936
Total liabilities and equity	1,049,258	(4,358)	1,044,899	1,018,374	(5,019)	1,013,355

Events after the reporting period

Refer to “Note 15 Events after the reporting period” to the consolidated financial statements of UBS Group AG. The impact from these events on the UBS AG consolidated financial statements is similar to the impact on the UBS Group AG consolidated Financial statements.

Swiss SRB Basel III available capital versus capital requirements (phase-in)

	Capital ratio (%)				Capital
CHF million, except where indicated	Requirement[1]	Actual[2]			Requirement	Actual[2]
	31.12.14	31.12.14	30.9.14	31.12.13	31.12.14	31.12.14	30.9.14	31.12.13
Base capital (common equity tier 1 capital)	4.0	4.0	4.0	3.5	8,846	8,846	8,906	8,000
Buffer capital (common equity tier 1 capital)	4.6	16.0	15.1	15.0	10,273	35,356	33,558	34,180
of which: effect of countercyclical buffer	0.1	0.1	0.1	0.1	322	322	327	149
Progressive buffer capital (loss-absorbing capital)	2.5	4.7	4.9	2.5	5,469	10,451	10,923	5,665
Phase-out capital (tier 2 capital)		0.9	1.0	1.3		2,050	2,159	2,971
Total	11.1	25.6	24.9	22.2	24,589	56,703	55,546	50,815

1  Prior to the implementation of the Basel III framework, FINMA also defined a total capital ratio target for UBS AG consolidated of 14.4% which is effective until the Swiss SRB Basel III transitional capital requirement exceeds a total capital ratio of 14.4%.    2  Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.

Swiss SRB Basel III capital information

	Phase-in						Fully applied
CHF million, except where indicated	31.12.14		30.9.14		31.12.13		31.12.14	30.9.14	31.12.13
Tier 1 capital	44,202	[1]	42,464	[1]	42,179	[1]	30,953	30,047	28,908
of which: common equity tier 1 capital	44,202		42,464		42,179		30,953	30,047	28,908
Tier 2 capital	12,501		13,082		8,636		10,451	10,923	5,665
of which: high-trigger loss-absorbing capital	0		954		955		0	954	955
of which: low-trigger loss-absorbing capital	10,451		9,968		4,710		10,451	9,968	4,710
of which: phase-out capital	2,050		2,159		2,971
Total capital	56,703		55,546		50,815		41,404	40,969	34,573
Common equity tier 1 capital ratio (%)	20.0		19.1		18.5		14.3	13.7	12.8
Tier 1 capital ratio (%)	20.0		19.1		18.5		14.3	13.7	12.8
Total capital ratio (%)	25.6		24.9		22.2		19.1	18.7	15.4
Risk-weighted assets	221,150		222,648		228,557		217,158	219,296	225,153

1  Includes additional tier 1 capital in the form of hybrid instruments that was entirely offset by the required deductions for goodwill.

153

Supplemental information (unaudited) for UBS Group AG (standalone),

UBS AG (consolidated), UBS AG (standalone) and UBS Limited (standalone)

Reconciliation IFRS equity to Swiss SRB Basel III capital

	Phase-in			Fully applied
CHF million	31.12.14	30.9.14	31.12.13	31.12.14	30.9.14	31.12.13
Equity attributable to UBS AG shareholders	52,220	50,824	48,002	52,220	50,824	48,002
Equity attributable to preferred note holders and non-controlling interests	2,058	2,004	1,935	2,058	2,004	1,935
Total IFRS equity	54,277	52,828	49,936	54,277	52,828	49,936
Equity attributable to preferred noteholders and non-controlling interests	(2,058)	(2,004)	(1,935)	(2,058)	(2,004)	(1,935)
Defined benefit plans (before phase-in, as applicable)[1]	3,997	3,247	2,540	0	(723)	(952)
Defined benefit plans, 20% phase-in	(799)	(794)
Deferred tax assets recognized for tax loss carry-forwards (before phase-in, as applicable)[2]				(8,025)	(7,373)	(6,665)
Deferred tax assets recognized for tax loss carry-forwards, 20% phase-in	(1,605)	(1,472)
Deferred tax assets on temporary differences, excess over threshold	0	0	0	(421)	(178)	0
Goodwill, net of tax, less hybrid capital[3]	(3,478)	(3,342)	(3,044)	(6,687)	(6,504)	(6,157)
Intangible assets, net of tax	(410)	(414)	(435)	(410)	(414)	(435)
Unrealized (gains)/losses from cash flow hedges, net of tax	(2,156)	(1,898)	(1,463)	(2,156)	(1,898)	(1,463)
Compensation and own shares-related capital components (not recognized in net profit)	0	(1,151)	(1,430)	0	(1,151)	(1,430)
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	136	180	304	136	180	304
Unrealized gains related to financial investments available-for-sale, net of tax	(384)	(323)	(325)	(384)	(323)	(325)
Prudential valuation adjustments	(123)	(148)	(107)	(123)	(148)	(107)
Consolidation scope	(88)	(85)	(55)	(88)	(85)	(55)
Other[4]	(3,107)	(2,159)	(1,806)	(3,107)	(2,159)	(1,806)
Common equity tier 1 capital	44,202	42,464	42,179	30,953	30,047	28,908
Hybrid capital subject to phase-out	3,210	3,162	3,113
Goodwill, net of tax, offset against hybrid capital	(3,210)	(3,162)	(3,113)
Additional tier 1 capital	0	0	0
Tier 1 capital	44,202	42,464	42,179	30,953	30,047	28,908
Tier 2 capital	12,501	13,082	8,636	10,451	10,923	5,665
Total capital	56,703	55,546	50,815	41,404	40,969	34,573

1  Phase-in number net of tax, fully applied number pre-tax.    2  Includes the reversal of deferred tax assets recognized for tax loss carry-forwards (CHF 688 million) related to the cumulative IAS 19R retained earnings implementation effect.    3  Includes goodwill relating to significant investments in financial institutions of CHF 375 million.    4  Includes accruals for capital returns to shareholders and other items.

154

Financial information

Swiss SRB leverage ratio requirements (phase-in)

	Swiss SRB leverage ratio (%)					Swiss SRB leverage ratio capital
CHF million, except where indicated	Requirement[1]		Actual[2,3]			Requirement	Actual[2,3]
	31.12.14		31.12.14	30.9.14	31.12.13	31.12.14	31.12.14	30.9.14	31.12.13
Base capital (common equity tier 1 capital)	1.0		1.0	1.0	0.8	9,658	9,658	9,478	8,593
Buffer capital (common equity tier 1 capital)	1.1	[4]	3.4	3.3	3.3	10,865	34,545	32,986	33,587
Progressive buffer capital (loss-absorbing capital)	0.6		1.0	1.1	0.6	5,971	10,451	10,923	5,665
Total	2.6		5.4	5.4	4.7	26,494	54,654	53,387	47,844

1  Requirements for base capital (24% of 4%), buffer capital (24% of 4.5%) and progressive buffer capital (24% of 2.5%).    2  Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.    3  During the transition period until end of 2017, high-trigger loss-absorbing capital (LAC) can be included in the progressive buffer.    4  CET1 capital can be substituted by high-trigger loss-absorbing capital up to 0.4% in 2014.

Swiss SRB leverage ratio

CHF million, except where indicated	Average 4Q14	Average 3Q14	Average 4Q13[3]
Total on-balance sheet assets[1]	1,038,688	993,411	1,022,209
Netting of securities financing transactions	(6,141)	(6,036)	(1,537)
Netting of derivative exposures	(184,265)	(162,052)	(206,807)
Current exposure method (CEM) add-on for derivative exposures	63,385	66,654	105,352
Off-balance sheet items	88,781	88,949	96,256
of which: commitments and guarantees – unconditionally cancellable (10%)	17,241	17,437	21,538
of which: commitments and guarantees – other than unconditionally cancellable (100%)	71,539	71,512	74,719
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	19,223	19,113	17,878
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)	(13,678)	(12,712)	(10,428)
Total adjusted exposure (“leverage ratio denominator”), phase-in2	1,005,994	987,327	1,022,924
Additional items deducted from Swiss SRB tier 1 capital, fully applied (at period-end)	(6,842)	(6,658)	(7,617)
Total adjusted exposure (“leverage ratio denominator”), fully applied[2]	999,152	980,669	1,015,306

	As of
	31.12.14	30.9.14	31.12.13
Common equity tier 1 capital (phase-in)	44,202	42,464	42,179
Loss-absorbing capital	10,451	10,923	5,665
Common equity tier 1 capital including loss-absorbing capital	54,654	53,387	47,844
Swiss SRB leverage ratio phase-in (%)	5.4	5.4	4.7

	As of
	31.12.14	30.9.14	31.12.13
Common equity tier 1 capital (fully applied)	30,953	30,047	28,908
Loss-absorbing capital	10,451	10,923	5,665
Common equity tier 1 capital including loss-absorbing capital	41,404	40,969	34,573
Swiss SRB leverage ratio fully applied (%)	4.1	4.2	3.4
1  Represent assets recognized on the UBS AG consolidated balance sheet in accordance with IFRS measurement principles.    2  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions and for OTC derivatives with a qualifying central counterparty.    3   Comparative figures in this table have been restated to reflect the adoption of “Amendments to IAS 32.” This change had no material impact on the leverage ratio. Refer to “Note 1 Basis of accounting” in the “Financial information” section of our first quarter 2014 report on the adoption of “Amendments to IAS 32.”

155

Supplemental information (unaudited) for UBS Group AG (standalone),

UBS AG (consolidated), UBS AG (standalone) and UBS Limited (standalone)

UBS AG (standalone) financial information

Income statement

	For the quarter ended			% change from		Year ended
CHF million	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13
Net interest income	1,509	1,477	1,146	2	32	5,097	4,044
Net fee and commission income	1,467	1,477	1,666	(1)	(12)	6,192	6,454
Net trading income	542	601	471	(10)	15	3,407	4,209
Other income from ordinary activities	1,096	1,010	773	9	42	3,729	2,368
of which: dividend income from investments in subsidiaries and other participations	280	211	315	33	(11)	878	1,015
Operating income	4,614	4,565	4,055	1	14	18,425	17,074
Personnel expenses	432	1,995	1,583	(78)	(73)	6,787	8,156
General and administrative expenses	1,738	1,430	1,666	22	4	5,727	5,041
Operating expenses	2,170	3,425	3,249	(37)	(33)	12,514	13,197
Operating profit	2,444	1,140	806	114	203	5,911	3,877
Impairment of investments in subsidiaries and other participations	184	11	882		(79)	415	1,275
Depreciation of fixed assets	170	150	143	13	19	616	579
Allowances, provisions and losses	(314)	1,600	(43)		630	1,479	659
Profit/(loss) before extraordinary items and taxes	2,404	(621)	(176)			3,401	1,365
Extraordinary income	1,704	2,611	1,117	(35)	53	4,850	1,667
of which: reversal of impairments and provisions of subsidiaries and other participations	1,683	2,604	845	(35)	99	4,646	976
Extraordinary expenses	0	0	10		(100)	(57)	(9)
Tax (expense)/benefit	(62)	(63)	(84)	(2)	(26)	(212)	(270)
Net profit for the period	4,046	1,928	868	110	366	7,983	2,753

156

Financial information

Balance sheet

				% change from
CHF million	31.12.14	30.9.14	31.12.13	30.9.14	31.12.13

Assets
Liquid assets	95,711	100,551	69,808	(5)	37
Money market paper	10,966	15,446	22,159	(29)	(51)
Due from banks	112,649	109,101	127,689	3	(12)
Due from customers	183,091	182,944	153,326	0	19
Mortgage loans	155,406	155,212	152,479	0	2
Trading balances in securities and precious metals	101,820	95,607	94,841	6	7
Financial investments	37,154	33,245	34,985	12	6
Investments in subsidiaries and other participations	27,199	25,552	21,758	6	25
Fixed assets	5,932	5,709	5,193	4	14
Accrued income and prepaid expenses	2,012	2,104	2,025	(4)	(1)
Positive replacement values	42,385	37,338	29,085	14	46
Other assets	3,568	4,381	2,568	(19)	39
Total assets	777,893	767,190	715,917	1	9

Liabilities
Money market paper issued	34,235	27,068	22,885	26	50
Due to banks	94,952	89,425	79,207	6	20
Trading portfolio liabilities	18,965	19,026	22,165	0	(14)
Due to customers on savings and deposit accounts	112,709	110,235	106,040	2	6
Other amounts due to customers	289,779	289,801	271,339	0	7
Medium-term notes	602	665	779	(9)	(23)
Bonds issued and loans from central mortgage institutions	77,067	85,035	75,585	(9)	2
Financial liabilities designated at fair value	49,803	51,739	49,620	(4)	0
Accruals and deferred income	4,700	6,680	6,610	(30)	(29)
Negative replacement values	42,911	38,008	37,415	13	15
Other liabilities	6,962	7,169	6,029	(3)	15
Allowances and provisions	2,697	3,879	2,805	(30)	(4)
Total liabilities	735,383	728,730	680,480	1	8

Equity
Share capital	384	384	384	0	0
General statutory reserve	28,453	28,450	26,611	0	7
Reserve for own shares	0	1,436	1,020	(100)	(100)
Other reserves	5,689	4,254	4,669	34	22
Net profit/(loss) for the period	7,983	3,936	2,753	103	190
Equity attributable to shareholders	42,510	38,460	35,437	11	20
Total liabilities and equity	777,893	767,190	715,917	1	9

157

Supplemental information (unaudited) for UBS Group AG (standalone),

UBS AG (consolidated), UBS AG (standalone) and UBS Limited (standalone)

Basis of accounting

The UBS AG (standalone) (formerly the Parent Bank) financial statements are prepared in accordance with Swiss GAAP (FINMA Circular 2008/2 and the Banking Ordinance). The accounting policies are principally the same as the IFRS-based accounting policies for the Group, which are described more fully in “Note 1 Summary of significant accounting policies to the consolidated financial statements” in our Annual Report 2013. Key differences between the accounting policies for the Group and for UBS AG are described in “Note 38 Swiss GAAP requirements to the consolidated financial statements” in the Annual Report 2013. Further information on the accounting policies applied for the statutory accounts of UBS AG can be found in “Note 2 Accounting policies to the UBS AG (Parent Bank) financial statements” in the Annual Report 2013.

In preparing the interim financial information for UBS AG, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2013, except for the changes described below. This interim financial information is unaudited and should be read in conjunction with the audited financial statements included in the Annual Report 2013.

Deferred compensation

In relation to the ongoing Group restructuring as announced during 2014 and the associated transfer of the grantor role and related liabilities from UBS AG to UBS Group AG as ultimate holding entity, UBS reassessed, in the fourth quarter of 2014, its accounting for certain equity participation and other compensation plans and has aligned the recognition period as well as measurement of such plans with IFRS. Accordingly, compensation expense is recognized over the vesting period and measured at grant date fair value, which includes certain adjustments such as forfeiture assumptions or post vesting transfer restrictions; equity-settled plans are not remeasured after grant. The alignment resulted in a net release of Accruals and deferred income of CHF 1,330 million presented as a reduction to Personnel expenses of CHF 1,355 million as well as a reduction to Net trading income of CHF 25 million. A considerable part of the income recognized in 2014 from the alignment will be compensated in future years by the recognition of expense over the vesting period.

Restructuring provisions

In the fourth quarter of 2014, UBS reassessed its accounting policy for recognition of restructuring provisions, which resulted in alignment with IFRS regarding (a) the scope of provisionable charges and (b) timing of recognition of a provision. This voluntary change in accounting policy was adopted in the fourth quarter of 2014 and resulted in a release of CHF 399 million in restructuring provisions which was recognized as a reduction to Allowances, provisions and losses.

Events after the reporting period

Refer to “Note 15 Events after the reporting period – Impact of Swiss National Bank actions” to the consolidated financial statements of UBS Group AG. The impact from currency translation rate changes on the UBS AG standalone equity under Swiss GAAP is estimated to be within a similar range as the impact on UBS Group AG consolidated equity under IFRS, noting that foreign currency translation losses related to foreign branches and subsidiaries generally impact the UBS AG standalone income statement under Swiss GAAP. UBS AG stand-alone Swiss SRB capital (phase-in) is estimated to be positively impacted by the events.

Capital requirements under Swiss SRB regulations

Pursuant to Swiss SRB regulations, article 125 of the Swiss Capital Ordinance (CAO), under the section “Reliefs for financial groups and individual institutions,” stipulates that the Swiss Financial Market Supervisory Authority (FINMA) may grant, under certain conditions, capital relief on the level of individual institutions, to ensure that the fulfillment of the capital requirements at the

UBS AG (standalone) level does not result in a de facto overcapitalization at Group level.

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Refer to “Parent bank capital requirements under Swiss SRB regulations” in the “Supplemental information (unaudited) for UBS AG (Parent Bank) and UBS Limited” section of our first quarter 2014 report for more information on revised UBS AG (standalone) capital requirements as of 1 January 2014

158

Financial information

Reconciliation of Swiss federal banking law equity to Swiss SRB Basel III capital

CHF billion	31.12.14	30.9.14	31.12.13
Equity – Swiss federal banking law	42.5	38.5	35.4
Deferred tax assets	3.5	3.7	4.9
Defined benefit plans	3.7	3.6	4.0
Investments in the finance sector	(9.1)	(8.4)	(8.2)
Own shares, commitments related to own shares and compensation items	0.0	(0.4)	(0.8)
Goodwill and intangible assets	(0.4)	(0.4)	(0.4)
Other adjustments[1]	(4.2)	(2.0)	(1.4)
Common equity tier 1 capital (phase-in)	36.0	34.6	33.5
Tier 2 capital	6.4	7.6	3.5
Total capital (phase-in)	42.4	42.2	37.1

1  Includes accruals for capital returns to shareholders and other items.

Swiss SRB Basel III available capital versus capital requirements (phase-in)

	Capital ratio (%)				Capital
CHF million, except where indicated	Requirement	Actual			Requirement	Actual
	31.12.14	31.12.14	30.9.14	31.12.13	31.12.14	31.12.14	30.9.14	31.12.13
Common equity tier 1 capital	10.1	12.2	11.8	14.2	29,711	35,991	34,580	33,515
of which: countercyclical buffer	0.1	0.1	0.1	0.1	322	322	327	149
Common equity tier 1 capital/high-trigger loss-absorbing capital	11.5	12.2	12.2	14.6	33,825	35,991	35,534	34,470
Total capital	14.1	14.4	14.5	15.7	41,466	42,409	42,228	37,063

Swiss SRB Basel III capital information

	Phase-in
CHF million, except where indicated	31.12.14	30.9.14	31.12.13
Tier 1 capital	35,991	34,580	33,515
of which: common equity tier 1 capital	35,991	34,580	33,515
Tier 2 capital	6,418	7,648	3,549
of which: high-trigger loss-absorbing capital		954	955
of which: low-trigger loss-absorbing capital	10,451	9,968	4,710
of which: net deductions	(4,033)	(3,275)	(2,116)
Total capital	42,409	42,228	37,063
Common equity tier 1 capital ratio (%)	12.2	11.8	14.2
Tier 1 capital ratio (%)	12.2	11.8	14.2
Total capital ratio (%)	14.4	14.5	15.7
Risk-weighted assets	293,889	292,076	236,570

159

Supplemental information (unaudited) for UBS Group AG (standalone),
UBS AG (consolidated), UBS AG (standalone) and UBS Limited (standalone)

Swiss SRB leverage ratio requirements (phase-in)

	Swiss SRB leverage ratio (%)				Swiss SRB leverage ratio capital
CHF million, except where indicated	Requirement[1]	Actual			Requirement	Actual
	31.12.14	31.12.14	30.9.14	31.12.13	31.12.14	31.12.14	30.9.14	31.12.13
Common equity tier 1 capital	2.4	3.8	3.7	4.1	22,662	35,991	34,580	33,515
Common equity tier 1 capital and high-trigger loss-absorbing capital[2]	2.7	3.8	3.8	4.2	25,608	35,991	35,534	34,470
Total capital	3.4	4.5	4.6	4.5	31,726	42,409	42,228	37,063

1  Requirements for common equity tier 1 capital (24% of 10%), common equity tier 1 capital/high-trigger loss absorbing capital (24% of 11.3%) and total capital (24% of 14%).    2  High-trigger loss-absorbing capital was transferred from UBS AG to UBS Group AG therefore CET1 and CET1 including high-trigger loss-absorbing capital are the same for December 2014.

Swiss SRB leverage ratio

CHF million, except where indicated	Average 4Q14	Average 3Q14 [4]	Average 4Q13 [4]
Total on-balance sheet assets[1]	1,001,472	952,777 [2]	829,802
Netting of securities financing transactions	(28,861)	(25,404)	(2,131)
Netting of derivative exposures	(186,875)	(165,836)	(181,790)
Current exposure method (CEM) add-on for derivative exposures	65,938	67,816	92,978
Off-balance sheet items	102,117	104,209	89,180
of which: commitments and guarantees – unconditionally cancellable (10%)	9,495	9,981	10,837
of which: commitments and guarantees – other than unconditionally cancellable (100%)	92,622	94,228	78,344
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)	(9,552)	(8,951)	(10,254)
Total adjusted exposure (“leverage ratio denominator”)[3]	944,240	924,611	817,785

	As of
	31.12.14	30.9.14	31.12.13
Common equity tier 1 capital (phase-in)	35,991	34,580	33,515
Tier 2 capital	6,418	7,648	3,549
Total capital	42,409	42,228	37,063
Swiss SRB leverage ratio phase-in (%)	4.5	4.6	4.5

1  Represent assets recognized on the UBS AG (standalone) balance sheet in accordance with IFRS measurement principles.    2  The revocation of the previous FINMA capital relief related to certain intercompany exposures described in “Parent Bank capital requirements under Swiss SRB regulations” led to an increase of total on-balance sheet assets.    3  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.    4  Comparative figures in this table have been restated to reflect the adoption of “Amendments to IAS 32.’’ This change had no material impact on the leverage ratio. Refer to “Note 1 Basis of accounting” in the “Financial information” section of our first quarter 2014 report on the adoption of “Amendments to IAS 32.”

160

Financial information

UBS Limited (standalone) financial information

Income statement

	For the quarter ended			% change from		Year ended
GBP million	31.12.14	30.9.14	31.12.13	3Q14	4Q13	31.12.14	31.12.13
Interest income	71	104	66	(32)	8	313	331
Interest expense	(68)	(80)	(66)	(15)	3	(285)	(324)
Net interest income	3	25	0	(88)		28	7
Credit loss expense/recovery	(2)		0			(3)	0
Net fee and commission income	186	191	(2)	(3)		509	(8)
Net trading income	7	(21)	3		133	(13)	(2)
Other income	(46)	(55)	50	(16)		(39)	218
Total operating income	147	138	51	7	188	483	215
Total operating expenses	(126)	(130)	(45)	(3)	180	(406)	(188)
Operating profit before tax	21	8	5	163	320	77	27
Tax expense/(benefit)	(52)	(43)	1	21		(101)	5
Net profit	73	52	4	43		178	22

Statement of comprehensive income

	For the quarter ended			Year ended
GBP million	31.12.14	30.9.14	31.12.13	31.12.14	31.12.13
Net profit	73	52	4	178	22

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale	4	2	0	6	(5)
Total other comprehensive income that may be reclassified to the income statement	4	2	0	6	(5)
Total comprehensive income	77	53	4	184	17

161

Supplemental information (unaudited) for UBS Group AG (standalone),
UBS AG (consolidated), UBS AG (standalone) and UBS Limited (standalone)

Balance sheet

				% change from
GBP million	31.12.14	30.9.14	31.12.13	30.9.14	31.12.13

Assets
Due from banks	789	2,274	2,436	(65)	(68)
Cash collateral on securities borrowed and reverse repurchase agreements	11,556	10,212	21,331	13	(46)
Trading portfolio assets	3,937	5,337	1,021	(26)	286
Positive replacement values	30,042	31,942	38,208	(6)	(21)
Cash collateral receivables on derivative instruments	7,041	7,369	10,376	(4)	(32)
Loans	323	325	820	0	(61)
Other assets	6,346	6,127	4,476	4	42
Total assets	60,034	63,583	78,667	(6)	(24)

Liabilities
Due to banks	5,150	4,458	2,127	16	142
Cash collateral on securities lent and repurchase agreements	8,763	8,466	21,146	4	(59)
Trading portfolio liabilities	2,447	3,682	543	(34)	351
Negative replacement values	29,929	31,736	38,231	(6)	(22)
Cash collateral payables on derivative instruments	7,919	9,086	11,227	(13)	(29)
Due to customers	754	751	897	0	(16)
Other liabilities	881	1,283	1,066	(31)	(17)
Total liabilities	55,843	59,462	75,236	(6)	(26)

Equity
Share capital	227	227	227	0	0
Share premium	3,123	3,123	3,123	0	0
Retained earnings	220	155	81	42	172
Cumulative net income recognized directly in equity, net of tax	6	2	0	200
Other equity instruments	615	615	0	0
Total equity	4,191	4,121	3,431	2	22
Total liabilities and equity	60,034	63,583	78,667	(6)	(24)

162

Financial information

Basis of accounting

The financial statements of UBS Limited are prepared in accordance with International Financial Reporting Standards (IFRS), as endorsed by the European Union (EU), and are stated in British pounds (GBP), the functional currency of the entity. UBS Group AG is the ultimate parent of UBS Limited, which is directly owned by UBS AG. This interim financial information does not comply with IAS 34, Interim Financial Reporting, as it includes only the income statement, the statement of comprehensive income and the balance sheet of UBS Limited.

In preparing this interim financial information, the same accounting policies and methods of computation have been applied as in the audited financial statements included in the Report and Financial Statements of UBS Limited for the year ended 31 December 2013, except for the change described below and those described in the Basis of accounting UBS Limited in the Financial information sections of UBS’s first and third quarter 2014 report. Copies of the Report and Financial Statements of UBS Limited can be obtained from UBS Group AG, Investor Relations. This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS Limited.

For additional information on the modified business operating model implemented in May 2014, refer to the Basis of accounting UBS Limited in the Financial information section of UBS’s second quarter 2014 report.

Removing exchange-traded derivative client cash balances from the balance sheet

In the fourth quarter of 2014, UBS Limited changed its accounting policy with respect to recognizing cash initial margin collected and remitted (together, client cash balances) to more closely align with evolving market practices. As a result, Cash collateral receivables on derivatives decreased by GBP 1.5 billion, Due from banks decreased by GBP 3.6 billion and Cash collateral payables on derivatives decreased by GBP 5.1 billion, as of 31 December 2014.

The comparative balance sheets as of 30 September 2014 and 31 December 2013 were restated with the effect presented in the table on the next page. There was no impact on total equity, net profit or earnings per share.

è	Refer to ‘’Note 1 Basis of accounting’’ in the ‘’Financial information’’ section of this report for more information.

Income taxes

The fourth quarter of 2014 included an upward revaluation of recognized deferred tax assets in respect of tax losses carried forward, following the completion of our business planning process. The UK Government has proposed a change in law which would limit the proportion of banks’ annual taxable profits that can be offset by carried forward tax losses to 50%. To the extent that this change is enacted in 2015, we would expect to incur a reduction in recognized deferred tax assets of approximately GBP 40 million in that year.

163

Supplemental information (unaudited) for UBS Group AG (standalone), UBS AG (consolidated), UBS AG (standalone) and UBS Limited (standalone)

Removing ETD client cash balances: effect on the balance sheet

GBP million	Balance as of 30.9.14 previously reported	Change in reported figures	Restated balance as of 30.9.14	Balance as of 31.12.13 previously reported	Change in reported figures	Restated balance as of 31.12.13

Total assets	67,338	(3,755)	63,583	82,866	(4,199)	78,667
of which: Due from banks	5,125	(2,851)	2,274	5,407	(2,971)	2,436
of which: Cash collateral receivables on derivative instruments	8,272	(903)	7,369	11,603	(1,227)	10,376

Total liabilities	63,217	(3,755)	59,462	79,435	(4,199)	75,236
of which: Cash collateral payables on derivative instruments	12,841	(3,755)	9,086	15,426	(4,199)	11,227

Total equity	4,121		4,121	3,431		3,431
Total liabilities and equity	67,338	(3,755)	63,583	82,866	(4,199)	78,667

Basel III capital information1

GBP million, except where indicated	31.12.14	30.9.14[2]
Tier 1 capital	3,947	3,914
of which: common equity tier 1 capital	3,332	3,299
Tier 2 capital	997	985
Total capital	4,944	4,899
Common equity tier 1 capital ratio (%)	30.8	24.9
Tier 1 capital ratio (%)	36.5	29.6
Total capital ratio (%)	45.7	37.1
Risk-weighted assets	10,810	13,223

1  Basel III-based requirements for UBS Limited came into effect on 1 January 2014.    2  In the fourth quarter of 2014, comparative period information was corrected. As a result, risk-weighted assets as of 30 September 2014 increased from GBP 12.2 billion to GBP 13.2 billion, with corresponding impacts on all capital ratios.

164

Financial information

165

Appendix

Abbreviations frequently used in our financial reports

A
ABS	asset-backed securities
AMA	advanced measurement approach
APAC	Asia Pacific
ARS	auction rate securities

B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements

C
CCP	central counterparty
CDO	collateralized debt obligations
CDS	credit default swaps
CET1	common equity tier 1
CHF	Swiss franc
CLO	collateralized loan obligations
CMBS	commercial mortgage-backed securities
CVA	credit valuation adjustments

D
DCCP	deferred contingent capital plan
DVA	debit valuation adjustments

E
ECB	European Central Bank
EPS	earnings per share
ETD	exchange-traded derivatives
ETF	exchange-traded funds
EUR	euro
EURIBOR	Euro Interbank Offered Rate

F
FCA	UK Financial Conduct Authority
FINMA	Swiss Financial Market Supervisory Authority
FSB	Financial Stability Board
FTP	funds transfer price

G
GAAP	generally accepted accounting principles
GBP	British pound
GIIPS	Greece, Italy, Ireland, Portugal and Spain

I
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IRB	internal ratings-based
IRC	incremental risk charge
ISDA	International Swaps and Derivatives Association

L
LCR	liquidity coverage ratio
LGD	loss given default
LIBOR	London Interbank Offered Rate
LRD	leverage ratio denominator
LTV	loan-to-value

N
NAV	net asset values
NSFR	net stable funding ratio

O
OCC	Office of the Comptroller of the Currency
OCI	other comprehensive income
OTC	over-the-counter

P
PRV	positive replacement values

R
REIT	real estate investment trust
RLN	reference-linked notes
RMBS	residential mortgage-backed securities
RoaE	return on attributed equity
RoE	return on equity
RWA	risk-weighted assets

S
SEC	US Securities and Exchange Commission
SNB	Swiss National Bank
SOCE	statement of changes in equity
SRB	systemically relevant banks
SSM	Single Supervisory Mechanism

T
TBTF	too big to fail
TLAC	Total Loss Absorbency Capacity
U
UK	United Kingdom
US	United States of America
USD	US dollar

V
VaR	value-at-risk

166

Information sources

Reporting publications

Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of our Group strategy and performance, the strategy and performance of the business divisions and the Corporate Center, risk, treasury and capital management, corporate governance, responsibility and senior management compensation, including compensation to the Board of Directors and the Group Executive Board members, and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation to the Board of Directors and the Group Executive Board members. It is published in English and German.

Quarterly publications: Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors in the “Financial information” section. Printed copies can be ordered from the same website in the “Investor services” section, which can be accessed via the link on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/investors provides the following information on UBS: news releases, financial information, including results-related filings with the US Securities and Exchange Commission, corporate information, including UBS share price charts and data and dividend information, the UBS corporate calendar and presentations by management for investors and financial analysts. Information on the internet is available in English and German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service/UBS news alert: On the www.ubs.com/newsalerts website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wraparound” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 for further information on the operation of its public reference room. Please visit www.ubs.com/investors for more information.

167

Appendix

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD); (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary and a US intermediate holding company, the squeeze-out to complete the establishment of a holding company for the UBS Group, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (ix) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (x) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xi) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiii) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xiv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xv) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

168

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-200212) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS GROUP AG

By:	/s/ Sergio Ermotti
Name:	Sergio Ermotti
Title:	Group Chief Executive Officer

By:	/s/ Tom Naratil
Name:	Tom Naratil
Title:	Group Chief Financial Officer

UBS AG

By:	/s/ Sergio Ermotti
Name:	Sergio Ermotti
Title:	Group Chief Executive Officer

By:	/s/ Tom Naratil
Name:	Tom Naratil
Title:	Group Chief Financial Officer

Date: February 10, 2015